Form 20-F
period 2006-06-30
PERNOD RICARD S A /FI
filed 2006-12-20
CIK 899108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 000-51457

Not Applicable (Translation of Registrant’s Name into English)	Republic of France (Jurisdiction of Incorporation or Organization)

Pernod Ricard SA

(Exact name of Registrant as specified in its charter)

12, place des États-Unis

75783 Paris Cedex 16

France

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary shares, nominal value of 3.10 each

Indicate the number of outstanding of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 94,061,439 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:   Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17   Item 18

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes No

2006 FORM 20-F – PERNOD RICARD     1

Back to contents

TABLE OF CONTENTS

INTRODUCTION

5

FORWARD-LOOKING STATEMENTS

5

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

5

PART I

7

Item 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

7

Item 2

OFFER STATISTICS AND EXPECTED TIMETABLE

7

Item 3

KEY INFORMATION

7

A.

SELECTED FINANCIAL DATA

7

B.

CAPITALIZATION AND INDEBTEDNESS

10

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

11

D.

RISK FACTORS

11

Item 4

INFORMATION ON THE COMPANY

16

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

16

B.

BUSINESS OVERVIEW

18

C.

ORGANIZATIONAL STRUCTURE

31

D.

PROPERTY, PLANTS AND EQUIPMENT

32

Item 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

36

A.

OPERATING RESULTS

37

B.

LIQUIDITY AND CAPITAL RESOURCES

45

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

52

D.

TREND INFORMATION

53

E.

OFF-BALANCE SHEET ARRANGEMENTS

53

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

54

Item 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

59

A.

DIRECTORS AND SENIOR MANAGEMENT

59

B.

COMPENSATION

64

C.

BOARD PRACTICES

66

D.

EMPLOYEES

70

E.

SHARE OWNERSHIP

72

Item 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

72

A.

MAJOR SHAREHOLDERS

72

B.

RELATED PARTY TRANSACTIONS

75

C.

INTERESTS OF EXPERTS AND COUNSEL

75

Item 8

FINANCIAL INFORMATION

76

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

76

B.

SIGNIFICANT CHANGES

79

Item 9

LISTING

79

A.

LISTING DETAILS

79

B.

PLAN OF DISTRIBUTION

80

C.

MARKETS

80

D.

DILUTION

81

E.

EXPENSES OF THE ISSUE

81

2     2006 FORM 20-F – PERNOD RICARD

Back to contents

Item 10

ADDITIONAL INFORMATION

81

A.

SHARE CAPITAL

81

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

81

C.

MATERIAL CONTRACTS

90

D.

EXCHANGE CONTROLS

95

E.

TAXATION

95

F.

DIVIDENDS AND PAYING AGENTS

99

G.

STATEMENTS BY EXPERTS

99

H.

DOCUMENTS ON DISPLAY

99

I.

SUBSIDIARY INFORMATION

99

Item 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

99

Item 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

102

PART II

103

Item 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

103

Item 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

103

Item 15

CONTROLS AND PROCEDURES

104

Item 16A

AUDIT COMMITTEE FINANCIAL EXPERT

104

Item 16B

CODE OF ETHICS

104

Item 16C

PRINCIPAL ACCOUNTANTS AND FEES

105

Item 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

106

Item 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

106

2006 FORM 20-F – PERNOD RICARD     3

Back to contents

PART III

107

Item 17

FINANCIAL STATEMENTS

107

Item 18

FINANCIAL STATEMENTS

107

Item 19

EXHIBITS

107

F- INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     2006 FORM 20-F – PERNOD RICARD

Back to contents

INTRODUCTION

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements with respect to management’s business strategies, expansion and growth of operations, trends in our business, competitive advantage, and technological and regulatory changes, information on exchange rate risk and generally all statements preceded by, followed by or that include the words “believe,” “expect,” “project,” “anticipate,” “seek,” “estimate” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report on Form 20-F, including, without limitation, the information under “Risk Factors” “Information on the Company,” “Operating and Financial Review and Prospects” and “Financial Information” identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this annual report on Form 20-F.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F, references to “€” are to euros, the currency of the countries participating in the third stage of European Economic and Monetary Union, and references to “$” are to U.S. dollars, the currency of the United States of America. We publish our consolidated financial statements in euros. See “Exchange Rate Information.”

For your convenience, we have rounded some financial data. As a result, various figures and percentages set out herein have been rounded and, accordingly, may not total.

Our consolidated financial statements presented in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (referred to as “IFRS”), and the related International Financial Reporting Interpretation Committee (IFRIC) interpretations applicable at June 30, 2006. See Note 25 to our audited consolidated financial statements at and for the two years ended June 30, 2006 and 2005 for a summary of the significant differences between IFRS and generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to Pernod Ricard, and for a reconciliation of our IFRS net income and shareholders’ equity to U.S. GAAP.

In this annual report on Form 20-F, unless the context otherwise requires, “Pernod Ricard,” “the Company,” “we,” “us” and “our” are used to refer to Pernod Ricard, either alone or together with its consolidated subsidiaries and affiliates, and “Group” is used to refer to Pernod Ricard and its consolidated subsidiaries and affiliates.

Volumes are quoted in nine liter cases unless otherwise stated.

Unless otherwise indicated, the information contained in this annual report on Form 20-F relating to our Wine and Spirits business is based on our own internal estimates using information regarding revenues published by our competitors and industry analysts. Internal analyses conducted by Pernod Ricard are based on analyst reports, special surveys and information published by other companies, as well as our own internal knowledge of the market. We believe that these internal surveys, estimates, market research and publicly available information are reliable, although we have not independently verified them. Unless stated otherwise, information in this annual report on Form 20-F relating to the Wine and Spirits business was taken from the International Wine and Spirits Record (IWSR) database.

2006 FORM 20-F – PERNOD RICARD     5

Back to contents

This page was left blank intentionally

6     2006 FORM 20-F – PERNOD RICARD

Back to contents

PART I

Item 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

In accordance with a regulation adopted by the European Union, or EU, in July 2002, all companies incorporated under the laws of a member state of the EU and whose securities are publicly traded within the EU are required to prepare their consolidated financial statements for the fiscal year starting on or after January 1, 2005 on the basis of International Financial Reporting Standards (“IFRS”). Because we are listed in France and in accordance with European Commission regulations 1606/2002 and 1725/2003, our audited annual consolidated financial statements for the financial year ending June 30, 2006 were prepared in accordance with IFRS as adopted by the EU. These standards include the standards approved by the International Accounting Standards Board (“IASB”), namely IFRS, International Accounting Standards (“IAS”) and their interpretations issued by IFRIC or its predecessor, the Standing Interpretations Committee (“SIC”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the Group’s accounts for the years presented would be no different had the Group applied IFRS as issued by the IASB. References to “IFRS” hereunder should be construed as references to IFRS as adopted by the EU. We previously prepared our financial statements in accordance with French generally accepted accounting principles (“French GAAP”).

As a first time adopter of IFRS at January 1, 2004, we have followed the specific requirements described in IFRS 1- First Time Adoption of IFRS. The options selected for the purpose of the transition to IFRS are described in the notes to our consolidated financial statements included elsewhere in this Annual Report. Impacts of the transition on the balance sheet at July 1, 2004, the income statement for the year ended June 30, 2005 and the balance sheet at June 30, 2005 are presented and discussed in Note 24 to our consolidated financial statements.

2006 FORM 20-F – PERNOD RICARD     7

Back to contents

In order to provide comparative information, our opening balance sheet as at July 1, 2004 was prepared in accordance with the provisions of IFRS 1.

In accordance with General Instruction G.(c) to Form 20-F, the tables below set forth selected consolidated financial data for the Company for the two-year period ended June 30, 2006 in IFRS, which have been derived from our audited consolidated financial statements, and for the two-year period ended June 30, 2006 in accordance with U.S. GAAP.

The selected consolidated financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the notes to those statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report.

IFRS differs in important respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP relevant to Pernod Ricard, together with a reconciliation of our net income and shareholders’ equity under IFRS to net income and shareholders’ equity under U.S. GAAP, see Note 25 to our consolidated financial statements.

Selected Consolidated Financial Information (IFRS)

→

CONSOLIDATED INCOME STATEMENT

	Year ended June 30,
	2006(1)	2006(2)	2005(3)
(in millions, except for per share data)	$	€	€
Net sales	8,007	6,066	3,611
Operating profit from ordinary activities	1,657	1,255	729
Net profit from continuing operations	809	613	493
Net profit from discontinued operations(4)	75	57	-
Net profit	884	670	493
Including:
Attributable to minority interests	41	31	9
Attributable to equity holders of the parent	843	639	484
Earnings and dividends
Earnings per share - basic	9.94	7.53	7.55
Earnings per share - diluted	9.62	7.29	6.81
Net earnings per share from continuing operations (excluding discontinued operations) – basic(5)	9.06	6.86	7.55
Net earnings per share from continuing operations (excluding discontinued operations) – diluted(5)	8.76	6.64	6.81
Dividends per share(6)	3.33	2.52	3.22
Weighted average ordinary shares used in earnings per share calculations (in millions of shares):
Basic	85	85	64
Diluted	88	88	71

8     2006 FORM 20-F – PERNOD RICARD

Back to contents

→

CONSOLIDATED BALANCE SHEET

	Year ended June 30,
	2006(1)	2006(2)	2005(3)
(in millions)	$	€	€
Total assets	26,083	19,760	7,007
Net assets	7,751	5,872	2,565
Share capital	385	292	219

(1) Amounts translated for convenience at the noon-buying rate on December 13, 2006 of €1.00=$1.32. See below.

(2) On July 26, 2005, we acquired 100% of the Allied Domecq Group for an amount of £7.4 billion (€10.7 billion). In accordance with the framework agreement relating to the acquisition, we disposed of certain Allied Domecq assets to Fortune Brands, Inc. for £2.7 billion (€4.0 billion). For a description of this agreement, see “Item 10.C. Material Contracts.” Our consolidated financial data for the year ended June 30, 2006 includes the Allied Domecq results of operations from July 26, 2005.

(3) Comparative figures have been adjusted from French GAAP to IFRS as a result of our transition to IFRS. See Note 24 of our audited annual consolidated financial statements for the reconciliation between French GAAP and IFRS.

(4) Net profit from discontinued operations for the year ended June 30, 2006 of €57 million (2005: €nil) related to two activities that were acquired in connection with the acquisition of Allied Domecq, Dunkin’s Brands, Inc. (“DBI”) and an investment in Britvic Plc. We intended to sell these activities as part of the acquisition, and both activities were disposed of during the year ended June 30, 2006.

(5) Basic net earnings per share from continuing operations of €6.86 in the year ended June 30, 2006 (2005: €7.55) have been calculated on net earnings from continuing operations of €582 million (2005: €484 million) divided by the average number of shares of 84.897 million (2005: 64.085 million). Diluted net earnings per share from continuing operations of €6.64 in the year ended June 30, 2006 (2005: €6.81) have been calculated on net earnings from continuing operations of €582 million (2005: €484 million) divided by the average number of shares and potentially dilutive ordinary shares of 87.659 million (2005: 71.080 million).

(6) Dividends for the year ended June 30, 2006 have been paid on July 5, 2006 for €1.12 per share and on November 15, 2006 for the remaining €1.40 per share. Dividends per share for the year ended June 30, 2005 have been declared for the eighteen-month period ended June 30, 2005.

Selected Consolidated Financial Information (U.S. GAAP)

→

CONSOLIDATED INCOME STATEMENT DATA

	Year ended June 30,
	2006(1)	2006(2)	2005
(in millions, except for per share data)	$	€	€
Net sales	8,007	6,066	3,611
Operating profit	1,671	1,266	735
Net profit from continuing operations	894	677	420
Net profit from discontinued operations	75	57	-
Net profit	969	734	420
Basic net earning per share:
Continuing activities	10.52	7.97	6.56
Discontinued activities	0.88	0.67	-
Total	11.40	8.64	6.56
Diluted net earning per share:
Continuing activities	10.18	7.71	5.85
Discontinued activities	0.86	0.65	-
Total	11.04	8.36	5.85

2006 FORM 20-F – PERNOD RICARD     9

Back to contents

→

CONSOLIDATED BALANCE SHEET DATA

	Year ended June 30,
	2006(1)	2006(2)	2005
(in millions)	$	€	€
Total assets	26,247	19,884	7,293
Shareholders’ equity	7,631	5,781	2,757

(1) Amounts translated for convenience at the noon-buying rate on December 13, 2006 of €1.00=$1.32. See below

(2) On July 26, 2005, we acquired 100% of the Allied Domecq Group for an amount of £7.4 billion (€10.7 billion). In accordance with the framework agreement relating to the acquisition, we disposed of certain Allied Domecq assets to Fortune Brands, Inc. for £2.7 billion (€4.0 billion). For a description of this agreement, see “Item 10.C. Material Contracts.” Our consolidated financial data for the year ended June 30, 2006 includes the Allied Domecq results of operations from July 26, 2005.

Exchange Rate Information

The following table sets forth, for the periods indicated, translations of euro amounts into U.S. dollars at specified exchange rates. These translations have been made at the indicated noon-buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on its website (www.ny.frb.org). These translations are not representations that the euro amounts actually represent these U.S. dollar amounts or could be converted to U.S. dollars at the rates indicated or at any other rate. Such rates are provided solely for your convenience. They are not necessarily the rates used by Pernod Ricard in the preparation of its financial statements.

	Period-end rate(1)	Average rate(2)	High	Low
Year ended June 30,
2002	0.99	0.90	0.99	0.84
2003	1.15	1.05	1.19	0.96
2004	1.22	1.19	1.29	1.08
2005	1.21	1.27	1.36	1.20
2006	1.28	1.22	1.30	1.17
Recent monthly data
June 2006	1.28	1.27	1.30	1.25
July 2006	1.28	1.27	1.28	1.25
August 2006	1.28	1.28	1.29	1.27
September 2006	1.27	1.27	1.28	1.26
October 2006	1.28	1.26	1.28	1.25
November 2006	1.33	1.29	1.33	1.27

(1) The period-end rate is the noon-buying rate on the last business day of the applicable period.

(2) The average of the noon-buying rates on the last business day of each month (or portion thereof) during the relevant period for year average on each business day of the month (or portion thereof) for monthly average.

On December 13, 2006, the noon-buying rate was €1.00=$1.32.

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

10     2006 FORM 20-F – PERNOD RICARD

Back to contents

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

You should carefully consider the following factors that could materially affect our business, as well as the other information set forth in this report. In addition, in our periodic filings with the United States Securities and Exchange Commission (“SEC”), press releases and other statements, we discuss estimates and projections regarding our future performance and business outlook. Such “forward-looking statements,” by their nature, involve known and unknown risks, uncertainties and other factors that in some cases are out of our control. These factors could cause our actual results to differ materially from our historical experience or our present expectations and projections. The following is a non-exclusive discussion of such risks and uncertainties. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

If the social acceptability of our products declines or governments adopt policies against alcoholic beverages, our revenues could decrease and our Wine and Spirits business could be materially adversely affected.

Our ability to market and sell our alcoholic beverage products depends heavily on both society’s attitudes toward drinking and governmental policies that flow from those attitudes. In recent years, increased social and political attention has been directed at the alcoholic beverage industry. The recent attention has focused largely on public health concerns related to alcohol abuse, including drinking and driving, underage drinking, and health consequences from the misuse of alcoholic beverages. Alcohol critics in the U.S. and Europe increasingly seek governmental measures to make alcoholic beverages more expensive, less available, and more difficult to advertise and promote. If the social acceptability of alcoholic beverages were to decline significantly, sales of our products could materially decrease. Our sales would also suffer if governments sought to ban or restrict advertising or promotional activities, to limit hours or places of sale, or took other actions designed to discourage alcohol consumption.

Litigation directed at the alcoholic beverage industry could materially affect our business.

Litigation and complaints from consumers or government authorities resulting from beverage quality, illness, injury, alcohol abuse, illegal sales or targeted advertising and promotion of alcoholic beverages to underage consumers, and health concerns or other issues stemming from excessive alcohol consumption may affect our industry. If such litigation resulted in fines, damages or reputational damage to our Group or our brands, our business could be materially adversely affected.

In particular, a number of alcoholic beverage producers, including certain of our Allied Domecq subsidiaries in the United States, have been named in four nearly identical putative class action lawsuits in state and federal courts in the United States. All of the lawsuits have been brought by the same law firm. In each lawsuit, the plaintiffs allege that the defendants’ marketing causes illegal consumption of alcohol by persons under the legal drinking age. To date, all four lawsuits in which Allied Domecq entities have been named and served have been dismissed with prejudice. Plaintiffs have appealed those dismissals. Two similar cases have been filed in state courts in New York and Florida but both were later voluntarily dismissed. A motion to dismiss is pending in one other lawsuit, although no Allied Domecq entities have been named as defendants in that case. Adverse developments in these or similar lawsuits could materially harm our business and the overall alcoholic beverage industry. We could also incur significant litigation costs and the diversion of management’s time regardless of the merits of such a lawsuit or claim.

Contamination or other circumstances could harm the integrity or customer support for our brands and adversely affect the sales of those products.

The success of our brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third-party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. We purchase most of the raw materials for the production of our spirits and wines from third-party producers or on the open market. Contaminants in those raw materials or defects in the distillation or fermentation process could lead to low beverage quality as well as illness among, or injury to, our consumers and may result in reduced sales of the affected brand or all our brands. Also, to the extent that third-parties sell products which are either counterfeit versions of our brands or inferior brands that look like our brands, consumers of our brands could confuse our products with them. This could cause them to refrain from purchasing our brands in the future and in turn could impair brand equity and adversely affect our business.

In addition, we have entered into agreements with third parties to produce products that carry our brands and trademarks. If these products are affected by contamination or a reduction in quality, they could tarnish the overall reputation of the relevant brands and this could result in reduced sales of the affected brand or brands.

2006 FORM 20-F – PERNOD RICARD     11

Back to contents

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

Our portfolio of brands includes some of the world’s leading alcoholic beverage brands as well as brands of local prominence. Maintaining our competitive position depends on our continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, changes in travel, vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on our business.

The competitive position of our brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers; the failure to launch a new product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of an existing brand. Growth in our business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of our plans for growth. There can be no assurance as to our continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products.

Any significant changes in consumer preferences coupled with our failure to anticipate and react to such changes could result in reduced demand for our products and erosion of our competitive and financial position.

We depend upon our trademarks and proprietary rights, and we may not be able to protect our intellectual property rights.

Our success depends, in large part, on our ability to protect our current and future trademarks, brand names and trade names and to defend our intellectual property rights. Given the importance of brand recognition to our business, we have invested considerable effort in protecting our intellectual property rights, including trademark registration and domain names. We cannot, however, be certain that the measures we have taken to protect actively our intellectual property rights will be sufficient or that third parties will not infringe on or misappropriate our intellectual property rights. Given the attractiveness of our brands to consumers, it is not uncommon for third parties to manufacture counterfeit products or to use trademarks or brand names which dilute the ones we use, as has been the case, for example, for Havana Club in the United States and Becherovka in the Czech Republic. See “Item 8. Financial Information—Legal and Arbitration Proceedings.” We cannot be certain that the steps we take to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit products reaching the market. Moreover, certain countries in which we operate offer less intellectual property protection than is available in Europe and North America. If we are unable to protect our intellectual property rights against infringement or misappropriation, this could materially harm our future financial results and ability to develop our business.

Additionally, third parties could challenge the validity of our intellectual property rights, such as third party claims in India regarding the Blender’s Pride brand and separate claims in the United States by the Russian Federation and by Russian Standard Vodka Inc. regarding Stolichnaya and a claim by a competitor regarding Havana Club. See “Item 8. Financial Information—Legal and Arbitration Proceedings.” Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our businesses.

Moreover, we license certain of the trademarks used in our business from third parties. In particular, we license from the SPI Group the Stolichnaya trademark for use in certain countries. If the third parties who own such marks are unable to protect such marks, if the validity of their intellectual property rights is challenged, as is the case with SPI’s rights to Stolichnaya, which are being challenged by the Russian Federation, or if we are unable to renew our licenses with these third parties on acceptable terms, or at all, we may lose our rights to use such trademarks, which could have an adverse effect on our business.

We are dependent on third parties for the distribution and, in some cases, manufacture of our products in various key markets.

We have agreements with third parties to distribute and in some cases manufacture our products in various key markets. Additionally, we distribute some third party brands through our global Wine and Spirits distribution network, such as Stolichnaya, Stoli and Priviet, which we distribute in the United States, and the Polish vodka Zubrowka, for which we have been granted distribution rights covering 70 countries. The terms of these agreements vary depending on the particular brand, but tend to be for a fixed number of years. The breakdown of some of these relationships could immediately limit our access to customers and, as a result, damage short- and long-term performance. We cannot assure you that we will be able to renegotiate distribution or manufacturing rights on terms favorable to us when such agreements expire or that the agreements will not be terminated. Failure to renew distribution agreements on favorable terms or their termination could have an adverse impact on our revenues and operating income. In addition, our sales may be adversely affected by any disputes with third party distributors or manufacturers of our products.

12     2006 FORM 20-F – PERNOD RICARD

Back to contents

Regulatory decisions and changes in the legal and regulatory environment in the countries in which we operate could limit our business activities or increase our operating costs or liabilities.

As an international branded drinks and retailing group, our business is subject to extensive regulatory requirements regarding production, product liability, distribution, marketing, advertising, labeling and importation, as well as, more generally, competition and anti-trust matters, trade and pricing practices, pensions, labor and environmental issues in each of the countries in which we operate. In addition, our products are subject to differing import and excise duties in the countries in which we operate. Regulatory decisions or changes in the legal and regulatory requirements in these areas may have varying negative effects on our business:

›

product recall: governmental bodies in the countries in which we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products and other sanctions, each of which could have an adverse effect on our business or damage our reputation and results of operations;

›

advertising and promotion: governmental bodies in the countries in which we operate may impose limitations on advertising activities used to market alcoholic beverages, such as prohibition or limitations on television advertising or sponsoring sporting events. We are also a signatory to a number of voluntary codes that impose self regulation and limitation on advertising and promotion within the alcoholic beverage industry. These limitations may inhibit or restrict our ability to maintain or increase the consumer support for and recognition of our brands in key markets and may adversely affect our results of operations;

›

labeling: governmental bodies in the countries in which we operate may impose new or different labeling and production requirements. Changes to labeling requirements for alcoholic beverages, including our portfolio of premium branded spirits and wines, may detract from their appeal to consumers and as a result, lead to a reduction in sales of those beverages. In addition, such changes may result in increased costs that could adversely affect our business;

›

import and excise duties: our products are subject to import and excise duties in most countries around the world. An increase in import or excise duties or changes in laws affecting duty-free shopping may reduce overall consumption of our premium branded spirits and wines or cause consumers to prefer lower-taxed spirits and wines to ours; and

›

access to distribution: regulatory bodies in the countries in which we operate may seek to restrict consumer access to our products; for example by controlling the times during which outlets are allowed to sell alcohol or by increasing the legal drinking age.

Our ability to supply our consumers with our products is dependent on some factors beyond our control.

An interruption or substantial decrease in our ability to supply customers of our brands could damage our sales and image as well as our relationships with customers and consumers. Problems that might constrain supply or lead to increased costs include:

›

climate, agriculture and nature: a number of our products such as champagne, cognac, wine, some whiskies and tequila depend on agricultural produce from demarcated regions. If any of these regions were to experience severe weather variations, natural disasters including earthquakes, pestilence or other occurrences, we might not be able to obtain readily a sufficient supply and there could be a decrease in our production of the product from that region or an increase in its cost;

›

raw materials price fluctuations: similarly, a number of the raw materials that we use for the production of our beverage products are commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in raw materials cost or packaging materials cost, we may not be able to increase our prices to offset these increased costs without suffering reduced volume, revenue and operating income. We may be adversely affected by shortages of such raw materials or packaging materials;

›

loss of inventory: we have a substantial inventory of aged product categories, principally Scotch whisky, Canadian whisky, cognac, brandy and fortified wine, which mature over periods of up to 30 years. While our maturing inventory is stored at numerous locations throughout the world, the loss as a result of contamination, fire or other natural disaster or destruction resulting from negligence or the acts of third parties of all or a portion of our stock of any one of those aged product categories may not be replaceable and, consequently, may lead to a substantial decrease in supply of those products. Additionally, the judgmental nature of determining how much of our aged products to lay down in any given year for future consumption means that there is an inherent risk of forecasting error. This could lead to either an inability to supply future demand or lead to future surplus inventory and consequently a write down in value. Finally, we cannot be sure that insurance proceeds would be sufficient to cover the replacement value of our maturing inventory in the event of their loss or destruction; and

›

loss of production facilities: loss of any one of our key production sites (through, for example, fire or natural disaster) may lead to the loss of production capacity or product stock that may not be replaceable and, consequently, may lead to a substantial decrease in the supply of those products.

We could lose market share and profit margins due to increased competitive pressures.

We operate in a highly competitive market sector in which large, well-established companies, such as Diageo, Constellation Brands, Brown-Forman, Beam Global (Fortune Brands), Bacardi-Martini, V&S Group, Campari and Rémy Cointreau operate. We also face competition from several local and regional companies in the countries in which we operate. The entry of new competitors into our markets, a change in the level of marketing undertaken by competitors or in their pricing policies, irrational behavior by our competitors, the consolidation of our competitors, or the introduction of new competing products or brands could have a significant adverse effect on our business.

2006 FORM 20-F – PERNOD RICARD     13

Back to contents

Further consolidation among spirits producers or wholesalers could hinder the distribution of our products.

We use a number of different business models to market and distribute our products, some of which rely on other spirits producers to distribute and market our products in various markets. Distributor and wholesaler consolidations have not in the past negatively affected our Wine and Spirits business. Nevertheless, further consolidation among spirits producers overseas or wholesalers in our key markets could hinder the distribution of our products as a result of reduced attention and resource allocation to our brands, due to our brands representing a smaller portion of their business and/or a changing competitive environment.

Our business could be adversely affected by an economic downturn.

Our business is dependent on general economic conditions in our key markets, including France, the rest of Europe, the United States, Latin America, China and India. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a significant adverse effect on our results. During times of economic uncertainty or hardship, consumers may choose to purchase lower value consumer goods as opposed to higher value consumer goods, which include our premium branded spirits and wine. A reduction in sales of our premium branded spirits and wine in those key markets could have an adverse effect on our results of operations and business prospects as a whole.

Our estimate of the amount of our pension obligations is based on assumptions that may prove incorrect.

We have substantial pension obligations under pension schemes for our employees. See Note 13 to our consolidated financial statements. These pension obligations are for the most part covered by balance sheet provisions and partially covered by pension funds or by insurance. The amount of these provisions is based on certain actuarial assumptions, which include for example discounting factors, demographic trends, pension trends, future salary trends and expected returns on plan assets. If actual developments were to deviate from these assumptions, this could result in a substantial increase in pension obligations on our balance sheet and require a substantially higher allocation to pension provisions, which could have a material adverse effect on our financial results.

Our business could be adversely affected by acts or threats of terrorism, acts or the threat of war or other adverse political developments in our key markets.

Our operations are subject to a variety of other risks and uncertainties relating to trading in many different countries, including political, economic or social upheaval, changing excise duty regimes and the introduction of import, investment or currency restrictions and changes in industry inventory levels that may affect our ability to trade in those markets. In the same way, acts of terrorism or the outbreak of war, the impact on consumer confidence and on tourism and travel from threats of terrorism or the threat of war or other adverse political developments, and the ongoing concerns of global pandemics, such as avian influenza, may have a depressing effect on consumers’ propensity to purchase higher value goods in our key markets and in duty free and other markets. These disruptions and other adverse political and economic developments in our markets can cause volatility in the pattern of our trading results in those markets over time.

Moreover, we cannot assure you that we will not experience strikes or other industrial actions. Any drawn-out industrial dispute could have a material adverse effect on our business.

Our acquisition strategy and integration of acquired businesses may not be successful.

From time to time, we acquire additional businesses that we believe to be a strategic fit, such as our purchase of Allied Domecq in 2005 and our purchase of various brands and assets of Seagram’s in 2001. Integration of the operations, products, personnel and technologies of acquired businesses into our existing business may prove challenging, and involve significant expenses and devotion of management time. Additionally, business acquisitions may expose us to unknown liabilities that could adversely affect our business and results of operations. We cannot assure you that our acquisitions will not involve such risks.

Our operations are conducted in many countries and, as a result, fluctuations between the euro and other major currencies may affect our financial results.

We publish our consolidated financial statements in euro. We, however, conduct our operations in many countries and a significant portion of our sales and productions costs are denominated in currencies other than euro. Consequently, fluctuations between the euro and other currencies may affect our financial results. The exchange rates between some of the foreign currencies in which we operate and the euro have fluctuated significantly in recent years and may continue to do so in the future. Movements in exchange rates used to translate foreign currencies into euro may have a significant impact on our reported results of operations from year to year.

We do seek to manage our foreign currency exposures. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. We cannot assure you, however, that we will be protected from medium- or long-term effects of exchange rate fluctuations on our sales and margins.

14     2006 FORM 20-F – PERNOD RICARD

Back to contents

Tax increases and changes in other fiscal regulations could damage our financial results.

The Wine and Spirits business is highly sensitive to changes in taxes. The effect of any future excise tax increases in any jurisdiction cannot be determined, but increased excise taxes could have an adverse effect on our business. Additionally, our reported after tax income is calculated based on extensive tax and accounting requirements in each of our relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could have a material impact on our business.

We have a material amount of debt, which could further increase in the future.

We increased our indebtedness in connection with the acquisitions of Seagram’s and Allied Domecq in 2001 and 2005, respectively. As of June 30, 2006, our total indebtedness amounted to €6.35 billion. We and our subsidiaries may seek to incur substantial additional indebtedness in the future, subject to limitations imposed by our respective debt instruments. However, our level of indebtedness may limit our ability to obtain additional financing or may increase the cost of such additional financing. Moreover, the agreements governing our debt contain covenants and restrictions that restrict our ability to incur additional indebtedness, issue certain securities and undertake certain corporate transactions, and the breach of these covenants or restrictions could result in a default under these agreements that would permit our lenders to declare all amounts outstanding thereunder to be due and payable, together with any accrued and unpaid interest. Our substantial debt service obligations will require us to utilize a significant portion of our cash flows and capital resources to repay our debt, and our ability to generate the cash needed to service our debt will depend on many factors beyond our control, such as market cyclicality and regulatory developments. These factors could have a significant adverse effect on our business.

Increases in interest rates could adversely affect our results of operations.

Changes in market interest rates and interest margins may impact our financing costs, returns on financial investments and valuation of derivative contracts. We use interest rate swaps and other derivative contracts to manage interest rate risks. Although management believes that the measures we have taken to limit our exposure to interest rate risks are currently adequate, there can be no assurance that interest rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations.

You may not be able to effect service of process within the United States or enforce the judgment of a United States court against us or our directors and executive officers.

We are a limited liability corporation incorporated under the laws of the Republic of France. The majority of our directors and executive officers reside outside of the United States. A substantial portion of our assets, and the assets of our directors and executive officers are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Pernod Ricard or such directors and executive officers in order to enforce the judgment of a United States court against us or such persons based on the civil liability provisions of the United States Federal securities laws. Furthermore, there is doubt as to the enforceability in the courts of certain jurisdictions, whether arising under original actions or in actions for enforcement of judgments of US courts, of civil liabilities based solely on the United States Federal securities laws.

We may decide to terminate our registration under the Exchange Act and cease to be an SEC reporting company if we are able to do so under applicable regulations.

We may decide to terminate the registration of our ordinary shares under the Exchange Act if we are able to do so in accordance with the rules applicable at such time. The SEC has proposed new rules which, if implemented, will make it easier for eligible foreign private issuers with limited U.S. ownership to deregister. If we are able to terminate such registration, we will no longer be subject to the reporting provisions of the Exchange Act and will, among other things, not be required to publish a U.S. GAAP reconciliation of its IFRS financial statements. As a result, our submissions to the SEC will be limited to English translations of the material information provided to the French market authority and Eurolist of Euronext Paris, and U.S. shareholders will have access to less information about the combined company and its business, operations and financial performance. In addition, if we terminate our registration, we will cease to be subject to the liability provisions of the Exchange Act or the provisions of the Sarbanes-Oxley Act of 2002.

2006 FORM 20-F – PERNOD RICARD     15

Back to contents

Item 4

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a French public limited company (société anonyme) established under French law on July 13, 1939 for a period of 99 years until July 13, 2038. We are governed by the French Business Code (code de commerce) and are registered with the Paris Commercial and Companies Register under number 582 041 943 RCS Paris. Our registered office is located at 12, place des Etats-Unis, 75116, Paris, France, telephone: (33) 01 41 00 41 00. Our agent for service of process for U.S. federal securities law purposes is Pernod Ricard USA, 100 Manhattanville Road, Purchase, New York, 10577, telephone: (914) 848-4678.

Pernod Ricard was created in 1975 upon the merger of Pernod SA and Ricard SA, two French anise-based spirits companies. Since then, we have grown to become the second largest Wine and Spirits group in the world (source: IWSR). The key events in the growth of our business from our creation until the beginning of the year ended June 30, 2006 are as follows:

›

in 1975, we acquired Campbell Distillers, producers of Scotch whiskies, such as Aberlour and Clan Campbell, and CDC, the producer of the Dubonnet and Byrrh brands;

›

in 1981, we acquired Austin Nichols Ltd, a United States producer and distributor of Wild Turkey bourbon;

›

in 1984, we acquired Orangina, a soft-drink producer;

›

in 1985, we acquired Ramazzotti, an Italy-based producer of bitters;

›

in 1988, we acquired Irish Distillers, an Ireland-based producer of spirits and the owner of the Jameson, Paddy and Powers brands;

›

in 1989, we acquired Orlando Wyndham, an Australian wine producer;

›

in 1993, we, along with a Cuban partner, created Havana Club International, a Cuba-based rum producer, which owns the Havana Club brand;

›

in 1997, we acquired Larios, a Spanish producer of gin and the owner of the Larios brand;

›

in 1997, we acquired a controlling equity stake in Jan Becher, a Czech Republic-based producer of Becherovka;

›

in 1999, we acquired the distribution rights for several Polish vodkas, including Wyborowa and Zubrowka;

›

in 1999, we acquired Yerevan Brandy Company, an Armenia-based producer of brandy;

›

in 2001, we acquired Wyborowa S.A., a Poland-based producer of Wyborowa;

›

in 2001, in collaboration with Diageo we purchased 39.1% of the Seagram’s Wine and Spirits business, acquiring the Chivas and Martell brands. We also disposed of various non-spirits businesses, including Orangina-Pampryl; and

›

in 2002, we entered into partnership agreements with Sogrape for the distribution of Sandeman port and Kirin for the distribution of Four Roses bourbon.

Significant Events in the Year Ended June 30, 2006

Acquisition of Allied Domecq

In April 2005, we announced that we were launching a friendly takeover bid for Allied Domecq Plc (“Allied Domecq”). On April 21, 2005, Allied Domecq, Pernod Ricard and Goal Acquisitions Ltd. (“Goal”) (a company we created in connection with the acquisition), entered into an agreement (“Scheme Cooperation Agreement”) for the acquisition of Allied Domecq by way of a scheme of arrangement (“Scheme of Arrangement”). The acquisition was completed on July 26, 2005. In connection with the offer, we entered into a binding agreement to sell certain Allied Domecq brands and distribution and production assets to Fortune Brands, a global Wine and Spirits producer and distributor. Upon the effectiveness of the Scheme of Arrangement, our ordinary shares were deemed registered under section 12 of the Exchange Act as a successor issuer to Allied Domecq.

16     2006 FORM 20-F – PERNOD RICARD

Back to contents

The acquisition strengthened our Premium brand portfolio through the addition of eight strategic brands: Ballantine’s Scotch whisky; Beefeater gin; Malibu, a coconut-flavored rum-based spirit; Kahlúa coffee-flavored liqueur; Stolichnaya vodka (distribution rights); Mumm and Perrier-Jouët champagnes; and Montana New Zealand wines. In addition, our portfolio of premium leading local brands was strengthened by the acquisition with the addition of premium brands such as Imperial whisky in Korea, Tia Maria coffee-flavored liqueur in the United Kingdom and Hiram Walker Liqueurs in the United States.

The acquisition price of the Allied Domecq shares amounted to €10.7 billion. Fortune Brands made a cash contribution of €4.0 billion, representing the acquisition price of brands that it came to hold pursuant to agreements relating to the acquisition. Our share of the purchase price, amounting to €6.7 billion, was financed by a €2.0 billion issuance of Pernod Ricard shares and by €4.7 billion in cash.

In order both to finance the cash portion of this acquisition and to refinance our existing debt and that of Allied Domecq, we entered into a syndicated credit agreement. For a description of this credit agreement, see “Item 5.B. Liquidity and Capital Resources—Sources of Financing 2005—Credit Agreement.”

We completed the integration of Allied Domecq into our Group in March 2006, less than one year after finalizing the acquisition. We believe that the rapid integration of Allied Domecq into our Group illustrates our ability to successfully complete significant business combinations. In less than one year, 5,000 people joined our Group and Allied Domecq’s significant brand portfolio was integrated into our business, enabling us to generate sales of over €6 billion for the year ended June 30, 2006. Furthermore, the integration of Allied Domecq was completed more efficiently and more rapidly than expected, with lower integration costs (which should amount to between €350 million and €400 million as compared with the €450 million originally estimated) more rapid implementation of synergies (with €270 million expected in the year ending June 30, 2007), and disposals completed pursuant to more favorable terms than anticipated.

Moreover, the Allied Domecq acquisition also led to an increase in sales of €2,390 million and an increase in contribution after advertising and promotion expenses of €881 million.

Distribution Agreement with Stolichnaya

On September 21, 2005, an agreement was entered into between Pernod Ricard Allied Domecq International Holdings BV, Allied Domecq Spirits & Wine USA Inc, Allied Domecq Spirits & Wine Ltd., Spirits International NV and SPI Spirits (Cyprus) Limited, pursuant to which Allied Domecq was confirmed as the exclusive distributor for Stolichnaya in certain countries, as well as for other brands in the SPI Spirits portfolio, in consideration for a $125 million payment. In addition, we and SPI Spirits agreed to begin discussions for our possible acquisition of the Stolichnaya brand should SPI Spirits decide to sell the brand in the future.

For more information on this agreement, see “Item 10.C. Material Contracts—Stolichnaya.”

Disposal of Assets and Businesses

During the year ended June 30, 2006, we made the following disposals:

›

in July 2005, we sold the Seagram’s Vodka brand and related assets to Young’s;

›

in August 2005, our subsidiary Irish Distillers announced the sale of The Old Bushmills Distillery and the Bushmills brand to Diageo Plc. The sale was completed in September 2005;

›

in September 2005, we sold the Larios brand and related assets to Fortune Brands;

›

in December 2005, we announced the sale of Dunkin’ Brands Inc. (“DBI”) to Bain Capital, The Carlyle Group and Thomas H. Lee Partners. Dunkin’ Brands Inc. was acquired as part of the Allied Domecq acquisition. The sale was completed in March 2006;

›

in December 2005, we sold our entire stake in Britvic Plc, a company which manufactures and sells soft drinks. We acquired our stake in Britvic Plc as part of the Allied Domecq acquisition; and

›

in March 2006, we finalized the disposals of Glen Grant, Old Smuggler and Braemar to Campari.

Capital Expenditures

During the year ended June 30, 2006, our capital expenditures on property, plants and equipment amounted to €224 million. The largest projects for the year included the creation of a rum distillery in Cuba in the framework of developing the Havana Club brand, the industrial reorganization of Chivas Brothers and the continuation of a multi-year plan to extend ageing cellars and create a finished products warehouse to handle the growth of Jameson Irish whiskey.

For a description of our disposals during the year ended June 30, 2006, see “Item 4.A. History and Development of the Company—Significant Events in the Year Ended June 30, 2006—Disposal of Assets and Businesses.”

2006 FORM 20-F – PERNOD RICARD     17

Back to contents

During the year ended June 30, 2005, we invested €147 million in property, plant and equipment. This included major investments in Ireland (multi-year plan to meet the growth of the Jameson brand) and France (reorganization of the Martell production facilities), as well as in Scotland and Australia. The principal divestitures during the year ended June 30, 2005 year were:

›

the sale of Granger Bouguet Pau (fruit preparations) to Transition & Turnaround Company in June 2004;

›

the sale of Crus et Domaines de France to Grand Chais de France in July 2004;

›

the sale of our Marmande Production SAS to Transition & Turnaround Company in November 2004; and

›

the sale of Foulon Sopagly SAS to Raisin SA in June 2005.

The table below sets forth the breakdown of capital expenditures by region for the periods indicated:

Region	Year ended June 30,
	2006	2005
France	10%	21%
Europe (excluding France)	41%	47%
Americas	30%	15%
Asia and Rest of the World	19%	16%

For additional information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B.

BUSINESS OVERVIEW

General

Throughout this document we refer to information regarding our Wine and Spirits businesses from the International Wine and Spirits Record (IWSR) database and other independent industry sources in the market in which we operate. Information used from other independent sources, specific to certain markets, is also believed to be reliable, although we have not verified the accuracy of any such information.

We are the second largest international wine and spirits producer (Source: IWSR), and we have a global distribution network dedicated to distributing our own brands and brands owned by third parties. Our business oversees and operates these production and distribution activities. Our sales for the year ended June 30, 2006 amounted to €6,066 million and our operating profit reached €1,129 million. We generate 33% of our sales in Europe (excluding France), 28% in the Americas, 28% in Asia-Pacific and 11% in France.

Our Wine and Spirits portfolio consists principally of “premium” brands. Our spirits generally retail at a price greater than $10 per 750 ml. bottle and have a U.S. retail price of greater than $12 per 750 ml. bottle. Our premium Wine portfolio generally retails at a global price of greater than $7 per bottle, and includes still wine, sparkling wine and champagne.

We divide our Wine and Spirits portfolio into:

›

15 strategic brands — we have selected 15 prestigious Wine and Spirits brands that we aim to “premiumize” through increased investments in developing a “premium quality” for these products; these brands have a strong customer appeal and are typically sold in more than one market with high margins;

›

30 leading local brands — our 30 leading local brands are generally leaders in their respective markets and enable us to enter high-potential emerging markets; and

›

other Wine and Spirits brands.

Our purchase of Allied Domecq in July 2005 significantly increased the results of operations of our business for the year ended June 30, 2006. The acquisition increased our sales by €2,390 million and contribution after advertising and promotion expenses by €881 million. The acquisition strengthened our Premium brand portfolio through the addition of the following eight strategic brands:

›

Ballantine’s;

›

Beefeater;

›

Malibu;

›

Kahlúa;

›

Stolichnaya (distribution rights);

›

Mumm and Perrier-Jouët; and

›

Montana.

18     2006 FORM 20-F – PERNOD RICARD

Back to contents

Our portfolio of premium leading local brands was strengthened by the acquisition with the addition of premium brands such as Imperial Whisky in Korea, Tia Maria in the United Kingdom and Hiram Walker Liqueurs in the United States.

Our strategic brands, Chivas Regal Scotch whisky, Ballantine’s Scotch whisky, The Glenlivet Scotch whisky, Beefeater gin, Jameson Irish whiskey, Ricard anise-based aperitif, Malibu coconut‑flavored rum-based spirit, Kahlúa liqueur, Havana Club Cuban rum, Stolichnaya Russian vodka, Martell cognac, Mumm champagne, Perrier-Jouët champagne, Jacob’s Creek Australian wine and Montana New Zealand wine, collectively accounted for sales of approximately 40.8 million nine liter cases, or 37% of our Wine and Spirits portfolio by volume, in the year ended June 30, 2006.

Our leading local brands, which include Seagram’s Gin, 100 Pipers, Amaro Ramazzotti, Royal Stag, Montilla, Clan Campbell and Pastis 51, accounted for approximately 30.5 million nine liter cases, or 28% of our spirits and wine portfolio by volume, in the year ended June 30, 2006.

Other Wine and Spirits brands accounted for sales of approximately 39 million nine liter cases, or 35% of our Wine and Spirits portfolio by volume, during the year ended June 30, 2006.

The following table sets out for the two years ended June 30, 2006 and 2005 our sales and operating profit by geographic market (based on destination of sales) and as a percentage of total sales and total operating profit:

	Year ended June 30,
	2006		2005
(in euro million)	€	%	€	%
Sales
France	654	11	539	15
Europe (Excluding France)	2,014	33	1,352	37
The Americas	1,681	28	740	21
Asia/Rest of the World	1,717	28	980	27
Total	6,066	100	3,611	100
Operating profit
France	109	10	107	14
Europe (Excluding France)	408	36	296	40
The Americas	352	31	181	24
Asia/Rest of the World	260	23	161	22
Total	1,129	100	745	100

Our Strategy

Over the years, we have constantly sought to refine our business strategy. We have progressively returned to our core business – Wine and Spirits – through the divestment of our non-alcoholic activities in order to finance acquisitions, and notably the purchase of certain Seagram brands and of Allied Domecq. In 2005, through the acquisition of Allied Domecq, we became the number two world player in Wine and Spirits. Today, we are concentrating on our 15 key brands with a clearly defined strategy: “Premiumizing” our portfolio and strengthening our position in growth markets.

Investment in Strategic Brands with Global Reach

Building a portfolio of international brands that are leaders on the major Wine and Spirits market segments has guided our strategy since our creation in 1975 through the merger of the Pernod and Ricard companies. Our various external growth operations have allowed us to build a portfolio of brands which are among the most prestigious in their sectors. These brands today constitute the Group’s “Top 15.” In 1988, we acquired Irish Distillers (Jameson); in 1989, we turned to the “New World” with the purchase of Orlando Wyndham (Jacob’s Creek); in 1993, we finalized an agreement with a number of Cuban companies which lead to the creation of Havana Club International (Havana Club); 2001 was marked by the acquisition of Seagram (Chivas Regal, Martell and The Glenlivet). Finally, in 2005, the purchase of Allied Domecq completed our portfolio of key brands with Ballantine’s, Malibu, Kahlúa, Beefeater, Mumm, Perrier-Jouët, Montana and the distribution rights for Stolichnaya.

2006 FORM 20-F – PERNOD RICARD     19

Back to contents

We have demonstrated our ability to develop the potential of the brands we acquire by boosting their sales and extending their distribution to new markets. This was the case in particular for Chivas Regal and Martell. Over the past four years, we have succeeded in re-launching these brands, whose sales had previously been eroding. New positioning and new advertising campaigns, together with the strength of our distribution network, have allowed these brands to return to very strong growth, contributing significantly to our improved profitability.

“Premiumization” of the Portfolio: A Motor for More Profitable Growth

Today, our strategy is oriented towards the “Premiumization” of our brand portfolio, and in particular, our 15 key brands. To this end, we have increased investments for the development of the “premium quality” products for our key brands.

When observing trends in the Wine and Spirits sector, it can be noted that in the past 30 years, in both the United States and Europe, consumers drink less, but consume higher quality wine and spirits. In the United States and Europe, changes in society, such as rising income and education levels, the evolving role of women and the emergence of new attitudes, contribute to this trend. In order to satisfy their desire for quality and luxury, consumers are willing to pay higher prices for more exclusive products. These Premium brands have three objectives: to maintain impeccable quality, to offer a real difference to consumers, and to carry an emotional dimension. At the same time, in emerging countries such as India or China, improvements in the standard of living lead consumers to look for better quality products than those traditionally offered locally.

In China, this trend translates into strong growth of sales for Premium and Super Premium brands of Scotch whisky and cognac. In creating value for our shareholders, our Premium brands are essential. They are growing very rapidly and generate high margins. Market “Premiumization” is thus an essential element of our strategy today, as evidenced by the rapid expansion of super premium products for the Group’s strategic brands: Martell XO, Chivas Regal 18-year-old, Ballantine’s 21-year-old, The Glenlivet 25-year-old, etc.

Entering Emerging Markets

Internationalization has been one of our strategic aims since our creation, to such an extent that nearly 90% of our sales are now generated outside of France. In the future, we intend to reinforce our positions in emerging markets, as these markets generate the strongest growth. The acquisition of Allied Domecq has made it possible to strengthen our presence in Asia, as well as Central Europe and South America.

To achieve a global presence, we rely on local brands that are leaders on their markets. By strengthening distribution networks on their respective markets, local brands allow us to enter high-potential emerging markets and to progressively introduce our global strategic brands into such markets. In India for example, where imported products are highly taxed, we sell local whiskies, although the distribution network created by such sales has allowed us to promote Chivas Regal on this market. We call these local leader brands “fortress brands”: strongly established in a country, they occupy a leadership position on their markets and give us strategic entry to growth markets. Sales of local leader brands guarantee sufficient sales to finance necessary infrastructures, which international brands are not always able to do. Thus, a local brand provides the Group with a sales network, a marketing team and the expertise needed for the given market. These vital resources and substantial profitability allow us to invest significantly and effectively in the development of our global brands on emerging markets.

This configuration also favors strong synergies between global and local brands. Due to the breadth of our brand portfolio, we are able to allow each of our subsidiaries, in every country in which it is present, to benefit from a comprehensive offering in each product category. From this perspective, establishing Pernod Ricard structures in each country and developing our global brands depend above all on the strength of the local brands. Whenever necessary, we are careful to preserve their leadership through the implementation of brand “rejuvenation” strategies aimed at expanding a brand’s customer base. This was the case in particular this year for Seagram’s Gin, the No. 1 gin in North America. Another advantage of maintaining local brands is that they endure economic crises: when a region is in crisis and imported products become too expensive, local brands at more affordable prices maintain and possibly even increase their sales. We are thus able to maintain our presence in the region and finance our structure while awaiting recovery in the local economy.

This strategy has allowed us to efficiently enter high potential markets. We are particularly well placed on emerging markets, such as India, China, Russia, Thailand, South Korea, Mexico and Brazil for the year ended June 30, 2006. Over 50% of our profits are made in high-growth areas, such as Asia and the Americas.

Outlook: Pursuing External Growth

We aim to ensure our development through external growth. Following the acquisition of Seagram in 2001 and Allied Domecq in 2005, we intend to continue to be a dynamic player in the consolidation of the Wine and Spirits sector. This objective requires above all a reduction of our indebtedness. Since the Allied Domecq acquisition, we have reduced our indebtedness much more quickly than previously expected. Debt has fallen by €3.6 billion in 11 months, creating a situation which will soon allow us to be in a position to invest.

Wine and Spirits Portfolio

In the discussion below, volume comparison information regarding former Allied Domecq brands is provided on a pro forma basis (i.e., for a twelve month period as if the acquisition had occurred on July 1, 2005).

20     2006 FORM 20-F – PERNOD RICARD

Back to contents

Our 15 Strategic Brands

Chivas Regal

We acquired Chivas Brothers in 2001 through the purchase of Seagram. Chivas Brothers is the world’s second producer of Scotch whisky. During the year ended June 30, 2006, the brand Chivas Regal continued its strong growth on the Premium Scotch market by reaching 3.9 million cases sold (an 11% increase compared to the year ended June 30, 2005), the highest level ever achieved by the brand. The brand achieved spectacular growth in Asia. Sales grew by over 50% in a single year in China, where Chivas Regal is the number one imported spirits brand. Results were also very strong in Malaysia, Hong Kong, Singapore and Vietnam.

More generally, Chivas Regal progressed on nearly all its markets. The brand achieved significant growth in Central and South America, most particularly in its principal market, Venezuela (a 20% increase compared to the year ended June 30, 2005), but also in Brazil, Chile and Colombia. In the United States, sales retreated slightly. In Europe, Chivas Regal progressed, notably in France, Greece, the United Kingdom and Russia.

Chivas 18-year-old, the brand’s top quality label, also reflected Chivas Regal’s successful performance. Following a successful re-launch in 2004, Chivas 18-year-old registered exceptional growth of 59% this year.

Ballantine’s

Distilled in Scotland for over a century, Ballantine’s is an internationally renowned Scotch whisky. The brand perfectly rounds out our already prestigious whisky portfolio. Following the acquisition of the brand from Allied Domecq in July 2005, we implemented a reorganization phase to cease parallel distribution flows and to correct the negative effects arising from overstocking of the brand immediately prior to the acquisition of Allied Domecq. The decline in the brand’s sales (-12%) was affected by this transition.

Ballantine’s three Ultra Premium offerings alone, Ballantine’s 17-, 21-, and 30-year-old whiskies, accounted for approximately one-third of the brand’s contribution after advertising and promotion expenses. To support Ballantine’s development in Eastern and Western Europe, we have increased spending on advertising. An intermediate campaign was also launched to highlight the Ballantine’s Finest packaging, which evokes refinement and elegance. This transitional phase has allowed sales and marketing teams to reflect on the brand’s positioning; a new campaign and new packaging should be forthcoming in 2007.

We sold 5.3 million cases of Ballantine’s in the year ended June 30, 2006. Ballantine’s largest market is Spain, which accounted for approximately 1.4 million cases sold during the year ended June 30, 2006.

The Glenlivet

The Glenlivet ranks number two worldwide among single malts. The Glenlivet achieved strong performance this year, with growth of 10% compared to last year, which was also a successful year. The brand is becoming a significant presence on numerous markets: it is already number one in the United States, where it grew by 6% during the year ended June 30, 2006. The Glenlivet is now coming to the fore on new markets such as in Asia, Australia and New Zealand. The brand is also progressing in Europe, notably in France (+43%) and in the Travel Retail sector.

We sold approximately 0.5 million cases of The Glenlivet in the year ended June 30, 2006, of which approximately 0.2 million were sold in the United States.

As proof of its success and its status as a worldwide brand, The Glenlivet received highest honors at the prestigious International Wine and Spirits Competition (IWSC) in 2005. The Scotch brand also obtained The Morrison Bowmore Distillers Trophy for Single Malt Scotch Whisky (over 12-year-old) and for The Glenlivet 21-year-old Old Archive.

Beefeater

With the strength of a 180-year history behind it, Beefeater is one of the world’s best-known gins, with more than 2 million cases sold in more than 150 countries in the year ended June 30, 2006. We acquired Beefeater in July 2005 through the acquisition of Allied Domecq. In the year ended June 30, 2006, growth of Beefeater slowed (-6%) during the transition period following the acquisition. Some markets in Europe, however, benefited from our takeover of distribution, notably Russia (+48% in distribution), the Scandinavian countries and France. Beefeater regained ground at the end of the period in its main markets, Spain and the United States.

One of the brand’s current priority objectives is to be recognized as “The” premium gin, by capitalizing on its major asset: its London roots. To reach this goal, an “intermediate” advertising campaign was launched in 2006, staging the Beefeater bottle in the centre of a liquid interplay representing the British flag.

Jameson

In 1966, the merger of three Irish distilleries – Jameson, Powers and Cork Distilleries – resulted in the birth of Irish Distillers. The company, which joined the Group in 1988, distills and distributes prestigious brands of Irish whiskey, gin and vodka, including Jameson, its star product. Our acquisition of Allied Domecq has enabled Irish Distillers to enter a new phase by strengthening its international position.

2006 FORM 20-F – PERNOD RICARD     21

Back to contents

The year ended June 30, 2006 was a decisive year for the Irish whiskey brand, Jameson, which cleared the historic threshold of 2 million cases sold. With a 12% increase in worldwide sales, Jameson continues its double-digit growth and is 47th among the world’s 50 leading spirits brands. While Jameson may have taken 216 years (from 1780 to 1996) to reach the 1 million cases mark, it took only ten more years to reach 2 million.

The brand is growing in all regions, notably in the United States (+21%), but also in Europe (+8%). South Africa is also becoming a significant market for the brand (6th market) with exceptional growth of 43%. Remarkable progress of between 65% and 85% was also recorded in Russia, China and Brazil.

Ricard

In France, the anise market accounted for 29% of the spirits market in the year ended June 30, 2006. During this period, the Ricard brand confirmed its leadership, notably in sales in supermarkets. Ricard resumed growth over the final two months of the financial year: +4.1% in May and +4.8% in June (source: Iri panel). In the same year, Ricard progressed slightly on all export markets (except French borders), but faced a significant decrease in volumes at the Spanish, Andorran and Italian borders with France. In Belgium, Ricard remains the number one spirit on the market. In Switzerland, the brand strengthened its position, notably in the French-speaking region. Finally, Ricard is boosting its geographic distribution in Algeria and registered double-digit growth in Canada.

We sold approximately 5.6 million cases of Ricard during the year ended June 30, 2006 with France, its largest market, accounting for 4.1 million cases sold.

Malibu

Malibu is number one among coconut-flavored rums. During the year ended June 30, 2006, the brand posted growth of 2%. The Malibu range is extremely varied, with several flavors now complementing its star product, Malibu: Malibu Mango, Malibu Passion Fruit and Malibu Pineapple. The brand has grown in its main markets, such as the United States (+11%) and France (+10%). The brand also continued its sustained growth in France, driven by the successful introduction of different flavors and the development of an effective intermediate advertising campaign.

We sold 3.3 million cases of Malibu during the year ended June 30, 2006, with the United States, its largest market, accounting for approximately 1.4 million cases sold.

Kahlúa

The coffee liqueur, number one in the world, sold 2.1 million cases during the year ended June 30, 2006 in more than 120 countries. Among the brand’s main markets are the United States, Canada, Japan, Australia and Mexico. In the United States, Kahlúa holds a leading position in the liqueurs category. Since we acquired Kahlúa, the brand has been the focus of in-depth review aimed at redesigning its marketing strategy and defining the brand’s new orientations. The first effects of this major undertaking – beginning with new packaging – should be visible by the end of 2006.

We sold approximately 2.1 million cases of Kahlúa during the year ended June 30, 2006 with the United States, its largest market, accounting for approximately 1.2 million cases sold.

Havana Club

With 2.4 million cases sold during the year ended June 30, 2006, Havana Club recorded sales growth of 13% for the year: double-digit growth, as has been the case every year since 1993. Crowning this success, Havana Club became the 37th international Premium spirits brand (source: Impact Databank) at the end of 2005. The brand has grown both in Cuba, its top market in terms of volume, and on the export markets, with particularly exceptional performances in Germany (+15%), Greece (+47%), Chile (+91%) and Mexico (+27%).

Havana Club emphasizes its aged rums, which distinguish it from the competition. Aged rums are also enjoying more rapid growth. A new advertising campaign highlights Havana Club Añejo 7 Años, symbol of the brand’s quality, icon of Cuban rum and leader in its segment. In addition, after the 2004 launch of Havana Club Cuban Barrel Proof, the brand innovated again by creating Havana Club Máximo Extra Añejo, the first Ultra Premium rum. This is a unique rum, a blend of rare and extra old rums produced by Don José Navarro, Havana Club’s Premier Maestro Ronero and Cuba’s most experienced master rum maker.

We sold approximately 2.4 million cases of Havana Club in the year ended June 30, 2006. Havana Club’s largest market is Cuba, which accounted for approximately 0.8 million cases sold.

Stolichnaya

With 2.6 million cases sold on the world market (outside Russia), Stolichnaya is the best-selling and most renowned Russian vodka in the world. Produced in Russia, this traditional vodka is distinguished by a quadruple distillation and quadruple filtering process. Its unique taste won it the “Best Vodka” award at the World Spirits Competition in 2005. Authenticity and quality explain its growing success. Following an agreement with SPI Spirits (owner of the Stolichnaya brand outside the United States), we acquired exclusive international distribution rights for Stolichnaya.

Of the 2.6 million cases of Stolichnaya during the year ended June 30, 2006, approximately 2.1 million cases were sold in the United States.

22     2006 FORM 20-F – PERNOD RICARD

Back to contents

During the year ended June 30, 2006, Stolichnaya enjoyed sustained worldwide growth of around 19%. Results were very encouraging in the United States (+7%), in spite of the difficulties associated with a change of distributors. In fact, the brand passed the threshold of two million cases sold in the United States. Moreover, distribution has resumed in Greece, Spain, the Benelux countries, the United Kingdom and Australia. In total this year, the brand has been launched or re-launched in over 50 markets through our subsidiaries.

At the forefront of innovation, Stolichnaya was the first vodka to launch a flavored vodka range in the Americas. In 2006, a new flavor was introduced: Stoli Blueberry. The flavored range has eight variations. In addition, the deluxe Stoli Elit, the world’s first Ultra Premium vodka, is enjoying growing success.

Martell

The year ended June 30, 2006 was another successful year for Martell, with growth of 11%. Development was especially strong again this year in Asia, where Martell recorded growth of 30%. China (+55%), Malaysia (+9%) and Singapore remain among the brand’s leading markets. Volumes also grew on buoyant markets such as Mexico (+3%), Russia (+29%) and the United States (+4%).

Consistent with the Group’s overall “Premiumization” strategy, Martell’s superior categories are among the main drivers of its strong performance. Martell XO (+48%) and Martell Cordon Bleu (+28%) were awarded a double Gold Medal at the San Francisco World Spirits Competition in April 2006. In its constant pursuit of quality, Martell continued to break new ground in 2005 and 2006. Innovations included the new Martell XO, launched in China in July 2005, then in Europe and the United States. Another major innovation was the successful redefinition of Noblige. Available in China since the end of November 2005, it has been successfully introduced onto the other markets over time. Finally, Martell has taken over production of Cohiba cognac, launched by Renault Bisquit in 1999, a wholly-owned subsidiary of Martell S.A. A unique blend of old Grande Champagne eaux-de-vie, it is, in its domain, the perfect alter-ego for the famed Cuban cigars.

We sold approximately 1.3 million cases of Martell during the year ended June 30, 2006, with its largest markets, the United States and Asia accounting for approximately 0.2 million and 0.5 million cases sold respectively.

Mumm and Perrier-Jouët

During the year ended June 30, 2006, Mumm, the brand of Cordon Rouge (with the hallmark red ribbon), redeployed on the French market with a clearly defined value strategy. The brand was thus present on the beaches of Cannes during the Film Festival. The brand is also developing in China. Among other significant events during the financial year were the launch of Mumm Grand Cru and the Mumm Now pack in France in the spring of 2006; this novel presentation box contains a bottle of Mumm Cordon Rouge and a personal card, for use with a home delivery service. Already launched in the United Kingdom, this concept is now being prepared on other markets. Proud of its heritage, G.H. Mumm also decided this year to change the presentation of its bottles in order to extend the famous Cordon Rouge to the entire range. This initiative aims to generate better product recognition, while also offering a guarantee to consumers who view Cordon Rouge as a seal of quality.

During the year ended June 30, 2006, we sold approximately 0.6 million cases of Mumm. Thanks to our distribution networks, we maintained volumes sold compared to the previous financial year.

Perrier-Jouët, famous for its “Belle Epoque” bottle with anemone blossoms painted by Emile Gallé, is among the market’s ten leading Premium quality champagnes. Already well-established in the United States, the United Kingdom and Switzerland, the brand experienced a significant resurgence with Japanese consumers, while in Russia it is becoming the most sought-after brand on the market. In France, Perrier-Jouët launched the new vintage 1998 Belle Epoque line on March 21, 2006, a strongly symbolic date, the first day of spring, evoking the floral universe which is the emblem of the brand.

During the year ended June 30, 2006, we sold approximately 0.2 million cases of Perrier-Jouët, maintaining the volume sold compared to the previous financial year.

Jacob’s Creek

With 7.5 million cases sold around the world during the year ended June 30, 2006, in a highly competitive Australian wine market, Jacob’s Creek is performing well. The United Kingdom remains the brand’s main market, accounting for approximately 3.7 million cases sold during the financial year. The strategy consists of developing the Reserve and Heritage ranges over the long term in order to seduce new consumers. An active innovation policy is thus being pursued: the launch of Jacob’s Creek Sparkling Rosé in 2005 enabled the brand to take first place in the Australian sparkling wines market. The United States is also a priority market for Jacob’s Creek. It is the biggest market for the Jacob’s Creek Reserve range, which registered very strong growth during the year ended June 30, 2006.

Montana

Montana is the New Zealand wine that is most sold in the world. With vineyards in New Zealand’s main wine-growing regions, Montana offers a high quality range of wines on all the world’s markets. During the year ended June 30, 2006, when our network took over the brand’s distribution, Montana posted growth of 3%, essentially due to its Sauvignon Blanc and Pinot Noir varieties. Growth was also stimulated by modernizing the brand’s packaging and by the successful launch of Montana Classic East Coast Rosé.

During the year ended June 30, 2006, we sold approximately 1.2 million cases of Montana.

2006 FORM 20-F – PERNOD RICARD     23

Back to contents

Leading local brands

In addition to our 15 strategic brands, we have 30 local brands that occupy a strong position in key markets and that are capable of delivering critical mass in those markets or which present opportunities for growth. We refer to these brands as leading market brands. During the year ended June 30, 2006, a number of excellent local success stories were achieved with increases in sales volume, such as Royal Stag in India (+13%), Ruavieja in Spain (+16%) and Montilla in Brazil (+12%). Something Special, Imperial Blue and Orloff also achieved double-digit growth during the period.

Other Wine and Spirits

Other Wine and Spirits brands, such as Paddy whiskey, Zubrowka vodka and Graffigna wine, are managed in their respective markets. We expect to utilize their cash and profit generation to maximize their return for our shareholders.

A World-Wide Presence

In the discussion below, volume comparison information regarding former Allied Domecq brands is provided on an actual basis (i.e., from the date of the acquisition of Allied Domecq).

We are the second operator worldwide in the Wine and Spirits market. We have strong distribution networks on all continents and a large portion of our sales are made outside of France: 11% in France, 33% in Europe (excluding France), 28% in the Americas and 28% in Asia-Pacific/Rest of the World.

France

France is our home market and currently accounts for 11% of our sales. We are the market leader in categories such as anise-based products, with Ricard and Pastis 51, whiskies, with Clan Campbell, Ballantine’s, Chivas Regal and Aberlour, and are a major player in liqueurs, with Malibu and Soho, and champagne, with Mumm and Perrier-Jouët.

During the year ended June 30, 2006, the reasons for the slightly disappointing performance in France were unchanged and mainly related to the difficult economic environment, and continue to create an environment favoring a slowdown in consumption. Against this background, our strategic brands nevertheless enjoyed promising results. Despite an overall decrease of approximately 1% in sales in the year ended June 30, 2006, a recovery was made in the latter part of the year and organic growth of +0.5% was achieved in the last quarter of the year ended June 30, 2006.

Vitality of Whiskies and White Spirits

Jameson, Chivas Regal and Clan Campbell grew respectively by 6%, 10% and 3%. Clan Campbell, the leader in its category and notably on the discotheque market, launched a new bottle, “Night”, in February 2006. Co-leader on the malts market with growth of 10%, Aberlour, supported by a large-scale billboard campaign, pursued its “Premiumization” strategy. Chivas Regal confirmed its position as the outright leader on the 12-year-old and older blended Scotch market.

The white spirits market was also very dynamic. Seagram’s Vodka, launched in France in June 2005, delivered a remarkable performance in the On Trade channel (bars, restaurants, hotels and nightclubs) alone (400,000 liters for the year). France was also the biggest market for Zubrowka (+4%) for Pernod Ricard. Wyborowa posted growth of 19%. Havana Club, up by 10%, has cleared the million bottle mark.

Ricard and Pastis 51 Maintain their Leadership on the Anise-Based Spirits Market

Because the downturn in the anise market persists, sales flagged during the second half of the year ended June 30, 2006. Ricard and Pernod are increasing their actions aimed at strengthening our leadership on this market. Ricard has thus launched a new, wide-ranging “Un Ricard, Un vrai” advertising campaign, with an ambitious relational marketing program, “Place Ricard”, and has brought back Ricard SA Live Music. For its part, Pastis 51 showed its creativity in the anise range by extending its series of specialty event bottles for the end-of-year holiday season and that of isothermal sleeves for the summer.

Successful Integration of Allied Domecq Brands

The Allied Domecq brands have been fully integrated into the Group’s portfolio in France. Ballantine’s results were higher than projected due to a strong breakthrough in the On Trade channel (+24%). For its part, Malibu, number one in France for liqueurs, with 17% market share, posted growth of 9%. Mumm recorded results in line with its objectives: +4%. Perrier-Jouët sales of its two lines, Grand Brut and Belle Epoque, remained stable with a recovery at the end of the year ended June 30, 2006.

24     2006 FORM 20-F – PERNOD RICARD

Back to contents

Europe (excluding France)

Europe is our most important market and accounts for 33% of our global sales. We are a leading Wine and Spirits player in Europe, in particular in Spain with Ballantine’s and Chivas Regal whiskies, in the United Kingdom with Beefeater Gin, Jacob’s Creek and Montana Wines, as well as in Italy, Germany and Greece.

Eastern Europe, where we benefit from the strong performance of local brands, such as ArArAt brandy in Russia and Becherovka in the Czech Republic, is also a significant growth area for our global brands.

This year, Europe recorded contrasting results due to an unfavorable economic situation. While Russia, Greece and the Scandinavian countries progressed rapidly, Italy and Germany had to cope with a more difficult economic environment. Europe, which nonetheless remains the Group’s primary region with more than 30% of volume, was however able to derive benefits from the acquisition of Allied Domecq.

Despite a negative economic situation, organic sales growth (excluding bulk spirits sales) was +0.8% over 12 months, due in particular to the positive trend recorded in the fourth quarter of the financial year (+2.1%). These results were obtained as a result of very strong performance in Russia, Greece, Ireland and the Scandinavian countries. However, the year proved to be more difficult in Italy, due to a large decrease in spirits consumption in the On Trade channel (bars, restaurants, hotels and nightclubs).

The growth of Chivas Regal (+1%), Jameson (+9%) and The Glenlivet (+3%) made up for the significant drop of Amaro Ramazzotti in Germany (due to technical effects in the year ended June 30, 2005), of Ricard (due to lower presence of buyers at the Spanish and Italian borders), and of Jacob’s Creek in the United Kingdom.

The former Allied Domecq brands gradually resumed growth over the course of the year. In addition, certain of the Group’s local brands performed well. This was notably the case for Olmeca (+37%) and Ruavieja (+16%).

Spain and Russia: Two Priority Markets for Pernod Ricard Europe

In Spain, the Group’s second market in terms of sales, we intend to strengthen our leadership position. Our objective is to gain market share on a market that has reached maturity and pursue the strategy of “Premiumization” of our portfolio. In 2005/2006, in a difficult environment, our historical brands, such as Chivas Regal, Havana Club and Jameson, did relatively well. Malibu and Beefeater resumed growth after post-acquisition destocking.

In Russia, a high-growth market, we intend to maintain our strong position. In the year ended June 30, 2006, despite a restrictive regulatory context and an intensification of competitive pressures, we recorded strong growth on our 15 strategic brands, in particular Chivas Regal, Jameson and Martell. The brand Olmeca also did very well.

A Competitive Position Significantly Modified by Allied Domecq

The integration of Allied Domecq significantly modified Pernod Ricard Europe’s competitive position. The Group’s European subsidiary is now in a position to aim for or consolidate its leadership on many markets. It is also significantly strengthening itself with respect to a number of brand/market combinations such as Ballantine’s and Beefeater in Spain or Malibu and Tia Maria in the United Kingdom.

The integration of Allied Domecq has also enabled Pernod Ricard Europe to considerably develop its sales forces and to complete coverage of the European territory. Pernod Ricard Europe has thus taken over six Allied Domecq distribution companies. Strong development in Central and Eastern Europe was also attained. However, the United Kingdom and Spain remain the two markets that have been the most affected by the acquisition of Allied Domecq, with strong progression of their results and market share. These two markets together accounted for 50% of the region’s contribution after advertising and promotion expenses acquired through the Allied Domecq acquisition.

New Organization, Better Adapted to Market Realities

To optimally manage changes in the scope of our operations, Pernod Ricard Europe has entirely reviewed its organization. Six “clusters” have been set up to keep decision-making centers as close to their markets as possible and to maintain the responsiveness of our teams, key elements of our competitive advantage.

Strong Regional Brands

We have several regional brands with a strong presence in their respective markets. For example, Amaro Ramazzotti has been one of the big successes on the German spirits market over the last 15 years. Pernod Ricard Deutschland has been able to create a strong emotional bond between consumers and Amaro Ramazzotti based on the spirit’s Italian roots. With considerable investments, Amaro Ramazzotti has become the number one imported spirit on the German market. In 1989, Pernod Ricard’s German subsidiary distributed 30,000 cases of Amaro Ramazzotti. Sales have now reached approximately 1 million cases. With its Premium brand positioning, Amaro Ramazzotti has become one of the growth engines in the bitters category and is one of the biggest investors in advertising in Germany.

Since its acquisition by Pernod Ricard, in 1999, the Yerevan Brandy Company (YBC) has continually developed sales of ArArAt, a legend in the brandy industry. Russia remains the main market for ArArAt today. Marketing of the brandy has been undertaken in the Ukraine, Belarus, the Baltic countries and Germany, where sales have strongly increased. A new, more modern range, reflecting ArArAt’s premium brand positioning and its status as the market leader, was launched in the spring of 2005; the launch was accompanied by a new communications campaign. The results of this campaign are already being seen, with a 36% increase in sales of Super Premium brandies during the year ended June 30, 2006.

2006 FORM 20-F – PERNOD RICARD     25

Back to contents

Becherovka, the famous brand of Czech bitters, was invented in 1807 by the Becher family in the spa town of Karlovy Vary. We purchased this national icon in 1997. At the end of 2003, action was taken to re-launch the brand, with a new logo and a new communication campaign to project a more modern brand image and take advantage of the new “Cocktail Culture”. We believe this repositioning of the brand has been a great success. Over a period of three years, Becherovka has experienced a spectacular increase in market share in the Czech Republic. The brand has also progressed in Slovakia, where sales have reached a million liters and is growing strongly in Germany, Hungary, the Ukraine and Poland. Becherovka, an integral part of Czech heritage and a national pride, will celebrate its 200th birthday in 2007.

The Americas

The acquisition of Allied Domecq significantly increased our presence in the Americas, making the Group a major player in North, Central and South America. Acquired brands, such as Malibu, Kahlúa, Beefeater, Hiram Walker Liqueurs and Stolichnaya, as well as our historical brands, such as Chivas Regal, The Glenlivet and Seagram’s Gin, have brought us to fifth place in the spirits market in the United States and have enabled us to obtain 28% and 21% market shares in Mexico and Canada respectively.

Continued growth in North America

We have become a key player on the rapidly-growing North American market. We have leading positions in the main markets in the area: we are number two in Canada and Mexico and number five in the United States, where we have doubled our size in connection with the Allied Domecq acquisition. In the United States, the Allied Domecq acquisition enabled us to become a major player in dynamic categories in which our presence had been previously weak, such as liqueurs and Premium vodka. The expansion of our wine portfolio also made it possible to create a specialized sales force, whose positive effect we anticipate will begin to be felt over the next few months. The year ended June 30, 2006 witnessed fine performances for Jameson (+21%), The Glenlivet (+7%), Wild Turkey (+3%) and Seagram’s Gin (+3%), as well as positive growth for former Allied Domecq brands: Malibu (+10%) and Stolichnaya (+8%). New products served as growth drivers, as shown by the successful launches of Stoli Blueberry and Seagram’s Distiller’s Reserve Gin.

In order to take full advantage of the new Allied Domecq brand portfolio, Pernod Ricard USA has restructured its distribution network by reinforcing its links to the country’s best distributors by offering them a unique partnership and market approach. In Canada, we became number two, entrusting exclusive distribution rights for our brands to Corby Distilleries Ltd (a former Allied Domecq subsidiary of which Pernod Ricard is the majority shareholder) for the next 15 years. The integration of Corby Distilleries Ltd was effective as of April 1, 2006.With the addition of the Pernod Ricard Canada brands, Corby, leader among Canadian whiskies with Wiser’s, is a formidable partner for the Canadian liquor boards.

Finally, in Mexico, through our Casa Pedro Domecq subsidiary, we have become co-leader with a market share of 28% through our dominance on the brandies market with Presidente and Don Pedro, genuine brands of reference for the Mexican consumer. The performances of these two brands, which had been in decline for the past decade, have been stabilized since we took over Allied Domecq thanks to a new marketing and sales strategy. Casa Pedro Domecq is also leader on the Mexican wine market, a segment that is showing strong growth. Benefiting from the distribution strength of the new structure, our historical brands advanced significantly in Mexico: Chivas Regal, Havana Club and Wyborowa grew respectively by +11%, +27% and +9%.

Strong Potential for Growth in Central and South America

The Central and South American regions continued to show strong growth potential during the year ended June 30, 2006, with spirits volume growth of 13% for our historical portfolio. We are number one in this geographic area and benefit from the region’s positive economic situation, which is enjoying its highest growth rates in the past twenty years.

Venezuela was undoubtedly the most dynamic market over the period, with growth of 20%. In the year ended June 30, 2006, Venezuela became the top market for Chivas Regal 18-year-old, after a successful re-launch strategy that enabled the brand to increase retail sales four-fold. Chivas Regal 12-year-old was also well placed in the country, thanks to the “This is the Chivas Life” advertising campaign, which was awarded the prize for the best advertisement in Venezuela. Something Special Scotch whisky continued its spectacular growth, with sales up by 45%, to become the country’s second whisky brand and third spirits brand. Based on this success, we launched Something Special 15-year-old in April 2006.

In Argentina, economic recovery continues, and consumption of wine and spirits has been boosted as a result. Chivas Regal strengthened its leadership position with over 50% of the market for 12-year-old whiskies. Fernet Capri, the bitters brand, registered strong growth for the second consecutive year (+14%). Finally, Pernod Ricard Argentina has become the fourth exporter of Argentinean wines, due to the strong results of Graffigna and Etchart, which are sold in more than 35 countries.

Performance was also strong in Brazil, with growth of 11% in volume, due in part to the renewed performance of the local rum, Montilla (+12%) and the success of Orloff, the local vodka, with growth of 12%. In February, Orloff also launched its first lemon-flavored line, Orloff Mix Lemon.

26     2006 FORM 20-F – PERNOD RICARD

Back to contents

Asia–Pacific/Rest of the World

Asia-Pacific currently represents 28% of our sales. Following the acquisition of Allied Domecq, we acquired a major presence in China, South Korea, Thailand, India and Japan, as well as in Australia and New Zealand.

Our major assets in this region include international spirits brands, such as Chivas Regal and Martell in China, Imperial and Ballantine’s in South Korea, local spirits brands such as Royal Stag in India, as well as major wines such as Jacob’s Creek in Australia and Montana in New Zealand.

The year ended June 30, 2006 confirmed the Asian market’s strong growth potential. China chalked up yet another spectacular progression, where sales volumes rose by 50% during the period. The acquisition of Allied Domecq enabled the Group to become a leader on the South Korean market, where we saw our market share for whisky jump from 4% to 35%. The year was also rich in positive developments in Australia and New Zealand, where we have asserted ourselves as one of the main players on the wine market. Performance in India was strong, while sales in Thailand experienced difficulties associated with an unstable political-economic situation.

China to the Forefront

Chivas Regal continued its sustained growth in China during the year ended June 30, 2006 through numerous advertising and promotional operations inviting Chinese consumers to discover the brand, particularly through the “This is the Chivas Life” campaign. Martell is now the number two cognac in China. After the successful launch of the new XO, followed by the re-launch of Noblige on the VSOP+ segment, Martell posted the strongest growth in the cognac category. The brand’s vitality was supported by major advertising campaigns evoking the brand’s universe of luxury and creative know-how. The Martell Elite Club is another example of the strategy of building privileged relationships with Asian consumers. Launched for the first time in Shanghai in 2001, it continues to grow in China and was launched in Malaysia and Singapore in 2005. Royal Salute, the Ultra Premium Scotch whisky also continued its double-digit growth.

Strong Growth in South Korea and Recovery in Japan

South Korea particularly benefited from the integration of Allied Domecq, with the Group’s whisky market share jumping from 4% to 35%. Results obtained in the year ended June 30, 2006 were also due to the successful merger of Pernod Ricard Korea and Jinro Ballantine’s Corporation (formerly Allied Domecq). The Ballantine’s brand maintained leadership on its segment, mostly due to the brand’s superior categories (17-year-old whisky and older). Moreover, the Mumm and Perrier-Jouët brands have been launched successfully to take advantage of champagne’s strong growth potential. In Japan, growth has picked up again. Among the performing brands were Jacob’s Creek (+21%), The Glenlivet (+22%) and Café de Paris sparkling wine (+33%). This latter brand is enjoying growing success, with more than 2 million liters sold in the year ended June 30, 2006, a success built on innovation and the launch of new flavors; green apple, plum and raspberry.

India: Local Brands Showing Very Strong Growth

The year ended June 30, 2006 saw the integration of Pernod Ricard India and Pernod Ricard Gulf within the scope of Pernod Ricard Asia. India had a very good year, marked by 18% growth in volume. We are now the fourth Wine and Spirits operator in India in terms of volume and second in terms of sales value. The strong growth of local brands explains these results in large measure. Royal Stag (+13%) continued to be the growth engine on the Premium Indian whiskies segment, and Blender’s Pride also recorded a solid progression (+41%). The launch of a new campaign entitled “The Legend from Scotland” supported the growth of 100 Pipers (+17%).

Difficult Economic Environment in Thailand

In spite of difficult market conditions associated with the rise in excise duties and political and economic instability, Pernod Ricard Thailand remains the leader in terms of volume, and also in innovation. The year was marked by the launch of 100 Pipers Malt 8-year-old, the Premium extension of the successful 100 Pipers brand. Chivas Regal also kept a leading position, underpinned by the “Chivas Life in the City” promotional campaign.

Successful Integration of Pernod Ricard Pacific

Following the acquisition of Allied Domecq, Orlando Wyndham Group (OWG) and Allied Domecq Wines New Zealand (ADWNZ) were merged to form a new entity, Pernod Ricard Pacific. Created in February 2006, the subsidiary plays a dual role: brand owner for the Group’s Australian and New Zealand wines and distributor of our entire brand portfolio for the Pacific region. The year ended June 30, 2006 was marked both by the successful integration of Allied Domecq activities in this region and by strong organic growth of the Group’s historical brands.

Australia: Solid Growth

All of our strategic Wine and Spirits brands increased their market shares in Australia during the year ended June 30, 2006. The growth of Jacob’s Creek (+7%) was essentially the result of our “Premiumization” strategy, as witnessed by double-digit growth of the Reserve range and the launch of the Heritage range. The brand’s growth on the domestic market was supported by a variety of marketing initiatives organized around the launch of the new “Welcome to Our Place” communication campaign and new packaging. Another illustration of the success of the Premium brands is the remarkable development of the Wyndham Estate Bin range (+17%), which highlights the brand’s pioneer spirit (“Where Australian shiraz began”) across its entire marketing mix.

2006 FORM 20-F – PERNOD RICARD     27

Back to contents

Stoneleigh, a Super Premium New Zealand wine, also recorded a strong increase in sales (+7%), thanks to the success of Marlborough Sauvignon Blanc on the Australian market. The spirits brands posted good performance as well: Chivas Regal and Jameson each increased their volumes by +8%.

Transformed Dimensions in New Zealand

The year ended June 30, 2006 was a key year for Pernod Ricard New Zealand. The acquisition of the Allied Domecq wine business, the leader on the New Zealand market, gave us a new dimension in New Zealand. Building on this market leader position, marketing initiatives were multiplied with the launch of new packaging for the key Montana, Stoneleigh and Corbans brands, and the introduction of four new wine ranges illustrating Pernod Ricard New Zealand’s intention to assert its know-how in the Super Premium wines segment. Among these novelties were the Montana Terroir Series, an upmarket offshoot of the Montana brand, and Triplebank, wines from the Awatere valley, Marlborough’s secret region. The key brands of the spirits portfolio also recorded very good performances, confirming their growth potential.

Competition

Our business competes with other producers and distributors of wine and spirits on a local and international basis. At a local level, the Wine and Spirits industry is heavily fragmented. Internationally, we compete with an array of global companies.

Our competitors are mainly:

›

either multinational companies operating in the Wine and Spirits segment such as Diageo, Bacardi-Martini, Beam Global (Fortune Brands), Brown-Forman, V&S Group, Constellation Brands, Campari and Rémy Cointreau for international brands;

›

LVMH (for cognac and champagne); and

›

smaller companies or local producers for local brands (e.g., La Martiniquaise in France).

The presence of a great number of market participants, including both multinationals and local entities, makes the Wine and Spirits industry highly competitive. More specifically, the worldwide wine market is extremely fragmented. Competition tends to be specific to particular niche price points and country of origin, and we believe that no other wine company has such a balanced spread of premium production assets as that which is enjoyed by us.

Worldwide Volumes (in millions of 9 liter cases) for the year ended December 31, 2005

Source: IWSR 2005 - Spirits “Western Style,” excluding agency brands, wines, wine-based aperitifs and RTDs. Total volumes: 1,222 million cases.

For information on our total revenues by geographic market for the years ended June 30, 2005 and 2006, see “Item 4.B. Business Overview—General.”

28     2006 FORM 20-F – PERNOD RICARD

Back to contents

Seasonality

Demand for our premium wine and Spirits brands traditionally experiences seasonal fluctuation in sales volume. This is particularly true for products such as champagne and sparkling wine that are associated with end-of-the year holiday events in some of our key markets. Seasonal fluctuations mean that our sales may be highest in the first half of our fiscal year.

Raw Materials

Most of the raw materials required for the production of our spirits and wines are agricultural commodities that we grow or purchase from third‑party producers or on the open market. The raw materials that are the most volatile in supply and price are grapes and agave.

In the year ended June 30, 2006, we secured approximately one quarter of our grapes for wine production, through our ownership and cultivation of vineyards. We also secured a substantial portion of our grapes through long-term supply contracts with a wide variety of local growers throughout the world. Those grapes that we do not grow or purchase through long-term supply contracts are purchased on the open market.

In the year ended June 30, 2006, we secured approximately 11% of our agave for tequila production, through our ownership and cultivation of agave fields. We also secured a substantial portion of our agave through supply contracts with a wide variety of local growers. Those agave that we do not grow or purchase through supply contracts, we purchase on the open market.

The purchase of packaging supplies such as bottles, caps, cardboard boxes, cases, and labels, is carried out by our subsidiaries. We coordinate our procurement in order to achieve economies of scale.

Marketing

Marketing channels

We are a pure player in the Wine and Spirits industry. The distribution of our brands is organized through a network of brand owners, our 85 distribution affiliates and, in some markets with respect to certain brands, third-party distributors. We do not sell directly to consumers.

The brand owning companies, or “Brand Owners,” are responsible for the brand strategy of our key strategic brands (e.g., brand positioning, communication strategy, brand activation guidelines, packaging, product range). Our distribution affiliates are responsible for the commercial policies they extend to their clients (e.g., listing, tariff and trade policies, logistics) and in some cases act as brand owning companies for local brands. For more information on our organizational structure, see “Item 4.C. Organizational Structure.”

Our customer base is particularly fragmented. Sales of our products are made through four different channels:

›

the “Off Trade” channel: hypermarkets, supermarket chains or liquor stores;

›

specialized and non-specialized wholesalers;

›

the direct “On Trade” channel: bars, restaurants, hotels and night-clubs. In some large markets, we sell directly to some strategic On Trade clients; and

›

duty free, which is organized by regions and includes airports, cruise lines and airlines.

The distribution of our sales between these four channels vary from one market to another, with the Off Trade channel accounting for most of our sales in France, the On Trade channel accounting for most of our business in Spain and wholesalers accounting for all of our sales in the United States. Our major customers in each of these distribution channels vary from one country to another. Our top 10 customers, therefore, do not account for more than 20% of our sales.

Ethical Advertising

We strongly believe in ethical advertising, which is an integral part of our brand strategy and marketing. Ethical advertising requires each of our brand owners, managers and employees, as well as our associated service providers, to comply with applicable laws, regulations and industry self-regulatory codes regarding the advertising of alcoholic beverages.

Since the creation of Pernod Ricard in 1975, we have strived to respond to questions raised by excessive or inappropriate alcohol consumption. Our advertising campaigns must therefore not only inform the public about the quality of our brands and products, but must also be fair and respectful of the expectations of both the public and public authorities with regard to the promotion of responsible alcohol consumption.

Today, advertising of alcoholic beverages in the world is either regulated by law or in many countries is subject to self-regulatory codes signed by professionals and applicable to market participants. In other countries, freedom of expression in many ways takes precedence over controls on advertising. For the Group, however, ethical marketing, whatever the local context, is a worldwide operating premise.

2006 FORM 20-F – PERNOD RICARD     29

Back to contents

The Acquisition of Allied Domecq and the New Ethical Drive

With the acquisition of Allied Domecq in July 2005 and the subsequent increase in the number of brands and related commercial communications, our general management has carefully considered how to guarantee consistent standards in ethical advertising on a Group-wide basis. Allied Domecq already had real expertise in this area and we, for our part, have been a pioneer in signing and complying with self-regulatory advertising codes in our historical markets. Our management’s analysis of this issue resulted in the implementation of a new internal control procedure for advertising, which is adapted to our decentralized organization and takes into account the large number of advertising agencies used by the Group and Group companies. This new procedure has now been formally instituted and has resulted in an increased amount of advertising evaluation and reporting.

Internal Controls on Advertising

Internal control on advertising is different from compliance with laws and regulations regarding advertising. Internal controls on advertising exclusively concerns compliance with the self-regulatory rules to which the Group has voluntarily subscribed. Moreover, these internal controls do not take into account the marketing relevance of advertising campaigns and occurs prior to the eventual external controls imposed by outside self-regulation bodies, such as Entreprise & Prévention/BVP in France, CCCI in Ireland, Autocontrol in Spain and Discus in the United States.

Internal controls on advertising ethics have been entrusted to three of the Group’s staff, each of whom are involved in national professional organizations in charge of the prevention of alcohol abuse, self-regulation and public dialogue.

The four areas of internal control responsibilities are:

›

mandatory prior review of all advertising campaigns for the Group’s 15 key brands;

›

optional but recommended prior review of advertising campaigns for the Group’s 30 leading local brands;

›

post-launch assessment of compliance with advertising ethics for all campaigns that were not reviewed prior to their launch; and

›

confidential consultation and expert advice during the preparatory phases in the development of advertisement campaigns and for all questions related to self-regulation.

Reporting

A summary of all of the decisions with respect to our advertising campaigns is prepared every two months and transmitted to our group executive committee, which reviews it and validates the summary.

Between August 2005 and August 2006, 50 campaigns were submitted for prior self-regulatory internal control. Of these, 45 (90%) received a “green” opinion (unconditional approval), 3 (6%) received an “orange” opinion (approval subject to alternations, not requiring a new opinion) and two (4%) received a “red” opinion (rejection and new submission required). During the year ended June 30, 2006, most of the campaigns that were refused or altered related to Allied Domecq brands and had been initiated before we acquired the company. We believe that our system of internal controls has been effective: in 2006, no Group brand campaign has been subsequently refused or amended by an external control body or found to be in violation by any court.

In 2004, of all the advertisements reviewed by the internal control mechanism, only 5% were rejected and 17% modified. Independent external observers have noted the rigorous compliance of our brands with advertising ethics, despite the highly competitive environment of this sector.

Patents, Licenses and Industrial, Commercial and Financial Contracts

We do not hold any material licenses to use third‑party trademarks and are not dependent on any patents or licenses for the production of our brands.

For a description of our significant commercial and financial contracts, see “Item 10.C. Material Contracts.”

Regulations

The activity of developing and marketing the Group’s alcoholic beverages is carried out within specific legislative and regulatory frameworks, which vary from country to country and cover number of areas, including the testing of raw materials used and the standards maintained in production processing, storage, labeling and distribution. In the United States, the spirits and wine business is subject to strict Federal and state government regulations covering virtually every aspect of its operations, including production, marketing, pricing, labeling, packaging and advertising.

Wine and Spirits are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on distilled spirits, although the form of such taxation varies significantly from a simple application on units of alcohol by volume to intricate systems based on the imported or wholesale value of the product. Several countries impose additional import duties on distilled spirits, often discriminating between categories, like Scotch whisky or bourbon, in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duties in each country, but within an overall European Union framework that imposes minimum rates of excise duties.

30     2006 FORM 20-F – PERNOD RICARD

Back to contents

Import and excise duties can have a significant effect on our sales, both through reducing the overall consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol.

The advertising, marketing and sale of alcoholic beverages are subject to various restrictions in markets around the world. These range from a complete prohibition of the marketing of alcohol in some countries to restrictions on the advertising style, media and messages used. A number of countries prohibit or discourage televised advertising for spirits brands, either through regulation or a voluntary code of practice, while other countries permit televised advertising for spirits brands, but only under careful regulation.

Wine and Spirits are also regulated in distribution. Many countries only permit the sale of alcohol through licensed outlets, both on and off premises. This may vary from government or State operated monopoly outlets to licensed on-premise outlets, such as bars and restaurants, which prevail in much of the western world.

Labeling of alcoholic drinks is also regulated in many markets, varying from health warning labels to importer identification, alcoholic strength and other consumer information. All alcoholic beverages sold in the United States must contain warning statements related to the risks of drinking alcoholic beverages. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on our sales.

Compliance with environmental requirements has not had any significant impact upon our results of operations, capital expenditures or competitive position.

Our social responsibility

Keeping in mind the difficulties regarding the social aspects of alcohol, the Group has always sought to play a leading role in this matter. Founding member of Enterprise and Prevention (Entreprise et Prévention) in France and of the European Forum for Responsible Drinking (EFRD, formerly the Amsterdam Group) at the European level, an active member of, among others, the Portman Group in the United Kingdom and of MEAS in Ireland, as well as of the Century Council in the United States, our Group has undertaken to develop and finance concrete actions in the field to fight against excessive consumption of alcohol or risky consumption and to promote a responsible policy in the area of commercial advertising. Furthermore, we also support the recommendations of the World Health Organization (WHO) regarding the consumption of alcohol. On this point, we do not hesitate to go beyond the rules of professional self-discipline or the regulations in force. Thus the Group refrains, throughout the world, from sponsoring any automobile or motor sport with its brands of alcoholic beverages.

We and our French subsidiaries have also entered into a Partnership Charter with the French Interministerial Taskforce for Road Safety on the theme “The person who drives does not drink”, focusing on, in particular, driving while sober and the reduction in road accidents within the Group. The positive results in applying this Charter have been applauded by public authorities and are rigorously monitored within the Group.

In addition, in France, the Group is at the origin of the creation of the Institut de recherches et d’études sur les boissons (Institute for Research and Studies on Beverages), which finances independent researchers in the biomedical sector and in the field of social sciences in order to gain a better understanding of the causes of alcoholism. The Institute’s scientific expertise in these areas is considered authoritative.

Insurance and Risk Coverage

We take out insurance policies in order to transfer the financial impact of major risks facing the Group. This transfer is accompanied by a policy of prevention for the purpose of reducing contingencies as far as possible. We evaluate our risks with care in order to best adjust the level of coverage for the risks we face.

We benefit from two types of insurance coverage: on the one hand, Group insurance policies, and on the other, policies that are taken out locally. Group-level insurance programs are monitored by an insurance manager who coordinates the insurance and risk management policy, as well as by a person in charge of monitoring risk prevention.

C.

ORGANIZATIONAL STRUCTURE

The general organization of the Group is based around Pernod Ricard SA, or the “Holding Company,” which holds directly, or indirectly through holding companies (hereinafter the “Regions”), companies referred to as “Brand Owners” and “Distributors”, with some companies assuming both the Brand Owner and Distributor roles.

2006 FORM 20-F – PERNOD RICARD     31

Back to contents

The Holding Company exclusively manages certain reserved functions, such as:

›

Group strategy, particularly internal and external growth;

›

management of investments and in particular any mergers, acquisitions or disposals of assets as appropriate;

›

management of the Group’s financial policy as well as financing resources;

›

tax policy and its implementation;

›

defining remuneration policies, management of international executives and skills development;

›

approval of new advertising campaigns for all brands prior to launch;

›

approval of key features of strategic brands;

›

corporate communications and investor, analyst and shareholder relations;

›

sharing of resources, such as volume grouping by the purchasing department; and

›

major applied research programs.

The Holding Company also carries out the monitoring and control of subsidiaries’ performance, as well as the preparation and presentation of Group accounting and financial information.

The Regions are autonomous subsidiaries to whom powers have been delegated by the Holding Company, with responsibility for operational and financial control of the subsidiaries which they control, namely subsidiaries located in a common geographic region (France, Europe, The Americas and Asia-Pacific).

Brand Owners are autonomous subsidiaries to whom powers have been delegated by the Holding Company or by a Region. They have the responsibility of managing brand strategy and development as well as manufacturing.

Distributors are autonomous subsidiaries to whom powers have been delegated by the Holding Company or by a Region. They have the responsibility of managing the distribution and development of brands in local markets.

For a list of our significant subsidiaries as at June 30, 2006, see Note 23 to our consolidated financial statements.

D.

PROPERTY, PLANTS AND EQUIPMENT

Our main properties are our 101 major industrial sites (distilleries, maturation facilities, bottling and distribution centers), office buildings and vineyards (located primarily in Australia, Argentina, New Zealand and France). At June 30, 2006, the net book value of these properties was €1,637 million.

Among these sites, eight are classified SEVESO “high threshold” sites due to the volumes of maturing whiskies stored there. One of these sites is in Ireland and seven are in Scotland.

Given the decentralized organization of the Group, each Brand Owner subsidiary operates one or more plants and allocates its production accordingly. Our five main bottling centers handle 43% by volume of our production:

›

in Australia, Rowland Flat (wine bottling);

›

in Scotland, Kilmalid-Newton and Paisley sites (whisky bottling);

›

in the United States, Lawrenceburg, Indiana (gin and spirits bottling); and

›

in Canada, Walkerville (bottling of spirits).

Environmental management is part of an integrated risk management policy defined by our Quality-Safety-Environment (QSE) department. This department disseminates best practices collected within the Group and helps our subsidiaries in their ongoing improvement actions. A specific QSE training module is organized every year at the Group’s training center for all the subsidiaries that locally organize their own awareness-raising operations.

We are continuing to set up our environmental management system program to meet the requirements of the ISO 14001 international standard. As of June 30, 2006, 45 sites out of 101 had obtained certification according to this standard. These sites account for over 63% of the 1,145 million liters produced by the Group. By the end of the year ended June 30, 2007, we expect that nearly 60% of our sites should be ISO 14001 certified.

32     2006 FORM 20-F – PERNOD RICARD

Back to contents

The following table sets forth our major properties:

Site	Approximate Size of Grounds (in hectares)	Approximate Size of Built Areas on Grounds (in m2)	Principal Use	Productive Capacity	Location
12, place des États-Unis	0.095	5,400	Corporate headquarters	N/A	Paris, France
Rowland Flat	33	82,000	Wine making Blending Bottling	17.5 million 9 liter cases	South Australia
Paisley	10	57,000	Whisky bottling	8.9 million 9 liter cases	Scotland
Kilmalid	46	43,000	Gin, liquor and whisky bottling	16.4 million 9 liter cases	Scotland
Lawrenceburg	32	189,000	Distillation	110 million liters pure alcohol	Indiana, United States
			Bottling	21.7 million 9 liter cases
Walkerville	16	53,000	Distillation	56 million liters pure alcohol	Windsor Ontario/United States
			Bottling	4.8 million 9 liter cases

We own each of the above listed properties, with the exception of our registered office located at 12, place des États-Unis, Paris, France, which we lease.

With some of our strategic brands facing consistent growth of up to 15% per year, we are required to initiate facilities improvement and expansion programs. For example, during the year ended June 30, 2006, we engaged in the following improvement and expansion programs:

›

Midleton distillery (Ireland): cask and warehousing expansion, for an amount of over €11 million;

›

Chivas Brothers (Scotland): cask and warehousing expansion, for an amount of over £6 million (€9 million);

›

Wild Turkey (United States): improvement and expansion of distilleries, for an amount of approximately $23 million (€18 million); and

›

Orlando Wyndham Group wines (Australia): program of improvement of the efficiency of the winery network, for an amount of approximately AUD $10 million (€6 million).

Environmental Considerations

Our industrial activities remain of a modest size and have a limited environmental impact in light of the total volume of our activity. On the other hand, from the very beginning we have been a major partner of agriculture, which provides the raw materials we need to produce wine and spirits: alcohol, sugar cane and sugar beet (used to produce alcohol), aromatic plants, grains and grapes. This link with agricultural activities has become even stronger with the acquisition of Allied Domecq.

Sustainable Development

We believe that sustainable agriculture is the best way to ensure profitable long-term agriculture. It is based on compliance with best practices, which range from the use of authorized inputs (plant protection products) at recommended rates on recommended dates, the proper use of controlled equipment and treatments triggered at predefined, measured thresholds.

These principles are notably implemented in the wine-growing areas that we manage and which now cover over 10,000 hectares throughout the world. They also extend to suppliers that produce for us under contract. In this framework, development actions are numerous and varied:

›

provision to 4,000 Armenian vine-growers under contract with our subsidiary YBC (Yerevan Brandy Company) of fertilizers and plant protection products selected by a team of five agronomist technicians who provide recommendations and follow-up on their utilization;

›

production recommendations for barley distilleries with specific information on the varieties or special recommendations on the minimal use of nitrogenous fertilizers (production of Scotch whisky and Irish whiskey);

2006 FORM 20-F – PERNOD RICARD     33

Back to contents

›

reduction in transportation between production and processing sites (wheat and barley cultivated as close as possible to malt houses and distilleries in Ireland and Scotland);

›

recycling of production waste: by reusing composted marcs in New Zealand vineyards, it is possible to significantly reduce the use of mineral fertilizers;

›

particular attention is being paid to wine-growing effluents with cleaning areas for agricultural equipment specially adapted for biological wastewater treatment (Martell Cognac/France).

Environmental Indicators

Water Consumption

Average water consumption over the year ended June 30, 2006 amounted to 6.27 cubic meters for 1,000 liters of finished product, a decrease of 9.9% from the year ended June 30, 2005. This significant result was brought about notably by:

›

limitation of consumption: in Australian, Spanish and Argentinean vineyards, a hydrous stress measurement technique for plants is used to optimize the inflow of irrigation water; and

›

loss reduction: in Armenia, a consumption measurement campaign and the renovation of underground pipe networks resulted in savings of over 80,000 cubic meters over the year.

This is a positive trend that will, of course, need to be confirmed in the years to come.

Packaging Waste

During the year ended June 30, 2005, we determined that the Group needed to reduce the weight of packaging and improve the recyclability of such packaging. A simple “eco-design” methodology has been successfully tested and a “tool box” is currently being distributed to subsidiaries. An average reduction of 5% in the weight of bottles would lead to annual savings of approximately 30,000 tons of glass. This is a challenge that may be met in the medium term.

Furthermore, as the pilot project demonstrates, it is often possible to choose materials that are easier to recycle without curbing creativity.

Atmospheric Emissions

CO2 emissions

CO2 emissions from combustion, primarily due to distillery furnaces, have decreased by 6.72%, in parallel with the reduction in fuel consumption. CO2 from fermentation is offset by an equivalent absorption during photosynthesis of the grains and grapes grown. A pilot study was launched at three of our subsidiaries to survey their transportation activities in detail (number of tons, kilometers traveled from raw material procurement to customer delivery). This pilot study aims to refine the calculation of CO2 emissions and to identify potential routes for progress.

Refrigeration gases

We began a survey of industrial site refrigeration facilities in 2005 and have amplified and extended the study to new sites. The quantities of refrigeration gases present in our facilities amount to 10,870 kilograms of refrigeration fluids that are partly halogeneous and subject to regulations as they have a harmful, but limited, effect on the ozone layer (HCFCs) and 3,404 kilograms of refrigeration fluids that have no impact on the ozone layer (HFCs). Waste emissions of chlorinated refrigeration gases remain very low.

Energy Consumption

The total quantity of energy used by the Group (electricity, gas, fuel oil, coal and indirect energy) has decreased significantly, due to a large number of local initiatives that contributed to this positive result, including for example:

›

in the Bohatice factory in the Czech Republic, the replacement of the heating system has led to a 20% reduction in gas consumption, and savings of 300 MWh; and

›

in Spain, in the Ruavieja factory, electricity consumption was reduced by 30% notably by changing the roof to provide natural lighting, which shortened the number of hours of artificial lighting.

34     2006 FORM 20-F – PERNOD RICARD

Back to contents

The table below sets forth the ratio of megawatt hours consumed for 1,000 liters of finished product for the periods indicated:

	2004/2005 Pernod Ricard * Allied Domecq pro forma	2005/2006
Indirect energy	0.21	0.02
Electricity	0.21	0.21
Fuel oil	0.26	0.28
Coal	0.42	0.43
Gas	1.02	0.83
Total	2.12	1.77

The table below sets forth a summary table of the key environmental indicators followed by the Group:

Subject	Definition	Measurement unit	2005/2006	For 1,000 liters of finished product	2004/2005*	For 1,000 liters of finished product	GRI Index**
	Number of sites concerned		99	–	102
Volumes produced	Total production in thousands of liters	KL	1,145,225	–	1,149,053	–
Raw materials	Total quantity of grapes consumed	Ton	403,500	–	N/A	–	EN1
	Total quantity of grains consumed	Ton	503,200	–	N/A	–	EN1
Water	Volume consumed	m3	7,182,064	6.27 m3 of water	7,996,403	6.96 m3 of water	EN9
Energy	Electricity consumption	MWh	237,968	0.21 MWh electricity	237,043	0.21 MWh electricity	EN3
	Consumption of natural gas and other gases	MWh	958,149	0.83 MWh gas	1,167,359	1.02 MWh gas	EN3
	Fuel oil consumption	MWh	317,591	0.28 MWh fuel oil	304,657	0.26 MWh fuel oil	EN3
	Coal consumption	MWh	497,577	0.43 MWh coal	477,365	0.42 MWh coal	EN3
	Indirect energy purchases	MWh	18,253	0.02 MWh indirect energy	239,683	0.21 MWh indirect energy	EN4
CO2 emissions	Consumption-related emissions	Ton CO2 eq.	455,222	0.40 ton CO2 eq.	488,010	0.42 ton CO2 eq.	EN17
	Fermentation-related emissions	Ton CO2 eq.	180,010	0.16 ton CO2 eq.	169,171	0.15 ton CO2 eq.	EN17
Refrigeration gases	Quantity of HCFC refrigeration gases present	Kg	10,870	–	–	–	EN18
	Quantity of HFC refrigeration gases present	Kg	3,404	–	–	–	EN18
Wastewater	Volume of clean water released into the environment	m3	1,926,045	1.68 m3 of clean water	1,348,123	1.17 m3 of clean water	EN21
	Volume of wastewater discharged for treatment	m3	3,534,152	3.09 m3 of wastewater	3,768,395	3.28 m3 of wastewater	EN21

2006 FORM 20-F – PERNOD RICARD     35

Back to contents

Organic waste	Quantity of organic waste recycled or recovered	Ton	617,461	0.54 ton used	478,195	0.42 ton used	EN2
	Quantity of organic waste land-filled or treated	Ton	66,015	58 kg treated	17,255	15 kg treated
Solid waste	Quantity of solid waste (glass, cardboard, etc.) recycled or recovered	Ton	27,552	24 kg recycled	38,208	33 kg recycled	EN20
	Quantity of solid waste land-filled or treated	Ton	8,646	7.5 kg treated	6,214	5 kg treated	EN20
Hazardous waste	Quantity of hazardous waste treated externally	Kg	363,490	0.3 kg treated	199,538	0.17 kg treated	EN24
Waste from dismantling	Quantity of waste from dismantling treated externally	Ton	336	–	168	–
ISO 14001 certification	Percentage of ISO 14001-certified sites at 30/06/06		44%		37%
Sites in protected areas	Number of sites located in a sensitive or protected area	Number of sites	–		–		EN12
Investments	Amount of investments for environmental protection	Million euros	13.04	–	–	–	EN30
Compliance of the activity	Fines or non-financial penalties due to non-compliance with environmental laws in force	Number of fines and penalties	–	–	–	–	EN28
(*) Pernod Ricard + Allied Domecq pro forma. (**) GRI Index = Correspondence with Global Reporting Initiative indicators (G3).

Item 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this annual report.

Due to the listing of our securities on Euronext Paris and in accordance with the European Union’s Regulation No. 1606/2002 of July 19, 2002, our consolidated financial statements for the two years ended June 30, 2006 and 2005 are prepared in accordance with IFRS (International Financial Reporting Standards), as adopted by the European Union. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (‘‘IASB’’). However the Group accounts for the years presented would be no different had the Group applied IFRS as issued by the IASB. References to ‘‘IFRS’’ hereafter should be construed as reference to IFRS as adopted by the EU.

36     2006 FORM 20-F – PERNOD RICARD

Back to contents

The SEC has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. The year ending June 30, 2006 is our first year of reporting under IFRS and this annual report has been prepared in reliance on this SEC accommodation. As a result, the operating and financial review that follows covers the year ended June 30, 2006 and comparable information for the year ended June 30, 2005.

Our financial statements have been prepared in accordance with IFRS. These financial statements were prepared using certain of the exceptions provided under IFRS 1. For a more detailed discussion of these exceptions, see Note 1 to our consolidated financial statements, “Financial Impact of the Transition to IFRS.” Unless otherwise indicated, the following discussion relates to our IFRS financial information. This discussion also includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in these forward-looking statements. See “Introduction Forward-Looking Statements.”

A.

OPERATING RESULTS

Overview

As the world’s number two Wine and Spirits group, we hold a leading position on every continent (source: IWSR). With 17,600 employees in more than 70 countries, our sales amounted to €6,066 million in the year ended June 30, 2006. Since the Group’s creation in 1975, Pernod Ricard has undergone sustained development, founded on both organic growth and successive acquisitions. Building on our portfolio of major Premium brands, our presence on every continent and our decentralized organization, we intend to maintain our momentum of international development.

In general, our historical brand portfolio benefited from vigorous growth, particularly our Premium brands with large volume increases for the year ended June 30, 2006, including Chivas Regal (+11%), Martell (+11%), Jameson (+12%), Havana Club (+13%) and The Glenlivet (+10%). These international brands continue to be the drivers of our organic growth.

A number of excellent local successes were also achieved, such as the increase in volumes of Royal Stag in India (+13%), Ruavieja in Spain (+16%) and Montilla in Brazil (+12%). Something Special, Imperial Blue and Orloff also achieved double-digit growth.

Highlights of main events during the year ended June 30, 2006 include:

›

the acquisition of Allied Domecq, completed on July 26, 2005, was the largest acquisition ever completed by the Group. The integration of the new brands and distribution networks resulting from the acquisition of Allied Domecq was rapidly implemented and became operational as of the end of March 2006. During this period, organic growth relating to the contribution after advertising and promotion expenses of the Group’s historical brands (in particular, Premium brands) remained strong at 4.4%;

›

the rebalancing of our portfolio to include brands and categories achieving strong growth (liqueurs, white spirits, New World wines), as well as the positioning of our Premium product categories (whiskies, cognac, champagne);

›

the development of our distribution network in countries where our market share has been relatively low (Mexico, South Korea, Canada, New Zealand and Central Europe), as well as the strengthening of our presence in high-growth countries, such as the United States, China and Russia;

›

the finalization of the disposal of other former Allied Domecq brands and assets included within the scope of the agreement with Fortune Brands in line with the initial timetable and conditions as defined by the two companies;

›

the disposal of certain brands (Larios gin to Fortune Brands, Bushmills Irish whiskey to Diageo) was completed in accordance with the timetable and conditions planned in the overall framework for the acquisition of Allied Domecq;

›

the favorable impact of exchange rate movements as a result of a considerable rise in the U.S. dollar, its related currencies, the Australian dollar and the Brazilian real against the euro; and

›

the reduction in our net debt from €9.9 billion following the acquisition of Allied Domecq to €6.35 billion at June 30, 2006. Upon the acquisition of Allied Domecq, we took out a syndicated loan in order to finance part of the acquisition and to refinance part of our existing debt. The reduction in debt was achieved through the redemption of our OCEANEs (see “Item 5.B. Liquidity and Capital Resources—Sources of Financing—2008 Pernod Ricard Bonds:OCEANEs”), cash flow generated by operating activities and the disposal of certain brands including Bushmills for €295 million and Dunkin Brands Inc. (DBI) for approximately €2 billion.

Highlights of main events during the year ended June 30, 2005 include:

›

the disposal of other businesses not operating in the Wine and Spirits industry; and

›

the unfavorable impact of exchange rate movements, resulting in particular from a decrease in the U.S. dollar and its related currencies.

From a geographic perspective, the growth in our operating profit has been driven by continuing strong sales in Asia and strong performance in the Americas.

2006 FORM 20-F – PERNOD RICARD     37

Back to contents

Building on our portfolio of major Premium brands, our presence on every continent and our decentralized organization, we intend to continue the momentum of our international development.

Presentation of Information

Organic Growth

We use an organic growth analysis, in conjunction with constant exchange rates, to give a measure of underlying growth year-on-year. Our organic growth analysis eliminates the impact that acquisitions and disposals have had on our performance at constant exchange rates. Acquisitions and disposals can have a significant impact on our reported results, and their exclusion provides useful information on the underlying performance of the Group, and enables us to monitor the performance of both our underlying businesses and our acquired businesses.

We calculate organic growth by excluding the contribution of acquisitions until they have been consolidated for one full calendar year from the date of their acquisition. The contribution of disposals incurred during the previous period is excluded from organic growth. For disposals incurred during the current period, we include in organic growth the comparison between current year’s and previous year’s contributions of the entity up to the calendar date of disposal.

Organic growth for the year ended June 30, 2006 is materially different from our reported variation in profit. It excludes results from Allied Domecq business, as well as partial results from disposals of certain brands (principally Larios, Bushmills, Seagram’s Vodka, and Glen Grant).

Factors Affecting Results of Operations

For the periods under review, our consolidated results of operations should be considered in light of the following specific factors.

Exchange Rate Fluctuations

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than the euro. We prepare our financial statements in euro. As a result, fluctuations between the euro and other major currencies, including the U.S. dollar, the pound Sterling, the Brazilian real and the Australian dollar, may affect our operating results.

In this discussion of our operating and financial review and prospects, we include information on the impact of foreign exchange rate movements on the performance of our business. We compute the impact of foreign exchange rate movements by converting current year results at the previous year’s weighted average exchange rates.

During the year ended June 30, 2006, the impact of foreign exchange movements on the translation of our profits was favorable, primarily as a result of the strengthening of the U.S. dollar, the Brazilian real and the Australian dollar against the euro during the financial year. We do not hedge the impact of foreign exchange movements on the conversion of overseas earnings into euro, although we do operate a prudent hedging policy on the net currency exposures on inter-company transactions. See “Item 3.D. Risk Factors—Our operations are conducted in many countries and, as a result, fluctuations between the euro and other major currencies may affect our financial results” and “Item 11. Quantitative and Qualitative Disclosures on Market Risk.”

Changes in the Scope of Consolidation

Variations in results from one period to the other are also explained by changes in the scope of consolidation that result from the impact of acquisitions and disposals on our results.

Impact of the Allied Domecq Acquisition

The acquisition of Allied Domecq on July 26, 2005 has allowed us to become the number two operator in the Wine and Spirits business. The former Allied Domecq brands contributed €2,390 million to our total sales and €881 million of our contribution after advertising and promotion expenses during the year ended June 30, 2006.

Inflation

The Group does not operate in countries with hyperinflation. Inflation had no material impact on our operations during the years ended June 30, 2005 and June 30, 2006.

Comparison of Results of Operations for the Years Ended June 30, 2005 and 2006

The following comparison reflects information taken from our audited consolidated income statements, which have been prepared in accordance with IFRS, for the years ended June 30, 2006 and 2005.

38     2006 FORM 20-F – PERNOD RICARD

Back to contents

Overview

The table below sets forth the sales, gross margin, contribution after advertising and promotion (A&P) expenses and operating profit for our business (which since the divestment of all non-alcohol related assets is our only operating sector) for the periods indicated:

	Year ended June 30,
(in euro million)	2006	2005	Variation %
Sales	6,066	3,611	68.0
Gross margin	3,578	2,156	65.9
Contribution after A&P expenses	2,330	1,413	64.9
Operating profit	1,129	745	51.6

Sales

Our sales significantly increased from €3,611 million for the year ended June 30, 2005 to €6,066 million for the year ended June 30, 2006, an increase of 68%. This increase in sales is mainly due to:

›

changes in the scope of consolidation of €2,235 million, an increase of 61.9%, including the impact of the acquisition of Allied Domecq, which represented sales of €2,390 million for the year ended June 30, 2006. As of June 30, 2006, the disposal of brands (principally Larios, Bushmills, Seagram’s Vodka and Glen Grant) resulted in a decrease in sales of €110 million and the disposal of other activities resulted in a decrease in sales of €45 million;

›

an increase in sales growth of €114 million, or 3.3%, at a constant scope of consolidation and exchange rates; and

›

a favorable exchange rate impact, amounting to €106 million (+2.9%), mainly driven by the strengthening of the U.S. dollar, the Brazilian real and the Thai bath, as compared to the euro.

Our historical brands experienced very strong growth during the year ended June 30, 2006, especially Chivas (sales up 11% in volume and up 14% in organic growth, with 3.9 million nine liter cases sold), Martell (up 11% in volume and up 21% in organic growth, with 1.3 million cases sold), Jameson (up 12% in volume and up 15% in organic growth, with 2.1 million cases sold) and The Glenlivet (up 10% in volume and up 15% in organic growth with 0.5 million cases sold).

Allied Domecq brands incurred mixed results in the year ended June 30, 2006, with a decline in sales of Ballantine’s (sales volume down 12%, with 5.3 million cases sold), Beefeater (sales volume down 6%, with 2.3 million cases sold), Kahlúa (sales volume down 8%, with 2.1 million cases sold) as a consequence of destocking and termination of sales generating parallel business. Other former Allied Domecq brands performed well, such as Malibu (sales volume up 2%, with 3.3 million cases sold), Stolichnaya (sales volume up 16%, with 2.6 million cases sold), Perrier-Jouët (sales volume up 1%) and Montana (sales volume up 4%).

Gross Margin

Our gross margin significantly increased from €2,156 million for the year ended June 30, 2005 to €3,578 million for the year ended June 30, 2006, an increase of 65.9%. This increase principally resulted from changes in the scope of consolidation in the amount of €1,249 million, due for the most part to the Allied Domecq acquisition. Organic growth amounted to 5.5% and foreign exchange rates had a favorable impact (+2.7%) on our gross margin.

Contribution after Advertising and Promotion Expenses

The increase in sales described above, combined with a 74.5% increase in A&P expenditures intended to protect our brand capital and to ensure the future growth of our brands, generated an increase in contribution after A&P expenses from €1,413 million for the year ended June 30, 2005 to €2,330 million for the year ended June 30, 2006, a 64.9% increase. Increases in A&P expenses include investments on the re-launch of newly-acquired brands.

Changes in contribution after advertising and promotion expenses during the period under review resulted from:

›

changes in the scope of consolidation, including the contribution of new brands resulting from the acquisition of Allied Domecq, net of the contributions of historical brands sold during the year, in the amount of €822 million, or a 58.2% increase;

›

organic growth in the historical Pernod Ricard brand portfolio of 4.4%; and

›

favorable exchange rate movements (mainly the rise in the U.S. dollar and related currencies, the Brazilian real and the Australian dollar against the euro), generating profit of €35 million.

2006 FORM 20-F – PERNOD RICARD     39

Back to contents

Operating Profit

Operating profit grew 51.6% to €1,129 million for the year ended June 30, 2006, compared to €745 million for the year ended June 30, 2005. This growth in operating profit was exceptional and was driven by:

›

the successful integration of the Allied Domecq brands;

›

growth in our historical brand portfolio, with particularly strong progress in our Premium brands; and

›

a favorable impact from exchange rate movements as a result of the considerable increase in the U.S. dollar and its related currencies, the Brazilian real against the euro.

This overall growth results from the combined impact of:

›

an increase in sales of 68%;

›

an increase in A&P investments (+0.7 point at 17.1% of sales for the year ended June 30, 2006) in order to guarantee the long-term development of our brands; and

›

the implementation of a major part of selling, general and administrative costs synergies arising from the acquisition of Allied Domecq. Selling, general and administrative costs represented 17.7% of sales in the year ended June 30, 2006, compared to 19% for the year ended June 30, 2005.

Operating profit also includes other operating income and expenses in the amount of €(126) million for the year ended June 30, 2006 and €16 million for the year ended June 30, 2005. These other operating income and expenses are broken down as follows for the year ended June 30, 2006:

›

€(333) million of restructuring and integration expenses relating to the integration of Allied Domecq’s business structures;

›

€326 million of capital gains on disposals, notably related to the disposal of the Bushmills, Larios, Seagram’s Vodka (in the United States), Glen Grant, Old Smuggler and Braemar brands;

›

€(54) million of acquisition costs, mainly related to banking fees; and

›

€(65) million of other non-recurring expenses, including €(25) million related to the acquisition of Stolichnaya distribution rights and €(24) million related to the measurement of acquired inventories of finished goods at fair value at the date of acquisition.

Segment Information

Our operations are affected predominantly by the fact that we operate in different geographical areas. As a result, we report our results based on geographical segments as defined in IAS 14 (Segment Reporting).

The table below sets forth variations in net sales by nature of impact and by geographical area:

	Year ended June 30,		Variation	Organic growth	Scope of conolidation	Foreign exchange impact
(in euro million)	2006	2005
France	654	539	115	(6)	121	0
Europe, excluding France	2,014	1,352	662	(20)	673	9
Americas	1,681	740	941	47	843	51
Asia/Rest of the World	1,717	980	737	94	598	46
Total	6,066	3,611	2,455	114	2,235	106

40     2006 FORM 20-F – PERNOD RICARD

Back to contents

France

The table below sets forth the sales, gross margin, contribution after A&P expenses and operating profit for our business in France for the periods indicated:

	Year ended June 30,
(in euro million)	2006	2005
Sales	654	539
Gross margin	482	397
Contribution after A&P expenses	304	255
Operating profit	109	107

France is our home market and currently accounts for 11% of our sales. We are the market leader in categories such as anise-based products (with Ricard and Pastis 51), whiskies (with Clan Campbell, Ballantine’s, Chivas Regal and Aberlour). We are a major player in liqueurs (with Malibu and Soho) and champagne (with Mumm and Perrier-Jouët).

Sales

Our sales in France increased from €539 million for the year ended June 30, 2005 to €654 million for the year ended June 30, 2006, an increase of 21.3%.

Organic growth for the region is stable, despite decreases in sales of aniseed spirits, but as a result of the strong performances of:

›

Chivas Regal, the leader on the 12-year-old and older blended Scotch market;

›

Clan Campbell, the leader in its category and notably on the night-club market, with the launch of a new bottle, “Night”, in February 2006;

›

Aberlour, which was supported by a large-scale billboard campaign and which pursued its “Premiumization” strategy;

›

Jameson, leader in the Irish whiskey market; and

›

Other brands: Zubrowka, Wyborowa and Havana Club.

We have strengthened our leadership on the anise-based product market with Ricard and Pastis 51 by launching a new, wide-ranging “Un Ricard, Un vrai” advertising campaign, with an ambitious relational marketing program, “Place Ricard”, for Ricard and by developing creativity for Pastis 51 by extending specialty event bottles for the end-of-year holiday season and isothermal bottle sleeves for the summer.

Gross Margin

Our gross margin in France increased from €397 million for the year ended June 30, 2005 to €482 million for the year ended June 30, 2006, a 21.3% increase. This increase mainly results from the acquisition of Allied Domecq. The overall change in scope of consolidation represents €90 million. Gross margin as a percentage of net sales in France is the highest for the Group, although it slightly decreased in the year ended June 30, 2006 as compared to the year ended June 30, 2005 as a consequence of a less favorable product/mix.

Contribution after Advertising and Promotion Expenses

The contribution after A&P expenses in France amounted to €304 million for the year ended June 30, 2006, an increase of 19.4% compared to €255 million for the year ended June 30, 2005. This increase primarily results from changes in the scope of consolidation, which represents €49 million of the contribution. It is notable that the Group’s historical brand portfolio, even though it is partly positioned in product categories undergoing difficulties, achieved an upturn in the second half of the year ended June 30, 2006, enabling it to show a stable outcome for the year as a whole.

Operating Profit

Operating profit in France grew 1.6% to €109 million for the year ended June 30, 2006, compared to €107 million for the year ended June 30, 2005, as a consequence of the increase in the contribution after A&P expenses of +19.4%, partially offset by higher other expenses, especially restructuring costs.

2006 FORM 20-F – PERNOD RICARD     41

Back to contents

Europe (excluding France)

The table below sets forth the sales, gross margin, contribution after A&P expenses and operating profit for our business in Europe (excluding France) for the periods indicated:

	Year ended June 30,
(in euro million)	2006	2005
Sales	2,014	1,352
Gross margin	1,207	824
Contribution after A&P expenses	814	558
Operating profit	408	296

We are a leading Wine and Spirits player in Europe. Compared to the year ended June 30, 2005, Europe recorded contrasting results during the year ended June 30, 2006 due to unfavorable economic situations in certain countries. While Russia, Greece and the Scandinavian countries progressed rapidly, Italy and Germany experienced a more difficult economic environment. Europe, which nonetheless remains our primary region with 33% of our total sales, was however able to derive benefits from the acquisition of Allied Domecq.

Historical brands showed mixed results with Jameson, Chivas Regal and Martell performing well and other brands, such as Amaro Ramazzotti, Ricard and Jacob’s Creek, having decreasing or flat sales.

Sales

Our sales in Europe increased from €1,352 million for the year ended June 30, 2005 to €2,014 million for the year ended June 30, 2006, an increase of 49%. This increase in sales was mainly due to the acquisition of Allied Domecq, which principally contributed to a change in the scope of consolidation of €673 million of sales. At a constant scope of consolidation and constant exchange rates, sales slightly decreased by 1.6%. The impact of foreign exchange rate movements was limited to €9 million, as most of the sales in Europe are denominated in euro.

Spain and Russia are two of the Group’s priority markets:

›

in Spain, in a difficult economic environment, our historical brands, such as Chivas Regal, Havana Club and Jameson, did relatively well. Malibu and Beefeater resumed growth after post-acquisition destocking. Our objective is to gain market share on the Spanish market, which has reached maturity, and pursue our “Premiumization” strategy of our portfolio; and

›

in Russia, despite a restrictive regulatory context and an intensification of competitive pressures, we recorded strong growth of our 15 strategic brands, in particular Chivas Regal, Jameson and Martell. Olmeca also did very well. Russia is a high-growth market where we intend to maintain our strong position.

Gross Margin

Our gross margin in Europe increased from €824 million for the year ended June 30, 2005 to €1,207 million for the year ended June 30, 2006, a 46.6% increase. This increase resulted from both the acquisition of Allied Domecq and a favorable product/mix with increased sales of products with higher margins, such as Jameson, Chivas Regal and Ruavieja.

Contribution after Advertising and Promotion Expenses

The contribution after A&P expenses in Europe amounted to €814 million for the year ended June 30, 2006, an increase of 45.8% compared to €558 million for the year ended June 30, 2005, mainly as a result of a +44.3% effect of the change in the scope of consolidation. In Europe, a region that was proportionally less impacted by the Allied Domecq acquisition than other regions in which we operate, our efforts were focused on the integration of new brands purchased, particularly on the Spanish (Ballantine’s and Beefeater), English (Montana, Malibu and Tia Maria) and Italian markets. Our business scope generated organic growth of 3%, as growing markets, particularly in Eastern Europe, made up for the relative stability in Western Europe.

Operating Profit

Operating profit in Europe grew significantly by 38% to €408 million for the year ended June 30, 2006, compared to €296 million for the year ended June 30, 2005, as a consequence of the increase in the contribution after A&P expenses of +45.8%, partially offset by higher other expenses, especially restructuring costs.

42     2006 FORM 20-F – PERNOD RICARD

Back to contents

The Americas

The table below sets forth the sales, gross margin, contribution after A&P expenses and operating profit for our business in the Americas for the periods indicated:

	Year ended June 30,
(in euro million)	2006	2005
Sales	1,681	740
Gross margin	1,005	443
Contribution after A&P expenses	672	302
Operating profit	352	181

The acquisition of Allied Domecq significantly increased our presence in the Americas, making the Group a major player in North, Central and South America. Acquired brands, such as Malibu, Kahlúa, Beefeater, Hiram Walker Liqueurs and Stolichnaya, as well as our historical brands, such as Chivas Regal, The Glenlivet and Seagram’s Gin, have brought us to fifth place in the spirits market in the United States and have enabled us to obtain 28% and 21% market shares in Mexico and Canada respectively. We are also number one in Central and South America.

Sales

Our sales in the Americas increased from €740 million for the year ended June 30, 2005 to €1,681 million for the year ended June 30, 2006, an increase of 127%. This increase in sales is mainly due to the acquisition of Allied Domecq. Changes in the scope of consolidation represented €843 million of sales for the year ended June 30, 2006. At a constant scope of consolidation and constant exchange rates, sales growth increased by 6.7%, with the following leading brands: Jameson, The Glenlivet, Martell and Chivas Regal in North America and Something Special, Havana Club, Chivas Regal and Montilla in Central and South America. Foreign exchange rates movements had a favorable impact of €51 million on sales.

In North America, we recorded positive growth from former Allied Domecq brands, especially Malibu and Stolichnaya. New products served as essential drivers of growth, as shown by the successful launches of Stoli Blueberry and Seagram’s Distiller’s Reserve Gin. In Mexico, we have become a leader through our dominance on the brandies market with Presidente and Don Pedro, genuine brands of reference for the Mexican consumer. The performances of these two brands, which had been in decline for the past decade, have stabilized since we took over Allied Domecq thanks to a new marketing and sales strategy.

Central and South America benefited from the region’s positive economic situation, which is enjoying its highest growth rates in the past twenty years. The volume of our historical spirits portfolio grew 13%.

Gross Margin

Our gross margin in the Americas significantly increased from €443 million for the year ended June 30, 2005 to €1,005 million for the year ended June 30, 2006, a 126.8% increase. This excellent performance mainly arises from the acquisition of Allied Domecq, as well as increases in the gross margin of historical brands such as Chivas Regal, Jameson, Something Special and Seagram’s Gin.

Contribution after Advertising and Promotion Expenses

The contribution after A&P expenses in the Americas amounted to €672 million for the year ended June 30, 2006, an increase of 122.2% compared to €302 million for the year ended June 30, 2005. Integration of the new brands acquired as a result of the acquisition of Allied Domecq into a larger distribution network (also resulting from the acquisition) enabled this growth. In parallel, our historical brands achieved an increase of 5.5% in their contribution after A&P expenses. The Americas region was the most strongly affected by the impact of the acquisition of Allied Domecq, with more than 50% of the region’s contribution after A&P expenses due to the acquisition.

Operating Profit

Operating profit in the Americas grew significantly by 94.5% to €352 million for the year ended June 30, 2006, compared to €181 million for the year ended June 30, 2005. This increase in operating profit resulted from strong sales and contribution after A&P expenses, as well as limited structural costs due to the implementation of synergies.

2006 FORM 20-F – PERNOD RICARD     43

Back to contents

Asia/Rest of the World

The table below sets forth the sales, gross margin, contribution after A&P expenses and operating profit for our business in Asia/Rest of the World for the periods indicated:

	Year ended June 30,
(in euro million)	2006	2005
Sales	1,717	980
Gross margin	884	492
Contribution after A&P expenses	540	298
Operating profit	260	161

The year ended June 30, 2006 confirmed the Asian market’s strong growth potential. Sales volume in China progressed spectacularly with a 50% increase during the period under review. The acquisition of Allied Domecq enabled us to become a leader on the South Korean market, where we saw our market share for whisky jump from 4% to 35%. The year was also rich in positive developments in Australia and New Zealand, where we have asserted ourselves as one of the main players on the wine market. Performance in India was strong, while sales in Thailand experienced difficulties associated with an unstable politico-economic situation.

Sales

Our sales in Asia/Rest of the World increased from €980 million for the year ended June 30, 2005 to €1,717 million for the year ended June 30, 2006, an increase of 75.3%. This increase in sales was mainly due to changes in the scope of consolidation for €598 million and a favorable foreign exchange rate impact of €46 million. At a constant scope of consolidation and constant exchange rates, organic growth grew 9.6% in the region during the year ended June 30, 2006 although volumes grew by only 5.1%. This difference arises from a favorable price/quality mix, with Premium brands Chivas, Martell, Royal Stag and Royal Salute performing extremely well during the year.

Asia-Pacific currently represents 28% of our sales. Following the acquisition of Allied Domecq, we acquired a major presence in China, South Korea, Thailand, India and Japan, as well as in Australia and New Zealand.

China is the largest contributor of the region, with excellent performances of Chivas Regal, Martell and Royal Salute:

›

Chivas Regal continued its sustained growth in China through numerous advertising and promotional operations inviting Chinese consumers to discover the brand, particularly through the “This is the Chivas Life” campaign;

›

Martell is now the number two cognac in China. After the successful launch of the new XO, followed by the re-launch of Noblige on the VSOP+ segment, Martell posted the strongest growth in the cognac category. The brand’s vitality was supported by major advertising campaigns evoking the brand’s universe of luxury and creative know-how. The Martell Elite Club is another example of the strategy of building privileged relationships with Asian consumers. Launched for the first time in Shanghai in 2001, it continues to grow in China and was launched in Malaysia and Singapore in 2005; and

›

Royal Salute, the Ultra Premium Scotch whisky also continued its double-digit growth.

Gross Margin

Our gross margin in Asia/Rest of the World increased from €492 million for the year ended June 30, 2005 to €884 million for the year ended June 30, 2006, a 79.6% increase. This increase resulted from higher sales.

Contribution after Advertising and Promotion Expenses

The contribution after A&P expenses in Asia/Rest of the World amounted to €540 million for the year ended June 30, 2006, an increase of 81.3% compared to €298 million for the year ended June 30, 2005. This increase is due to the integration of new distribution networks resulting from the acquisition of Allied Domecq, particularly in South Korea and New Zealand. We continued to develop our historical brands by means of major marketing and sales investments. Organic growth of our historical brands amounted to 10.1%.

Operating Profit

Operating profit from ordinary activities in Asia/Rest of the World grew 61.6% to €260 million for the year ended June 30, 2006, compared to €161 million for the year ended June 30, 2005. This increase in operating profit resulted from strong sales and contribution after A&P expenses, partially offset by higher other expenses, especially restructuring costs.

44     2006 FORM 20-F – PERNOD RICARD

Back to contents

Other Items

Financial Expense

Financial result was an expense of €(410) million for the year ended June 30, 2006, compared to an expense of €(88) million for the year ended June 30, 2005. The decrease in financial result primarily stems from:

›

greater financing costs relating to the syndicated loan established for the acquisition of Allied Domecq: increase of €(221) million of net financing costs for the year ended June 30, 2006 to reach €(319) million;

›

other net financial expenses from ordinary activities of €(31) million for the year ended June 30, 2006, compared to nil for the year ended June 30, 2005, which included arrangement and investment commissions, as well as interest expense on the unwinding of discounts on employee benefit obligations; and

›

a decrease in other net financial expense of €(70) million from an income of €10 million for the year ended June 30, 2005 to an expense of €(60) million for the year ended June 30, 2006, particularly as a result of foreign exchange hedging put in place between the date of the announcement of the acquisition of Allied Domecq (April 2005) and the date on which payment was made for the Allied Domecq shares (beginning of August 2005) for €(20) million and costs of €(34) million relating to the conversion of our OCEANEs.

Income taxes

Income tax expenses for the year ended June 30, 2006 amounted to €(108) million, compared to €(163) million for the year ended June 30, 2005. This decrease in income tax expense was mainly due to non-taxable gains on disposals.

Net Profit from Discontinued Activities

Discontinued activities for the year ended June 30, 2006 related to two activities that we acquired in the context of the Allied Domecq acquisition (DBI and Britvic Plc) which we sold as part of the acquisition project. The contribution of these operations during the financial year was fully included in “Net profit from discontinued activities” and amounted to €57 million.

B.

LIQUIDITY AND CAPITAL RESOURCES

Historical Cash Flows

The table below sets forth our consolidated cash flows for the years ended June 30, 2006 and 2005:

	Year ended June 30,
(in euro million)	2006	2005
Cash flows from operating activities	713	498
Cash flows (used in) investing activities	(2,674)	(140)
Cash flows from/(used in) financing activities	2,265	(379)
Net effect of exchange rate changes	7	(6)
Increase/(decrease) in cash and cash equivalents	312	(27)
Cash and cash equivalents at beginning of period	135	162
Cash and cash equivalents at end of period	447	135

Cash Flow from Operating Activities

Our cash flows from operating activities increased from €498 million for the year ended June 30, 2005 to €713 million for the year ended June 30, 2006. This increase was principally due to:

›

an increase in operating profit of €384 million, from €745 million at June 30, 2005 to €1,129 million at June 30, 2006;

›

non-cash reconciling items impact, especially gains and losses on disposals of assets for €(325) million for the year ended June 30, 2006, compared to €(52) million for the previous fiscal year;

›

an increase in net interest paid of €(251) million, from €(86) million at June 30, 2005 to €(337) million at June 30, 2006; and

2006 FORM 20-F – PERNOD RICARD     45

Back to contents

›

changes in working capital, as described below:

	Year ended June 30,
(in euro million)	2006	2005
Inventories net	55	(13)
Operating receivables, net	3	(43)
Operating payables, net	(89)	6
Other changes	269	28
Total	238	(23)

Cash Flow Used in Investing Activities

Our cash flows used in investing activities increased from an outflow of €140 million for the year ended June 30, 2005 to an outflow of €2,674 million for the year ended June 30, 2006. This increase was primarily due to:

›

purchases of non-current financial assets, mainly relating to the acquisition of Allied Domecq; and

›

disposals of non-current financial assets, mainly relating to the disposals of DBI, Britvic Plc and The Old Bushmills Distillery.

Cash Flow From/(Used In) Financing Activities

Our cash flows from financing activities were negative in the amount of €379 million for the year ended June 30, 2005, compared to inflows in the amount of €2,265 million for the year ended June 30, 2006, mainly as a result of:

›

an increase in borrowings (a syndicated loan was taken out to finance the acquisition of Allied Domecq); and

›

repayment of borrowings: disposals of non-current financial assets enabled us to repay the syndicated loan we had taken out in 2004 and to partially repay the syndicated loan utilized in August 2005 in connection with the Allied Domecq acquisition.

Capital Expenditures

Capital expenditures (on both tangible and intangible assets, except assets acquired in connection with the acquisition of Allied Domecq) are broken down by geographical segments for the periods indicated in the table below:

	Year ended June 30,
(in euro million)	2006	2005
France	35	15
Europe, excluding France	129	55
The Americas	82	33
Asia/Rest of the World	92	52
Total	338	154

Capital expenditures are generally incurred in order to improve and develop our business tools and facilities and mainly consist of extension and improvements of existing production facilities.

The Group does not have material commitments for capital expenditures as of June 30, 2006.

Sources of Financing

At June 30, 2006, our net debt amounted to €6.35 billion (108% of shareholders’ equity), compared to €2.1 billion at June 30, 2005. This increase in our debt was principally the result of drawings made on a credit facility we entered into in April 2005 (discussed below) in order to finance the acquisition of Allied Domecq and refinance our existing debt, as well as the euro and GBP denominated bonds we inherited from Allied Domecq.

On July 26, 2005, the date of the acquisition of Allied Domecq, our net debt amounted to approximately €5.0 billion, including indebtedness of Allied Domecq that we took over as part of the acquisition but excluding funds drawn by the Company to finance the acquisition. The acquisition of Allied Domecq was financed on August 4, 2005 for an amount of €4.9 billion, bringing our total net debt at that date to €9.9 billion.

46     2006 FORM 20-F – PERNOD RICARD

Back to contents

At December 31, 2005, our net debt amounted to €8.8 billion, a decrease of more than €1 billion from the date of the acquisition of Allied Domecq, due in particular to the redemption of our outstanding OCEANEs on September 20, 2005, cash flows from operating activities and the disposal of assets, including Bushmills and our holdings in Britvic Plc. During the second half of the year ended June 30, 2006, the reduction in our debt was accelerated due in particular to the disposal of Dunkin’ Brands, Inc. for approximately €2 billion before the payment of taxes on capital gains.

The average cost of our debt was 4.7% in 2006. 93% of our debt was long term and 25% was fixed rate before taking hedges into account. After hedging, the fixed rate portion of our debt amounted to 61%. 52% of our debt is denominated in euros.

At June 30, 2006, our commercial paper (billets de trésorerie) program was drawn in the amount of €270 million, leaving us with a reserve under the program of €1.2 billion. At June 30, 2006, €2.7 billion remained undrawn under our 2005 Credit Agreement described below (€1.7 billion under Tranche D and €1 billion under Tranche E).

The table below sets forth our financial debt as at June 30, 2006:

	June 30, 2006					June 30, 2005
(in euro million)	Bonds	Bank loans	Finance lease commitments	Other financial debt	Total	Total
Maturities of less than one year	5	228	2	270	505	1,313
Maturities between one and two years	-	946	2	-	947	75
Maturities between two and three years	645	-	2	-	647	-
Maturities between three and four years	-	2,779	2	-	2,781	925
Maturities between four and five years	687	-	2	-	689	-
Maturities between five and six years	-	-	1	-	1	-
Maturities of greater than six years	368	824	37	-	1,229	11
Total financial debt	1,705	4,777	48	270	6,799	2,324
Current portion	5	228	2	270	505	1,313
Non-current portion	1,700	4,549	46	-	6,294	1,011

We believe that we have the ability to access the cash necessary to meet our requirements, including debt servicing as our debt matures. This statement is based on the level of cash and cash equivalents as of June 30, 2006 (€447 million), our syndicated credit line of €2.7 billion and our strong cash flow generation.

Short-term Financing Programs

Since 1995, Pernod Ricard Finance SA, one of our wholly-owned subsidiaries, is the issuer of a commercial paper (billet de trésorerie) program. As of June 30, 2006, the nominal amount issued under this commercial paper program was €1.5 billion, with outstanding issued commercial paper amounting to €270 million as of June 30, 2006.

€1,400,000,000 Revolving Credit Facility Agreement

A revolving credit facility agreement dated July 28, 2004 was entered into between Pernod Ricard, Etablissements Vinicoles Champenois (“EVC”), Chivas Brothers (Holdings) Ltd and Austin Nichols and Co., Inc. as borrowers, and Calyon as agent, BNP Paribas, Calyon, JPMorgan PLC and Société Générale as mandated lead arrangers, and a certain number of financial institu-tions, as lenders.

Subject to the terms set forth in the revolving credit facility agreement, the lenders made available to the borrowers a multicurrency revolving credit facility in an aggregate amount equal to €1,400,000,000. Certain other companies belonging to the Group could also become borrowers (including Pernod Ricard Finance SA).

The revolving credit facility could be used by Pernod Ricard to finance all types of transactions for a term of five years. Loans were available in euro, yen, U.S. dollars or any other currency readily available and freely convertible into euros.

The revolving credit facility was governed by French law. Accelerated repayment was made under the revolving credit facility and it terminated when the credit agreement (discussed below) was signed.

2006 FORM 20-F – PERNOD RICARD     47

Back to contents

2005 Credit Agreement

On April 21, 2005, we, along with our subsidiary Goal Acquisitions (Holdings) Limited (“GA(H)L”), entered into a credit agreement (the “Credit Agreement”) as original borrowers and original guarantors with J.P. Morgan plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland plc, and SG Corporate & Investment Banking as mandated lead arrangers, the financial institutions listed therein as lenders and BNP Paribas as Agent. Certain of our other subsidiaries have since acceded as additional borrowers and/or guarantors. Euro, U.S. dollar and multicurrency term loan and revolving credit facilities were made available as follows:

›

Facility A – a euro denominated term loan of €1,250,000,000 available to the Company;

›

Facility B – a euro denominated term loan of €225,000,000 and a U.S. dollar denominated term loan facility of $1,185,000,000 available to any borrower as defined in the Credit Agreement;

›

Facility C – term loan facilities consisting of:

›

Facility C1 – a three-year euro denominated facility of €760,000,000 and a U.S. dollar denominated term loan of $965,000,000; and

›

Facility C2 – a five-year euro denominated facility of €1,355,000,000, and a U.S. dollar denominated term loan of $1,740,000,000, available to any borrower as defined in the Credit Agreement;

›

Facility D – a euro denominated revolving credit facility of €1,000,000,000 and a multicurrency revolving credit facility of €750,000,000, available to any borrower as defined in the Credit Agreement; and

›

Facility E – a multicurrency revolving credit facility of €1,000,000,000 (which has now been reduced to €750,000,000 and will be reduced to €500,000,000 in 2007), available to any borrower as defined in the Credit Agreement.

The proceeds of Facilities A to C were used to finance the cash consideration payable in respect of the acquisition of Allied Domecq, to finance the costs associated with the acquisition of Allied Domecq and certain other specified, related matters, and to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries.

Following the sale of Dunkin’ Brands Inc., the full amount of Facility B and part of Facility A and Facility C1 were repaid in March 2006. Following the sale of the Glen Grant and Old Smuggler brands, a further amount of Facility C1 was repaid in March 2006 and an additional amount of Facility C1 was repaid from the proceeds of the disposal of a receivable in April 2006.

The proceeds of Facility D are available to be used as backstop financing for our commercial paper (billet de trésorerie) program and to refinance this program. Facility D was also used to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries.

The proceeds of Facility E are available for the general corporate purposes of the borrowing companies.

Certain events can give rise to the obligation to prepay the facilities before their stated maturity dates, including (subject to certain exclusions) illegality events and the issuance of certain capital markets instruments.

The rate of interest on amounts drawn down on all facilities is the appli-cable LIBOR (or, for loans denominated in euro, EURIBOR), plus a specified margin and mandatory costs. A commitment fee is payable on the undrawn amounts of Facilities D and E until the end of their availability periods. An agency fee is payable to the agent twice a year.

The obligations of each of the borrowers under the Credit Agreement are guaranteed by Pernod Ricard.

The Credit Agreement contains certain customary representations and warranties, and certain negative covenants customary for facilities of this nature, which restrict the Company, GA(H)L and certain other members of the Group (subject to certain exceptions) from, among other things, (i) granting security interests over their businesses, assets and undertakings; (ii) changing the general nature of the business of the Group; (iii) proceeding with mergers or other corporate restructurings; and (iv) disposing of certain assets other than on arm’s length terms.

In addition, the Credit Agreement contains certain positive covenants customary for facilities of this nature, which require, subject to certain exceptions, (i) compliance with applicable laws relating to the Group’s business, the Credit Agreement, ERISA, United States anti-terrorism measures, certain United States investment matters and employee pension schemes; (ii) the implementation and maintenance of certain interest rate hedging arrangements in respect of the Credit Agreement facilities; (iii) the payment of taxes; (iv) the protection of the Group’s material intellectual property; and (v) the maintenance of a pari passu ranking of amounts outstanding under the Credit Agreement with other unsecured, unsubordinated creditor claims.

The Credit Agreement also contains certain events of default customary for credit facilities of this nature, the occurrence of which would allow the lenders to accelerate repayment of all outstanding amounts and terminate their commitments. These events of default include: (i) non-payment of amounts due under, and non-compliance with the terms of, the Credit Agreement (and related documents); (ii) misrepresentation of certain matters; (iii) a cross-default to other indebtedness (subject to a minimum threshold of €75,000,000); (iv) unlawfulness, repudiation and invalidity of the terms of the Credit Agreement (and related documents); (v) insolvency events; and (vi) the occurrence of a material adverse change. A change in control of Pernod Ricard has similar consequences to the occurrence of an event of default subject to the expiry of specified time periods. Pursuant to the Credit Agreement, a change of control occurs if any person or group of persons (other than Paul Ricard SA or persons connected to it), acting in concert (as defined by Article L. 233-10 of the French Commercial Code), takes control (as such term is defined in Article L.233-3 sections I and II of the French Commercial Code) of Pernod Ricard.

48     2006 FORM 20-F – PERNOD RICARD

Back to contents

Following the achievement by the Group of a specified performance target set out in the Credit Agreement and referred to therein as the “Suspension Test,” certain of the covenants in the Credit Agreement have been modified or their effect suspended as a result of a letter to the Agent dated October 11, 2006, based on our annual accounts for the year ended June 30, 2006. This performance target comprised the reduction of the Leverage Test (as defined in, and calculated in accordance with, the Credit Agreement) to it being at or less than 4.0:1 for the twelve month period ending June 30, 2006.

The effect of achieving the Suspension Test includes (i) the deletion of a financial covenant relating to the level of Interest Cover (as described in, and calculated in accordance with, the Credit Agreement) and the modification of a financial covenant relating to the Leverage Test referred to above, so that it applies at a flat level of 4.25:1 for each 12 month period occurring after the Suspension Test was met; (ii) the suspension of the obligation to provide guarantees by subsidiaries of Pernod Ricard and the release of the guarantees which were then in place which had been granted by subsidiaries of Pernod Ricard; (iii) the suspension of restrictions on incurring borrowings, making acquisitions and investments, making loans and investing in or supporting any joint ventures; (iv) the suspension of the obligation to apply certain proceeds of certain disposals in mandatory prepayment of the facilities; and (v) the suspension of certain restrictions on disposals (so that disposals must only be undertaken on an arm’s length basis).

At our request, since the date of the Credit Agreement certain waivers and consents have been granted by the lenders under the Credit Agreement which have modified the effect of certain of the terms of the Credit Agreement. These waivers and consents have, among other things:

›

amended the terms of the covenants restricting disposals and investments in joint ventures to permit the implementation of certain transactions relating to the disposal by a subsidiary of Pernod Ricard of its shareholding in Britannia Soft Drinks Limited;

›

permitted certain technical amendments to be made to the framework agreement between Pernod Ricard and Fortune Brands, Inc. relating to the acquisition of Allied Domecq Plc relating to matters affecting the Makers’ Mark and Canadian Club brands (for a description of the framework agreement, see “Item 10.C. Material Contracts”);

›

amended the terms of the covenants restricting disposals, investments in joint ventures and acquisitions to permit the implementation of certain transactions relating to the disposal by one of our subsidiaries of its shareholding in the “Old Bushmills” Distillery Company Limited, and to permit the use of the proceeds from that disposal towards investments in joint ventures and acquisitions;

›

amended the description in the Credit Agreement referring to certain rating agencies’ ratings;

›

amended the terms of the covenant restricting indebtedness to permit certain arrangements relating to the Group’s international cash management structures;

›

amended the terms of the description in the Credit Agreement relating to borrowings; and

›

amended the terms of the Leverage Test referred to set the covenant ratio at a higher level in order to take account of the deferred payment of taxes arising from the disposal of the QSR business.

2008 Pernod Ricard Bonds: OCEANEs

On February 13, 2002, we issued bonds convertible into and/or exchange-able for new or existing Pernod Ricard shares (“OCEANEs”) in the amount of €488,749,999, represented by 4,567,757 OCEANEs with a nominal value of €107 each. The main terms of these OCEANEs were as follows:

›

the OCEANEs bore interest at a rate of 2.50% per annum, equivalent to €2.675 per OCEANE, payable annually in arrears on January 1 of each year;

›

redemption of the OCEANEs was to occur in full on January 1, 2008 at a price of €119.95 per OCEANE;

›

holders of OCEANEs could request the conversion and/or exchange of the OCEANES for Pernod Ricard shares at any time from February 2002 at the conversion/exchange ratio of 1.25 shares per OCEANE;

›

the OCEANEs ranked pari passu with all other unsecured and unsubordinated indebtedness and guarantees of Pernod Ricard;

›

the OCEANEs were subject to, among other things, a standard negative pledge prohibiting Pernod Ricard from granting a guaranty for the benefit of holders of other existing or future bonds without previously or simultaneously granting a similar guaranty and ranking to the OCEANEs; and

›

early redemption was possible, at any time, and at Pernod Ricard’s op-tion (i) by means of purchases on or off the stock exchange or by means of a public offer, (ii) at an early redemption price that guaranteed the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of the OCEANEs issued remained outstand-ing, or (iii) by the exercise by Pernod Ricard of the early redemption option included in the terms and conditions of the OCEANEs that were approved by the meeting of OCEANE holders held on July 21, 2005 in consideration for an additional payment of €3.53 per OCEANE.

2006 FORM 20-F – PERNOD RICARD     49

Back to contents

On July 28, 2005, we announced our decision to redeem all of our outstanding OCEANEs on September 20, 2005. Following this announcement, pursuant to the terms and conditions of the OCEANEs, most OCEANE holders exercised their conversion/exchange rights at the exchange ratio of 1.25 Pernod Ricard shares per OCEANE. In this respect, OCEANE holders received a conversion premium of €4.50 per OCEANE, which was paid upon delivery of the shares.

On September 20, 2005, we redeemed all OCEANEs that remained outstanding as of such date. OCEANE holders who had not exercised their conversion/exchange rights were repaid at an early redemption price of €114.52 per OCEANE and received an amount of €1.92014 per OCEANE in respect of accrued interest between January 1, 2005 and September 19, 2005, representing a gross actuarial yield of 4.35% (which was identical to the gross actuarial yield initially provided for).

Financial Instruments

We practice a non-speculative hedging policy and use derivatives to manage our exposure to market risks. These instruments are designed to hedge risks related to our firm commitments or highly probable future transactions.

Interest Rate Hedging Instruments

We enter into interest rate hedges to cover our exposure to interest rate risks. The table below sets forth the breakdown of our interest rate hedges by currency:

(in euro million)	Net debt by currency (after the effect of hedging)	Fixed debt	“Capped” variable debt	Non-hedged variable debt	% debt hedged/fixed
EUR	3,558	822	900	1,836	48%
USD	2,550	1,801	787	(38)	101%
JPY	69	-	-	69	0%
GBP	(29)	-	-	(29)	0%
Other currencies	203	-	-	203	0%
Total	6,351	2,623	1,687	2,041	68%

Of the total €2,623 million of hedged fixed rate debt, €672 million originated from debt raised at a fixed rate, the balance resulted from the implementation of the interest rate hedges. See Note 15 to our consolidated financial statements. On the basis of such debt at June 30, 2006, a 0.10%, or 10 basis points, change in interest rates would increase the Group’s interest costs by €4 million.

We complied with the hedging obligations required by the banks at the times that the syndicated loans for the acquisition of Seagram and Allied Domecq assets were put in place. In the context of the Seagram acquisition, the obligation covered two thirds of the debt over four years. In accordance with the Allied Domecq acquisition agreement, hedging is required in respect of 50% of gross debt, except for Tranche B (initially €157 million and $1,185 million), for a two-year period.

All of these hedging transactions are either carried out by, or subject to prior approval of, the Financing and Treasury Department, in the context of a program approved by General Management.

For more information, see Notes 14, 15 and 16 to our consolidated financial statements.

50     2006 FORM 20-F – PERNOD RICARD

Back to contents

The table below sets forth the classification of our hedges and use of derivative financial instruments:

Type of hedge	Description of financial instrument	Amount(in millions of euros)	Risk hedged	Fair value at year end(in euro million)
Fair value hedges
Hedge of interest rate risk	Interest rate swaps	46	Interest rate risk on fixed rate debt	1.6
Hedge of interest rate and currency risk	Cross currency swaps and foreign exchange forwards	1,033	Interest rate and currency risk on foreign currency denominated debt	(60.1)
Cash flow hedges
Hedge of interest rate risk	Swaps	1,873	Risk of changes in interest flows on floating rate debt	46.2
	Caps	1,608	Risk of changes in interest flows on floating rate debt	10.6
Hedge of currency risk	Foreign exchange options	79	Foreign currency risk on highly probable future transactions	6.0
Trading
Hedge of currency risk	Foreign exchange swaps	1,046	Foreign exchange risk on intra-group financing	20.2
Hedge of interest rate risk	Interest rate swaps	79	Risk of changes in interest flows on floating rate debt	0.3
	Caps	79	Risk of changes in interest flows on floating rate debt	0.5

Foreign Exchange Hedging Instruments

Financing foreign currency-denominated assets acquired by the Group with debt in the same currency provides natural hedging. This principle was notably implemented for the acquisition of the Seagram and Allied Domecq assets.

Due to our international exposure, we face currency risks related to transactions carried out by subsidiaries in a currency other than their functional currency. These risks are partly hedged by putting in place forward option sales or purchases in order to hedge certain or highly probable operating receivables and payables.

At June 30, 2006, available cash and cash equivalents amounted to €447 million, of which €146 million was denominated in EUR, €82 million was denominated in USD, €42 million was denominated in GBP and €178 million was denominated in other currencies. The Group also had an amount of €2,695 million of medium-term bank credit facilities that were confirmed and unused at that date.

2006 FORM 20-F – PERNOD RICARD     51

Back to contents

The table below sets forth the carrying value and market value of our financial instruments at June 30, 2006:

(in euro million)	Carrying Amount at June 30, 2006	Market Value at June 30, 2006
Assets
Non-current financial assets	120	120
Derivative instruments – asset position	84	84
Marketable securities	12	12
Cash	435	435
Liabilities
Bonds	1,705	1,689
Bank loans	4,987	4,989
CEPAC	46	47
ABN	22	22
Syndicated loan	4,489	4,489
Commercial paper	270	270
Other bank loans	161	161
Finance lease obligations	47	47
Derivative instruments – liability position	58	58

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We seek to continuously innovate and launch new products. The most important asset for each Group product is the brand, followed by its sensory attributes: color, smell and taste. The complete consistency between the brand, its environment and its attributes guarantees its continued consumption and is therefore the ultimate aim in the creation of any new product.

Innovation at the Pernod Ricard Group primarily results from the efforts of the marketing and commercial teams, responsible for introducing brands and flavors in new markets: Chivas Regal in China, Martell in the United States, Pernod throughout the world, Havana Club in Europe, Olmeca in Russia. For the most part, these international rollouts have been remarkably successful. In terms of products, innovation based on the creation of new sensory attributes has been entrusted to the Pernod Ricard Research Center and development centers in subsidiaries.

The integration of Allied Domecq’s brands into our brand portfolio has led us to reorganize our research and development organization and processes, while respecting the principle of decentralization that we value so highly. Our regional innovation support centers, which are located as close as possible to the marketing teams of the Brand Owners, have been bolstered to take into account the increase in the number of brands and necessary skill levels. Our four regional support centers are as follows:

›

the Pernod Ricard Research Center (CRPR) in France, which directly supports our European affiliates located in continental Europe and coordinates overall research and development activities;

›

the NATC (North American Technical Center) with laboratories in Lawrenceburg, Indiana (United States) and Walkerville, Ontario (Canada) supports brand owners in North America: Pernod Ricard Canada, Pernod Ricard USA and Malibu Kahlúa Company;

›

the new Chivas technical center, which supports all the brands owned by Chivas Brothers; and

›

the Pernod Ricard Pacific technical center, which has a new structure that supports both Australia and New Zealand.

A network organization has been implemented in order to foster synergies among our regional research centers and our central laboratory, allowing for the exchange of know-how, the sharing of resources and common research projects. Three types of research and development networks have been created: wines, distilled and matured spirits and flavored spirits networks. These networks are expected to coordinate research and development activities with affiliates involved in these activities.

The expert networks ensure that the Group maintains the appropriate level of expertise to support our business, especially in the areas of sensory analysis, analytical chemistry and food, safety and regulation.

52     2006 FORM 20-F – PERNOD RICARD

Back to contents

Our Research Center’s (CRPR) role as the Group’s scientific backbone has been reinforced as a result of the acquisition of Allied Domecq. Located in France, CRPR is responsible for ensuring the conformity and quality of our strategic brands and maintaining a high level of scientific expertise in cross-disciplinary fields of strategic importance for our key brands’ development. Finally, it coordinates and leads the organization of our research and development networks.

In conjunction with this reorganization of our research and development, our central Research Center has been attached to the Group’s Marketing Division in order to bring innovation strategy into line with market needs.

During the year ended June 30, 2006, the Group spent €9.1 million on research and development (corporate), compared to €8.3 million during the year ended June 30, 2005. Research and development expenses are not capitalized.

D.

TREND INFORMATION

See Item 4.

E.

OFF-BALANCE SHEET ARRANGEMENTS

In the context of the acquisition of Allied Domecq, the Group granted guarantees with respect to certain liabilities, notably of a tax-related nature. For more information, see “Item 10.C. Material Contracts–Framework Agreement.” Provisions have been recognized to the extent of the amount of the risks as estimated by the Group.

The other guarantees granted by the Group in the context of the Allied Domecq acquisition are:

›

the Group guaranteed the Allied Domecq pension fund for the contributions payable to it by Allied Domecq Holdings Ltd and its subsidiaries. In addition, the Group provided a guarantee to the holders of the Allied Domecq bonds, which amounted to €1,611 million at June 30, 2006; and

›

in August 2005, the Group issued guarantees, on behalf of its subsidiaries EVC, Chivas Brothers (Holdings) Limited and Pernod Ricard USA, in respect of the syndicated loan put in place for the acquisition of Allied Domecq. The amount currently guaranteed is €1,821 million. These guarantees were released on October 11, 2006 (See “Item 5.B. Liquidity and Capital Resources-Sources of Financing-2005 Credit Agreement).”

In addition, the Group has also granted the following guarantees:

›

In the context of a stock and asset purchase agreement with Vivendi Universal SA (signed on December 19, 2000) whereby the Company and Diageo agreed to acquire stock and assets of the worldwide spirits, wine and malt coolers, other malt beverages, fortified wines, non-alcoholic mixes and other alcoholic and non-alcoholic beverages business of The Seagram Company Ltd., the Company and Diageo share certain liabilities on a 39.1/60.9 basis.

›

in 2000, the Group guaranteed bank loans of its subsidiary Irish Distillers Group. The outstanding balance on these loans is €22 million;

›

in 1998, the Group guaranteed bank loans of its subsidiary Pernod Ricard Finance SA. The outstanding balance on these loans is €46 million;

›

in 1995, the Group guaranteed the commercial paper issues of its subsidiary, Pernod Ricard Finance SA. Their amount at June 30, 2006 was €270 million;

›

Pernod Ricard SA, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), has irrevocably guaranteed the liabilities of the following subsidiaries for the year ended June 30, 2006: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. And Irish Distillers Holdings Ltd.

The Group has not been required to incur any cash outflow in connection with these guarantees.

2006 FORM 20-F – PERNOD RICARD     53

Back to contents

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
(in euro million)	Total	< 1 year	1 – 3 years	3 – 5 years	> than 5 years
Long-term debt obligations	6,751	503	1,591	3,447	1,210
Capital lease obligations	48	2	5	3	38
Operating lease obligations	525	139	148	148	90
Purchase obligations	207	29	40	40	98
Other long-term liabilities reflected on the balance sheet under IFRS	11	6	5
Total	7,542	679	1,789	3,638	1,436

In the context of our wine and champagne production operations, our Australian subsidiary Orlando Wyndham and our French subsidiary Mumm Perrier-Jouët are committed, respectively in amounts of €148 and €235 million under certain grape purchasing obligations.

Commitments related to payment of interest expense are not included in the preceding table. As noted in Note 22 to our consolidated financial statements, we issued bonds on November 23, 2006 for an aggregate amount of €850 million. This transaction is aimed at refinancing part of the credit agreement put in place in August 2005 (see “Item 5.B. Liquidity and Capital Resources—Sources of Financing—2005 Credit Agreement”). For the fixed-rate portion (€550 million), the interest rate is 4.625% and we will pay approximately €25 million of interest expense each year over the next seven years. For the variable-rate portion (€300 million), the interest rate is Euribor 3-months + 50 bps, and we estimate the interest expense to be in the range of €13 million each year over the next five years.

In addition to the contractual obligations listed above, using current best estimates, we will continue in our commitment to make ongoing contributions to top up our pension funds in respect of our long-term liability to the funds’ members.

Critical Accounting Policies

The significant accounting policies we have applied in the preparation of our consolidated financial statements under IFRS are described in Note 1 to our consolidated financial statements. The principal differences between IFRS and U.S. GAAP are detailed in Note 25 to our consolidated financial statements. See “Item 17. Financial Statements.”

Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS and the reconciliation of our net income and shareholders’ equity to U.S. GAAP require us to make a certain number of judgments, estimates and assumptions. Such judgments, estimates and assumptions are based on past experience and are deemed realistic and reasonable based on certain facts and circumstances. Other facts and circumstances could lead to changes in these judgments, estimates and assumptions which could affect the amounts of assets and liabilities in the consolidated financial statements and revenues and expenses during the reporting periods. These estimates are made on an ongoing basis and are prepared on the basis of information available at the time of their preparation. Estimates may be revised if the circumstances on which they were based change or if new information becomes available. Future outcomes can differ from those estimates.

Of our accounting policies, we believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assumptions:

Goodwill, Brands and Other Intangible Assets

The cost of the acquisition of Allied Domecq on July 26, 2005 has been assigned to the assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. The determination of these fair values requires us to make estimates and to use certain valuation techniques when market value is not readily available. In particular, when acquired brands are regarded as having indefinite useful economic lives, they are not amortized under IAS 36 Impairment of Assets. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires considerable management judgment.

According to IAS 36, goodwill and intangible assets with indefinite useful economic life (i.e., brands) are not amortized but rather tested for impairment on an annual basis and, under certain circumstances, written down when impaired. Impairment reviews are therefore carried out to ensure that goodwill and intangible assets, including brands, are not carried at above their recoverable amounts. In particular, we perform a discounted cash-flow analysis annually to determine the value in use of the cash-generating units. This analysis is based on forecasted cash flows with terminal values being calculated using variable long-term growth rates of the principal regions and markets in which the profits for each brand are generated. We use a rate corresponding to our weighted average cost of capital in determining discounted cash flows.

54     2006 FORM 20-F – PERNOD RICARD

Back to contents

In assessing whether goodwill is carried above its recoverable amount, a discounted cash-flow analysis is performed annually to compare the discounted estimated future operating cash flows of cash generating units of the Group to the net assets attributable to the cash generating units including goodwill. The discounted cash flow review is consistent with the brand review in its use of estimated future operating cash.

In determining estimated future cash flows, we consider current and projected future levels of income as well as business trends, prospects and market and economic conditions.

In conjunction with our ongoing review of the carrying value of our cash-generating units, in the year ended June 30, 2006 and 2005, there was no impairment recognized. A change in either the market conditions, the cash flows initially estimated or the assumptions used as described above, could therefore lead to a review and an impairment loss to be recorded in our consolidated financial statements.

Under U.S. GAAP, goodwill is tested for impairment at least annually, regardless of whether there has been any change in events or circumstances, using a two-step process that begins with an estimation of the fair value of a reporting unit that is compared to the carrying value of the reporting unit. If the latter exceeds the fair value of the reporting unit, the fair value of the reporting unit is allocated to its assets and liabilities, similar to a purchase price allocation in a business combination, to determine the implied fair value of goodwill. Any excess of the implied fair value of goodwill over the carrying value of goodwill is then written off.

With respect to long-lived assets (other than goodwill) and intangible assets with indefinite useful life, a recoverability test must first be performed by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset’s carrying value exceeds the undiscounted cash flows, the impairment loss is calculated as the excess of the asset’s carrying amount over its fair value, which is frequently calculated by reference to the expected discounted cash flows. If the recoverability test is passed, an impairment cannot be recorded even if the fair value of the asset is less than its carrying amount. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our reporting units and assets. Actual results may vary from our expectations.

Provisions for Pensions and Other Long Term Employee Benefits

As indicated in Note 1 to our consolidated financial statements, we participate in defined contribution and defined benefit plans for our employees. In addition, provisions are also recognized in respect of certain other post-employment benefits such as life insurance and medical care (mainly in the United States and the United Kingdom). All of these obligations are evaluated on the basis of actuarial calculations which involve the use of assumptions such as the discount rate, expected return on plan assets, average future salary increases, rate of employee turnover and life expectancy.

These assumptions are generally updated annually. Assumptions used in the preparation of our consolidated financial statements for the years ended June 30, 2006 and 2005 and their method of determination are set out in Note 13. We consider that the actuarial assumptions used are appropriate and justified, however changes that could be made to such actuarial assumptions in the future may have a material impact on the amount of our benefit obligations and on our results of operations. However, a change of one point in the rate of increase of medical and healthcare expenses would have an impact of approximately € -20/+25 million on the amount of the benefit obligation in respect of post-employment medical and healthcare coverage.

Under U.S. GAAP, post retirement benefits are accounted for in accordance with Statement of Financial Accounting Standard Nos. 87 (“SFAS 87”) and 106 (“SFAS 106”), under which actuarial gains or losses outside a ten per cent fluctuation corridor are spread. Under U.S. GAAP, when the accumulated benefit obligation (i.e., the projected benefit obligation excluding any assumption about future compensation levels) exceeds the fair value of plan assets, the recognition of an additional liability may be required in accordance with SFAS 87, “Employers’ Accounting for Pensions.” If this additional liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders’ equity.

Provisions

The general guidance provided by both IFRS and U.S. GAAP requires that liabilities should be recorded when it is probable that the liability or obligation may give rise to an indemnity or payment. Significant judgment by management is required to comply with this guidance, taking into consideration all the relevant facts and circumstances. Management must evaluate and estimate the amounts that may be required to be paid in the future, including additional amounts in relation to income taxes, contractual obligations, settlement of pending litigation, or other liabilities. The financial results may be affected by judgments and estimates related to these provisions. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events.

In the event that a negative outcome is possible or the loss cannot be reliably measured, the matter is disclosed.

Income Taxes

The computation of our income tax expense is subject to the interpretation of complex tax laws and regulations in different tax jurisdictions around the world. In addition, management judgment is also involved in determining expected outcomes of any tax issue and assessing the impacts of ongoing tax audits.

2006 FORM 20-F – PERNOD RICARD     55

Back to contents

We compute taxes in accordance with prevailing tax legislation in the countries where income is earned. In accordance with both IFRS and U.S. GAAP, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of both IFRS and U.S. GAAP, no deferred taxes are recognized for temporary differences arising from goodwill that are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized. Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences. Recoverability of deferred income tax assets is based on estimates of future taxable income. This requires the preparation of significant estimates and judgment by the Group.

Exemptions from IFRS 1

As a first time adopter of IFRS, we have elected some exemptions to IFRS as permitted by IFRS 1, section 13. These exemptions are described below.

Business Combinations

We elected not to apply IFRS 3 (Business Combinations) retrospectively for all business combinations that occurred before the date of transition (July 1, 2004).

As indicated in Note 24 to our consolidated financial statements, past business combinations were accounted for under French GAAP using the purchase method of accounting, which differs in certain respects from IFRS 3, particularly as it applies to the Company for the recognition of deferred tax liabilities on acquired brands, the accounting for the acquiree’s income tax loss carry forwards and the accounting treatment of acquisition costs. These business combinations were not restated in our IFRS consolidated financial statements.

If we had restated past business combinations to comply with IFRS 3, shareholders’ equity and the amount of goodwill under IFRS as of July 1, 2004 would have been different. We estimate that the impact would have been comparable to the adjustment between IFRS and U.S. GAAP consolidated financial statements as of June 30, 2005 as described in Note 25 to our consolidated financial statements.

Cumulative Translation Differences

We elected the exemption related to cumulative translation differences. As indicated in IFRS 1 paragraph 22:

“If a first-time adopter uses this exemption:

›

the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS; and

›

the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRS and shall include later translation differences.”

This exemption had no impact on shareholders’ equity at the date of transition to IFRS and no material impact on our net income for the two years ended June 30, 2006 and 2005 as no material disposals of foreign operations were accounted for during those periods.

Options Elected at the First Time Adoption to IFRS

Intangible Assets and Property, Plant and Equipment

We elected the option of measuring certain intangible assets and property, plant and equipment at fair value in the opening balance sheet. The effect of this option was not significant to our consolidated financial position as at the transition to IFRS.

Financial Instruments

We elected to apply the amended versions of IAS 32 and IAS 39 Financial Instruments as from 1 July 2004. The impact on our consolidated financial statements is disclosed in Note 15 to our consolidated financial statements.

Share-based Payments

We applied IFRS 2 Share-based payments as from July 1, 2004 to all instruments granted after November 7, 2002 and not yet fully vested at July 1, 2004. The impact on our consolidated financial statements is disclosed in Note 20 to our consolidated financial statements.

Main Areas Affected by the Change from French GAAP to IFRS

The principal areas that have been affected by the change from French GAAP to IFRS are described below.

56     2006 FORM 20-F – PERNOD RICARD

Back to contents

Presentation of Net Sales

The application of IAS 18 Revenue had a significant impact on the presentation of our net sales. In the consolidated financial statements prepared according to French GAAP, costs for services rendered paid by the Group to its distributors are generally recorded as promotional costs, included under the A&P expenses caption.

Pursuant to IAS 18, certain costs for services rendered in connection with sales, such as advertising programs in conjunction with distributors, listing costs for new products and promotional activities at point of sale, are deducted directly from sales if there is no separately identifiable service whose fair value can be reliably measured.

This reclassification has no impact on operating profit or on net profit.

In addition, pursuant to IAS 18, the Group has reclassified a significant amount from sales to cost of sales, relating to the treatment of certain import duties in Asia, which were presented under French GAAP as a deduction from sales (excluding tax and duties). As these duties are not specifically re-billed to customers (as are Social Security stamps in France, for example), IAS 18 requires that they be classified under “cost of sales”.

Lastly, pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but are rather accounted for as a deduction from sales (excluding tax and duties). The Group has reclassified the corresponding amount of discount from financial expense to a deduction from net sales.

Convertible Bonds

The convertible bonds (OCEANEs) issued by us in 2002 are compound financial instruments according to IAS 32 Financial Instruments: Disclosure and Presentation that include a debt component and an equity component. The first-time adoption of IFRS had the effect of recording all of these notes and a part of these convertible bonds as of July 1, 2004 in shareholders’ equity and part of the OCEANEs in financial debt. Under French GAAP, the OCEANEs were recorded as financial debt, and a lesser portion was recorded in shareholders’ equity.

The IFRS standard had a negative effect on the future level of financial expense due to the debt component and increasing financial expense.

Derivative instruments

In the consolidated financial statements prepared under French GAAP, interest rate and foreign currency derivative instruments qualifying as hedges were accounted for as off-balance sheet items. Losses or gains on these derivative instruments were deferred until such time at which the hedged item is itself recognized in profit and loss.

In accordance with the provisions of IAS 39 Financial Instruments: Recognition and Measurement on financial instruments (which we have chosen to apply starting July 1, 2004), derivatives are recorded at fair value on the balance sheet. If the derivative instrument is designated as a fair value hedge, changes in value of the derivative instrument and the hedged item are recorded in profit and loss in the same period. If the derivative instrument is designated as a cash flow hedge, the change in value of the effective portion of the derivative is recorded in shareholders’ equity.

In addition, the amended version of IAS 39 requires that certain financial assets and liabilities be recognized in accordance with the amortized cost method, based on the effective interest rate. This calculation includes all the costs and commissions provided for between the contracting parties. Under this method, costs directly attributable to the acquisition of financial liabilities are recognized in profit and loss based on the effective interest rate.

Other Financial Instruments

In accordance with French GAAP, the Group measured its marketable securities at the lower of historical cost and net realizable value. All unrealized losses were recorded in the income statement for the period. French GAAP did not allow these securities to be measured at fair value.

Under the amended version of IAS 39, marketable securities must be classified into three categories and the majority of securities held by the Group are classified in the available-for-sale category and unrealized gains and losses are recognized directly in equity.

Treasury Shares

In accordance with French GAAP, treasury shares intended to cover share purchase option plans granted to employees were classified as marketable securities (classified within “cash and cash equivalents”). Other treasury shares were recognized as a reduction in shareholders’ equity at their acquisition cost.

2006 FORM 20-F – PERNOD RICARD     57

Back to contents

Under French GAAP, an impairment loss was to be recognized in the income statement for unrealized losses on shares classified as marketable securities. Reversals of impairment losses due to increases in the share price, were to be recognized as financial income or expense.

Under IFRS, treasury shares are recognized on acquisition as a decrease in equity and changes in value are not recognized. When treasury shares are disposed of, the total difference between their acquisition cost and their fair value at the date of disposal is generally recognized as a change in shareholders’ equity.

Share-based Payments

The application of IFRS 2 Share-based Payments modifies the method of accounting for stock options granted to our employees. Only stock option plans established after November 7, 2002, and whose stock options had not yet vested at July 1, 2004, have been restated. This affects certain of our plans. We decided not to adopt the full retroactive application option provided for in this standard, since the fair values of the stock options granted in the past had not been published.

The impact on 2004 net income, adjusted in accordance with IFRS, corresponds to the allocation of the fair value over the vesting period of the stock options granted that fall within the scope of IFRS 2.

Since the compensation expense does not result in an outflow of cash and since the counter-entry to the expense is recorded in consolidated reserves, the application of this standard had no impact on IFRS shareholders’ equity.

Biological Assets

In the consolidated financial statements prepared under French GAAP, biological assets, with the exception of land, were valued at historical cost and depreciated over their useful economic lives. Their production (harvest) was valued at production cost.

IAS 41 Agriculture requires that biological assets and their production (harvests) be recognized at fair value in the balance sheet, after deducting estimated costs of sale, the date at which it is possible to obtain a reliable estimate of price, for example by reference to an active market. Changes in fair value are recognized in profit and loss.

Goodwill and Business Combinations

Insofar as we have elected to adopt the IFRS 1 option not to restate business combinations that do not comply with IFRS 3 Business Combinations and which occurred prior to January 1, 2004, first-time adoption of IFRS did not result in any changes to the accounting methods previously applied.

In the consolidated financial statements prepared under French GAAP, brands of acquired companies which were separately identified at the time of acquisition were not systematically amortized, and goodwill was systematically amortized over a timeframe which reflected, as reasonably as possible, the assumptions retained, objectives fixed and outlook envisaged at the point of acquisition. Exceptional impairment was recognized when their recoverable amount became permanently less than their book value.

Pursuant to IFRS 3 and the amended version of IAS 38 Intangible Assets, goodwill and intangible assets with indefinite useful lives may no longer be amortized but should be subject to impairment tests at least once a year. Consequently, the goodwill amortization expense recognized in the consolidated income statement prepared under French GAAP for the period ended June 30, 2005 have been eliminated in the financial statements prepared under IFRS.

Deferred Taxes

Pursuant to paragraph 313 of regulation 99–02, deferred tax was not recognized, in consolidated financial statements prepared under French GAAP, on brands acquired through business combinations. IAS 12 Income taxes, does not allow such an exemption with regard to the non-recognition of deferred taxes on brands. From July 1, 2004, deferred tax liabilities are therefore recognized based on the difference between the book and tax values of brands. This results in an increase in long term deferred tax liabilities in our IFRS opening balance sheet as at July 1, 2004, with a corresponding reduction in shareholders’ equity.

Pension and Post-employment Benefits

The methods for determining pensions and other post-employment benefits under French GAAP were in compliance with IAS 19 Employee Benefits, insofar as we have applied, starting July 1, 2004, recommendation 2003-R01 of the “Conseil National de la Comptabilité” (the “CNC”).

Provisions

We applied CNC regulation 00-06 to liabilities since January 1, 2002 in our French GAAP consolidated financial statements. Since this regulation is very similar to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IAS 37 did not have any material impact on our IFRS 2004 opening balance sheet as at July 1, 2004.

Property, Plant and Equipment

The application of IAS 16 Property, Plant and Equipment and IAS 36 Impairment of Assets did not have a significant impact on our financial statements prepared in accordance with IFRS. We elected to choose the option provided by IFRS 1 that allows certain property, plant and equipment to be recorded at fair value in the opening balance sheet, although the impact was immaterial to our consolidated financial statements at the acquisition date. Furthermore, the rules governing depreciation methods (determination of the estimated useful life of the asset, inclusion of residual values and related matters) are either already applied by us or did not have a major impact on our opening balance sheet.

58     2006 FORM 20-F – PERNOD RICARD

Back to contents

The application of IAS 36 did not have a major impact on us with respect to impairment losses. We performed impairment tests of our property, plant and equipment as of the transition date (i.e., July 1, 2004) and no impairment has been recognized.

We do not own any significant property within the scope of IAS 40 Investment Property.

Presentation of Financial Statements

The application of IAS 1 Presentation of Financial Statements and, to a lesser extent, the application of IAS 7 Cash Flow Statements, IAS 14 Segment Reporting, IAS 33 Earnings Per Share and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations had significant consequences on the manner of presenting our financial information.

IFRS requires a distinction to be made between current and non-current items in the balance sheet, which is different from the past French GAAP presentation that was based on the type and/or liquidity of assets and liabilities. In addition, certain specific rules governing the offsetting of assets and liabilities (for example, certain reserves for product sales relating to construction contracts that have to be deducted from contract assets) result in reclassifications compared to previous practice.

The removal of the concept of extraordinary income or loss in IFRS resulted in the reclassification in income from operating activities and/or financial income of certain revenues and expenses recorded under French GAAP by us in other operating income/expense.

Other Standards

The other requirements of IFRS do not call for any specific comment, and we had no major impact on our IFRS opening balance sheet as a result of applying these other standards.

A more extensive description of our accounting policies applied is given in Note 1 to our consolidated financial statements for the year ended June 30, 2006, and the reconciliation between consolidated financial statements under IFRS and French GAAP for the period ended June 30, 2005 is set forth in Note 24 to our consolidated financial statements for the year ended June 30, 2006.

New U.S. GAAP Accounting Pronouncements Not Yet Approved

See note 25 to our consolidated financial statements.

Item 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our Board of Directors is composed of 13 Directors, seven of whom have been elected for a period of six years and six of whom have a four-year term of office. The reduction in the length of the term of office from six to four years was decided by the extraordinary shareholders’ meeting of May 17, 2004.

Five of the Directors of the Company currently have the status of independent directors. They meet the criteria required to hold this status as set forth in the AFEP-MEDEF Consolidated Report on Corporate Governance, which namely provides as follows: “A Director is deemed to be independent when he/she has no relations of any kind with the company, its Group or management, which could compromise the exercise of his/her independent judgment.”

2006 FORM 20-F – PERNOD RICARD     59

Back to contents

The following table sets forth the names of the current members of our Board of Directors, their position, age, dates of appointment and the expiration of their current term:

	Age	First appointment	Most recent appointment	Expiration of current term(1)
Patrick Ricard, Chairman and Chief Executive Officer	61	June 15, 1978(2)	May 17, 2004	2007/2008
Pierre Pringuet, Managing Director	56	May 17, 2004	May 17, 2004	2007/2008
Richard Burrows	60	May 17, 2004	May 17, 2004	2007/2008
François Gérard	66	December 10, 1974	November 7, 2006	2009/2010
Rafaël Gonzalez-Gallarza	71	May 5, 1998	May 31, 2002	2007/2008
Françoise Hémard	74	June 9, 1983	May 31, 2002	2007/2008
Danièle Ricard	67	June 16, 1969	November 10, 2005	2008/2009
Paul Ricard SA, represented by Béatrice Baudinet		June 9, 1983	May 7, 2003	2008/2009
Jean-Dominique Comolli (Independent)	58	May 6, 1997	May 7, 2003	2008/2009
Lord Douro (Independent)	61	May 7, 2003	May 7, 2003	2008/2009
Didier Pineau-Valencienne (Independent)	75	May 7, 2003	May 7, 2003	2008/2009
Gérard Théry (Independent)	73	May 4, 1999	November 10, 2005	2008/2009
William H. Webb (Independent)	67	May 7, 2003	May 7, 2003	2008/2009

(1) Term of office expires at the closing of the annual shareholders’ meeting held to approve the financial statements for the financial year indicated.

(2) Date of appointment as Chairman and Chief Executive Officer.

Biographical Information Concerning Directors

Patrick Ricard, French national

Upon leaving Perier high school in Marseille, France, and after a number of trips abroad, Mr. Ricard spent one year working with Seagram, the leading company in the Wine and Spirits industry at that time. Mr. Ricard then started his career with Ricard SA. He worked in all departments, from production to sales, and became Branch Director in 1970, then Managing Director and Director. He was also a Director of Pernod between 1973 and 1974. In 1975, following the merger between Pernod and Ricard, Mr. Ricard was appointed Managing Director of Pernod Ricard, where he has been Chairman and Chief Executive Officer since 1978. In addition to the offices described above, Mr. Ricard was also Chairman of the Club d’Observation Sociale de l’Institut de l’Entreprise in 1987, Director of Eridania Beghin-Say and Chairman of the Fédération des Exportateurs de Vins & Spiritueux de France (FEVS) between March 2002 and March 2005.

Mr. Ricard is the son of Paul Ricard, the founder of Ricard SA, and the brother of Béatrice Baudinet and Danièle Ricard, who are also members of the Board of Directors of Pernod Ricard. Mr. Ricard is also the vice-chairman of the supervisory board of Paul Ricard SA.

At November 7, 2006, Mr. Ricard held 632,876 Pernod Ricard shares.

Pierre Pringuet, French national

A graduate of the French engineering school, Polytechnique, and graduate engineer of the Ecole des Mines de Paris in 1975, Mr. Pringuet began his career in 1976 as the official representative to the Prefect of Lorraine and, in 1978, to the Director General of Industry. A technical advisor to Minister Michel Rocard in various French ministries between 1981 and 1985, Mr. Pringuet went on to hold the duties of Director of Agricultural and Food Industries in the French Ministry of Agriculture. In 1987, Mr. Pringuet joined the private sector. He was appointed Vice-President of Development of Pernod Ricard, Managing Director of Société pour l’Exportation des Grandes Marques (SEGM) between 1989 and 1996, Chief Executive Officer and then Chairman and Chief Executive Officer of Pernod Ricard Europe in 1996. In 2000, Mr. Pringuet was appointed to the general management of Pernod Ricard, where he currently holds the post of Managing Director.

At November 7, 2006, Mr. Pringuet held 38,848 Pernod Ricard shares.

Richard Burrows, Irish national

A graduate of Wesley College in Dublin, Mr. Burrows trained as a chartered accountant. He joined the Irish Distillers Group in 1971, and was appointed Managing Director of The Old Bushmills Distillery in 1972, Managing Director of the Irish Distillers Group in 1976 and Chief Executive Ofﬁcer of the Irish Distillers Group in 1978. In 1991, he became the Chairman of Irish Distillers, which had become a Pernod Ricard subsidiary in 1988. From 2000 to 2005, Mr. Burrows was Deputy Managing Director of the Pernod Ricard Group. Mr. Burrows ceased to be Deputy Managing Director on December 31, 2005. In addition to the offices described above, Mr. Burrows was President of the Irish Business and Employers Confederation and Non-Executive director of Coras Iompair Eireann and Friend First Life Insurance Co. until 2000, Director of Cork University Foundation and a member of the Supervisory Board of Wilshire Financial Services Ltd. He also held the office of Chairman of the National Development Corporation. Mr. Burrows became Governor of the Bank of Ireland on (July 1, 2005) and President of the Scotch Whisky Association in November 2005.

At November 7, 2006, Mr. Burrows held 58,438 Pernod Ricard shares.

60     2006 FORM 20-F – PERNOD RICARD

Back to contents

François Gérard, French national

A graduate of ESSEC in 1962, with an MBA from Columbia University in 1964, Mr. Gérard was a financial analyst with Lazard France (Paris) from 1965 to 1968. Mr. Gérard then began to work for the Wine and Spirits sector, where he joined Compagnie Dubonnet Cinzano. Between 1976 and 1985, he was appointed Managing Director and then Chairman and Chief Executive Officer of Cusenier SA. In 1986, he became Chairman and Chief Executive Officer of SIAS MPA, a position he held until 2001. Mr. Gérard was the Manager of Piétaterre until March 2003.

At November 7, 2006, Mr. Gérard held 48,005 Pernod Ricard shares.

Rafaël Gonzalez-Gallarza, Spanish national

After advanced legal studies in Madrid, Mr. Gonzalez-Gallarza obtained an advanced degree in Comparative Law in Luxembourg (1960). Mr. Gonzalez-Gallarza became a UNESCO expert with the Administration for Development in Tangiers and an official in the OECD Development Centre in Paris between 1968 and 1973. In 1976, he joined the Spanish Ministry of Justice for a two-year term as Technical General Secretary, a position he subsequently held from 1980 to 1982 with the Government Presidency. From 1985 onwards, he chaired the Larios group until it was purchased by Pernod Ricard in 1997. In 1998, he was appointed Chairman of Pernod Ricard Larios, a position he held until 2004. He has been a Director of Pernod Ricard since 1998. Mr. Gonzalez-Gallarza is also Chairman of the Board of Directors of Prensa Malagueña SA, which has published the Diario SUR of Malaga since 1997.

At November 7, 2006, Mr. Gonzalez-Gallarza held 567,335 Pernod Ricard shares.

Françoise Hémard, French national

Ms. Hémard has continuously been a Director of Pernod Ricard since her initial appointment on June 9, 1983. Ms. Hémard was the spouse of Jean Hémard (now deceased), a former Chairman of Pernod SA and Pernod Ricard. Alongside Mr. Paul Ricard, Mr. Hémard initiated and arranged the merger between Pernod and Ricard.

At November 7, 2006, Ms. Hémard held 29,866 Pernod Ricard shares.

Danièle Ricard, French national

Member of the Management team and Director of Ricard SA between 1967 and 1975, Ms. Ricard has held a seat on the Board of Directors of Ricard SA, now Pernod Ricard, since 1969. Chairman and CEO of Paul Ricard SA until 2004, she became Chairman of Paul Ricard SA’s Management Board in 2005.

Ms. Ricard is the daughter of Mr. Paul Ricard, the founder of Ricard SA, and the sister of Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, and Béatrice Baudinet, a Director of Pernod Ricard.

At November 7, 2006, Ms. Ricard held 75,205 Pernod Ricard shares.

Béatrice Baudinet, representative of Paul Ricard SA

Following the family tradition, Ms. Baudinet, née Ricard, a French national, chose to devote her time to raising awareness about the maritime environment and its preservation through Paul Ricard SA, where she was the Chief Executive Officer before being appointed Chairman of the Supervisory Board. Furthermore, when she was the Chairman of Domaine de Barbossi, a vineyard in the Alpes-Maritimes department in France, she contributed to the success of the Santo Estello hotel and residential center, which receives vacationers and hosts company seminars in the Provence region of France.

Ms. Baudinet is the daughter of Paul Ricard, the founder of Ricard SA, and the sister of Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, and of Danièle Ricard, a Director of the Company.

At November 7, 2006, Ms. Baudinet personally held 471 Pernod Ricard shares. At November 7, 2006, Paul Ricard SA held 9,765,165 Pernod Ricard shares.

Jean-Dominique Comolli, French national

A graduate of the Institut d’Etudes Politiques (Paris) with a Master’s in political science, Mr. Comolli is also a graduate of ENA (the French national school of public administration). Mr. Comolli began his career as a high-ranking civil servant and an aide to the Ministry of the Budget from 1977 to 1981. A technical advisor to Laurent Fabius while Mr. Fabius was Secretary of State for the Budget between 1981 and 1983, Mr. Comolli became an official representative and then technical advisor to Pierre Mauroy and Laurent Fabius while they were Prime Ministers until 1986. Mr. Comolli was then appointed assistant manager of the Budget department until 1988, where he was successively assistant principal private secretary to the Minister of Economy and then principal private secretary of the Secretary of State for the Budget. In 1989, he became Director General of Customs, then Chairman of the Customs Cooperation Council in 1992. From 1993 to 1999, he was Chairman and Chief Executive Officer of Seita. He handled its privatization in 1995 and also the merger with Tabacalera to form Altadis, one of the leading players worldwide in the tobacco and distribution markets. Mr. Comolli is currently Chairman of the Board of Directors of Altadis.

At November 7, 2006, Mr. Comolli held 63 Pernod Ricard shares.

2006 FORM 20-F – PERNOD RICARD     61

Back to contents

Lord Douro, British national

Lord Douro holds a Master of Arts in Political Science, Philosophy and Economics from Oxford University. He was a Member of the European Parliament in Strasbourg from 1979 to 1989. During his career, he was also Vice-Chairman of the Guinness Mahon merchant bank between 1988 and 1991, Chairman of Dunhill Holdings from 1990 to 1993, as well as Vice-Chairman of Vendôme Luxury Group and then Chairman of the Board of Directors of Sun Life & Provincial Holdings Plc from 1995 to 2000. Until October 2005, Lord Douro chaired the Framlington Group, a company specializing in the management of shares in the United Kingdom. In addition to the various offices described above, Lord Douro has been the Commissioner of English Heritage since 2003. He was also appointed as the President of King’s College in London.

At November 7, 2006, Lord Douro held 275 Pernod Ricard shares.

Didier Pineau-Valencienne, French national

A graduate of Hautes Etudes Commerciales (HEC), with a degree from Dartmouth University and an MBA from Harvard Business School, Mr. Pineau-Valencienne joined the Banque Parisienne pour l’Industrie as a Member of the Management team in 1958, then Secretary to the General Management and finally Director until 1967. He joined Société Carbonisation et Charbons Actifs in 1968 and became its Chairman in 1972. From 1974 to 1980, he was Director of Management Control and Strategy and Planning of Rhône-Poulenc SA, Managing Director of the Polymers and Petrochemicals division and member of the Executive Committee of Rhône-Poulenc. In 1981, he assumed management duties with Schneider, as Chairman and CEO until 1999. Mr. Pineau-Valencienne was Chairman of the Association française des entreprises privées from 1999 to 2001 and a director of a number of companies, including Axa Financial Inc. from 1993 to 2003, Wendel Investissement, Swiss Helvetia Fund, Aventis, AON and Vivarte. Mr Pineau-Valencienne was also a Director of Insead and the Fondation de France and was elected Chairman of the social committee of the CNPF (now the Mouvements des Entreprises en France, or MEDEF) in 1997.

At November 7, 2006, Mr. Pineau-Valencienne held 710 Pernod Ricard shares.

Gérard Théry, French national

A graduate of the French engineering school, Polytechnique, and a graduate of the Ecole Nationale Supérieure des Telecoms in Paris, Mr. Théry held the positions of Director General of Telecoms between 1974 and 1987, advisor to the Chairman of Société Générale from 1984 to 1989 and Director of Organization with Renault between 1989 and 1992. In 1995, he was appointed as Chairman of the Cité des Sciences et de l’Industrie, a post he held until 1998. He also chaired the Board of the Generation digital unit trust until 2004. In addition to the offices described above, Mr. Théry was Chairman of the Fondation Mécénat Musical Société Générale and the Albert Costa de Beauregard Association. He currently also chairs the Norbert Segard Foundation.

At November 7, 2006, Mr. Théry held 225 Pernod Ricard shares.

William H. Webb, Australian national

A graduate of the University of Melbourne in 1959, with an MBA from Columbia University, Mr. Webb joined Philip Morris in 1966 where he was responsible for the Group’s growth in Asia, Australia and Canada. He became Chairman and Chief Executive Officer of Benson & Hedges (Canada) Inc. in 1978. In 1984, he became Managing Director for the Australia/New Zealand region before being appointed as Executive Vice President of Philip Morris International in New York in 1987. From 1990 to 1993, he was the Chairman of Philip Morris Asia/Pacific and was appointed as Chairman of Philip Morris International in 1993. In 1997, he assumed the position of Chief Operating Officer of Philip Morris Companies Inc., which he held until 2001. He was then appointed Vice Chairman of the Board of Philip Morris Companies and Chief Operating Officer until August 2002. Former Director of Kraft Foods Inc. (March 2001 - August 2002), Mr. Webb is currently a director of the Elie Wiesel Foundation for Humanity, a member of the Advisory Council of the American Australian Association, a member of the Executive Committee of the International Tennis Hall of France and a director of Macquarie Infrastructure Company.

At November 7, 2006, Mr. Webb held 300 Pernod Ricard shares.

62     2006 FORM 20-F – PERNOD RICARD

Back to contents

Management Structures

Group Executive Committee

The Group Executive Committee is composed of the following persons:

Name	Age	Title	Date of Appointment
Holding Company Members
Patrick Ricard	61	Chairman and CEO (Président Directeur Général)	June 15, 1978
Pierre Pringuet	56	Managing Director (Directeur Général Délégué)	July 1, 2000
Emmanuel Babeau	39	Deputy Managing Director in charge of Finance	June 1, 2003
Bruno Rain	45	Deputy Managing Director in charge of Human Resources	September 1, 2006
Jean-Paul Richard	58	Vice-President, Marketing	January 1, 2002
Brand Owners
Lionel Breton	57	Chairman and CEO of Martell Mumm Perrier-Jouet	January 1, 2002
Pierre Coppéré	53	Chairman and CEO of Pernod SA	January 1, 2002
Christian Porta	44	Chairman and CEO of Chivas Brothers Ltd.	January 1, 2004
Philippe Savinel	49	Chairman and CEO of Ricard SA	July 1, 2005
Regions
Pernod Ricard Americas
Michel Bord	55	Chairman and CEO of Pernod Ricard Americas	April 1, 1997
Alain Barbet	49	CEO of Pernod Ricard USA	July 1, 2006
Pernod Ricard Asia
Philippe Dréano	49	Chairman and CEO of Pernod Ricard Asia	July 1, 2002
Param Uberoi	51	Chairman and CEO of Pernod Ricard South Asia and Seagram India Ltd.	September 1, 1999
Pernod Ricard Europe
Thierry Billot	51	Chairman and CEO of Pernod Ricard Europe	January 1, 2002
Philippe Coutin	41	Chairman and CEO of Pernod Ricard España	September 1, 2006
Paul Duffy	41	CEO of Irish Distillers Ltd.	July 1, 2005
Pernod Ricard Pacific
Laurent Lacassagne	45	Chairman and CEO of Pernod Ricard Pacific	July 1, 2003

Our general management organizes meetings of the Group Executive Committee for the following purposes:

›

exchanging information on the general operations of the Group and each of its subsidiaries;

›

assisting in the development of the Group’s strategy and action plans; and

›

coordinating the management of human and financial resources, quality, research, etc.

Meetings of the Group Executive Committee are held every six weeks to work on the Group’s medium-term plan, strategy and the main positions to be filled, as well as deciding how to handle cases of high potential managers. The Group Executive Committee met seven times during the year ended June 30, 2006.

2006 FORM 20-F – PERNOD RICARD     63

Back to contents

B.

COMPENSATION

The table below presents remuneration paid to our directors and corporate officers in respect of the year ended June 30, 2006:

(In euro)	Gross Fixed Remuneration	Gross variable remuneration paid in respect of period	Exceptional bonus relating to the Allied Domecq acquisition	Directors’ fees(4)	Benefits in kind received over period(5)	Total remuneration received in respect of period	Total remuneration received in respect of 2004/2005 financial year pro forma(6)
Chairman and Chief Executive Officer (Président et Directeur Général)
Patrick Ricard	1,023,434	1,103,453	1,000,000	-	3,500	3,130,387	2,263,594
Managing Directors (Directeurs Généraux Délégués)
Pierre Pringuet(1)	693,559	746,746	1,000,000	-	3,500	2,443,805	1,519,440
Richard Burrows(2)	344,482	373,373	1,000,000	-	1,750	1,719,605	1,519,440
Non-Executive Directors
Jean-Claude Beton	-	-	-	16,292	-	16,292	67,426
Richard Burrows(3)	-	-	-	21,950	12,500	34,450	n/a
Jean-Dominique Comolli	-	-	-	55,617	-	55,617	49,533
Lord Douro	-	-	-	65,617	-	65,617	52,312
François Gérard	-	-	-	67,500	-	67,500	37,346
Rafaël Gonzalez-Gallarza	-	-	-	46,900	-	46,900	39,346
Françoise Hémard	-	-	-	37,900	-	37,900	39,346
Didier Pineau-Valencienne	-	-	-	58,500	-	58,500	55,612
Danièle Ricard	-	-	-	44,317	-	44,317	39,346
Gérard Théry	-	-	-	58,500	-	58,500	57,612
William H. Webb	-	-	-	50,317	-	50,317	34,346
Paul Ricard SA	-	-	-	33,900	-	33,900	37,346

(1) As of January 2006 and further to Mr. Burrow’s resignation as Deputy Managing Director,. Mr. Prinquet is sole Managing Director of the Company.

(2) For the period from July 1 through December 31, 2005. Mr. Burrows resigned from the position of Deputy Managing Director as of January 2006.

(3) For the period from January 1 through June 30, 2006.

(4) Including directors’ fees paid for attendance at meetings of the committees of the Board of Directors.

(5) Benefits in kind should be read in conjunction with the information on retirement benefits provided in the section entitled “Item 6.B. Compensation—Corporate Officers’ and Group Executive Committee Members’ Remuneration Policy and Allocation of Stock Options.”

(6) Remuneration paid on the basis of the 12 month period ended June 30, 2005.

Directors’ Remuneration Policy

The total amount of directors’ fees paid to members of the Board of Directors amounted to €557,310 for the year ended June 30, 2006, as compared with the allocation of an amount of €583,100 decided by the shareholders’ meeting of November 10, 2005. A priority of allocation of directors’ fees is established on the basis of the effective contribution made by each director to committees and depending on the committee concerned. Furthermore, fixed and variable parts have been introduced into remuneration to take into account absenteeism. Effective as from September 20, 2005, the Board of Directors supplemented these rules by granting non-resident directors a travel bonus that relates only to the variable portion of remuneration. Corporate officers serving as directors no longer receive Directors’ fees.

64     2006 FORM 20-F – PERNOD RICARD

Back to contents

Corporate Officers and Group Executive Committee Members’ Remuneration Policy and Allocation of Stock Options

Remuneration

The remuneration policy for our corporate officers (i.e., our Chairman and Chief Executive Officer (Président Directeur Général) and our Managing Director (Directeur Général Délégué)) is studied and proposed by the members of the Remuneration and Appointments Committee (and by the separate Remuneration Committee alone since September 2005) and submitted for approval by the Board of Directors. Reviews of the base salary of our Chairman and Chief Executive Officer and our Managing Director are based on studies and analyses of the Group’s performance and by comparison with market practice for comparable-level positions in terms of responsibilities. The remuneration policy for the other members of the Group Executive Committee is reviewed by the Chairman and Chief Executive Officer and the Managing Director.

The rules for determining the variable part of remuneration of the Group’s Executive Committee have remained unchanged for several years. The variable portion of remuneration is a percentage of the individual’s base salary and is defined by the position and size of the company managed by such individual. The target is reached if 100% of quantitative and qualitative objectives are achieved. The maximum can be reached in case of overachievement. The allocation criteria have varied to bring the variable part of remuneration into line with specific issues encountered during each financial year. For the Chairman and Chief Executive Officer and the Managing Director, this variable part may amount to 110% of their annual base salary if their objectives are met and may represent up to 180%, if the objectives set are far exceeded. For the other members of the Group Executive Committee, target bonuses vary from 40% to 70% of base salary, and maximum bonuses vary from 55% to 100% of their base salary.

In the aggregate, the 17 members of the Group Executive Committee received €15.4 million in total remuneration (fixed and variable) in respect of the year ended June 30, 2006. This includes exceptional bonuses relating to the acquisition of Allied Domecq.

Stock Options

The rules for allocating stock options to members of the Group Executive Committee are established on the basis of various criteria, including the level of responsibility and Group performance. These rules form part of the policy for allocating stock options established by the Remuneration Committee and approved by the Board of Directors. During the year ended June 30, 2006, stock options granted to Mr. Ricard and Mr. Pringuet increased, due partly to Group performance over the period, but also in order to bring the Group’s policy into line with the volumes of options allocated for equivalent levels of positions in international groups with a similar size and structure.

In the aggregate, the 17 members of the Group Executive Committee received 164,230 stock options and stock appreciation rights (“SAR”) in respect of the year ended June 30, 2006.

Other Benefits

Company Cars

Patrick Ricard has a company car and is also entitled to the services of a chauffeur. Pierre Pringuet and the other members of the Group Executive Committee have a company car.

Pension Plans for French Group Executive Committee Members

French Group Executive Committee members benefit from the Group’s additional collective defined benefit pension plan solely in consideration for services rendered in the performance of their duties. The purpose of this plan, which is offered to all senior management executives whose remuneration exceeds eight times the French social security ceiling, is to compensate for the lack of mandatory supplementary retirement coverage for this part of their remuneration. A minimum length of service of ten years is required to be entitled to benefit from this plan, and the annuities calculated are proportional to the Group Executive Committee member’s length of service with the Group, which is capped at a maximum of 20 years. Group Executive Committee members must remain in the service of the Group on the date when they retire in order to benefit from this plan. It is therefore a conditional non-individual plan and applies to all French Group executives whose remuneration exceeds the abovementioned limit.

Over and above the compulsory French pension plans, expenses have been recognized or provisions have been booked for pension and other long-term employee benefits for corporate officers in our financial statements as of June 30, 2006 for a total estimated amount of approximately €15 million euros.

The replacement rate (amount of annuities/total end-of-career salary) resulting from all schemes combined, would amount to approximately 30% per person.

Golden Parachutes

Pierre Pringuet, as well as three other members of the Group Executive Committee, are entitled to receive a payment calculated on the basis of one month’s salary per year of service in the event their position within the Group is terminated pursuant to a decision made by their respective company’s board of directors.

2006 FORM 20-F – PERNOD RICARD     65

Back to contents

C.

BOARD PRACTICES

General Description of Board Practices

Our Board of Directors determines the Group’s strategy and oversees its implementation, subject to the powers that are granted to the shareholders’ meeting, by our bylaws or by French law. It is responsible for defining and overseeing the management of the Company. In this respect, alongside the Company’s general management, our Board of Directors helps to ensure the proper functioning of the company based on the opinions and recommendations of the specialized Board committees.

We adhere to the principles of corporate governance in force in France resulting from the Viénot reports (July 1995 – July 1999) and Bouton report (September 2002) and take the necessary steps to comply with such principles. To supplement the legal, regulatory and statutory requirements, the internal regulations of the Board of Directors specify the rules and methods of operation of the Board. They deal, in particular, with procedures to be applied, confidentiality and disclosure of conflicts of interest. They confirm the various rules in force with regard to the conditions for trading in the Company’s shares on the stock market and the obligations to file declarations and publication requirements relating thereto. As the Directors regularly receive insider information, they must refrain from trading in the Companys’ shares during the fifteen-day period prior to the publication of the Company’s financial results.

Directors receive the information they require to fulfill their role. The written texts and documents in support of matters on meeting agendas, are sent to them sufficiently in advance to enable them to prepare effectively for each meeting. A Director may ask for any explanation or to the Board additional information and, more generally, may submit to the Chairman any request for training or access to information which might appear appropriate. The Board is regularly informed of the state of the wine and spirits industry and its developments and competition. The main operational managers periodically present their businesses and outlook to the Board.

The Board of Directors reviews Group strategy and ensures its implementation. The Board makes decision with regard to any material management transaction or significant investment or divestment. Furthermore, at each meeting, the Board reviews in detail the Group’s performance: changes in sales, financial results, debt and cash flows.

During the year ended June 30, 2006, the Board of Directors met nine times with an attendance rate of 96%. Meetings lasted three hours on average. The Board approved the annual and interim financial statements, prepared for the combined shareholders meeting and performed acts of day-to-day management.

More specifically, following the acquisition of Allied Domecq, the Board examined and periodically discussed the conditions for integrating Allied Domecq activities into the Group’s structure, decided to dispose of a certain number of assets, including the QSR (Quick Service Restaurants) business and determined the terms and conditions for termination of the relationship with Fortune Brands in connection with the acquisition of Allied Domecq.

The Board also decided to redeem the Company’s outstanding OCEANEs, terminate the Company’s ADR program in the United States and identify the conditions for the SIFA/Pernod Ricard merger.

The Board examined and approved the features of the Company’s August 2005 and June 2006 stock option plans.

As part of its discussions and decisions on strategy, the Board of Directors also examined a certain number of proposed acquisitions or disposals.

The Board of Directors delegates responsibility to its specialized Committees for preparation of specific topics submitted for its approval.

The Company’s Board of Directors is composed of 13 members. Of these 13 members, seven have been elected for a term of six years and six have been elected for a term of four years. This reduction in the length of directorships from six to four years was decided by the extraordinary shareholders’ meeting of May 17, 2004.

The Board of Directors elects its Chairman from its members. The Chairman of the Board must be an individual. At the close of the annual shareholders’ meeting of May 31, 2002, the Board of Directors decided not to separate the duties of Chairman of the Board from those of Chief Executive Officer and to confirm the existing structure of the position, considering that this was the structure that was best adapted to the Pernod Ricard current circumstances. Pursuant to the bylaws of the Company, Directors must hold at least 50 shares in registered form.

The Company adheres to the independence criteria set forth in the AFEP-MEDEF Consolidated Report on Corporate Governance, namely: “a Director is independent when he/she does not maintain any relationship of any kind with the company or group or its management, which may compromise the exercise of his/her independent judgment.”

66     2006 FORM 20-F – PERNOD RICARD

Back to contents

Committees of the Board of Directors

The Company’s Board of Directors has four committees, the Strategic Committee, the Audit Committee, the Remuneration Committee and the Appointments Committee. During the year ended June 30, 2006, the functions of the Remuneration and Appointments Committee were separated into two separate committees.

Strategic Committee

The Strategic Committee was established in 1975. The Committee has four members:

›

Patrick Ricard, Chairman;

›

François Gérard;

›

Rafaël Gonzalez-Gallarza; and

›

Danièle Ricard.

The Strategic Committee met six times during the year ended June 30, 2006. Its primary area of responsibility is to prepare strategic orientations submitted for approval of the Board of Directors.

Audit Committee

The Audit Committee was established on January 29, 2002. The Committee has three members:

›

Didier Pineau-Valencienne, Chairman (independent director);

›

François Gérard; and

›

Gérard Théry (independent director).

The Audit Committee adopted its operational charter in June 2002 and its internal regulations at the meeting of the Board of Directors held on March 18, 2003. The Audit Committee met six times during the year ended June 30, 2006, with an attendance rate of 100%. The Audit Committee has planned to meet six times during the year ended June 30, 2007. In particular, the Committee will focus on risk management, compliance with Sarbanes-Oxley requirements arising from the acquisition of Allied Domecq by the Company and continued performance of audit engagements.

The main functions of the Audit Committee are as follows:

›

ensuring the appropriateness and consistency of the accounting policies adopted for the preparation of the Company’s consolidated financial statements and the parent company financial statements and for the appropriate treatment of material transactions at Group level;

›

analyzing available options when preparing financial statements;

›

examining the scope of consolidation and, where appropriate, the reasons why some companies may not be included in the scope of consolidation;

›

providing the Board of Directors with its opinion on the renewal or appointment of the Company’s Statutory Auditors, the quality of their work, the amount of their fees and ensuring that the rules guaranteeing their independence are complied with;

›

examining any matters referred to it by the Board of Directors of a financial or accounting nature; and

›

examining material risks and off-balance sheet commitments.

Report on the Work Carried out by the Audit Committee During the Year Ended June 30, 2006

In accordance with its internal regulations and in liaison with the Company’s statutory auditors and the Finance, Accounting and Internal Audit departments, the Audit Committee’s work mainly related to the following issues:

›

review of the main provisions of French and non-French legislation or regulations, reports and commentaries with regard to audit and corporate governance matters;

›

examination of the legacy American obligations inherited from Allied Domecq, and the work required to comply with such obligations;

›

analysis of the interim financial statements at December 31, 2005 and work on the opening balance sheet in the context of the Allied Domecq acquisition;

›

analysis of the consolidated financial statements at June 30, 2006: the Audit Committee met with Management and the Statutory Auditors in order to discuss the financial statements and their reliability for the Group as a whole;

2006 FORM 20-F – PERNOD RICARD     67

Back to contents

›

monitoring the Group’s cash flow and debt; and

›

approval of the Group Audit plan for the year ended June 30, 2007, that uses a risk based approach.

In the context of Allied Domecq integration, the Audit Committee reviewed all the work relating to the transition risks, including, in particular:

›

making subsidiaries fully aware of key risks identified in respect of integration of activities;

›

implementation of adequate transition procedures;

›

performance of work with the objective of validating, firstly, the correct application of the transition procedures and, secondly, the satisfactory nature of risk management and control; and

›

preparation of the overall Group summary of risk management and control.

Implementation of these different initiatives enabled assurance to be obtained as to the satisfactory nature of control and management of transition risks.

When the Financial Security Act entered into force in France as from August 1, 2003, the Group sent all its subsidiaries a self-assessment questionnaire making it possible to evaluate whether their internal controls were adequate and effective. Based on the Group’s internal control principles, the questionnaire covers corporate governance practices, operational matters, computer support and risk analysis. Responses to the questionnaires were documented and reviewed. An analysis of these responses was presented to the Audit Committee during the meeting on September 18, 2006.

Examination of Internal Audit Reports

Audit resources during the year ended June 30, 2006 were largely devoted to managing the transition risks (ongoing assistance to the subsidiaries with regard to integration and “on-site” investigations). Its other engagements during the financial year mainly involved an audit of strategic Brand Owners that were not audited during the previous two financial years and follow-up on past audits. The Audit Committee approved the recommendations of all the audit reports issued and checked on the degree of progress made in implementing the recommendations from past audits.

Plans for the Year Ended June 30, 2007

The Audit Committee plans to meet six times in the year ended June 30, 2007. Focus will be particularly placed in the current financial year on:

›

risk management;

›

work related to compliance with the American obligations arising from the Allied Domecq acquisition; and

›

continued performance of audit engagements.

Remuneration Committee

The Remuneration Committee was established on September 21, 2005 (the date of the Board of Directors meeting that approved the separation of the Remuneration and Appointments Committee). The Committee is composed of the following members:

›

Jean-Dominique Comolli, Chairman (independent director);

›

Lord Douro (independent director); and

›

William H. Webb (independent director).

During the year ended June 30, 2006, the Remuneration Committee met two times with a 88% attendance rate.

In order to better adapt to the new organization of the Remuneration Committee and the Appointments Committee, it is planned that the Internal Regulations of the previously existing Remuneration and Appointments Committee will be divided up by allocating to each Committee the specific responsibilities attributable to it.

Report on the Work Carried out During the Year Ended June 30, 2006

During the year ended June 30, 2006, the Remuneration and Appointments Committees worked more specifically on the following topics:

›

Remuneration of corporate officers: the base salary of our Chairman and Chief Executive Officer and Managing Director was reviewed over the year ended June 30, 2006 to take into consideration, firstly, the difference in the start date of the financial year that now begins as from July 1 and not as from January 1 and secondly, for corporate officers, the elimination of directors’ fees as decided by the Board of Directors meeting on September 21, 2005.

68     2006 FORM 20-F – PERNOD RICARD

Back to contents

The Remuneration and Appointments Committee presented to the members of the Board of Directors the data for calculation of the variable remuneration due with respect to the first half of 2005 on the basis of the assumptions adopted during the previous meetings. This variable remuneration was therefore assessed, first, on the basis of achievement of quantitative objectives (organic growth of sales, growth in EBIT, achievement of the EBIT budget, compliance with debt forecasts), and second on qualitative objectives. This was, exceptionally, variable remuneration for a 6-month period, so as to make up for the difference in dates resulting from the change in financial year. From now on, the revisions and procedures relate to a 12-month period as in the past.

On the recommendation of the Remuneration and Appointments Committee, the Board of Directors moreover decided to award an exceptional bonus to our Chairman and Chief Executive Officer and Managing Director, due to the success of the Allied Domecq acquisition. This exceptional bonus, referred to in the attached remuneration table, amounts to €1 million for each corporate officer. It was paid during the year ended June 30, 2006. The procedure to be used to calculate the variable remuneration of our Chairman and Chief Executive Officer and Managing Director for the year ended June 30, 2006 was studied and proposed by the Remuneration Committee members to the members of the Board of Directors. Due to the impact of the acquisition of the Allied Domecq brands on the financial statements of Pernod Ricard, the quantitative criteria were adapted as follows: organic growth of sales of Wine and Spirits was assessed with regard to Pernod Ricard’s traditional brands and a decision was made to include an objective based on target profit from recurring operations including all the brands in the portfolio: Pernod Ricard’s Wine and Spirits brands but also new brands purchased from Allied Domecq. The criterion of debt reduction and the qualitative objectives were been maintained.

Finally, the Remuneration Committee also worked on an analysis and the positioning of the additional defined-benefit plan existing in favor of all the members of the French senior managers. A comparative study was conducted with a specialized consulting firm. The findings of this study led to a proposal being made to change the terms and conditions of this plan governing, in particular, the assumption by the Group of the costs of automatic reversion of the pension to the surviving spouse.

›

Stock-options: during the financial year, the Remuneration Committee examined the figures for the July 25, 2005 stock option plan relating to business activities for the first half of 2005 and proposed such figures to the members of the Board of Directors who approved them. The Committee also prepared and proposed the figures for the June 14, 2006 stock option plan in which they took into consideration both the new Allied Domecq entities acquired by Pernod Ricard and the Allied Domecq employees who joined Group companies, based on Pernod Ricard’s allocation rules. This method of awarding stock options complies with the rules that have been in force within the Group for several years. It takes into consideration, for each beneficiary proposed by its Chairman: the function and category of the Company to which the beneficiary belongs in accordance with the internal classification adopted by Pernod Ricard, but also the company’s performance, individual performance and finally Group performance over the period in question. This Group performance is decided at the time of each new allocation by the members of the Board of Directors, upon the recommendation of Remuneration Committee members.

›

Stock Appreciation Rights: A decision was made, with effect as from June 14, 2006, to grant SARs (Stock Appreciation Rights) to beneficiaries who are United States tax residents instead of stock options. The Board of Directors was informed by the Remuneration Committee of the features of this form of deferred remuneration introduced by the U.S. subsidiary of Pernod Ricard. It should be noted that the specific feature of SARs is that they do not give rise to a right to Pernod Ricard shares.

›

Directors’ fees: The Remuneration and Appointments Committee has studied and proposed new rules for allocating directors’ fees to the Board of Directors. Corporate officers no longer receive directors’ fees in respect of their directorships. A travel bonus was also created in order to take into account the increased availability required of Directors that are not residents of France.

Appointments Committee

The Appointments Committee was established on September 21, 2005 (the date of the Board of Directors meeting that approved the separation of the Remuneration and Appointments Committee). The Committee is composed of the following members:

›

Jean-Dominique Comolli, Chairman (independent director);

›

Lord Douro (independent director); and

›

Danièle Ricard.

Furthermore, Patrick Ricard, the Chairman of the Board of Directors, is associated with the process regarding new appointments.

The Appointments Committee met once during the financial year, with a 100% attendance rate.

In order to better adapt to the new organization of the Remuneration Committee and the Appointments Committee, it is planned that the Internal Regulations of the previously existing Remuneration and Appointments Committee will be divided up by allocating to each Committee the specific responsibilities attributable to it.

2006 FORM 20-F – PERNOD RICARD     69

Back to contents

Report on the Work Carried out During the Year Ended June 30, 2006

During the year ended June 30, 2006, the Appointments Committee studied the composition of the Board of Directors and the renewal of the terms of office of its members. It also worked in particular on overseeing the creation of succession plans both at the level of the members of the Board of Directors, Senior Management and the Chairman of the Group’s companies.

Service Contracts

The Board of Directors authorized the Group to engage Mr. Richard Burrows to represent our interests within the Scotch Whisky Association. For more information on this arrangement, see “Item 7.B. Related Party Transactions—Arrangement with Richard Burrows.”

Other than this agreement no other member of the Board of Directors and no corporate officer of the Company has any service contracts with Pernod Ricard or any of its subsidiaries that provide for benefits to be granted when the contract ends.

D.

EMPLOYEES

General

The total number of employees of the Group was 17,602 at June 30, 2006, a 43% increase from 12,304 employees at June 30, 2005. This increase in employees was due in particular to the integration of Allied Domecq into the Group.

The table below sets forth the number of employees per region in which the Group operates for the periods indicated:

Period	France	Europe (excluding France)	North America	South America	Asia	Pacific	Total
Year ended December 31, 2003	3,081	4,521	1,318	1,199	1,007	1,128	12,254
Year ended June 30, 2005	2,695	4,647	1,271	1,341	1,147	1,203	12,304
Year ended June 30, 2006	2,928	6,212	2,966	1,601	1,511	2,384	17,602

At June 30, 2006, 83% of our workforce was based outside of France and 34% was based in Europe (excluding France). The integration of Allied Domecq into the Group allowed us to strengthen our position, in particular, in North America, Oceania, Asia and also in Europe.

The Group has four main sectors of activity: Production, Distribution/Logistics, Sales and Head Office and Holding Company. At June 30, 2006, 40.3% of our employees worked in Production, 28.2% worked in Sales, 25.2% worked for the Head Office and Holding Company and 6.3% worked in Distribution and Logistics.

At June 30, 2006, our workforce consisted of 16,258 employees with permanent contracts and 1,344 with fixed-term contracts.

Period	Permanent Contracts	Fixed-term Contracts	% Fixed-term contracts/Total
Year ended December 31, 2003	11,555	699	5.7%
Year ended June 30, 2005	11,354	950	7.7%
Year ended June 30, 2006	16,258	1,344	7.6%

The table below presents the breakdown of permanent contracts and fixed-term contracts by region in which the Group operates at June 30, 2006:

Period	France	Europe (excluding France)	North America	South America	Asia	Pacific	Total
Permanent contracts	2,810	5,954	2,858	1,461	1,492	1,683	16,258
Fixed-term contracts	118	258	108	140	19	701	1,344
Total	2,928	6,212	2,966	1,601	1,511	2,384	17,602

Our recourse to fixed-term contracts remains moderate, except for in the Pacific region (Australia and New Zealand), which accounts for half of our fixed-term contracts due to the large demand for seasonal labor in the wine-growing sector.

70     2006 FORM 20-F – PERNOD RICARD

Back to contents

At June 30, 2006, the Group had entered into 9,858 temporary interim contracts (an equivalent of 5.8% of the average workforce), of which 6,034 temporary interim contracts related to missions in France. On average, temporary employees worked 24 days.

Impact of the Acquisition of Allied Domecq

The Allied Domecq acquisition resulted in the significant increase of the number of employees joining or leaving the Group during the year ended June 30, 2006. For the most part, additions to staff or employees with permanent contracts were due to the integration of Allied Domecq personnel (approximately 5,000 employees). However, 23% of new employees during the financial year were new external hires (1,738 new external hires).

During the year ended June 30, 2006, the integration of Allied Domecq led to an increase in the number of redundancies (34% of turnover) and resignations (43% of turnover). All redundancies took place in full compliance with applicable legislation in the relevant jurisdictions and in accordance with the provisions of the employment contracts of the Allied Domecq employees. Nonetheless, the 5.23% turnover rate during the year ended June 30, 2006 remained similar to the turnover rate during the year ended June 30, 2005 (4.89%).

Category of Employee	Turnover Rate	Number of Resignations	# of Full Time Equivalent Employees by Category
Production	2.91%	181	6,221
Office staff	7.04%	349	4,954
Foremen and supervisors	7.46%	323	4,328
Executives	3.49%	84	2,405
Total	5.23%	937	17,908

European Works Council

Half of our employees work in the European Union.

The European Council’s adoption of Directive 94/95/CE dated September 22, 1994 was the first step toward the creation of a European Works Council. The aim of the directive was to improve employee rights with respect to information and consultation regarding the affairs of their company. The creation of a European Works Council is mandatory in all groups with at least 1,000 employees in the member states of the European Union and at least 150 employees in at least two of these states. The directive applies to those states that signed the social articles of the 1994 Maastricht Treaty. It applies to all countries in the European Union through the transposition of the European directive into the national legislation.

On September 28-29, 1999, we negotiated our first European Works Council agreement with our employees. Our European Works Council (PREWC) met for the first time on May 25, 2000.

The PREWC met at the end of 2005 at Pernod Ricard España in Manzanares, which made it possible to provide an update on the integration of Allied Domecq and to present the Group’s perspectives to our employees in Europe. Several former representatives of the Allied Domecq European Committee were invited to attend this meeting to help to improve the integration of Allied Domecq into the Group.

We entered into a new European Works Council agreement with our employees on April 27, 2006. The PREWC now allows countries who joined the European Union in May 2004 to have representatives on our European Works Council.

Delegates are appointed for a term of four years. However, due to the new perimeter of the Group in Europe, an early renewal of the PREWC took place in 2006 instead of 2007.

Since November 2006, the PREWC has 23 delegates originating from 16 eligible countries.

2006 FORM 20-F – PERNOD RICARD     71

Back to contents

E.

SHARE OWNERSHIP

The following table sets forth the number of shares, percentage of share capital, number of voting rights and percentage of voting rights of the Company held by members of the Board of Directors and members of the Group Executive Committee as at November 7, 2006:

	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Patrick Ricard (Chairman and Chief Executive Officer)(1)	632,876	0.70	1,259,122	1.30%
Pierre Pringuet (Managing Director)	38,848	0.04	38,848	0.04%
Richard Burrows	58,438	0.06	58,438	0.06%
François Gérard	48,005	0.05	48,130	0.05%
Rafaël Gonzalez-Gallarza	567,335	0.62	567,335	0.58%
Françoise Hémard	29,866	0.03	30,322	0.03%
Danièle Ricard(2)	75,205	0.08	150,410	0.15%
Paul Ricard SA (represented by Béatrice Baudinet)(3)	9,765,165	10.74	17,237,250	17.73%
Jean-Dominique Comolli	63	N/S	63	N/S
Lord Douro	275	N/S	275	N/S
Didier Pineau-Valencienne	710	N/S	710	N/S
Gérard Théry	225	N/S	225	N/S
William H. Webb	300	N/S	300	N/S
Aggregate number of shares held by Group Executive Committee members	17,779	0.02	17,779	0.02
Total	11,235,090	12.36	19,409,082	19.97

N/S = not significant.

(1) Mr. Ricard is the vice-chairman of the supervisory board of Paul Ricard SA.

(2) Ms. Ricard is the chair of the management board of Paul Ricard SA.

(3) Includes shares held by Paul Ricard SA and SNC le Garlaban, which is controlled by Paul Ricard SA within the meaning of Article L.233-3 of the French Commercial Code and Lirix, an affiliated company within the meaning of Article L.621-18-2 of the French Monetary and Financial Code.

Item 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The table below sets forth certain information with respect to shareholders known to us to own a significant percentage of our shares as of November 7, 2006. Except as otherwise indicated, the information set forth in this table is based on the latest shareholding declarations filed by the Company’s shareholders with the French Market Authority (Autorité des marchés financiers) or with the Company in accordance with its bylaws (see “Item 10.B. Memorandum and Articles of Association–Requirements for Holdings Crossing Certain Thresholds”). Except as otherwise indicated, we only report here on the most recent declaration filed with the French Market Authority for each declaring shareholder. Declarations that are more than two years old and have not been updated are no longer taken into account.

72     2006 FORM 20-F – PERNOD RICARD

Back to contents

	At November 7, 2006			At September 21, 2005			At May 17, 2004
	Number of shares	% share capital(*)	% voting rights(**)	Number of shares	% share capital	% voting rights(*)	Number of shares	% share capital	% voting rights(*)
Paul Ricard SA(1)	9,765,165	10.74	17.73	8,852,296	9.45	15.30	8,520,671	12.1	18.9
Société Immobilière et Financière pour l’Alimentation (SIFA)(2)	-	-	-	7,215,373	7.70	13.43	7,215,373	10.2	16.3
Directors and Management of Pernod Ricard(3)	1,469,925	1.60	2.20	815,752	0.87	1.35	812,761	1.2	1.7
Shares held by Pernod Ricard employees	1,213,340	1.33	1.97	1,304,509	1.39	1.89	1,472,669	2.1	2.7
Kirin International Finance B.V. (Netherlands)(4)	3,428,144	3.77	3.53	-	-	-	-	-	-
Franklin Resources, Inc. & Affiliates(5)	3,780,653	4.16	3.89	3,732,233	3.98	3.48	-	-	-
Caisse des Dépôts et Consignation (CDC Ixis)(6)	2,895,092	3.18	2.98	3,562,192	3.80	3.32	3,488,619	4.9	4.1
Group Société Générale(7)	1,012,418	1.11	1.04	2,705,610	2.89	2.52	2,424,340	3.4	2.9
Crédit Agricole Asset Management(8)	2,430,769	2.67	2.50	1,928,297	2.06	1.80	357,589	0.5	0.4
Ecureuil Gestion FCP(9)	1,939,987	2.13	2.00	1,939,987	2.07	1.81	-	-	-
FRM Corp et Fidelity International Limited (USA)	-	-	-	-	-	-	1,993,785	2.8	2.4
CNP Assurances(10)	1,090,645	1.20	1.12	1,090,645	1.16	1.02	-	-	-
BNP Paribas(11)	588,254	0.61	0.57	1,071,591	1.14	1.0	863,076	1.2	1.0
Platinum Asset Management (Australia)(12)	951,602	1.05	0.98	-	-	-	-	-	-
Groupama(13)	753,550	0.83	0.78	753,550	0.80	0.70
UBS AG (UK)(14)	476,543	0.52	0.49	717,615	0.77	0.67	-	-	-
DNCA Finance(15)	515,900	0.57	0.53	-	-	-	-	-	-
M & G Investments (UK)(16)	421,604	0.46	0.43	421,604	0.45	0.39	-	-	-
Atout France Europe	-	-	-	-	-	-	400,000	0.6	0.5
PERNOD RICARD
- Shares held by subsidiaries	-	-	-	-	-	-	-	-	-
- Treasury shares	3,060,509	3.34	0.00	3,268,574	3.49	-	1,981,036	2.8	-
Others and Public	55,124,976	60.63	56.72	54,292,402	57.98	51.32	40,954,162	58.2	49.1
Total	90,919,076	100	100	93,672,230	100	100	70,484,081	100	100

(*) Based on 90,919,076 shares outstanding as at November 7, 2006.

(**) Based on 97,189,644 voting rights outstanding as at November 7, 2006. Although there is only one class of shares, shares held for ten years in registered form are entitled to double voting rights.

(1) Paul Ricard SA is wholly-owned by the Ricard family. The shareholding disclosed above is based on the statement of beneficial ownership on Schedule 13D filed by Paul Ricard SA with the SEC April 7, 2005, as amended on April 10, 2005 and October 30, 2006. This shareholding includes 291,000 shares held by the SNC Le Garlaban, a wholly-owned subsidiary of Paul Ricard SA and 930,258 shares held by Lirix, a wholly-owned subsidiary of Paul Ricard SA.

In accordance with applicable law, on February 17, 2006, Paul Ricard SA, Le Garlaban, Ms. Danièle Ricard, Mr. Rafaël Gonzalez-Gallarza, Mr. César Giron and Mr. François-Xavier Diaz declared in a filing with the AMF that they had, acting in concert, crossed the threshold of 10% of the share capital of the Company and that they held in concert 9,431,995 Pernod Ricard shares representing 16,980,473 voting rights of the Company (i.e., 10.05% of the Company’s share capital and 17.49% of its voting rights). Mr. Gonzalez-Gallarza joined the existing parties acting in concert at the time of the signing of a shareholders’ agreement between Paul Ricard SA and Mr. Gonzalez-Gallarza. For more information on this agreement, see “Item 7.A. Major Shareholders—Shareholders’ Agreements.”

2006 FORM 20-F – PERNOD RICARD     73

Back to contents

In accordance with applicable law, on March 27, 2006, Paul Ricard SA, SNC Le Garlaban, Ms. Ricard, Mr. Gonzalez-Gallarza, Mr. Giron and Mr. Diaz declared in a filing with the AMF that they had, acting in concert with Kirin International Finance B.V., crossed the threshold of 20% of the voting rights of the Company, and hold in concert 12,860,139 shares and 20,408,617 voting rights of the Company (i.e., 13.70% of the Company’s share capital and 21.03% of its voting rights). Kirin International Finance B.V. joined the existing parties acting in concert at the time of the signing of a shareholders’ agreement between Paul Ricard SA, Kirin International B.V. and Kirin Brewery Company Ltd. For more information on this agreement, see “Item 7.A. Major Shareholders—Shareholders’ Agreements” and “Item 7.B. Related Party Transactions—Shareholders’ Agreement.”

(2) Société Immobilière et Financière pour l’Alimentation (SIFA) was merged into the Company in accordance with the decision of the extraordinary shareholders’ meeting of November 10, 2005, with an effective date of January 16, 2006. The shareholders of SIFA, namely Santa Lina, a wholly-owned subsidiary of the Company, Kirin International Finance B.V. and Mr. Gonzalez-Gallarza became direct shareholders of the Company. On January 30, 2006, Mr. Gonzalez-Gallarza filed a declaration with the AMF stating that he held 567,335 shares of the Company (i.e., 0.60% of the share capital the Company). The shareholding of Kirin International Finance B.V. is shown in this table. The shares in the Company owned by Santa Lina as a result of the aforementioned merger were cancelled by the Company at the extraordinary shareholders’ meeting of November 7, 2006 within the framework of the merger between the Company and Santa Lina.

(3) Excluding shares held by Paul Ricard SA.

(4) Declaration of January 30, 2006.

(5) Declaration of August 25, 2005.

(6) Declaration of March 2, 2006.

(7) Declaration of August 17, 2006.

(8) Declaration of July 12, 2006.

(9) Declaration of April 26, 2004.

(10) Declaration of July 27, 2005.

(11) Declaration of April 14, 2006.

(12) Declaration of April 11, 2006.

(13) Declaration of June 13, 2005.

(14) Declaration of June 20, 2006.

(15) Declaration of June 20, 2006.

(16) Declaration of September 14, 2005.

None of the shareholders referred to in the above table hold different voting rights in that the provisions of the bylaws in respect of the voting rights apply to all shareholders.

At November 7, 2006, there were 97,189,644 voting rights. At the same date, employees held 1,213,340 shares representing 1.33% of the share capital and 1.97% of the voting rights of the Company.

Each holder of shares is entitled to one vote per share at any shareholders’ meeting, except that a double voting right is granted to holders of fully paid-up registered shares when such shares have been registered for more than 10 years in the name of the same shareholder.

To the best of our knowledge, as of October 31, 2006, we had 277 U.S. holders.

We are not directly or indirectly owned or controlled by another corporation or by any government or other natural or legal person.

To our knowledge, there is no agreement which, if implemented, could, at a later date, lead to a change in control of the Company.

Shareholders’ Agreements

On February 8, 2006, we were notified of the signing of a shareholders’ agreement between Rafaël Gonzalez-Gallarza, a Director of the Company, and Paul Ricard SA (also a director of the Company). Pursuant to this agreement, Mr. Gonzalez-Gallarza undertakes to consult Paul Ricard SA prior to any Pernod Ricard shareholders’ meeting in order for them to vote the same way. Furthermore, Mr. Rafaël Gonzalez-Gallarza undertook to notify Paul Ricard SA of any additional purchase of Pernod Ricard shares and/or voting rights, and also undertook not to purchase any Pernod Ricard shares if such a transaction would force Paul Ricard SA and the parties acting in concert to launch a takeover bid for Pernod Ricard. Finally, Paul Ricard SA has a pre-emptive right with regard to any Pernod Ricard shares which Mr. Gonzalez-Gallarza may wish to dispose of.

Paul Ricard SA, Kirin International Finance B.V. and Kirin Brewery Company Ltd (“Kirin”) signed on March 22, 2006, a shareholders’ agreement pursuant to which Paul Ricard SA and Kirin undertook to consult one another before each shareholders’ meeting in order to vote the same way. Furthermore, Kirin undertook not to sell its Pernod Ricard shares for a certain period of time, and a pre-emptive right was granted to Paul Ricard SA if Kirin were to sell its shares after the end of this period. For more information on this agreement, see “Item 7.B. Related Party Transactions—Shareholders’ Agreement.”

74     2006 FORM 20-F – PERNOD RICARD

Back to contents

B.

RELATED PARTY TRANSACTIONS

Standstill Agreement

Kirin Brewery Company Limited (“Kirin”), agreed in a letter to the Company dated March 22, 2006 (the “Standstill Agreement”) not to transfer any of its shares of Pernod Ricard during the term of a distribution agreement we have with Kirin. This distribution agreement was renewed on March 22, 2006 (the “Distribution Agreement”). Pursuant to the Distribution Agreement, Kirin is the distributor of certain of our brands, including Chivas Regal, in Japan. The Distribution Agreement expires on December 31, 2009, and may thereafter be renewed for a period ending December 31, 2011, depending on Kirin’s performance under the Distribution Agreement.

Kirin became a shareholder of the Company upon the merger of SIFA into the Company as of January 16, 2006 (the “Merger”). Pursuant to the Standstill Agreement, Kirin may not transfer any of its shares of the Company during the term of the Distribution Agreement.

Shareholders’ Agreement

Paul Ricard SA, a shareholder of the Company (“SAPR”), Kirin and Kirin International Finance BV (“Kirin BV” and, together with Kirin, the “Kirin Entities”) entered into a shareholders’ agreement dated March 22, 2006, pursuant to which SAPR and the Kirin Entities have agreed to consult one another prior to each general meeting of the shareholders of the Company regarding the voting of the respective shares held by each of them in the Company.

Pursuant to this shareholders’ agreement, in the event that SAPR and the Kirin Entities disagree on the manner their respective shares will be voted, the Kirin Entities have agreed to vote in favor of certain resolutions proposed or recommended by the Company’s board of directors and vote against resolutions rejected by the Company’s board of directors.

In addition, Kirin’s undertaking with respect to the lock-up of its shares pursuant to the Standstill Agreement described above is incorporated by reference into the shareholders’ agreement.

Kirin granted SAPR a preemptive right to purchase any shares of the Company that Kirin sells following the termination of the Standstill Agreement. The principal terms of this preemptive right are as follows: in the event SAPR exercises its preemptive right pursuant to the shareholders’ agreement, SAPR (or a third-party designated by SAPR) must acquire the shares of the Company that Kirin intends to sell within three months from the date Kirin provides SAPR notice of its intention to sell shares of the Company. SAPR must provide Kirin notice of its decision to exercise its preemptive right no later than 15 days before the expiration of this three-month period.

The shareholders’ agreement will terminate on the earlier of: (i) the first anniversary of the end of the lock-up contained in the Standstill Agreement; and (ii) the seventh anniversary of date the shareholders’ agreement was signed.

Arrangement with Richard Burrows

On October 11, 2006, Richard Burrows, a director of the Company, was engaged to represent the Group within the Scotch Whisky Association, or “SWA.” Mr. Burrows was named president of the SWA in November 2005. The Company will pay Mr. Burrows €50,000 (before taxes) per year for his services for so long as Mr. Burrows is the president of the SWA and represents the Company within the SWA. In addition, Mr. Burrows is entitled to reimbursement for certain out-of-pocket expenses incurred while performing his duties under this engagement.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

2006 FORM 20-F – PERNOD RICARD     75

Back to contents

Item 8

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements.”

Export Sales

The Group has developed distribution companies in most of the countries where it sells its products. Therefore, external export sales are very limited within our Group.

Legal and Arbitration Proceedings

Disputes Relating to Pernod Ricard Brands

Havana Club

The Havana Club brand is owned by a joint venture, Havana Club Holdings S.A. (“HCH”). The brand is controlled on a worldwide basis by the Group and a Cuban public company (Cubaexport). Ownership of this brand is currently being contested in the United States, Canada and Spain by a competitor of the Group.

In the United States, this competitor referred the matter to the United States Patent and Trademark Office (“USPTO”), where it sought to cancel the Havana Club trademark registration which is in the name of Cubaexport. On January 29, 2004, the USPTO rejected this action, refusing to cancel the registration. As this decision was appealed, proceedings are now pending before the Federal Court for the District of Columbia.

Furthermore, a United States law prohibits Cubaexport from asserting its rights in the registration in a United States court. This law has been condemned by the World Trade Organization (“WTO”), but to date the United States has not modified its legislation to conform with the WTO decision.

This same law prevents any payment being made to renew a mark that was confiscated following the Cuban revolution. In July 2006, the USPTO failed to accept Cubaexport’s renewal application in respect of the U.S. registration for Havana Club following guidance from the OFAC (Office of Foreign Assets Control). Cubaexport has petitioned the Director of the USPTO to reverse this decision and has sued OFAC in a separate proceeding in the Federal district Court for the District of Columbia challenging OFAC’s decision and the law and regulations OFAC applied.

In July 2006, a competitor of the Group introduced a Havana Club rum in the United States that is manufactured in Puerto Rico. Pernod Ricard USA has instituted litigation in the Federal Court for the District of Delaware claiming that the competitor is falsely claiming to own the Havana Club trademark and that this false claim and the use of the“Havana Club” name in respect of rum of non-Cuban origin is misleading and should be enjoined.

HCH’s rights relating to the Havana Club brand in Spain were confirmed in June 2005 by the First Instance Court in proceedings initiated in 1999. However, this decision has been appealed before the Madrid Provincial Audience by the plaintiffs. A decision regarding this appeal should be reached before the end of 2007.

Becherovka

The Becherovka brand has been the subject of several attempts at usurpation and infringement in the Czech Republic, Slovakia and Russia. Numerous actions before the civil and criminal courts of these countries have been initiated in order to confirm the Group’s ownership rights of the Becherovka brand and to have those infringements of those rights sanctioned.

In this regard, several decisions have already been issued in the Group’s favor, such as the decision sentencing the defendant to one year’s imprisonment in the Czech Republic.

Champomy

During 2001, the National Institute of Appellations of Origin (“INAO”) and the Comité Interprofessionnel des Vins de Champagne (“CIVC”) summoned Pernod Ricard and its subsidiaries before the Courts of Paris in order to request the invalidity of the Champomy brands and the prohibition from using them on the grounds that they constitute a violation of the Champagne appellation of origin. Since then, these brands have been sold to the Cadbury Schweppes group. However, Pernod Ricard has granted a warranty to the purchaser with regard to the validity of these trademarks and its contractual liability would be triggered in the event that Champomy brands are cancelled. Pursuant to a court decision of May 10, 2006, the Tribunal de Grande Instance (Regional Court) of Paris dismissed all the claims of INAO and CIVC. However, this judgment has been appealed.

76     2006 FORM 20-F – PERNOD RICARD

Back to contents

Blender’s Pride

Seagram India Private Ltd. was summoned in January 2005 to appear before the Court of Jalandhar (Punjab, India) by an Indian company claiming to be the owner of the Blender’s Pride brand. In addition to preventing Seagram India from exploiting the Blender’s Pride brand, the purpose of the claim is the award of damages and restitution of profits generated by the marketing of this brand since 1995. Austin Nichols & Co Inc, owners of the Blender’s Pride brand, and Seagram India, its Indian licensee, have referred separate claims to the New Delhi Court of Justice for the purpose of obtaining the cancellation of their competitor’s brand and preventing them from exploiting the brand in India.

None of the interim orders requested by the claimants in their suit have been successful. However, the Delhi High Court has issued an injunction against the claimant from exploiting the Blender’s Pride brand. An appeal before the Division Bench by the claimant is pending.

Stolichnaya Trademark

Allied Domecq International Holdings B.V. and Allied Domecq Spirits & Wine USA, Inc., together with SPI Spirits and other parties, are defendants in an action brought in the United States District Court for the Southern District of New York by entities that claim to represent the interests of the Russian Federation on matters relating to ownership of the trademarks for, and advertising of, vodka products in the United States. In the action, the plaintiffs challenged Allied Domecq International Holdings B.V.’s ownership of the Stolichnaya trademark in the United States, and sought to block future sales of Stolichnaya products in the United States. In addition, the plaintiffs asserted copyright and false advertising claims related to the sale of Stolichnaya products in the United States, and sought damages, including the disgorgement of all related profits. On March 31, 2006, Judge George Daniels dismissed all of the plaintiffs’ claims concerning Allied Domecq International Holdings B.V.’s ownership of the Stolichnaya trademark in the United States, as well as the copyright claim. On July 19, 2006, the plaintiffs voluntarily dismissed, with prejudice, the remaining false advertising claims. The plaintiffs have filed an appeal against the 31 March 2006 decision; that appeal is currently pending before the United States Court of Appeals for the Second Circuit. A decision is not expected until 2007.

Commercial Disputes

Claim brought by the Republic of Colombia against Pernod Ricard, Seagram LLC and Diageo Plc

The Republic of Colombia, as well as several Colombian regional departments, brought a claim in October 2004 before the United States District Court for the Eastern District of New York against Pernod Ricard SA, Pernod Ricard USA LLC, Diageo Plc, Diageo North America Inc. (f/k/a Guinness UDV America Inc. f/k/a UDV North America Inc. f/k/a Heublein Inc.), United Distillers Manufacturing Inc., IDV North America Inc. and Seagram Export Sales Company, Inc.

The plaintiffs claim that these companies have committed an act of unfair competition against the Colombian government (which holds a constitutional monopoly on the production and distribution of spirits) by selling their products through illegal distribution circuits and by receiving payments from companies involved in money laundering. Pernod Ricard contests this claim and is defending itself against all of these allegations.

Excise duties in Turkey

Allied Domecq Istanbul Iç ve Dis Ticaret Ltd.Sti, as well as some of its competitors, is involved in a customs valuation dispute relating to the customs valuation of certain imports to Turkey. The main issue relates to whether the sales price of duty free goods can be used in declaring the customs value for import into Turkey. Allied Domecq is actively defending its position. To date, the customs agency has commenced proceedings against Allied Domecq Istanbul Iç ve Dis Ticaret Ltd.Sti in Turkey for non-compliance with customs regulations in respect of 14 imports.

Putative Class Action Suits in the United States

Sale of Spirits in the United States

Allied Domecq Spirits & Wine Americas Inc., Allied Domecq Spirits & Wine USA, Inc., Allied Domecq North America Corp., Hiram Walker G&W Inc., and Hiram Walker-A.V. Corp., together with most other major companies in the wine and spirits segment in the U.S.A., have been named and served with complaints in a number of nearly identical putative class action lawsuits. The plaintiffs allege that the defendants engaged in a sophisticated and deceptive scheme to market and sell alcohol to underage consumers. The counts alleged include unjust enrichment, negligence, civil conspiracy, fraudulent concealment, and violations of various state consumer protection statutes. These lawsuits were filed and served in the states of Ohio, Wisconsin, Michigan, and West Virginia. Lawsuits were also filed in Colorado, North Carolina, and the District of Columbia, but did not name Allied Domecq entities as defendants. In addition, plaintiffs have filed similar actions in state courts in New York and Florida. Both actions were later voluntarily dismissed by the plaintiffs.

2006 FORM 20-F – PERNOD RICARD     77

Back to contents

All four lawsuits in which Allied Domecq entities have been named and served—Wisconsin, Ohio, Michigan, and West Virginia—have been dismissed with prejudice by the courts in those jurisdictions. Plaintiffs have filed appeals for all of these dismissals and those appeals are currently pending. In addition, a motion to dismiss is pending in the North Carolina action, although no Allied Domecq entities have been named as defendants in that case. Accordingly, it is too early to predict the amount of potential loss, if any, that could arise from these lawsuits and, accordingly, no provisions have been recognized in accounts.

Origin of Stolichnaya

Allied Domecq Spirits & Wine Americas Inc., Allied Domecq Spirits & Wine USA, Inc., together with SPI Spirits, were defendants in a putative class action in the United States District Court for the Central District of California. In the lawsuit, a representative of the supposed class claimed that Allied Domecq Spirits & Wine Americas Inc. and Allied Domecq Spirits & Wines USA, Inc. had engaged in unlawful business practices prohibited by California law by advertising and promoting Stolichnaya vodka as “Russian Vodka”. He sought to enjoin all further advertising, as well as to recover damages, including the disgorgement of all related profits. Thereafter, the parties agreed to settle the litigation, with plaintiff agreeing to drop his request for certification of a class and agreeing to the dismissal of his claims with prejudice. In August 2006, the Court approved the parties’ settlement and “so ordered” the dismissal of this litigation.

On October 18, 2006, Russian Standard “Vodka (USA), Inc. ” and Roust Trading Limited filed suit against Allied Domecq Spirits & Wine USA, Inc. and Pernod Ricard USA, LLC in the United States District Court for the Southern District of New York. Plaintiffs allege that the defendants are engaged in false advertising under federal and New York State law, and deceptive trade practices and unfair competition, by advertising and promoting Stolichnaya vodka as “Russian Vodka” and by making certain related claims on defendants’ website. Plaintiffs also seek a declaration by the Court that they have not engaged in false advertising by virtue of their public statements challenging the “Russian” character of Stolichnaya vodka, and seek actual, statutory, compensatory, treble and punitive damages, as well as disgorgement of the Company’s related profits. This litigation is in the beginning stages; the Company has not yet filed its response to the Complaint.

To the company’s knowledge, there are no lawsuits, other than those described above, or exceptional events that are likely to have a significant impact on the Group’s assets and its financial situation.

Dividend Policy

The payment and amount of dividends depend on our earnings and financial condition and other factors that our Board of Directors deems relevant.

Dividends paid to holders of our ordinary shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax. Investors in our shares should consult their own tax advisers with respect to the tax consequences of an investment in our shares. For more information, see “Item 10.E. Taxation.”

The table below sets forth the dividends paid to our shareholders for the periods indicated:

Financial Year Ended	Date of Payment	Dividend Per Share (Excluding Tax Credit) (1)	Tax Credit on Dividend Declared(1)	Dividend Per Share (Including Tax Credit)(1)
December 31, 2003
	January 13, 2004	0.90	0.45	1.35
	May 25, 2004	1.06	0.53	1.59
June 30, 2005
	January 11, 2005	0.98	n/a	0.98
	July 6, 2005	1.16	n/a	1.16
	November 17, 2005	1.08	n/a	1.08
June 30, 2006
	July 5, 2006	1.12	n/a	1.12
	November 15, 2006	1.40	n/a	1.40

(1) Until the end of 2004, the French avoir fiscal, or tax credit, was paid in addition to dividends and, under certain conditions, could benefit shareholders who were not tax residents of France and who qualified for benefits under an applicable tax treaty between their country of residence and France. The avoir fiscal has been abolished for dividend payments made from January 1, 2005.

Dividends in respect of which payment is not requested are transmitted to the French State treasury (Trésor public) five years after they are declared.

For more information on the payment of dividends in accordance with French law and our bylaws (statuts), see “Item 10.B. Memorandum and Articles of Association.”

78     2006 FORM 20-F – PERNOD RICARD

Back to contents

B.

SIGNIFICANT CHANGES

On November 23, 2006, we issued notes in Europe in a global amount of €850 million as follows:

›

Tranche 1: €300 million floating rate notes (Euribor 3 months + 50 basis points) due June 6, 2011; and

›

Tranche 2: €550 million 4.625% fixed rate notes, due December 6, 2013.

The purpose of this transaction was to refinance a portion of the Credit Agreement entered into in connection with the acquisition of Allied Domecq (see “Item 5.B. Liquidity and Capital Resources—Sources of Financing 2005—Credit Agreement”) and was envisaged at the time of the acquisition.

Item 9

LISTING

A.

LISTING DETAILS

The trading market for our shares is the Eurolist market of Euronext Paris. Our shares are included in the CAC 40, an index of the largest French companies, in which our weighting was 1.38 on November 14, 2006.

2006 FORM 20-F – PERNOD RICARD     79

Back to contents

The table below sets forth, for the periods indicated, the reported high and low prices for our outstanding shares on Euronext Paris. In accordance with relevant European Union regulations, since January 1, 1999, all shares listed on Euronext Paris are traded in euro.

(in euros)	Euronext Paris price per Pernod Ricard share
Period	High	Low
Yearly
2001	88.95	67.20
2002	106.90	81.30
2003	95.45	63.90
2004/2005	140.00	96.40
2005/2006	160.90	128.80
Quarterly
Quarter ended September 30, 2004	107.40	96.40
Quarter ended December 31, 2004	115.30	105.10
Quarter ended March 31, 2005	114.80	104.00
Quarter ended June 30, 2005	140.00	103.50
Quarter ended September 30, 2005	150.90	128.80
Quarter ended December 31, 2005	148.50	136.10
Quarter ended March 31, 2006	160.90	140.30
Quarter ended June 30, 2006	159.40	144.90
Monthly
July 2006	165.90	144.50
August 2006	172.80	160.60
September 2006	173.50	158.40
October 2006	165.50	156.20
November 2006	169.00	157.30

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Eurolist Market

On February 21, 2005, Euronext Paris S.A. (“Euronext Paris”) reorganized its listing structure by implementing the Eurolist market, a new, unified, regulated market, which replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred all securities listed on the Premier Marché, the Second Marché and the Nouveau Marché to the Eurolist market.

Accordingly, from February 21, 2005, all securities approved for listing by Euronext Paris are traded on the Eurolist market. The Eurolist market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. In addition, Euronext Paris created the following compartments for classification purposes: Compartment A for issuers with a market capitalization over €1 billion, Compartment B for issuers with a market capitalization between €150 million and €1 billion and Compartment C for issuers with a market capitalization under €150 million.

Our shares are listed on Compartment A under the ISIN code FR0000120693.

80     2006 FORM 20-F – PERNOD RICARD

Back to contents

American Depository Receipt (ADR) Program

In 1993, we established an ADR program sponsored by the Bank of New York (OTC market). Due to the low trading volume of our ADRs, we terminated our ADR program effective as of March 30, 2006. On March 20, 2006, we deregistered all of our American Depository Shares that had been previously registered under the program but had remained unissued.

D.

DILUTION

Not applicable.

E.

EXPENSES OF THE ISSUE

Not applicable.

Item 10

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summary contains a description of the material provisions of our bylaws (statuts), which does not purport to be complete and is qualified in its entirety by reference to our (statuts) bylaws, an English translation of which is attached hereto as Exhibit 1.1, and French company law.

Registration and Corporate Purpose

Pernod Ricard is a société anonyme à conseil d’administration, a form of limited liability company established under the laws of France. We are registered with the Paris Commercial and Companies Register under number 582 041 943 RCS Paris.

Our corporate purpose is set forth in Article 2 of our bylaws (statuts) and is as follows:

›

the manufacture, purchase and sale of all wines, spirits and liqueurs, of alcohol and food products, the use, conversion and trading in all forms of finished or semi-finished products, by-products and substitutes generated by the main operations carried out in the distilleries or other industrial establishments of the same type. The above operations may be carried out on a wholesale, semi-wholesale or retail basis and in all locations, in France or outside France. Storage, purchases and sales falling within the above list;

›

the representation of any French or foreign entities, producing, manufacturing or selling products of the same type;

›

investments in any businesses or operations whatsoever, which may be related to the production and the trading of similar products in any form whatsoever, and the creation of new companies, contributions, subscriptions, purchases of securities or ownership rights under any form, etc.;

2006 FORM 20-F – PERNOD RICARD     81

Back to contents

›

any operations connected to the hotel industry and the leisure industry in general, notably the investment by the Company in any enterprises or companies, existing or to be created, businesses or operations whatsoever, that may be related to the hotel or leisure industries in general, it being specified that the Company may conduct all these transactions on its own account or on behalf of third parties, either acting alone or through equity investment, partnerships or through companies with any third parties or other companies, and carry them out in any form whatsoever (e.g., contributions, mergers, subscriptions or the purchase of securities or ownership rights, etc.);

›

investments in any industrial, commercial, agricultural, real estate, financial or other companies, whether existing or to be formed, and whether French or foreign;

›

the acquisition, disposal, exchange and any transactions involving shares, equity interests or partnership holdings, investment certificates, convertible or exchangeable bonds, equity warrants, bonds with equity warrants and, generally any securities and property rights whatsoever;

›

any agricultural, farming, arboriculture, breeding, wine-growing, etc, as well as any connected or derivative agricultural or industrial operations relating thereto; and

›

generally, all industrial, commercial, financial, movable or real property or securities operations related directly or indirectly to the above purposes or being capable of favoring their development.

Directors

Transactions Involving Directors

Any agreement between the Company and any one of the members of the Board of Directors that is not in the ordinary course of business is subject to the prior authorization of the Board of Directors. The same applies to agreements between the Company and its corporate officers (mandataires sociaux). Moreover, any agreement entered into between the Company and any shareholder holding more than 10% of the voting rights of the Company, or in case of a corporation, the company controlling the latter, is subject to the same procedure. The director, executive officer or the company concerned must (i) inform the Board of Directors of the agreement and (ii) obtain its prior approval.

Once the agreement is approved by the Board of Directors, the Chairman of the Board of Directors must inform the Company’s statutory auditors of the existence of the agreement and a shareholders’ general meeting must then vote to ratify the special report prepared by the statutory auditors concerning the related party agreements (conventions réglementées). If the shareholders’ meeting does not approve the agreement, third parties may still rely on the agreement, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate in either the vote of the Board of Directors or in the vote of the shareholders’ meeting that ratifies the statutory auditors’ report on related party agreements. In addition, the shares of the party to the agreement are not counted for the purposes of quorum and majority requirements.

Directors’ Compensation

The Company’s directors may receive as compensation for their services a fixed sum established annually for the entire Board of Directors, the amount of which is determined by a general shareholders’ meeting. This sum is divided between the directors at the discretion of the Board of Directors in the amount that it deems appropriate.

Directors’ Age Limits

At any time following each general shareholders’ meeting, the number of members of the Board of Directors older than 70 years of age may not exceed one-third of the total number of Directors in office, rounded if necessary to the next whole number.

Directors’ Share Ownership Requirements

Each member of the Board of Directors is required to hold at least 50 shares of the Company throughout his/her/its term as a director.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders meetings: ordinary, extraordinary and special.

Ordinary general shareholders meetings are required for matters such as:

›

ratifying the statutory auditors’ special report on related party agreements (conventions réglementées);

›

electing, replacing or removing directors;

›

determining directors’ fees;

›

appointing independent statutory auditors;

82     2006 FORM 20-F – PERNOD RICARD

Back to contents

›

approving the annual accounts;

›

declaring dividends or authorizing dividends to be paid in shares; and

›

approving share repurchase programs.

Extraordinary general shareholders’ meetings are required for approval of matters such as amendments to the Company’s bylaws, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

›

changing the location of the Company’s registered office;

›

changing the Company’s name or corporate purpose;

›

increasing or decreasing the Company’s share capital;

›

creating a new class of equity securities;

›

authorizing the issuance of convertible or exchangeable securities;

›

establishing any other rights to equity securities;

›

changing the legal form of the Company; and

›

the voluntary liquidation of the Company.

Special general shareholders’ meetings would be required if the Company’s shares were of different classes and if it is intended to modify rights attached to one of these classes. Only the holders of such class of shares would attend the special meeting.

Under French law, the rights of the holders of the Company’s shares may be modified by a decision of an extraordinary general shareholders’ meeting amending the bylaws. However, those nights may only be increased by a unanimous decision of an extraordinary general shareholder’s meeting.

Convening Shareholders’ Meetings

French commercial laws and regulations require the Company’s Board of Directors to convene an annual ordinary general shareholders’ meeting for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The Board of Directors may also convene an ordinary or extraordinary shareholders’ meeting upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, the Company’s independent statutory auditors may call the meeting. In case of bankruptcy, the Company’s liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. In addition, any of the following may request the Commercial Court to appoint an agent for the purpose of calling a shareholders’ meeting:

›

one or several shareholders holding at least 5% of the Company’s share capital;

›

any interested party or the workers’ council (comité d’entreprise) in cases of urgency; or

›

duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of the Company.

Notice of Shareholders’ Meetings

The Company must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des annonces légales obligatoires, or “BALO” The French Market Authority the Autorité des marchés financiers, or “AMF” recommends that the preliminary notice be sent to them. In addition, the AMF also recommends that the publication (communiqué) of the preliminary notice be simultaneously published on the Company’s Internet site and in a newspaper of national circulation in France. This notice must contain, among other things, information on the Company, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors, for recommendation to the shareholders, within 10 days of the publication of the preliminary notice in the BALO by:

›

one or several shareholders holding a fraction of the shares of the Company corersponding to approximately 0.50%;

›

the Company’s works council; or

›

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold 1% of the voting rights of the Company.

The Board of Directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

2006 FORM 20-F – PERNOD RICARD     83

Back to contents

During the two weeks preceding a shareholders’ meeting, a shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions during the meeting.

At least 15 days prior to the date set for a first call, and at least six days prior to any second call, the Company must send a final notice (avis de convocation) containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held their shares for at least one month at the date of the notice of the meeting and must be published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered as well as in the BALO, with prior notice having been given to the AMF.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors even though these actions have not been included on the agenda.

Attendance and Voting at Shareholders’ Meetings

Each shareholder is entitled to one vote per share at any general meeting, up to 30% of the total voting rights of the Company. However, subject to certain conditions, the Company’s bylaws provide that double voting rights may accrue for all shares held in registered form in the name of the same shareholder for at least 10 years, commencing on May 12, 1986. In addition, in the event of a capital increase by the capitalization of reserves, profits or share premiums, those shares distributed in respect of shares with double voting rights will also benefit from double voting rights upon their issuance.

All shares held in registered form which are transferred or become held in bearer form will lose double voting rights. However, transfers resulting from inheritance, the liquidation of communal property between spouses or the granting of an inter vivos gift for the benefit of a spouse or certain relatives will not affect the double voting rights attached to the shares and will not interrupt the vesting period for double voting rights.

The merger or spin-off of the Company will not affect double voting rights, which may be exercised within the Company or companies benefiting from the merger or spin-off subject to condition that the bylaws of such company or companies provide for double voting rights.

Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and the Company’s bylaws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares is required to have its shares registered in its name in a shareholder account to be maintained by the Company or on its behalf by an agent appointed by it at least five calendar days prior to the date of the meeting. Similarly, a holder of bearer shares is required to obtain from an accredited financial intermediary (intermédiaire teneur de compte) with whom such holder has deposited its shares a certificate (certificat d’indisponibilité) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate is required to be deposited at the place specified in the notice of the meeting at least five calendar days before the meeting.

Proxies and Votes by Mail

Generally, all shareholders who have properly registered and fully paid their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy, by mail or, if approved by the Board of Directors at the time of the meeting, by videoconference or any other means of telecommunications, including the Internet, that allows proper identification in accordance with current regulations.

Proxies will be sent to any shareholder holding its shares in registered form upon such shareholders’ request. In order to be counted, such proxies must be received at the Company’s registered office, or at any other address indicated on the notice convening the meeting, at least three calendar days prior to the date of the meeting. A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send to the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the Board of Directors and against all others.

With respect to votes by mail, the Company must send shareholders a voting form upon request. The completed form must be returned to the Company at least three calendar days prior to the date of the shareholders’ meeting. Any blank votes by mail will be considered to be against all resolutions proposed by the Board of Directors.

Quorum

The French Commercial Code requires that the shareholders together holding at least one-fifth of the shares entitled to vote must be present in person, or vote by mail or by proxy, at an ordinary meeting convened on a first call.

The quorum requirement is one-fourth of the shares entitled to vote, for the extraordinary shareholders’ meeting. Notwithstanding the foregoing, an extraordinary shareholders’ meeting where only an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium requires only a quorum of one-fifth of the shares entitled to vote on a first call and no quorum is required on a second call.

84     2006 FORM 20-F – PERNOD RICARD

Back to contents

For a special meeting of holders of a certain category of shares, the quorum requirement is one-third on a first call of the shares entitled to vote in that category, on the same basis.

If a quorum is not fulfilled, the meeting is adjourned. The meeting must then be reconvened. There is no quorum requirement for an ordinary meeting that has been reconvened or for such an extraordinary general meeting where only an increase in the Company’s share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least one-fifth of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority Votes

A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary shareholders’ meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general shareholders’ meeting.

Shareholder Rights

As previously noted, the Company’s ordinary shares currently constitute its only class of share capital. As described above, the bylaws of the Company provide for double voting rights in certain circumstances.

Rights in the Event of Liquidation

In the event that the Company is liquidated, assets of the Company remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed to repay in full the nominal value of the Company’s shares. Any surplus will then be distributed pro rata, in cash or in securities, among its shareholders.

Liability to further Capital Calls

Shareholders are liable for corporate liabilities only up to the nominal amount of the shares they hold.

Financial Statements and Other Communications with Shareholders

In connection with the annual general shareholders’ meeting, the Company must provide a set of documents to any shareholder, including its annual report and a summary of the results of the five previous fiscal years, and at the request of a shareholder, its annual report, its financial statements as well as its consolidated financial statements for the fiscal year ended, the auditors’ reports, and its annual social report.

Dividends

The Company may only distribute dividends out of its “distributable profits”, plus any amounts held in its reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or the Company’s bylaws. “Distributable profits” consist of unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts required by law or the Company’s bylaws.

Legal Reserve

Pursuant to the French Commercial Code, the Company is required to allocate at least 5% of its unconsolidated statutory net profit for each year to its legal reserve fund before dividends may be paid with respect to that year. Net profit is comprised of the Company’s income as derived from the income statement, net of any overhead and other personnel expenses, asset depreciation, and all provisions for commercial or industrial contingencies, if any. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company’s French subsidiaries on an unconsolidated basis. As of November 7, 2006, the Company’s legal reserve was €24,659,747.91 million.

From distributable profits, as determined in accordance with applicable French law, the amount necessary to pay an initial dividend of 6% of the fully paid-up unredeemed value of the Company’s outstanding shares is withheld.

From the available surplus, an ordinary shareholders’ meeting may withhold all amounts it considers appropriate, either to be carried forward to the following financial year or to be transferred to the Company’s extraordinary or special reserves, with or without special allocation. The balance is distributed among shareholders as an additional dividend. An ordinary shareholders’ meeting is authorized to deduct from non-statutory reserves set up in prior years any amounts that it considers should be either distributed to the shareholders or allocated to a total or partial redemption of the shares, or capitalized or allocated to the repurchase and cancellation of shares.

Approval of Dividends

According to the French Commercial Code, the Company’s Board of Directors may propose a dividend for approval by the shareholders at the annual shareholders’ meeting voting on the financial statements. When approving the distribution of a dividend, the shareholders’ meeting may grant an option to the shareholders to receive their dividend in cash or in shares for all or part of a dividend or interim dividend payment. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company’s independent statutory auditors, the Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The Company’s Board of Directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

2006 FORM 20-F – PERNOD RICARD     85

Back to contents

Distribution of Dividends

Dividends are distributed to shareholders pro rata to their respective holdings of shares. Dividends are payable to shareholders recorded on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date decided by the Company’s Board of Directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary shareholders’ meeting or by the Company’s Board of Directors in the absence of such a decision by the shareholders.

Timing of Payment

According to the French Commercial Code, the Company must pay any approved dividends within nine months of the end of its fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

The provisions set forth in the Company’s bylaws regarding changes to the share capital and voting rights of the Company comply in all respects with French legal requirements and do not provide for any exceptional treatment or impose special conditions.

Increases in Share Capital

As provided by the French Commercial Code, the Company’s share capital may be increased only with the shareholders’ approval at an extraordinary shareholders’ meeting following the recommendation of its Board of Directors. Increases in its share capital may be effected by:

›

issuing additional ordinary shares or preferential shares;

›

increasing the nominal value of existing shares; or

›

exercising rights arising from securities exercisable into shares of the Company.

Increases in share capital by issuing additional securities (including shares) may be effected through one or a combination of the following:

›

in consideration for cash, including by set-off against cash claims against the Company that are due and payable;

›

in consideration for assets contributed in kind, mergers, or spin-offs;

›

pursuant to the exercise of rights pertaining to securities that provide access to the Company’s previously issued share capital;

›

by capitalization of profits, reserves or issue premiums; or

›

subject to various conditions, in satisfaction of debt incurred by the Company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary shareholders’ meeting acting under regular quorum and majority requirements.

The shareholders may delegate the right to set out all or part of the terms and conditions of any increase in share capital to the Company’s Board of Directors, provided that the increase has been previously authorized by the shareholders. The Company’s Board of Directors may further delegate this right to its Chairman and Chief Executive Officer.

Decreases in Share Capital

According to the French Commercial Code, any decrease in the Company’s share capital requires approval by the shareholders entitled to vote at an extraordinary shareholders’ meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the Company’s repurchase and cancellation of shares. In the event of a reduction in the number of shares, for the purposes of the exchange of old shares for new shares, shareholders shall be responsible for selling their excess shares or buying shares they may lack. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

86     2006 FORM 20-F – PERNOD RICARD

Back to contents

Preferential Subscription Rights

According to the French Commercial Code, if the Company issues specific kinds of additional securities granting an interest, whether upon issuance or at some later date, in the share capital of the Company, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require the Company to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist by Euronext.

Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary shareholders’ meeting. The Company’s Board of Directors and its independent statutory auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law.

Shareholders also may notify the Company that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary shareholders’ meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time (délai de priorité).

Form, Holding and Transfer of Shares

Form of Shares

The Company’s bylaws provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of Shares

In accordance with French law relating to dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. The Company maintains a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Société Générale. In addition, the Company maintains separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. Société Générale issues confirmations (attestations d’inscription en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under the French Commercial Code, when shares are so held, the Company is entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, the Company may request any legal person (personne morale) who holds more than 2.5% of its shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time will be, until provision of the complete requested information, denied the right to vote and suspended the right to dividends, and may in addition be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of Shares

Registered shares must be converted into bearer form before being transferred on Eurolist by Euronext on the shareholder’s behalf and, accordingly, must be registered in an account maintained by an intermédiaire teneur de compte on the shareholder’s behalf. A shareholder may initiate a transfer by giving instructions to the relevant intermédiaire teneur de compte. For dealings on the Eurolist market of Euronext Paris, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

2006 FORM 20-F – PERNOD RICARD     87

Back to contents

Liquidation Rights

As indicated above, if the Company is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be first distributed to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Changes of Control

There are no provisions in the company’s bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Requirements for Holdings Crossing Certain Thresholds

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33⅓%, 50%, 66⅔%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF, within five trading days of the date it crosses the threshold. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the Company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the Company or to seek nomination to the Board of Directors. The AMF makes the report public. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report which will be made publicly available upon the same aforementioned conditions.

In order to permit holders to give the required notice, the Company must also provide the AMF with a written notice setting forth the number of voting rights outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a monthly notice (avis), mentioning the date each such number was last updated. The Company publishes the total number of voting rignts and number of shares on a monthly basis when such numbers vary from what was previously published by the Company.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company’s Chairman, any shareholder or the AMF, and may be subject to criminal fines. The same sanctions may be applied to the owner who did not comply with reporting requirements above mentioned.

If a registered intermediary fails to comply with the legal notification requirement, the shares or voting rights registered in his name will be deprived of voting rights for all shareholders’ meeting until the registered intermediary complies with the notification and payment of dividends as postponed until such date. In addition, if a registered intermediary willfully fails to comply with these requirements, the shares may be deprived of all or part of their voting rights and dividends for up to five years by the Commercial Court, at the request of the Company or shareholders holding 5% or more of the Company’ share capital.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert coming to own more than 33% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition, the Company’s bylaws provide that any individual or legal entity that holds an ownership interest greater than 0.5% of the share capital of the Company must notify the Company of the total number of shares it holds by letter within 15 days of the date that such threshold was exceeded. Any increase in shareholding above 0.5% of the Company’s share capital up to and including the threshold of 4.5% must also be notified to the Company under the same conditions.

At the request of one or more shareholders holding at least 5% of the Company’s share capital, with such request having been recorded in the minutes of a general shareholders’ meeting, any shareholder who fails to comply with the above requirements may have the voting rights relating to those shares exceeding the relevant threshold suspended for up to two years.

88     2006 FORM 20-F – PERNOD RICARD

Back to contents

Purchase of the Company’s Own Shares

Under French law, the Company may not subscribe directly or indirectly to its shares. However, pursuant to the European regulations, French law and the AMF’s regulations, the Company may, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months, provided that its shares are listed on a regulated market.

Under the Regulation No. 2273/2003 of the European Commission dated December 22, 2003, the Company, duly authorized by a shareholders’ meeting, may repurchase its shares for the following purposes: (i) to cancel the shares, with shareholders’ approval at an extraordinary general meeting, (ii) to grant the shares in connection with the conversion of securities giving access to its share capital and conduct any hedging transactions based on the Company’s obligations connected with those securities, under the conditions stipulated by the market authorities, and (iii) to sell or transfer the shares to its employees under a profit-sharing plan, a stock option plan or under a company savings plan that has been approved by shareholders at an ordinary general meeting.

The Company may also purchase shares for the following purposes which are declared by the AMF as a market practice: (i) the granting of shares in the context of external growth operations, (ii) market making by one or several providers of investment services acting independently, within the context of a liquidity agreement compliant with ethics guidelines (charte de déontologie) recognized by the AMF, and (iii) any other market practice that would be permitted by French law or the AMF.

The number of shares that the Company, directly or through a person acting on the Company’s behalf, may hold at any given moment may not exceed 10% of its share capital, or if the Company has different classes of shares, 10% of the shares in each class. The Company may not cancel more than 10% of its outstanding share capital over any 24-month period.

To acquire its shares for this purpose, the Company must publish prior to the commencement of its share purchase program a program description (descriptif du programme). This document must be sent or made available at the Company’s registered office to any person requesting it and must be published on the website of the Company.

The Company must monthly inform the AMF of the number of shares repurchased and cancelled.

The Company must hold any shares it repurchases in registered form. These shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary shareholders’ meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the shares it holds on the market before the end of the subscription period or distribute them to the other shareholders on a prorata basis.

Trading by the Company in its Own Shares

Under the Réglement général of the AMF, the Company may only trade its own shares in certain circumstances. The requirements for trades by a company in its own shares to be considered valid are set forth in Regulation No. 2273/2003 of the European Commission dated December 22, 2003. Specifically, in order to be legitimate, the following conditions must be met:

›

the objective of the program, duration and maximum consideration and number of shares to be acquired must be adequately disclosed to the public prior to the start of trading;

›

each buy-back transaction must be recorded, trade reporting obligations of the relevant regulated market must be complied with and details of all buy-back transactions must be publicly disclosed within seven business days;

›

under French law, the Company is required to disclose to the AMF on at least a monthly basis the number of shares purchased, sold or cancelled during the preceding month; and

›

the Company may not purchase shares at a price that is higher than the higher of the price of the last independent trade and the highest currently available independent bid, and may generally not purchase more than 25% of the average daily volume of the relevant shares on the relevant market.

There are two periods during which the Company is not permitted to trade in its own shares: the 15-day period before the date on which it makes its consolidated or annual accounts public, and the period beginning on the date at which it becomes aware of information that, if disclosed, would have a significant impact on the market price of the Company’s securities and ending on the date this information is made public. The Company is not permitted to sell its own shares if it has set up a share buy-back program (programme de rachat d’actions).

2006 FORM 20-F – PERNOD RICARD     89

Back to contents

The requirements above do not apply to trades by a company in its own shares if (i) the issuer has a scheduled share repurchase program or (ii) trades by a company in its own shares are executed on behalf of the Company by an intermediary pursuant to a liquidity agreement; so long as the terms of the liquidity agreement comply with the ethics guidelines (charte de déontologie) approved by the AMF in its Décision of March 22, 2005, they are deemed valid.

Pursuant to the AMF regulations, the Company must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on its website and the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.

In addition, the Company must disclose to the AMF, at least once a month, specified information regarding transactions. The AMF will then disclose such information to the public.

Ownership of Shares by Non-French Persons

Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to exercise their voting rights attached to the securities of a French company.

Under the French Monetary and Financial Code, as implemented by Decree No. 2005-1739 dated December 30, 2005, a person who is not a resident of the European Union is not required to obtain a prior authorization (autorisation préalable) before acquiring a controlling interest in a French company (with exceptions regarding certain sensitive economic areas, such as defense, public health, etc.). However, both European Union and non-European Union residents must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, for example ownership of 33% or more of a French company’s share capital or voting rights, is regarded as a controlling interest, although a lower ownership percentage may be considered a controlling interest under certain circumstances.

Enforcement of Civil Liabilities

The Company is a société anonyme, or a limited liability corporation, organized under the laws of France, and most of its directors and all of its officers reside outside the United States. In addition, a substantial portion of its assets are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is some doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law No. 68-678 of July 26, 1968, as modified by the French law No. 80-598 of July 16, 1980, (relating to communication of documents and information of an economic, commercial, industrial, financial or technical nature to foreign authorities or persons) which may preclude or restrict the obtaining of evidence in France or from French persons in connection with a judicial or administrative U.S. action. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

C.

MATERIAL CONTRACTS

2005 Credit Agreement

On April 21, 2005, we, along with our subsidiary GA(H)L, entered into a credit agreement as original borrowers and original guarantors with J.P. Morgan Plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland Plc, and SG Corporate & Investment Banking as mandated lead arrangers, the financial institutions listed therein as lenders and BNP Paribas as Agent. For a description of this credit agreement, see “Item 5.B. Liquidity and Capital Resources—Sources of Financing—2005 Credit Agreement.”

Other Agreements

We believe that the following contracts, while significant, are not “material contracts” as defined by Item 10.C of Form 20-F.

Scheme Cooperation Agreement

On April 21, 2005, Allied Domecq, Pernod Ricard and Goal, a company created for the acquisition of Allied Domecq by Pernod Ricard pursuant to the Scheme of Arrangement, entered into an agreement in which the parties agreed to cooperate to implement the Scheme of Arrangement and in which Allied Domecq made certain undertakings relating to the conduct of its business pending the Scheme of Arrangement taking effect.

The Scheme of Arrangement came into effect on July 26, 2005.

90     2006 FORM 20-F – PERNOD RICARD

Back to contents

Framework Agreement

Pernod Ricard and Fortune Brands, Inc. (“Fortune Brands”) entered into a contract on April 21, 2005, which was amended and restated on July 24, 2005 (the “Framework Agreement”), under which the parties agreed that Fortune Brands (or its subsidiaries) would acquire certain specified spirits and wine brands, and their related assets and liabilities owned by Allied Domecq and its subsidiaries for approximately £2.7 billion.

Allied Domecq entered into a deed of adherence to be bound by the Framework Agreement on July 26, 2005.

Under the Framework Agreement:

›

Fortune Brands agreed to pay Goal approximately £2.7 billion as consideration for certain brands, assets and liabilities owned by the Allied Domecq group (the “FB Brands”);

›

the £2.7 billion paid by Fortune Brands formed part of the consideration paid by Goal to the Allied Domecq shareholders pursuant to the Scheme of Arrangement;

›

Fortune Brands received tracker shares in Goal, granting them economic and management rights in the FB Brands at the effective date of the Scheme of Arrangement; and

›

Pernod Ricard and Goal agreed to procure the transfer of the FB Brands to Fortune Brands within six months of the effective date of the Scheme of Arrangement (the “Separation Period”). The consideration payable by Fortune Brands on such transfers was netted against an equivalent sum payable by entities of the Group in acquiring or redeeming the tracker shares. By the end of the Separation Period, all tracker shares had been redeemed or acquired for an amount equal to their nominal value of approximately £2.7 billion.

Transfer of assets relating to the FB Brands

The FB Brands were transferred to the Fortune Brands Group during the Separation Period (as defined above) pursuant to the following agreements (the “Local SPAs”):

›

a sale and purchase agreement, dated July 27, 2005 (as amended on January 26, 2006) between Allied Domecq Luxembourg Holdings S.A.R.L., Allied Domecq Spirits and Wine (Europe) B.V. and Fulham Acquisitions Corp. relating to the entire issued share capital of Allied Domecq S.A.S.;

›

a sale and purchase agreement, dated October 28, 2005, between PR Acquisitions IV Corp. and Fulham Acquisition Corp., relating to the entire issued share capital of Maker’s Mark Distillery, Inc.;

›

a sale and purchase agreement, dated November 16, 2005, between Allied Domecq Spirits & Wine Americas, Inc. and Fulham Acquisition Corp. relating to the entire issued share capital of Wine Alliance, Inc.;

›

a sale and purchase agreement, dated January 26, 2006, between Allied Domecq Spirits & Wine Limited, Allied Domecq Spirits & Wine (Europe) B.V., Jim Beam Brands UK Limited, Jim Beam Brands Distribution (UK) Limited, Jim Beam Brands UK (Holdings) Limited and Diskus Zweihundertvierzehnte Beteiligungs - Und Verwaltungs - GmbH relating to certain assets of Allied Domecq Spirits & Wine Limited and Allied Domecq Spirits & Wine (Europe) B.V.;

›

a sale and purchase agreement, dated January 27, 2006, between Allied Domecq International Holdings B.V., Spain Alecq B.V. and Fortune Brands International Holdings Spain, S.L. relating to the share capital in Allied Domecq Espana, S.A.;

›

a sale and purchase agreement dated January 27, 2006, between Hiram Walker & Sons Limited and 2090981 Ontario Inc., relating to the entire issued share capital of 1666986 Ontario Inc. (which was subsequently amalgamated with 2090981 Ontario Inc. to form 1687318 Ontario Inc.); and

›

a sale and purchase agreement dated January 27, 2006, between CC Sub 2 Corp. and Fulham Acquisition Corp., relating to the entire issued share capital of CC Sub 1 Corp.

Price Adjustments

The price paid by Fortune Brands for each of the FB Brands was provided in the Framework Agreement but subject to various price adjustments (the “Price Adjustments”) based upon:

›

the difference between the estimated direct brand contribution of the FB Brands and their actual direct brand contribution;

›

the difference between the estimated working capital and the actual working capital at the effective date of the Scheme of Arrangement of the Allied Domecq subsidiaries that were transferred to Fortune Brands;

›

the amount of any net cash or debt at the effective date of the Scheme of Arrangement in the subsidiaries that were transferred to Fortune Brands;

2006 FORM 20-F – PERNOD RICARD     91

Back to contents

›

the actual amount of stocks and inventory at the effective date of the Scheme of Arrangement in the Allied Domecq subsidiaries that were transferred to Fortune Brands; and

›

certain other adjustments relating to the period between the effective date of the Scheme of Arrangement and the transfer of the relevant assets to Fortune Brands.

These adjustments were agreed between Pernod Ricard and Fortune Brands in the Settlement Agreement (details of which are set out below). As a result of such adjustments, the consideration paid for the FB Brands ultimately amounted to more than £2.7 billion.

The Framework Agreement also contained various provisions governing the relationship between the parties with regard to the assets and liabilities of Allied Domecq. In particular,

›

Pernod Ricard and Fortune Brands agreed to provide each other with transitional services to allow each to achieve business continuity in respect of the part of the acquired Allied Domecq business. Such services are to be provided for 24 months from the effective date of the Scheme of Arrangement (limited to 6 months in relation to the distribution of the other party’s products) and each party is required to endeavor to ensure that the Allied Domecq business it acquires ceases to require such services as soon as reasonably practicable.

›

In addition, the Framework Agreement provides for the allocation of tax liabilities and tax assets between the Allied Domecq assets acquired by the FB Group and the Allied Domecq assets retained by the Group. Such provisions generally allocate (i) tax liabilities (and assets) accrued and payable prior to the effective date of the Scheme of Arrangement to the Group (other than with respect to the distribution businesses to be acquired by the FB Group, which are allocated to the FB Group), (ii) tax liabilities (and assets) arising after the effective date of the Scheme of Arrangement to the FB Group to the extent that they relate to the assets acquired by the FB Group, and otherwise, to the Group, (iii) transfer and other similar taxes related to the acquisition of assets by the FB Group to the FB Group, (iv) transfer and other similar taxes related to the reorganization and separation of the assets retained by the Group to the Group and (v) transfer and other similar taxes related to the acquisition of Allied Domecq to the FB Group and the Group in accordance with their respective contributions to the purchase price paid for Allied Domecq.

›

Moreover, we retained Allied Domecq’s United Kingdom defined benefit pension schemes and Fortune Brands was obligated to establish a new defined benefit pension plan by April 6, 2006. Subject to the receipt of an agreed transfer amount, the new scheme would provide past service benefits for consenting members employed in relation to the assets relating to the FB Brands acquired by the FB Group which are no less favorable than those accrued under the existing Allied Domecq schemes.

Pernod Ricard, Larios and Fortune Brands entered into an asset purchase agreement (attached to the Framework Agreement as an agreed-form document) on April 21, 2005. The agreement provided for the acquisition by Fortune Brands of Pernod Ricard’s Larios wine and spirits brands and related assets. This transaction closed on September 8, 2005.

Transaction Cooperation Agreement

Pernod Ricard, Fortune Brands and Goal entered into an agreement on April 21, 2005 (the “Transaction Co-Operation Agreement”) regarding the relationship between the parties between the date on which Pernod Ricard’s offer for Allied Domecq Plc was announced and the effective date of the Scheme of Arrangement.

The Transaction Co-operation Agreement was designed primarily to cover the period up to the effective date of the Scheme of Arrangement. Accordingly, many of the provisions of the Transaction Co-operation Agreement ceased to be relevant after that date.

Settlement Agreement

The Local SPA’s each provide for certain payments to be made after their respective completion dates. Certain payments remained outstanding and certain price adjustments were required in accordance with the Framework Agreement. Pernod Ricard, Pernod Ricard Finance S.A. and Fortune Brands therefore entered into an agreement on May 19, 2006 for the overall settlement of these outstanding payments (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Fortune Brands paid Pernod Ricard Finance SA a total amount of £134 million on May 23, 2006.

Agreement to Sell the Old Bushmills Distillery Company Ltd. to Diageo

Pernod Ricard and Diageo Plc (“Diageo”) entered into an agreement on June 6, 2005 pursuant to which Pernod Ricard agreed to sell to Diageo the entire issued share capital of The Old Bushmills Distillery Company Limited (“OBD”). OBD owned a distillery, inventory and intangible fixed assets (consisting of the Bushmills, Blackbush, Bushmills Malt, and Bushmills Cream brands). Dillons Bass, Edward Dillon (Bonders), Coleraine Distillery and Elliott Superfoods, each a subsidiary of OBD, were retained by Pernod Ricard. Moreover, certain intangible fixed assets, which were not related to the use of the brands sold, were retained by Irish Distillers Group, a Pernod Ricard subsidiary.

The sale agreement closed on August 25, 2005. The consideration paid was €295 million.

Option Granted to Diageo to Purchase the Montana Wine Businesses

Pernod Ricard and Diageo entered into an agreement on June 6, 2005 pursuant to which Pernod Ricard granted Diageo the option to acquire Allied Domecq’s Montana wine businesses (which Pernod Ricard would control on the effective date of the Scheme of Arrangement, excluding the following three brands: “Corbans”, “Stoneleigh” and “Church Road” - and related assets - which would be retained by Pernod Ricard). Diageo gave notice to Pernod Ricard on October 19, 2005 that it would not exercise the option, which has therefore lapsed.

92     2006 FORM 20-F – PERNOD RICARD

Back to contents

Stolichnaya

On November 15, 2000, Allied Domecq International Holdings B.V. and Allied Domecq Spirits & Wine USA, Inc. entered into a Trademark Sale, Supply and Distribution Agreement with Spirits International NV and SPI Spirits (Cyprus) Ltd. (together referred to hereinafter as “SPI Spirits”). Under this agreement, SPI Spirits appointed Allied Domecq as exclusive distributor in the United States of its various vodka products, which are distributed under the brand names Stolichnaya, Stoli and Priviet. The companies of the Allied Domecq group agreed to purchase a minimum number of cases over the term of the agreement and to undertake a significant investment in the marketing, sale and distribution of SPI Spirits vodka products. On November 24, 2004, the Allied Domecq Group and SPI Spirits signed contracts regarding the marketing and distribution of the Stolichnaya vodka brand portfolio by the Allied Domecq Group in markets in the European Union, Latin America, Asia Pacific and Africa.

A new agreement was signed on September 21, 2005 between Allied Domecq International Holdings BV, Allied Domecq Spirits & Wine USA Inc, Allied Domecq Spirits & Wine Ltd, Spirits International NV, SPI Spirits (Cyprus) Limited and Pernod Ricard SA. This new agreement, in consideration for a $125 million payment by Pernod Ricard to SPI, provides for the following:

›

Pernod Ricard was granted the exclusive distribution rights for Stolich-naya (in the countries where SPI Spirits holds these rights) and other brands in the SPI Spirits portfolio. This in fact secures the rights previously held by Allied Domecq and which were under threat due to change of control clauses in the previous agreements between Allied Domecq and SPI; and

›

Pernod Ricard and SPI Spirits agreed to begin discussions for a possible acquisition of the brand by Pernod Ricard, should SPI Spirits decide in the future to sell this brand. Pernod Ricard has an exclusivity period to discuss with SPI a possible acquisition of the brand or any other form of long-term partnership. A significant part of the payment made would be deducted from the acquisition price of the brand.

Pernod Ricard has a preemption right, relative to both the renewal of distribution rights upon the expiry of the current agreements, and the acquisition of the Stolichnaya brand, in the event that SPI decides to sell the brand.

The term of validity of this new agreement is in line with that of the existing contracts between SPI Spirits and Allied Domecq, and therefore covers a period up to December 31, 2010.

Jinro

On February 15, 2000, Jinro Ballantine’s Company Ltd. was formed in South Korea. 70% of its share capital is held by Allied Domecq (Holdings) Limited (“Allied Domecq”), with the remaining 30% held by Jinro Limited, one of South Korea’s largest spirits producers and distributors. In addition, Allied Domecq purchased a 70% interest in Jinro Ballantine’s Import Company Ltd., with the remaining 30% held by Korea Wines and Spirits Company Ltd. The total value of Allied Domecq’s 70% interest in both companies was approximately £103 million. The first of these companies bottled and distributed the Imperial Whisky brand, while the second company imported and distributed brands from Allied Domecq’s international brown spirits portfolio. In addition, the distribution rights for non-brown spirits were transferred to Jinro Ballantine’s Import Company Ltd in April 2004. In April-May 2003, Jinro Limited became subject to involuntary reorganization proceedings. Following the failure of Jinro to recover from such reorganization proceedings within 180 days, Allied Domecq sent Jinro a notice of termination of the joint venture agreement. The matter is currently on appeal to a Korean Supreme Court.

Suntory

In 1988, Allied Domecq entered into a series of agreements with Suntory Ltd, one of Japan leading producers and distributors of spirits. One element of these agreements was the creation of a joint venture company in Japan called Suntory Allied Ltd, of which 49.99% of the capital and voting rights are owned by Allied Domecq and 50.01% by Suntory Ltd. Suntory Allied Ltd, was granted the exclusive rights to distribute certain Allied Domecq brands in Japan until March 31, 2029.

The management of Suntory Allied Ltd is jointly controlled by Pernod Ricard, as successor-in-interest to Allied Domecq, and Suntory Ltd.

Global Transaction with Corby Distilleries Ltd.

In March 2006, Pernod Ricard and Corby Distilleries Ltd (“Corby”) signed an agreement with regard to the distribution of the Group’s brands, the production of its own Corby products, and the exchange of certain assets. Pernod Ricard holds 46% of Corby’s share capital. This transaction closed September 29, 2006 as a result of the large number of internal reorganizations arising from this transaction.

This Agreement provides for Corby to acquire the exclusive distribution right for most of the key products of the Group in Canada for a term of 15 years. Corby will also acquire the international rights attached to Lamb’s rum (as the rights to this brand in Canada are already owned by Corby) as well as the rights relating to the Seagram Coolers brand for Canada. Corby has agreed to finance the cost of these acquisitions primarily via the sale to Pernod Ricard of the 45% stake in the capital that it holds in the two companies that own the rights to the Tia Maria brand (Pernod Ricard already held 55% of the capital of these two companies). Furthermore, Corby and Pernod Ricard have stated that the Corby products would continue to be produced by the Group’s factory located in Walkerville, Ontario, for a period of 15 years (consisting of a 10-year initial term with the possibility of a further 5-year extension of such term). Corby will be tasked by Pernod Ricard with managing the Walkerville factory.

2006 FORM 20-F – PERNOD RICARD     93

Back to contents

Specific standard contracts were drawn up for all the transactions described above. These contracts were signed on the date the transaction was finalized (i.e., September 29, 2006).

Sale of Britvic Plc.

On December 9, 2005, Pernod Ricard agreed to dispose of approximately 51 million shares in Britvic Plc, acquired as part of its acquisition of Allied Domecq in connection with the listing of Britvic on the Main Market of the London Stock Exchange scheduled for December 14, 2005.

The price of 230 pence per share guaranteed gross proceeds of approximately £117.3 million. Prior to this sale, Pernod Ricard received an exceptional dividend in respect of its holding of Britvic shares in the amount of £23.4 million at the end of November 2005. Accordingly, Pernod Ricard received in aggregate, nearly €210 million in connection with this disposal.

Asset and Share Sale Agreement to Sell Glen Grant to Campari

On December 22, 2005, Chivas Brothers Limited (“Chivas Brothers”) and PR Newco 2 Limited (“PR 2”), Dunwilco (1290) Ltd. (now Glen Grant Distillery Company Limited) and Davide Campari-Milano S.p.A. (“Campari”) entered into an asset and share sale agreement (as amended by a deed of variation dated March 15, 2006). Pursuant to this agreement, Chivas Brothers agreed to sell to Campari the assets relating to the Glen Grant brand and PR 2 agreed to sell to it the entire issued share capital of Glen Grant Whisky Company Limited. The sale was completed on March 15, 2006.

The price agreed for the shares was divided into euro consideration and sterling consideration comprising €110 million and £3.2 million.

Sale and Purchase Agreements to Sell Old Smuggler and Braemar to Campari

On December 22, 2005, Allied Domecq Spirits & Wines Limited (“ADSW”) entered into two agreements in relation to the sale of the Old Smuggler and Braemar brands, both with Dunwilco (1291) Ltd (now Old Smuggler Whisky Company Ltd) and Davide Campari-Milano S.p.A. (“Campari”). One agreement relates to the brands in Argentina and the other agreement relates to the brands in the rest of the world.

Pursuant to these agreements, ADSW agreed to sell the assets relating to Old Smuggler and Braemar to Campari. The sale was completed on March 15, 2006 (with the exception of Old Smuggler in Argentina, which is awaiting approval by the Argentinean competition authorities).

The initial consideration payable at completion under the non-Argentina agreement was approximately £9.7 million and under the Argentina agreement, the initial consideration was approximately €0.8 million, excluding inventories.

Zubrowka

Pernod Ricard negotiated the renewal of the distribution contract for the Polish vodka Zubrowka with Central European Distribution Corporation (“CEDC”), the new owner of Polmos Bialystok SA.

This new contract, signed on June 27, 2006, came into effect on July 1, 2006 for an initial term of 10 years. It now covers over 70 countries (as compared to the 20 covered by the previous contract) including, in particular, France, the leading export market for this brand, Spain, South Africa and Ireland. The main countries that are still not included in the current agreement are Poland, the United States, the United Kingdom and Germany.

Sale of Dunkin’ Brands

On December 12, 2005, Allied Domecq North America Corp., Allied Domecq Canada Ltd and Pernod Ricard (the “Vendors”) signed a share sale and purchase agreement with Dunkin’ Brands Group Holdings, Inc. and Dunkin’ Brands Acquisition, Inc. (the “Purchasers”). The Purchasers are companies created by American investment funds (Bain Capital Fund VIII, L.P., Carlyle Partners IV, L.P. and Thomas H. Lee Equity Fund V, L.P.), with a view to purchasing Dunkin Brands Inc. (“DBI”), a Pernod Ricard subsidiary.

The Purchasers undertook to purchase the entire share capital of Dunkin’ Brands for a price of approximately $2.4 billion. Within the scope of the Agreement, the Vendors made a certain number of representations and warranties to the Purchasers; most of these representations and warranties generally expired on the date of the sale of the capital of Dunkin’ Brands to the Purchasers. Certain very specific representations and warranties remain in force indefinitely. Furthermore, the Vendors agreed to grant a warranty with regard to any tax liabilities that may result from the period prior to completion of the transaction. The sale completed on March 1, 2006.

94     2006 FORM 20-F – PERNOD RICARD

Back to contents

D.

EXCHANGE CONTROLS

Under French foreign exchange regulations, there are no limitations on the import or export of capital or on the amount of payments that may be remitted by the Company to non-residents. French laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds (including payments of dividends to foreign shareholders) made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

E.

TAXATION

U.S. Federal Income Taxation and French Taxation of U.S. Holders

The following is a summary of the material U.S. federal income tax consequences and French tax consequences relating to the acquisition, ownership and disposition of our shares by a U.S. Holder (as defined below) that holds our shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, the Income Tax Treaty between the United States of America and France, dated August 31, 1994, as currently in force (the “Treaty”), and the tax laws and regulations of France and the practice of the French tax authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law or French tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, dealers in securities, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) 10% or more of our voting shares or capital, persons that generally mark their securities to market for U.S. federal income tax purposes or persons that acquire our shares pursuant to the exercise of any employee stock option or otherwise as compensation. This summary does not address any U.S. state or local or non-U.S. tax consequences (other than French tax consequences) or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our shares that is for U.S. federal income tax purposes:

›

an individual who is a citizen or resident of the United States;

›

a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

›

an estate the income of which is subject to U.S. federal income tax regardless of its source; or

›

a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

As used herein, the term “Eligible U.S. Holder” means a U.S. Holder that:

›

does not carry on business in France through a permanent establishment in France or perform independent personal services in France from a fixed base in France, in each case, to which dividends paid on our Gaz de France shares are attributable;

›

is a resident of the United States for purposes of the Treaty; and

›

is fully eligible for the benefits of the Treaty.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Any such entity should consult its own tax advisers regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of our shares.

Investors are urged to consult their own tax advisers as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our shares, including their eligibility for the benefits of the Treaty, in light of their particular facts and circumstances, as well as the applicability of U.S. federal state and local tax laws, French tax laws and other tax laws.

2006 FORM 20-F – PERNOD RICARD     95

Back to contents

Dividends

United States Taxes

Subject to the discussion below under “U.S. Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our shares generally will be required to include the amount of such distribution in gross income as a dividend (including amounts withheld in respect of any French withholding tax thereon, plus any refunded Tax Credit, as discussed below under “French Taxes”) to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such shares. We have not maintained calculations of our earnings and profits for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on our shares.

The U.S. dollar value of any euro distribution on our shares should be calculated by reference to the exchange rate between the U.S. dollar and the euro in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the euros so received are in fact converted into U.S. dollars on such date. If the euros so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the euros so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the euros equal to the U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on the our shares that are treated as dividends generally will constitute income from sources outside the United States and will be categorized for U.S. foreign tax credit purposes as “passive income” or, in the case of some U.S. Holders, as “financial services income” (or, for taxable years beginning after December 31, 2006, as “passive category income” or, in the case of some U.S. Holders, as “general category income”). Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for French tax withheld from dividends and from any Tax Credit received in respect of our shares. If French tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Treaty, the U.S. Holder may not be entitled to a U.S. foreign tax credit for the excess amount. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for French tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on our shares should qualify for the reduced rate if we are treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Treaty as currently in effect meets these requirements. However, because the Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that we will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on our shares held by a U.S. Holder. Special rules apply for purposes of determining the recipient’s investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax adviser regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

French Taxes

French Withholding Tax

Under French domestic law, dividends paid to non-residents of France are normally subject to a 25% French withholding tax. Under the Treaty, the rate of French withholding tax on dividends paid to an Eligible U.S. Holder is generally reduced to 15%. French withholding tax will be withheld at the 15% Treaty rate if the Eligible U.S. Holder has established before the date of payment that it is a resident of the United States under the Treaty and, if it is not an individual, that it is the owner of all the rights relating to the full ownership of the shares (including, but not limited to, dividend rights). The paying agent or Pernod Ricard, as the case may be, will be responsible for withholding such French withholding tax.

Eligible U.S. Holders can claim the benefits of the Treaty under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty, the Eligible U.S. Holder must complete and deliver to the bank or financial institution keeping its account in France or to the paying agent, before the dividend payment, a certificate of residence stamped by the IRS or by the bank or financial institution keeping the account through which the dividend is paid, stating that:

›

the Eligible U.S. Holder is a resident of, or a collective investment scheme established in, the United States;

›

the dividend is not derived from a permanent establishment or a fixed base that the shareholder has in France; and

›

the dividend received is subject to tax in the United States.

96     2006 FORM 20-F – PERNOD RICARD

Back to contents

The simplified procedure is applicable to collective investment schemes, subject to filing an additional form establishing the percentage of shares held by residents of the United States. U.S. pension funds and certain other tax-exempt U.S. holders can benefit from the simplified procedure described above, subject to giving, upon the first claim, evidence that they are entitled to the benefits of the Treaty.

If the certificate of residence is not filed prior to the dividend payment, the normal procedure is applicable. In such a case, a withholding tax will be levied at the 25% rate, and the Eligible U.S. Holder will have to claim a refund for the excess withholding tax by filing, through the paying agent, the applicable form provided for by the Treaty no later than December 31 of the second year following the year during which the dividend is paid. Copies of the application for refund are available from the IRS and from the Centre des Impôts des Non-Résidents (10, rue du Centre, 93465 Noisy-le-Grand, France).

French Tax Credit

Individual Eligible U.S. Holders may be entitled to a refund of the tax credit generally available to French resident individuals (the “Tax Credit”) less the 15% withholding tax, provided that he or she is subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The Tax Credit is equal to 50% of the dividend, capped at €230 for married couples or members of a civil solidarity agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation. The refund of the Tax Credit is not likely to be made available before January 15 following the end of the calendar year in which the dividend is paid. The French tax authorities have not yet issued any guidance with regard to the procedure for claiming the refund of the Tax Credit by non-resident individuals and claiming such refund may entail compliance with significant and burdensome formalities. U.S. Holders that are legal entities, pension funds or other tax-exempt holders are not entitled to Tax Credit refunds.

Sale, Exchange or Other Disposition of Pernod Ricard Shares

United States Taxes

Subject to the discussion below under “U.S. Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the shares. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other disposition, the shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

A U.S. Holder that receives non-U.S. currency from a sale, exchange or other disposition of our shares generally will realize an amount equal to the U.S. dollar value of such non-U.S. currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the shares are treated as being “traded on an established securities market” or (ii) such settlement date is also the date of such sale, exchange or disposition. If the non-U.S. currency so received is converted into U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such non-U.S. currency equal to their U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving non-U.S. currency from a sale, exchange or other disposition of our shares in cases not described in the first sentence of this paragraph.

French Taxes

A U.S. Holder that is a resident of the United States for purposes of the Treaty will not be subject to French tax on any capital gain on the sale, exchange or other disposition of our shares, unless such shares form part of the business property of a permanent establishment or fixed base that such U.S. Holder has in France.

U.S. Passive Foreign Investment Company Consequences

We believe that we were not in 2005, and we do not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

2006 FORM 20-F – PERNOD RICARD     97

Back to contents

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If we are a PFIC in any year during which a U.S. Holder owns our shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of our shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year for which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. In addition, if we are a PFIC, a person who acquires our shares from a deceased U.S. Holder generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such deceased U.S. Holder’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or such U.S. Holder’s tax basis.

The above results may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election as of the beginning of such U.S. Holder’s holding period. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, our shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such our shares. In addition, any gain from a sale, exchange or other disposition of our shares will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available to a U.S. Holder only if our shares are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations.

The above results may also be eliminated if a U.S. Holder is eligible for and timely makes a valid “QEF election.” If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains. In order for a U.S. Holder to be able to make a QEF election, we would be required to provide such U.S. Holder with certain information. As we do not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election will not be available.

Prospective investors should consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in a PFIC.

French Gift and Inheritance Taxes

Pursuant to “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts,” dated November 24, 1978, a transfer of our shares by gift or by reason of the death of an individual who is domiciled in, or a citizen of, the United States will not be subject to French gift or inheritance tax, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death or (ii) the shares were used in, or held for use in, the conduct of a business or the performance of services or similar activities through a permanent establishment or fixed base in France. The French gift or inheritance tax may be credited against the U.S. gift or inheritance tax, however, this tax credit is limited to the amount of the U.S. gift or inheritance tax due on the shares.

French Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) does not generally apply to the shares of an Eligible U.S. Holder, unless (i) the shares form part of the business property of a permanent establishment or fixed base that such Eligible U.S. Holder, who is an individual, has in France or (ii) the Eligible U.S. Holder owns, alone or with related persons, directly or indirectly, shares that give a right to 25% or more of our corporate earnings.

U.S. Information Reporting and Backup Withholding

Under certain circumstances, U.S. information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of our shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS.

98     2006 FORM 20-F – PERNOD RICARD

Back to contents

U.S. Reportable Transactions

A U.S. Holder that participates in any “reportable transaction” (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their own tax advisers as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, our shares.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENTS BY EXPERTS

Not applicable.

H.

DOCUMENTS ON DISPLAY

We file reports with the SEC that contain financial information about Pernod Ricard and its results or operations. Any person may read or copy any document that Pernod Ricard files with the SEC at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Persons may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. All of Pernod Ricard’s SEC filings made after July 26, 2005 are available to the public at the SEC web site at http://www.sec.gov. Pernod Ricard’s web site at http://www.pernod-ricard.com includes information about Pernod Ricard’s business. The content of Pernod Ricard’s website is not incorporated by reference into this annual report on Form 20-F.

I.

SUBSIDIARY INFORMATION

Not applicable.

2006 FORM 20-F – PERNOD RICARD     99

Back to contents

Item 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

Management and monitoring of currency risks, interest rate risks and liquidity risks are performed by the Financing and Treasury Department, which has ten staff members. This department, which forms part of the Group Finance Department, manages our financial exposures and prepares monthly reporting to the attention of our general management. Our policy is to hedge existing or forecasted transactions or investments. Derivates are contracted with a limited number of counterparties who benefit from a first class rating from specialized rating agencies.

We enter into derivative financial instruments primarily to manage our exposure to fluctuations in interest rates and foreign currency exchange rates. Our policy is not to take speculative positions. Our strategies to reduce exchange and interest rate risk have served to mitigate, but not eliminate, the positive or negative impact of exchange and interest rate fluctuations.

Derivative financial instruments held by us at June 30, 2006 were mostly related to issued debt.

Management of Financial Risks

We practice a non-speculative hedging policy using derivatives to manage our exposure to market risks.

Management of Interest Rate Risks

We complied with the hedging obligations required by our lenders at the times that the syndicated credit facilities for the acquisitions of Seagram’s and Allied Domecq assets were put in place. In the context of the Seagram’s acquisition, the obligation covered two thirds of the debt over four years. In accordance with the Allied Domecq acquisition agreement, hedging is required in respect of 50% of gross debt, except for Tranche B (initially €157 million and $1,185 million) of the 2005 Credit Agreement, for a two-year period.

All of these hedging transactions are either carried out by, or subject to prior approval of, the Financing and Treasury Department, in the context of a program approved by General Management.

For more information, see Notes 14, 15 and 16 to our consolidated financial statements.

The table below sets forth the breakdown of net debt by type of interest rate hedge and by currency, after the effects of hedging, at June 30, 2006.

(in euro million)	Net debt by currency	Fixed debt	“Capped” variable debt	Non-hedged variable debt	% debt hedged / fixed
EUR	3,558	822	900	1,836	48%
USD	2,550	1,801	787	(38)	101%
JPY	69	0	0	69	0%
GBP	(29)	0	0	(29)	0%
Other currencies	203	0	0	203	0%
Total	6,351	2,623	1,687	2,041	68%

As at June 30, 2006, the exercise price of U.S. dollar caps for a notional amount of $1,000 million (€787 million euro equivalent) was close to the level of interest rates. (See table below)

100     2006 FORM 20-F – PERNOD RICARD

Back to contents

Of the total €2,623 million of hedged fixed rate debt, €672 million originated from debt raised at a fixed rate, the balance of €1,951 million resulted from the implementation of the interest rate hedges as follows:

	Notional amount of contracts				Market value
(in euro million)	< 1 year	> 1 year and < 5 years	> 5 years	Total
Interest rate swaps – borrower floating rate	46			46	2
Interest rate swaps – borrower fixed rate	157	1,794		1,951	46
Purchases of caps		1,687		1,687	11
Lender fixed-rate cross currency swaps €/£(*)			1,011	1,011	(59)
(*) The valuation of the cross currency swap includes a foreign currency component for €(20) million.

The notional amount of these contracts represents the nominal value of the contracts. Notional amounts denominated in foreign currencies are translated into euro at year-end rates. Estimated market values are either based on valuations provided by banking counterparties, or by using information available on the financial markets and valuation methods according to the types of financial instruments.

On the basis of our debt at June 30, 2006, a 0.10%, or 10 basis point, change in interest rates would increase our interest costs by €4 million.

Management of Currency Risk

Management of Foreign Exchange Transaction Risk

Due to our international exposure, we face currency risks related to transactions carried out by our subsidiaries that are in a currency other than their functional currency. This risk is partly hedged by putting in place forward option sales or purchases in order to hedge certain or highly probable operating receivables and payables.

Management of Foreign Exchange Asset Risk

Natural hedging is achieved through financing foreign currency-denominated assets acquired by the Group with debt in the same currency. This principle was notably implemented for the acquisition of Seagram’s and Allied Domecq assets.

Classification of Financial Derivatives

The table below sets forth the classification of our hedges and use of derivative financial instruments:

2006 FORM 20-F – PERNOD RICARD     101

Back to contents

Type of hedge	Description of financial instrument	Amount	Risk hedged	Fair value at year end
		(in euro million)		(in euro million)
Fair value hedges
Hedge of interest rate risk	Interest rate swaps	46	Interest rate risk on fixed rate debt	1.6
Hedge of interest rate and currency risk	Cross currency swaps and foreign exchange forwards	1,033	Interest rate and currency risk on foreign currency denominated debt	(60.1)
Cash flow hedges
Hedge of interest rate risk	Swaps	1,873	Risk of changes in interest flows on floating rate debt	46.2
Hedge of interest rate risk	Caps	1,608	Risk of changes in interest flows on floating rate debt	10.6
Hedge of currency risk	Foreign exchange options	79	Foreign currency risk on highly probable future transactions	6.0
Trading
Hedge of currency risk	Foreign exchange swaps	1,046	Foreign exchange risk on intra-group financing	20.2
Hedge of interest rate risk	Interest rate swaps	79	Risk of changes in interest flows on floating rate debt	0,3
	Caps	79	Risk of changes in interest flows on floating rate debt	0.5

Commodity Risks

The cost of energy has significantly increased over the last two years, which has led to an increase in raw materials prices for the Group. For example, a $10/barrel increase during the year ended June 30, 2006 in oil prices has increased our glass purchases by €20 million.

The worldwide increase in the cost of cereals and related increases in the cost of potable alcohol led to more significant increases in our production costs. For example, increases in cereal prices during the year ended June 30, 2006 led to an increase of approximately:

›

€15 million for whisky production in Scotland;

›

€4.5 million in neutral alcohol in Europe;

›

€0.75 million in the United States for whiskey production; and

›

€0.90 million in Canada for whisky production.

Notwithstanding the foregoing, production costs represent only 8% of the Group’s sales (i.e., approximately €500 million in the year ended June 30, 2006). Increases in commodity prices therefore have a very limited impact on our profitability. We minimize the effect of fluctuations in commodity prices on our production costs by monitoring these fluctuations and entering into short- or long-term raw material or packaging supply contracts accordingly.

However, the Group has the capacity to increase its sales prices accordingly, thereby offsetting these increases in raw material and production costs.

Risks on Shares

No material risk exists in respect of shares except for the risk related to the Pernod Ricard treasury shares owned by the Group in respect of which details are provided in Note 19 to our consolidated financial statements.

It should be noted that following the acquisition of Allied Domecq, Pernod Ricard holds 46% of Corby Distilleries Ltd, a company listed on the Toronto stock market. No specific risk other than the risk inherent in listing on a stock market exists to Pernod Ricard’s knowledge.

102     2006 FORM 20-F – PERNOD RICARD

Back to contents

Item 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

2006 FORM 20-F – PERNOD RICARD     103

Back to contents

This page has been left blank intentionally

104     2006 FORM 20-F – PERNOD RICARD

Back to contents

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES
AND DELINQUENCIES

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS

Not applicable.

2006 FORM 20-F – PERNOD RICARD     105

Back to contents

ITEM 15

CONTROLS AND PROCEDURES

We have carried out an evaluation, under the supervision and with the participation of our Chairman and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of Pernod Ricard’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, our Chairman and Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2006, Pernod Ricard’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Pernod Ricard in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The Company’s Chairman and Chief Executive Officer and Chief Financial Officer also concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in Pernod Ricard’s internal control over financial reporting that occurred during the financial year ending June 30, 2006 that has materially affected, or is reasonable likely to materially affect, Pernod Ricard’s internal control over financial reporting.

Pursuant to Article L.225-37 of the French Commercial Code resulting from Article 117 of the French Financial Security Act of August 1, 2003 (Loi de sécurité financière), the Chairman of the Board of Directors of Pernod Ricard is required to deliver a special report to the general shareholders’ meeting regarding corporate governance practices, the status of the internal control procedures implemented by Pernod Ricard and the restrictions that the Pernod Ricard Board of Directors has placed on the powers granted to the Company’s Chairman and Chief Executive Officer. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report on Form 20-F to be filed for the year ending June 30, 2007.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Didier Pineau-Valencienne is an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F. Mr. Pineau-Valencienne is an independent director in accordance with the Association Française des Entreprises Privées-Mouvement des Entreprises de France Consolidated Report on Corporate Governance, which namely provides as follows: “A Director is deemed to be independent when he/she has no relations of any kind with the company, its Group or management, which could compromise the exercise of his/her independent judgment.”

ITEM 16B

CODE OF ETHICS

We have a code of ethics that applies to all of our employees, including our Chairman and chief executive officer, and our Chief Financial Officer. A copy of our code of ethics is attached hereto as Exhibit 11.1.

106     2006 FORM 20-F – PERNOD RICARD

Back to contents

ITEM 16C

PRINCIPAL ACCOUNTANTS AND FEES

Audit Fees

Under French law, we are required to have two statutory auditors. During the fiscal years ended June 30, 2006 and 2005, Deloitte & Associés and Mazars acted in that capacity. These firms received approximately 89% of the total audit fees that we and our consolidated subsidiaries paid for audit fees during the fiscal year ended June 30, 2006.

The table below sets forth the fees we and our consolidated subsidiaries paid to our statutory auditors during the year ended June 30, 2006. These fees include fees related to the audit performed in connection with the Form 20-F:

(in euro thousand)	Deloitte & Associés	Mazars	Total
Audit fees	6,749	5,505	12,254
Audit related fees	-	47	47
Total Audit	6,749	5,552	12,301
Legal and Tax	36	44	80
Other Services	81	22	103
Total Services	117	66	183
Total Audit and Services	6,866	5,618	12,484

The table below sets forth the fees we and our consolidated subsidiaries paid to our statutory auditors during the year ended June 30, 2005:

(in euro thousand)	Deloitte & Associés	Mazars	Total
Audit fees	2,450	2,533	4,983
Audit related fees	275	215	490
Total Audit	2,725	2,748	5,473
Legal and Tax	123	60	183
Other Services	213	3	216
Total Services	336	63	399
Total Audit and Services	3,061	2,811	5,872

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is responsible for approving all audit, audit-related, tax and other non-audit services. The Audit Committee’s policy is to pre-approve such services based on the statutory auditors’ annual estimate or on a case-by-case basis. During the year ended June 30, 2006, no audit, audit-related, tax and other non-audit services were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2006 FORM 20-F – PERNOD RICARD     107

Back to contents

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of fiscal year	Total Number of Shares Purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
July 2005	-	-	-	-
August 2005	-	-	-	-
September 2005	-	-	-	-
October 2005	-	-	-	-
November 2005	-	-	-	-
December 2005	-	-	-	-
January 2006	-	-	-	-
February 2006	-	-	-	-
March 2006	-	-	-	-
April 2006	-	-	-	-
May 2006	-	-	-	-
June 2006	232,676	€151.9	232,676(*)	6,031,398(**)

(*) Under French law, a company that grants stock options is required to hold the shares into which such options are exercisable from the grant date of the stock option plan. Following the grant of options pursuant to a stock option plan adopted on June 14, 2006, Pernod Ricard SA purchased 232,676 of its own shares on the market. The shares were all transferred to the reserve for the stock option plan put in place on June 14, 2006.

(**) Based on the number of shares outstanding following the exercise of stock subscription options as recorded by the Company’s Board of Directors meeting on July 26, 2006, and on November 7, 2006..

In addition to the above purchase of treasury shares, the following also occurred during and after the year ended June 30, 2006:

›

as of June 30, 2005, Santa Lina, a wholly-owned subsidiary of Pernod Ricard SA, held 66,461 shares in SIFA totaling €6.2 million. SIFA held 3,209,032 shares in Pernod Ricard totaling €472 million. On January 16, 2006, SIFA and Pernod Ricard SA merged. As a consequence, shares of Pernod Ricard previously held by SIFA were transferred to Santa Lina in the proportion and for the amounts set forth above;

›

on September 20, 2006, our Board of Directors decided on the dissolution without liquidation of Santa Lina pursuant to the provisions of Article 1844-5 of the French Civil Code. Following the completion of the dissolution without liquidation of Santa Lina on November 7, 2006, which resulted in the transfer of 3,209,032 Pernod Ricard shares to the Company, the shareholders’ meeting held on November 7, 2006 resolved to cancel these 3,209,032 shares by means of a capital decrease amounting to €9,947,999.20, thus reducing the Company’s share capital from €291,797,134.80 to €281,849,135.60 and leading to a decrease in the number of the Company’s shares from 94,128,108 to 90,919,076.

108     2006 FORM 20-F – PERNOD RICARD

Back to contents

PART III

ITEM 17

FINANCIAL STATEMENTS

See pages F-1 through F-79 for Pernod Ricard’s audited consolidated financial statements for the years ended June 30, 2006 and 2005.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.

ITEM 19

EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association (Statuts) of Pernod Ricard (unofficial English translation) (updated as of November 7, 2006).
4.1

€4,590,000,000, US$3,890,000,00 and €1,750,000,000 EUR, USD and Multicurrency Facilities Agreement, dated April 21, 2005, for Pernod Ricard S.A. arranged by J.P. Morgan Plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland, SG Corporate and Investment Banking as Mandated Lead Arrangers, J.P. Morgan Plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland Plc as Bookrunners, with BNP Paribas acting as Agent.

8.0	List of the Company’s consolidated subsidiaries at June 30, 2006 is provided in note 23 to the consolidated financial statements included in Item 17 of this Annual Report.
11.1	Pernod Ricard Organisation Charter.
12.1	Certification of Chairman and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Deputy Managing Director in charge of Finance, required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chairman and Chief Executive Officer and Deputy Managing Director in charge of Finance, required by Section 906 of the Sarbanes-Oxley Act of 2002

2006 FORM 20-F – PERNOD RICARD     109

Back to contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 20, 2006		PERNOD RICARD SA
(Registrant)
	By:	/s/ Patrick Ricard
	Name:	Patrick Ricard
	Title:	Chairman and Chief Executive Officer

110     2006 FORM 20-F – PERNOD RICARD

Back to contents

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRMS

F-2

CONSOLIDATED INCOME STATEMENTS

F-3

CONSOLIDATED BALANCE SHEETS

F-4

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

F-6

CONSOLIDATED CASH FLOW STATEMENTS

F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2006 FORM 20-F – PERNOD RICARD     F-1

Back to contents

Report of Independent Public Accounting Firms

To the Shareholders and the Board of Directors of Pernod Ricard SA:

We have audited the accompanying consolidated balance sheets of Pernod Ricard S.A. and its subsidiaries (the “Group”) as of June 30, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2006 (all expressed in millions of euros). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

Neuilly-sur-Seine and Courbevoie,  December 20, 2006

/s/ DELOITTE & ASSOCIÉS	/s/ MAZARS & GUÉRARD

F-2     2006 FORM 20-F – PERNOD RICARD

Back to contents

Consolidated income statements

		Year ended June 30,
(in euro million)	Notes	2006	2005(1)
Net sales		6,066	3,611
Cost of sales		(2,488)	(1,455)
Gross margin		3,578	2,156
A&P and distribution costs		(1,248)	(743)
Contribution after A&P expenses		2,330	1,413
Selling, general and administrative expenses		(1,075)	(685)
Operating profit from ordinary activities		1,255	729
Other operating income and expenses	5	(126)	16
Operating profit		1,129	745
Financial income (expense)	4	(410)	(88)
Income tax	6	(108)	(163)
Share of net profit/(loss) of associates		2	-
Net profit from continuing operations		613	493
Net profit from discontinued operations		57	-
Net profit		670	493
Including:
Attributable to minority interests		31	9
Attributable to equity holders of the parent		639	484
Earnings per share - basic (in euros)	7	7.53	7.55
Earnings per share - diluted (in euros)	7	7.29	6.81
Net earnings per share from continuing operations (excluding discontinued operations) – basic (in euros)	7	6.86	7.55
Net earnings per share from continuing operations (excluding discontinued operations) – diluted (in euros)	7	6.64	6.81
(1) Comparative figures adjusted as a result of the transition to IFRS (see Note 24).

The accompanying notes are an integral part of the consolidated financial statements.

2006 FORM 20-F – PERNOD RICARD     F-3

Back to contents

Consolidated balance sheets

→

ASSETS

(in euro million)	Notes	June 30, 2006	June 30, 2005(1)
Non-current assets
Intangible assets	8	8,028	1,993
Goodwill	8	3,527	217
Property, plant & equipment	9	1,637	853
Biological assets		53	19
Non-current financial assets	10	142	74
Investments in associates		10	5
Deferred tax assets	6	821	354
Non-current assets		14,218	3,515
Current assets
Inventories	11	3,327	2,179
Operating receivables	12	1,390	855
Other receivables		294	323
Current derivative instruments		84
Cash and cash equivalents	14	447	135
Current assets		5,542	3,492
Total assets		19,760	7,007
(1) Comparative figures adjusted as a result of the transition to IFRS (see Note 24)

The accompanying notes are an integral part of the consolidated financial statements.

F-4     2006 FORM 20-F – PERNOD RICARD

Back to contents

→

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in euro million)	Notes	June 30, 2006	June 30, 2005(1)
Shareholders’ equity
Share capital		292	219
Additional paid-in capital		2,539	38
Retained earnings and currency translation adjustments		2,230	1,789
Net income attributable to equity holders of the parent		639	484
Shareholders’ equity - attributable to equity holders of the parent		5,700	2,530
Minority interests		172	35
Of which profit attributable to minority interests		31	9
Total shareholders’ equity		5,872	2,565
Non-current liabilities
Non-current provisions	13	707	186
Provisions for pensions and other long-term employee benefits	13	1,009	181
Deferred tax liabilities	6	2,264	551
Bonds	14	1,705	502
Non-current derivative instruments	14	58	-
Other non-current financial liabilities	14	4,534	507
Total non-current liabilities		10,277	1,927
Current liabilities
Current provisions	13	458	121
Operating payables	17	2,526	934
Other payables		127	177
Other current financial liabilities	15	500	1,270
Current derivative instruments			13
Total current liabilities		3,610	2,515
Total liabilities and shareholders’ equity		19,760	7,007
(1) Comparative figures adjusted as a result of the transition to IFRS (see Note 24).

The accompanying notes are an integral part of the consolidated financial statements.

2006 FORM 20-F – PERNOD RICARD     F-5

Back to contents

Statement of changes in shareholders’ equity

(in euro million)	Share Capital	Additional paid-in capital	Retained earnings	Net profit attributable to equity holders of the parent	Changes in fair value	Currency translation adjustments	Treasury shares	Total attributable to equity holders of the parent	Minority interests	Total share-holder’s equity
At July 1, 2004	219	38	2,175	169		(176)	(147)	2,278	29	2,307
Appropriation of net profit to retained earnings			169	(169)				-		-
Net profit				484				484	9	493
Currency translation adjustments						38		38		38
Share-based payment			14					14		14
Fair value of cash flow hedges					(9)			(9)		(9)
Income and expenses recognised directly through equity			14		(9)	38		43		43
Purchase/sale of treasury shares							(143)	(143)		(143)
Distribution of dividends by the parent company			(137)					(137)	(3)	(140)
Other movements			5					5		5
At June 30, 2005(1)	219	38	2,226	484	(9)	(138)	(290)	2,530	35	2,565
Appropriation of net profit to retained earnings			484	(484)				-		-
Net profit				639				639	31	670
Currency translation adjustments						2		2		2
Share-based payment			21					21		21
Fair value of cash flow hedges					62			62		62
Income and expenses recognised directly through equity			21		62	2		85		85
Capital increase	73	2,501	(27)					2,548		2,548
Purchase of treasury shares							(20)	(20)		(20)
Distribution of dividends by the parent company			(92)					(92)	(21)	(113)
Change in scope of consolidation								-	127	127
Other movements			10					10		10
At June 30, 2006	292	2,539	2,622	639	53	(136)	(309)	5,700	172	5,872
(1) Comparative figures adjusted as a result of the transition to IFRS (see note 24).

The accompanying notes are an integral part of the consolidated financial statements.

F-6     2006 FORM 20-F – PERNOD RICARD

Back to contents

Consolidated cash flow statements

		Year ended June 30,
(in euro million)	Notes	2006	2005(1)
Cash flow from operating activities
Net profit attributable to equity holders of the parent		639	484
Minority interests		31	9
Share of net profit/(loss) of associates, net of dividends received		(2)	-
Financial income (expense)		410	88
Income tax expense		108	163
Net profit from discontinued operations		(57)	-
Depreciation and amortization		148	101
Net changes in provisions		(7)	(38)
Net change in impairment of goodwill and intangible assets		23	15
Impact of derivatives hedging trading transactions		(3)	5
Fair value adjustments on biological assets and investments		2	1
Net (gain)/loss on disposal of assets		(325)	(52)
Share-based payment expense		21	14
Decrease/(increase) in working capital	18.1	238	(23)
Interest (paid) received		(337)	(86)
Income taxes (paid) received		(175)	(183)
Cash flow from operating activities		713	498
Cash flow from investing activities
Capital expenditures		(338)	(154)
Proceeds from disposals of property, plant & equipment and intangible assets		301	57
Cash expenditures for acquisition of non-current financial assets	18.2	(9,123)	(145)
Cash proceeds from the disposals of non-current financial assets	18.3	6,487	102
Cash flow from investing activities		(2,674)	(140)
Cash flow from financing activities
Dividends paid		(113)	(140)
Other changes in shareholders’ equity		24	(7)
Issuance of long-term debt		8,277	-
Repayment of long-term debt	18.4	(5,904)	(89)
(Acquisition)/disposal of treasury shares	18.5	(20)	(143)
Cash flow from financing activities		2,265	(379)
Increase / (decrease) in cash and cash equivalents (before effect of exchange rate changes)		305	(21)
Net effect of exchange rate changes		7	(6)
Increase/(decrease) in cash and cash equivalents (after effect of exchange rate changes)		312	(27)
Cash and cash equivalents at beginning of period		135	162
Cash and cash equivalents at end of period		447	135
(1) Comparative figures adjusted as a result of the transition to IFRS (see note 24).

The accompanying notes are an integral part of the consolidated financial statements.

2006 FORM 20-F – PERNOD RICARD     F-7

Back to contents

Notes to the consolidated financial statements

Pernod Ricard is a French Company (société anonyme), subject to all laws governing commercial companies in France, including in particular the provisions of the French Commercial Code. The Company is headquartered at 12, place des États-Unis, 75116 Paris and is listed on the Paris stock market. The consolidated financial statements reflect the accounting position of Pernod Ricard and its subsidiaries (hereafter the “Group”). They are reported in euros (€ except for per share data), rounded to the nearest million.

On September 20, 2006, the Board of Directors approved the consolidated financial statements for the year ended June 30, 2006. These financial statements have been approved by the shareholders’ meeting held on November 7, 2006.

NOTE 1.

ACCOUNTING POLICIES

F-10

NOTE 2.

SCOPE OF CONSOLIDATION

F-18

NOTE 3.

SEGMENT REPORTING

F-20

NOTE 4.

FINANCIAL INCOME (EXPENSE)

F-22

NOTE 5.

OTHER OPERATING INCOME AND EXPENSES

F-23

NOTE 6.

INCOME TAX

F-23

NOTE 7.

EARNINGS PER SHARE

F-25

NOTE 8.

INTANGIBLE ASSETS AND GOODWILL

F-26

NOTE 9.

PROPERTY, PLANT & EQUIPMENT

F-28

NOTE 10.

NON-CURRENT FINANCIAL ASSETS

F-29

NOTE 11.

INVENTORIES

F-31

NOTE 12.

OPERATING RECEIVABLES

F-31

NOTE 13.

PROVISIONS

F-32

NOTE 14.

FINANCIAL LIABILITIES

F-37

NOTE 15.

MARKET VALUE OF FINANCIAL INSTRUMENTS

F-41

NOTE 16.

CURRENCY AND INTEREST RATE DERIVATIVES

F-42

NOTE 17.

OPERATING PAYABLES

F-43

NOTE 18.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

F-44

NOTE 19.

SHAREHOLDERS EQUITY

F-45

NOTE 20.

STOCK OPTIONS

F-46

NOTE 21.

FINANCIAL COMMITMENTS AND LITIGATIONS

F-48

NOTE 22.

EVENTS AFTER THE BALANCE SHEET DATE

F-50

NOTE 23.

LIST OF MAIN CONSOLIDATED COMPANIES

F-50

NOTE 24.

EXPLANATORY NOTES REGARDING THE TRANSITION TO IFRS AT JUNE 30, 2005

F-55

NOTE 25.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ACCOUNTING PRINCIPLES USED
IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP AND
ACCOUNTING PRINCIPLES GENERALLY USED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

F-8     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 1.

ACCOUNTING POLICIES

→ 1.

PRINCIPLES AND ACCOUNTING STANDARDS GOVERNING THE PREPARATION OF THE FINANCIAL STATEMENTS

Because of its listing in a country of the European Union (EC), and in accordance with EC regulations 1606/2002 and 1725/2003, the consolidated financial statements of the Pernod Ricard Group (hereafter “the Group”) for the financial year ending June 30, 2006 have been prepared in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union. These standards include the standards approved by the International Accounting Standards Board (IASB), being IFRS, IAS (International Accounting Standards) and their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor, the Standing Interpretations Committee (SIC).

In order to provide comparative information, the opening balance sheet at July 1, 2004 was prepared in accordance with the provisions of IFRS 1 (First-time adoption of IFRS). In accordance with IFRS 1, the impacts of the transition to IFRS are presented in Note 24.

→ 2.

OPTIONS ON FIRST-TIME APPLICATION OF IFRS

In its opening balance sheet at July 1, 2004, the Group retrospectively applied the provisions of IFRS, with certain exceptions in accordance with IFRS 1. In this context, the Group retained the following options:

›

business combinations: Business combinations completed before the transition date (being July 1, 2004) were not adjusted;

›

currency translation adjustments: the Group retained the option provided by IFRS 1 and thus all currency translation adjustments, which had previously arisen from the translation of the accounts of foreign subsidiaries into euros, have been reclassified to retained earnings at the transition date;

›

intangible assets and property, plant and equipment: the Group used the option of measuring certain intangible assets and property, plant and equipment at fair value in the opening balance sheet. The effect of this option was not significant to the consolidated financial position as at the transition to IFRS;

›

financial instruments: the Group applied the amended versions of IAS 32 and IAS 39 as from July 1, 2004;

›

share-based payments: the Group applied IFRS 2 (Share-based payment) as from July 1, 2004 to all instruments granted after November 7, 2002 and not yet fully vested at July 1, 2004.

In addition, the Group did not elect for early application of IFRS 5 as of July 1, 2004.

→ 3.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

No IFRS interpretation or standard issued but not yet effective has been applied early. Among the IFRS interpretations and standards issued at the date of approval of these financial statements that are not yet effective, for which the Group did not elect for early adoption, the main ones that are likely to affect the Group are:

›

Amendments to IAS 19 (Employee benefits): effective for annual periods beginning on or after January 1, 2006;

›

IAS 39 (Cash flow hedge accounting of forecast intra-group transactions): effective for annual periods beginning on or after January 1, 2006;

›

IFRS 7 (Financial instruments: Disclosures): effective for annual periods beginning on or after January 1, 2007;

›

IAS 1 (Amendments relating to capital disclosures): effective for annual periods beginning on or after January 1, 2007;

›

IFRIC 8 (Scope of application of IFRS 2): effective for annual periods beginning on or after May 1, 2006;

›

IFRIC 4 (Determining Whether an Arrangement Contains a Lease), issued in December 2004, effective for annual periods beginning on or after January 1, 2006;

›

IFRS 8 (Operating Segments), issued in November 2006, effective for annual periods beginning on or after January 1, 2009.

›

Amendments to IAS 39 on Cash Flow Hedges and Forecasts – Intragroup Transactions, issued in April 2005, effective for annual periods beginning on or after January 1, 2006.

2006 FORM 20-F – PERNOD RICARD     F-9

Back to contents

The Group is currently in the process of determining the potential impacts of the application of these standards and interpretations on its consolidated results, financial position and changes in cash flows and on the contents of the notes to its consolidated financial statements.

→ 4.

CONSOLIDATION SCOPE AND METHODS

The consolidated financial statements include the financial statements of the parent Company, Pernod Ricard SA, and those of entities controlled by the parent Company (“the subsidiaries”). Control is the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Minority interests in the net assets of consolidated subsidiaries are presented separately from shareholders’ equity attributable to equity holders of the parent. Minority interests include the amount of such minority interests at the date of the original business combination and minority interests in changes in shareholders’ equity since the date of the business combination.

→ 5.

MEASUREMENT BASIS

The financial statements are prepared in accordance with the historical cost method, except for certain categories of assets and liabilities, which are measured at fair value in accordance with the methods provided for by IFRS.

→ 6.

PRINCIPAL UNCERTAINTIES ARISING FROM THE USE OF ESTIMATES

Preparation of consolidated financial statements in accordance with IFRS requires that the Group make a certain number of estimates and assumptions, considered to be realistic and reasonable. Certain facts and circumstances could lead to changes in these estimates or assumptions, which could affect the amounts of the Group’s assets, liabilities, shareholders’ equity and items of profit and loss. These estimates are made on the basis of the going concern assumption and are prepared on the basis of the information available at the time of their preparation. Estimates may be revised if the circumstances on which they were based change or if new information becomes available. Future outcomes can differ from these estimates.

Goodwill and intangible assets

As indicated in Note 1.8, in addition to annual impairment tests with respect to goodwill and intangible assets with indefinite useful lives (i.e., brands), impairment tests are carried out if there is an indication that the value of an intangible asset has been impaired. Any impairment loss recognised is determined using discounted future cash flows and/or fair values of the related assets in question. Changes in market conditions or of cash flows initially estimated may thus lead to an adjustment of a previously recognised impairment. The carrying amount of goodwill was respectively €3,527 million and €217 million at June 30, 2006 and June 30, 2005. Carrying amount of other intangible assets (mainly brands) was €8,028 million and €1,993 million at June 30, 2006 and June 30, 2005 respectively.

The data and assumptions used as of June 30, 2006 for impairment tests on goodwill and intangible assets with indefinite useful lives, for the cash generating units (CGUs), are as follows:

	Method used to determine the recoverable amount	Carrying amount of goodwill	Carrying amount of brands and other intangible assets	Value in use
				Discount rate	Period over which cash flows are discounted	Growth rate
France	Value in use based on the discounted cash flow method	215	536	7.02%	Indefinite	From -2% to 2%
Europe		1,195	2,658	7.65%	Indefinite	From -2% to 2%
Americas		1,307	2,864	7.91%	Indefinite	From -2% to 2%
Asia/Rest of the World		809	1,969	8.45%	Indefinite	From -2% to 2%

Provisions for pensions and other long-term employee benefits

As indicated in Note 1.20, the Group sponsors defined benefit and defined contribution pension plans. In addition, provisions are also recognised in respect of certain other post-employment benefits such as life insurance and medical care (mainly in the United States and the United Kingdom).

F-10     2006 FORM 20-F – PERNOD RICARD

Back to contents

All of these benefit obligations are evaluated on the basis of actuarial calculations which involve use of assumptions such as discount rates, expected returns on plan assets, average future salary increases, rate of employee turnover and life expectancy.

These assumptions are generally updated annually. Assumptions used in the preparation of the financial statements for the year ended 30 June 2006 and their methods of determination are set out in Note 13. The Group considers that the actuarial assumptions used are appropriate and justified, however changes that could be made to such actuarial assumptions in the future may have a material impact on the amount of the Group’s benefit obligations and on its results. A change of one point in the rate of increase of medical and healthcare expenses would have an impact of approximately €-20/+25 million on the amount of the benefit obligation in respect of post-employment medical and healthcare coverage.

Deferred taxes

As indicated in Note 1.22, deferred tax assets recognised result mainly from tax loss carry forwards and from temporary differences between the tax and book values of assets and liabilities. Deferred tax assets in respect of tax losses are recognised if it is probable that the Group will have future taxable profits against which such losses will be used. At 30 June 2006, the amount of deferred tax assets is €821 million. Assessment of the Group’s ability to use these tax loss carry forwards involves a significant judgment. The Group analyses the positive and negative evidence which enable it to conclude whether or not it is probable that it will be able to use these tax loss carry forwards in the future.

Provisions

As indicated in Note 13, the Group is involved in certain litigations and claims in the ordinary course of business. In certain cases, the amounts requested by the claimants are significant and the legal proceedings can take several years. In this context, provisions are calculated on the basis of the Group’s best estimate of the amount that will be payable which is itself based on the information available – notably that provided by the Group’s legal advisors. Any change to assumptions can have a significant effect on the amount of the provision recognised.

→ 7.

BUSINESS COMBINATIONS

Business combinations are recognised according to the purchase accounting method, in application of IFRS 3 (Business combinations). Identifiable assets, liabilities and contingent liabilities of the acquired entity are recognised at fair value at the date of acquisition, after an allocation period of a maximum duration of 12 months from the date of acquisition. The excess of the cost of acquisition over the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill and is subject to impairment tests, at least once a year and as soon as there is an indication that it may be impaired. In the event that the Group’s share of fair value exceeds the purchase price, the Group will reassess the identification and measurement of the identifiable assets, liabilities and contingent liabilities acquired before recognition as income.

→ 8.

GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill is subject to an impairment test at least once a year and as soon as an indication is identified that its value may have been impaired. To perform these tests, goodwill is allocated to Cash-Generating Units (CGUs), corresponding to groups of assets which jointly generate identifiable cash flows. Methods and assumptions used for impairment tests performed in respect of Cash-Generating Units is described out in Note 1.10. If an impairment is identified, an impairment loss is recognised in profit and loss for the financial year.

Intangible assets

Intangible assets are measured at cost on initial recognition. With the exception of brands, they are amortised on a straight-line basis over their period of use, and are written down when their recoverable amount is less than their carrying amount.

Fair value of identifiable acquired brands is determined using an actuarial calculation of estimated future operating profit after tax corresponding to the fair value of the brands at the date of acquisition.

2006 FORM 20-F – PERNOD RICARD     F-11

Back to contents

→ 9.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recognised at acquisition cost and are analysed by component. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets. The useful life is reviewed on a regular basis. Items of property, plant and equipment are written down when impaired; i.e., when their recoverable amount falls below their carrying amount. The average depreciable lives for the major categories of property, plant and equipment are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other property, plant & equipment	3 to 5 years

In accordance with IAS 17, assets acquired under finance lease contracts are capitalised when the lease contract transfers substantially all the risks and rewards related to the asset to the Group. Buildings which have been subject to sale and leaseback contracts are treated in a similar manner.

Depreciation of property, plant and equipment is recognised within operating profit in the income statement.

→ 10.

IMPAIRMENT OF NON-CURRENT ASSETS

In accordance with IAS 36, intangible assets and property, plant and equipment are subject to impairment tests in certain circumstances.

For non-current assets with indefinite useful lives (goodwill and brands), an impairment test is conducted at least once a year and as soon as there is an indication that the value of an asset has been impaired. Assets subjected to impairment tests are included into Cash-Generating Units (CGUs), corresponding to linked groups of assets, which generate identifiable cash flows. The CGUs include assets related to the Group’s brands and are grouped in accordance with the four geographical areas defined by the Group, on the basis of the sale destination of the products.

When the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognised within operating profit. The recoverable amount of the CGU is the higher of its fair value, net of costs to sell, and its value in use. Value in use is calculated using profit projections over a 20 year period, prepared using management forecasting tools (for the first 3 years) and using an estimate for the following years based on long term trends of the brands in question. The calculation takes into account a terminal value calculated taking into account the growth and profitability profile of each brand. The discount rate applicable takes into account the geographical distribution of profits.

The discount rate used for these calculations is the weighted average cost of capital which amounted to 8.3% at June 30, 2005 and 8.4% at June 30, 2006. A different discount rate was used to take account of the risks specific to certain markets or geographical areas in calculating the cash flows. Assumptions made in terms of future changes in sales and of terminal values are reasonable and in accordance with market data available for each of the Cash Generating Units. Additional impairment tests are performed if events or specific circumstances show that potential impairment exists.

→ 11.

FOREIGN CURRENCY TRANSLATION

11.1

Reporting currency used in the consolidated financial statements

The Group’s consolidated financial statements are prepared in Euro, which is the functional currency and the reporting currency of the parent company.

11.2

Functional currency

The functional currency of an entity is the currency of the economic environment in which it mostly operates. In most cases, the functional currency is the entity’s local currency. However, in certain entities, a functional currency different from the local currency may be used if it reflects the entity’s economic environment and the currency in which most of the entity’s transactions are denominated.

11.3

Translation of transactions denominated in foreign currencies

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate at the transaction date. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Foreign currency gains and losses arising are recognised in profit and loss for the period. Non-monetary assets and liabilities denominated in foreign currencies are recognised at the historical exchange rate applicable at the transaction date.

F-12     2006 FORM 20-F – PERNOD RICARD

Back to contents

11.4. Translation of financial statements of subsidiaries whose functional currency is different from the euro (the reporting currency)

The balance sheet is translated into euros at year-end exchange rates. The income statement and cash flows are translated on the basis of average exchange rates. Differences resulting from the translation of the financial statements of these subsidiaries are recognised in currency translation adjustments within shareholders’ equity. On disposal of a foreign entity, currency translation adjustments previously recognised in shareholders’ equity are recognized through net profit.

→ 12.

RESEARCH AND DEVELOPMENT COSTS

In the context of the Group’s activities, and in accordance with IAS 38 (Intangible assets), research and development costs are recognised in expenses in the financial year they are incurred, except for certain development costs which meet the capitalisation criteria prescribed by the standard. Application of this policy did not lead the Group to capitalise a significant amount of development costs in the financial years ended June 30, 2006 and 2005.

→ 13.

ASSETS HELD FOR SALE AND OPERATIONS HELD FOR SALE

In accordance with IFRS 5 (Non-current assets held for sale and operations held for sale), assets and liabilities held for sale are not subject to depreciation or amortisation. They are shown separately in the balance sheet for an amount corresponding to the lower of their carrying amount and their fair value less costs to sell. An asset is considered as being held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. A discontinued operation represents a major line of business or geographical area of operations for the Group that is subject either to a sale or to reclassification as an asset held for sale. Discontinued operations also include subsidiaries acquired exclusively with a view to resale. Balance sheet and income statement items related to discontinued operations held for sale are presented under specific captions in the consolidated financial statements.

→ 14.

INVENTORIES

Inventories are measured at the lower of cost (acquisition cost and cost of production, including indirect production overheads) and net realisable value. Net realisable value is the selling price less the estimated costs of completion and sale of the inventories. Most inventories are valued using the weighted average cost method. The cost of long-cycle inventories is calculated using a single method which includes distilling and ageing maturing costs but excludes finance costs. These inventories are classified in current assets, although a substantial part remains in inventory for more than one year before being sold.

→ 15.

AGRICULTURE

IAS 41 (Agriculture) sets out the accounting treatment of operations involving biological assets (for example, vines and agave before harvest) destined for sale or for agricultural produce (for example, grapes). IAS 41 should apply to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Group. IAS 41 requires that biological assets and their production (harvests) be recognised at fair value in the balance sheet, after deducting estimated point-of-sale costs, as from the date at which it is possible to obtain a reliable assessment of price, for example by reference to an active market. Changes in fair value are recognised in profit and loss.

→ 16.

FINANCIAL LIABILITIES AND DERIVATIVE INSTRUMENTS

IAS 32 and IAS 39 relating to financial instruments have been applied as from July 1, 2004.

2006 FORM 20-F – PERNOD RICARD     F-13

Back to contents

16.1.

Derivative instruments

In application of the amended version of IAS 39 (Financial instruments: recognition and measurement), all derivative instruments must be recognised at fair value in the balance sheet. If the derivative has been designated as a fair value hedge, changes in the value of the derivative and of the hedged item are recognised in profit and loss in the same period. If the derivative has been designated as a cash flow hedge, the change in value of the effective component of the derivative is recognised in shareholders’ equity. It is taken to profit and loss when the hedged item is itself recognised in profit and loss. The change in value of the ineffective component of the derivative is however recognised directly through profit and loss. If the derivative is designated as a hedge of a net foreign currency investment, the change in value of the “effective” component of the derivative is recognised in equity and the change in value of the component considered to be “ineffective” is recognised in profit and loss.

16.2.

Financial liabilities

Borrowings and other financial liabilities are recognised, on the basis of their effective interest rates, in accordance with the amortised cost method. The effective interest rate includes all costs, commissions and fees payable under the contract between the parties. Under this method, costs that are directly attributable to the acquisition or issue of the financial liability are recognised in profit and loss on the basis of the effective interest rate.

16.3.

Compound instruments

Certain financial instruments comprise both a debt component and an equity component. The different components of these instruments are recognised in shareholders equity and in financial liabilities for their respective amounts, in accordance with the amended version of IAS 32 (Financial instruments: presentation and disclosure). Thus if a financial instrument includes different components, certain of which have the characteristics of debt instruments and others those of equity instruments, the issuer must classify these different components separately from each other. A single instrument must, if applicable, be partly recognised within financial liabilities and partly within equity. This category of instruments includes financial instruments that create a liability for the issuer and that grant an option to the holder of the instrument to convert it into an equity instrument of the issuer. When the nominal amount of a compound financial instrument is allocated to its equity and debt components, the equity component is equal to the difference between the nominal value of the instrument and the debt component. The debt component is calculated using the market value of a similar liability that does not have an associated equity component.

→ 17.

NON-CURRENT FINANCIAL ASSETS

Non-current financial assets include investments in associates, available-for-sale financial assets, investment-related loans and receivables and other non-current financial assets.

17.1

Available-for-sale financial assets

Available-for-sale financial assets include the Group’s investments in associates and in non-consolidated companies and in securities which do not satisfy the criteria for classification as short-term investments included in cash equivalents. On initial recognition, they are measured at cost. At subsequent balance sheet dates, available-for-sale financial assets are measured at fair value when reliably measurable and otherwise at cost. Changes in fair value are recognised directly in shareholders’ equity except where a reduction in value compared with the historical acquisition cost constitutes an other-than-temporary impairment in the asset’s value. Fair value is determined on the basis of the financial criteria most appropriate to the specific situation of each company. The criteria generally used are: stock market price, share of the entity’s net assets and expected future profitability.

17.2

Loans and receivables

This category mainly includes investment-related loans and receivables, current account advances granted to associates and non-consolidated entities and guarantee deposits.

→ 18.

TREASURY SHARES

Treasury shares are recognised on acquisition as a deduction from shareholders’ equity. Subsequent changes in the value of treasury shares are not recognised. When treasury shares are sold, any difference between the acquisition cost and the fair value of the shares at the date of sale is recognised as a change in shareholders’ equity and has no impact on profit and loss for the year.

F-14     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ 19.

CASH AND CASH EQUIVALENTS

In accordance with IAS 7 (Cash flow statements), cash and cash equivalents presented in balance sheet and shown in the statement of cash flows include cash on hand, demand deposits and assets readily convertible into a known amount of cash, and which are subject to an insignificant risk of change in their value. Cash equivalents are short-term investments with a maturity of less than three months from the date of purchase. Bank overdrafts, which are considered to be equivalent to financing, are excluded from cash and cash equivalents.

→ 20.

PROVISIONS AND RESTRUCTURING EXPENSES

20.1.

Types of liabilities for which provisions are recognised

In accordance with IAS 37 (Provisions, contingent liabilities and contingent assets), provisions are recognised to cover probable outflows of resources that can be estimated and that result from present obligations relating to past events. In the case where a potential obligation resulting from past events exists, but where occurrence of the outflow of resources is not probable or where the amount cannot be reliably estimated, a contingent liability is disclosed among the Group’s commitments. The amounts provided are measured taking account of the most probable assumptions or using statistical methods, depending on the nature of the obligations. Provisions notably include:

›

provisions for pensions and other long-term employee benefits;

›

provisions for restructuring;

›

provisions for litigation (tax, legal, employee-related).

20.2.

Restructuring expenses

The cost of restructuring is fully provided for in the financial year, and is recognised in profit and loss within “other operating income and expenses”, when it results from a Group obligation, to third parties, arising from a decision taken by the appropriate board that has been announced to the third parties in question before the balance sheet date. Restructuring expenses mainly involve redundancy payments, early-retirement payments, costs of notice periods not served, training costs of departing individuals and costs of site closure. Scrapping of property, plant and equipment, impairment of inventories and other assets, as well as other costs (moving costs, training of transferred individuals, etc.) directly related to the restructuring measures are also recognised in restructuring expenses. The amounts provided for correspond to forecasted future payments to be made in connection with restructuring plans, discounted to present value when the timetable for payment is such that the effect of the time value of money is significant.

20.3.

Provisions for pensions and other long-term employee benefits

In accordance with applicable national legislation, the Group’s employee benefit obligations are composed of:

›

long-term post-employment benefits (retirement bonuses, pensions, medical and healthcare expenses, etc.);

›

long-term benefits payable during the period of employment.

Defined contribution plans

Contributions are recognised in expenses as incurred. As the Group is not committed beyond the amount of such contributions, no provision is recognised in respect of defined contribution plans.

Defined benefit plans

For defined benefit plans, the projected unit credit method is used to measure the present value of defined benefit obligations, current service cost and, if applicable, past service cost. The measurement is made at each balance sheet date and the personal data concerning employees (e.g., salaries, mortality rates, turnover rates) is revised at least every three years. The calculation requires the use of economic assumptions (inflation rate, discount rate, expected return on plan assets) and assumptions concerning employees (mainly: average salary increase, rate of employee turnover, life expectancy). Plan assets are measured at their market value at each balance sheet date. The balance sheet provision corresponds to the discounted value of the defined benefit obligation, adjusted for unrecognised past service cost and unrecognised actuarial gains and losses, and net of the fair value of plan assets. Actuarial gains and losses mainly arise where estimates differ from actual outcomes (for example between the expected value of plan assets and their actual value at the balance sheet date) or when changes are made to long-term actuarial assumptions (for example: discount rate, rate of increase of salaries). In the case of long-term benefits payable during the period of employment (such as long-service awards and jubilee benefits), any actuarial gains and losses are fully recognised at each balance sheet date. In other cases, actuarial gains and losses are only recognised when, for a given plan, they represent more than 10% of the greater of the present value of the benefit obligation and the fair value of plan assets (i.e. the “corridor” method). Recognition of the provision is on a straight-line basis over the average number of remaining years of service of the employees in the plan in question (amortisation of actuarial gains and losses). The expense recognised in respect of the benefit obligations described above includes:

2006 FORM 20-F – PERNOD RICARD     F-15

Back to contents

›

expenses relating to the acquisition of an additional year’s rights;

›

interest cost;

›

income corresponding to the expected return on plan assets;

›

income or expense corresponding to the amortisation of actuarial gains and losses;

›

past service cost;

›

income or expense related to changes to existing plans or the creation of new plans;

›

income or expense related to any plan curtailments or settlements.

The expense arising from the change in net obligations for pensions and other long-term employee benefits is recognised within operating profit from ordinary activities or within financial income (expense) on the basis of the nature of the underlying item.

→ 21.

SALES

Revenue is measured at the fair value of the consideration received or to be received, after deducting trade discounts, volume rebates and sales-related taxes and duties. Sales are recognised when significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title.

21.1.

Costs of services rendered in connection with sales

Pursuant to IAS 18 (Revenue), certain costs of services rendered in connection with sales, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at point of sale, are deducted directly from sales if there is no separately identifiable service whose fair value can be reliably measured.

21.2.

Duties

Pursuant to IAS 18, certain import duties in Asia were classified as cost of sales, as these duties are not specifically re-billed to the customers (as are Social Security stamps in France, for example).

21.3.

Discounts

Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but rather are deducted directly from net sales (excluding tax and duties).

→ 22.

DEFERRED TAX

Deferred tax is recognised on all temporary differences between the tax and book value of assets and liabilities in the consolidated balance sheet and is measured using the balance sheet approach. The effects of changes in tax rates are recognised in shareholders’ equity or in profit and loss in the year in which the change of tax rates is decided. Deferred tax assets are recognised in the balance sheet when it is more likely than not that they will be recovered in future years. Deferred tax assets and liabilities are not discounted. In order to evaluate the Group’s ability to recover these assets, account is notably taken of forecasts of future taxable profits.

→ 23.

SHARE-BASED PAYMENTS

The Group applies IFRS 2 (Share-based payments) as from July 1, 2004 to all instruments granted after November 7, 2002 and not yet fully vested at July 1, 2004. In application of this standard, stock options granted to employees are measured at fair value. The amount of such fair value is recognised in profit and loss over the vesting period of the award. The fair value of options is calculated using the binomial valuation model taking into account the characteristics of the plan and market data at the date of grant and on the basis of management assumptions.

F-16     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ 24.

EARNINGS PER SHARE

Basic and diluted earnings per share are calculated on the basis of the weighted average number of outstanding shares, less the weighted average number of dilutive instruments.

The calculation of diluted earnings per share takes into account the potential impact of the exercise of all dilutive instruments (such as stock options and convertible bonds) on the theoretical number of shares. When funds are obtained at the date of exercise of the dilutive instruments, the “treasury stock” method is used to determine the theoretical number of shares to be taken into account. When funds are obtained at the issue date of the dilutive instruments, net profit is adjusted for the finance cost, net of tax, relating to these instruments.

→ 25.

CONTRIBUTION AFTER EXPENSES AND OPERATING PROFIT FROM ORDINARY ACTIVITIES

Contribution after advertising and promotion (“A&P”) expenses includes gross margin and expenses related to marketing and sales that are incurred in connection with the Group's advertising and promotional activities. Operating profi t from ordinary activities is the indicator used internally to measure the Group's operational performance. Such fi nancial measure excludes other operating income and expenses that are likely to distort the understanding of our operating results from ordinary activities such as costs related to the acquisition of Allied Domecq (restructuring, integration and other related costs, etc.), capital gains and losses on disposals arising on transactions carried out following the acquisition of Allied Domecq as well as other operating expenses. These other operating income and expenses have been excluded from operating profit from ordinary activities because the Group believes that these items have little predictive value due to their nature, frequency and/or materiality. The nature of these other operating income and expenses is detailed in Note 5.

NOTE 2.

SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation at June 30, 2006 are as follows:

→ 1.

ACQUISITION OF ALLIED DOMECQ

On July 26, 2005, Pernod Ricard acquired 100% of the Allied Domecq Group for an amount of £7.4 billion (€10.7 billion), paid partly in cash (81% of total consideration) and partly in Pernod Ricard shares (19% of total consideration).

→ 2.

DISPOSALS

In connection with the acquisition of Allied Domecq, Pernod Ricard disposed of certain assets.

Disposals to Fortune Brands

The disposal of the following assets, for £2.7 billion (€4 billion) and the additional consideration of £0.2 billion (€0.3 billion) as a result of the purchase price adjustment between Pernod Ricard and Fortune Brands, occurred between July 27, 2005 and January 27, 2006. The main assets sold to Fortune Brands include certain Allied Domecq spirit brands, in particular the Canadian Club, Courvoisier, Maker’s Mark, Sauza and Laphroaig spirit brands, California wines, including the Clos du Bois brand (excluding Mumm Cuvée Napa), as well as Allied Domecq distribution networks and major local brands in Spain (DYC, Centenario, Castellana, Fundador), in the United Kingdom (Harvey’s, Cockburn’s) and in Germany (Kuemmerling, Jacobi).

In addition, Larios brands and related assets have been sold to Fortune Brands for €115 million. Larios was previously owned by the Group.

Disposal of Seagram’s Vodka in the United States

On July 22, 2005, the brand and assets related to Seagram’s Vodka were sold to Young’s.

2006 FORM 20-F – PERNOD RICARD     F-17

Back to contents

Disposal of The Old Bushmills Distillery

On August 25, 2005, the brands and assets of The Old Bushmills Distillery were sold to Diageo Plc for €295 million.

Disposal of investment in Britvic Plc

On December 14, 2005, Pernod Ricard fully disposed of its investment in Britvic Plc. The Group received consideration of £117 million (€174 million) upon the Initial Public Offering of this company, including a dividend of £3 million. Prior to the disposal, at the end of November 2005, the Group had received an extraordinary dividend of £23 million (€35 million).

Disposal of Dunkin’ Brands Inc. (DBI)

On March 1, 2006, Pernod Ricard finalised the disposal of DBI to a pool of financial investors comprising Bain Capital, The Carlyle Group and Thomas H. Lee Partners for an amount of US $2,424 million (€2,028 million).

Disposals to Campari

On December 22, 2005, the Group signed an agreement for the disposal of the brand, inventories and assets related to Glen Grant whisky for €115 million, as well as the brands and inventories of Old Smuggler and Braemar for £10 million (€15 million). These transactions were completed during the first quarter of 2006.

→ 3.

IMPACT OF THE MAIN ACQUISITIONS AND DISPOSALS

The impact of the acquisitions and disposals in the year on sales and on contribution after A&P expenses is set out below:

	June 30, 2005	June 30, 2006
(in euro million)	12 months	Constant scope of consolidation	Effect of changes in scope of consolidation	12 months
Net sales	3,611	3,831	2,235	6,066
Contribution after A&P expenses	1,413	1,510	820	2,330

The impacts of the acquisitions and disposals on the main captions of the consolidated balance sheet are set out below:

		June 30, 2006
(in euro million)	June 30, 2005	Constant scope of consolidation	Effect of changes in scope of consolidation	12 months
Goodwill	217	210	3,318	3,527
Brands and other intangible assets	1,993	1,933	6,095	8,028
Inventories	2,179	1,987	1,340	3,327
Other assets	2,618	4,337	540	4,877
Total assets	7,007	8,467	11,293	19,760

Goodwill related to the acquisition of Allied Domecq is presented below in Note 8.

→ 4.

PRO FORMA INCOME STATEMENT RELATING TO THE ACQUISITION
OF THE ALLIED DOMECQ GROUP

A pro forma income statement for the Group is presented below as if the Group had acquired Allied Domecq on July 1, 2005. The adjustments made are presented in accordance with accounting policies comparable with those applied by the Group and for scope of consolidation that reflects the post-acquisition scope, i.e., they do not include the assets, liabilities and items of profit and loss related to businesses held for sale at the acquisition date.

F-18     2006 FORM 20-F – PERNOD RICARD

Back to contents

(in euro million)	Consolidated income statement of Pernod Ricard June 30, 2006	Income statement of Allied Domecq July 1, 2005 - July 25, 2005(1)	Consolidated income statement of Pernod Ricard & Allied Domecq June 30, 2006
Net sales	6,066	194	6,260
Cost of sales	(2,488)	(83)	(2,571)
Gross margin	3,578	111	3,689
Net profit from continuing operations	613	50	663

(1) Unaudited. Income statement of the Allied Domecq group for the period from July 1 to July 25, 2005, excluding businesses held for sale at the acquisition date, after the main adjustments required to present the income statement of the Allied Domecq group in accordance with standards comparable to IFRS. Asset hedges were deemed to be effective and did not give rise to an adjustment. In addition, the functional currencies of the entities in the Allied Domecq group correspond to those prior to acquisition. Other operating income and expenses of the Allied Domecq group have been adjusted.

The share of sales and of contribution after A&P expenses that relate to Allied Domecq since acquisition on July 26, 2005 amount, respectively, to €2,390 million and €881 million. On account of the integration of the distribution networks and structures since the acquisition date, it is not possible to determine the amount of operating profit or of net profit since July 26, 2005 that relates to the Allied Domecq businesses acquired.

NOTE 3.

SEGMENT REPORTING

The Group is organised into four primary reportable segments which are its geographical areas: France, Europe, Americas and Asia/Rest of the World. Measurement of the performance of each segment is mainly based on sales and contribution after A&P expenses. Items in the income statement and the balance sheet are allocated on the basis of either the destination of sales or profits. Segment reporting follows the same accounting policies as those used for the preparation of the consolidated financial statements, as described in the notes thereto. The segments presented are identical to those which are included in the reporting provided to the Board of Directors.

→

FRANCE

	Year ended June 30,
(in euro million)	2006	2005(1)
Net sales	654	539
Gross Margin	482	397
Contribution after A&P expenses	304	255
Operating profit	109	107

→

EUROPE

	Year ended June 30,
(in euro million)	2006	2005(1)
Net sales	2,014	1,352
Gross Margin	1,207	824
Contribution after A&P expenses	814	558
Operating profit	408	296

2006 FORM 20-F – PERNOD RICARD     F-19

Back to contents

→

AMERICAS

	Year ended June 30,
(in euro million)	2006	2005(1)
Net sales	1,681	740
Gross Margin	1,005	443
Contribution after A&P expenses	672	302
Operating profit	352	181

→

ASIA / REST OF THE WORLD

	Year ended June 30,
(in euro million)	2006	2005(1)
Net sales	1,717	980
Gross Margin	884	492
Contribution after A&P expenses	540	298
Operating profit	260	161

→

TOTAL

	Year ended June 30,
(in euro million)	2006	2005(1)
Net sales	6,066	3,611
Gross Margin	3,578	2,156
Contribution after A&P expenses	2,330	1,413
Operating profit	1,129	745
(1) Comparative figures adjusted as a result of the transition to IFRS (see Note 24).

	June 30, 2006
(in euro million)	France	Europe	Americas	Asia/Rest of the World	Elimination of intercompany balances	Unallocated	Total
Segment assets	2,688	41,410	12,721	8,099	(45,319)		19,599
Unallocated assets(1)						161	161
Total assets							19,760
Acquisition of brands	365	2,071	2,175	1,558			6,169
Capital expenditures	35	129	82	92			338

Segment liabilities	2,365	40,134	10,485	6,110	(45,319)		13,775
Unallocated liabilities(2)						113	113
Total liabilities							13,888
Net assets	323	1,276	2,236	1,989	-	48	5,872
(1) Unallocated assets mainly include non-current financial assets. (2) Unallocated liabilities mainly include certain deferred tax liabilities.

F-20     2006 FORM 20-F – PERNOD RICARD

Back to contents

	June 30, 2005
(in euro million)	France	Europe	Americas	Asia/Rest of the World	Elimination of intercompany balances	Unallocated	Total
Segment assets	1,047	3,501	3,053	2,769	(3,442)		6,928
Unallocated assets(1)						79	79
Total assets							7,007
Capital expenditures	15	55	33	52			154
Segment liabilities	726	3,227	2,215	1,716	(3,442)		4,442
Unallocated liabilities(2)
Total liabilities							4,442
Net assets	321	274	838	1,053	-	79	2,565
(1) Unallocated assets mainly include non-current financial assets. (2) Unallocated liabilities mainly include certain deferred tax liabilities.

NOTE 4.

FINANCIAL INCOME (EXPENSE)

(in euro million)	12 months June 30, 2006	12 months June 30, 2005
Net financing costs	(319)	(98)
Other financial income	11	-
Other financial expenses	(42)	-
Financial income (expense) from ordinary activities	(350)	(98)
Foreign currency gains and losses	(22)	-
Other financial income (expense)	(38)	10
Financial income (expense)	(410)	(88)

Other financial expenses from ordinary activities include arrangement and investment commissions, as well as interest expense on the unwinding of discount on employee benefit obligations.

Other financial income (expense) mainly includes €34 million of financial expenses related to the early conversion of the OCEANE.

2006 FORM 20-F – PERNOD RICARD     F-21

Back to contents

NOTE 5.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses are broken down as follows:

(in euro million)	Year ended June 30,
	2006	2005
Restructuring expenses	(333)	3
Capital gains/(losses) on the disposal of assets	326	10
Capital gain on the disposal of The Old Bushmills Distillery	183
Capital gain on the disposal of Seagram’s Vodka brand	57
Capital loss on the disposal of the Larios brand	(12)
Capital gain on the disposal of Glen Grant, Old Smuggler and Braemer brands	83
Other capital gains/(losses) on the disposal of assets	15
Integration costs related to the acquisition of Allied Domecq	(54)
Other operating income and expenses	(65)	3
Costs related to the Stolichnaya contract	(25)
Measurement at fair value of acquired inventories of finished goods	(24)
Other operating income and expenses	(16)
Other operating income and expenses	(126)	16

At June 30, 2006, restructuring expenses primarily related to geographical reorganisations undertaken following the Allied Domecq acquisition.

The Group acquired exclusive distribution rights for the Stolichnaya vodka brand for 5 years, as well as pre-emption rights on the renewal of distribution rights and on the acquisition of the brand. In this respect, the Group paid US$155 million (€131 million), including US$ 85 million for the exclusive and pre-emption rights (part of this amount will not be able to be deducted from a potential future purchase price of the brand and was thus expensed at June 30, 2006 for an amount of US$30 million (€25 million)) and US$40 million for distribution rights.

Finished goods inventories acquired as part of the acquisition of Allied Domecq were adjusted to fair value. The impact of this acquisition on inventories of finished goods constitutes a non-recurring and specific item. It was fully recognised as an other operating expense at June 30, 2006 as all these inventories had been disposed of at that date.

F-22     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 6.

INCOME TAX

Analysis of the income tax expense in the consolidated income statement:

(in euro million)	Year ended June 30,
	2006	2005
Current tax	(290)	(184)
Deferred tax	183	21
Total income tax	(108)	(163)

Analysis of deferred taxes in the consolidated balance sheet:

(in euro million)	June 30, 2006	June 30, 2005
Deferred tax assets	821	354
Deferred tax liabilities	(2,264)	(551)
Net deferred tax liabilities included in the balance sheet	(1,443)	(197)

Deferred taxes calculated on items recognised through equity include deferred taxes on Pernod Ricard Finance’s cash flow hedges, for an amount of €(2.2) million at June 30, 2006, and the deferred taxes on EVC’s Net Investments Hedges for €5.0 million.

Deferred taxes are broken down as follows by nature:

(in euro million)	June 30, 2006	June 30, 2005
Unrealised margins in inventories	67	43
Fair value adjustments to assets and liabilities resulting from business combinations	97	93
Provision for pension benefits	308	38
Provisions (other than provisions for pensions and other long-term employee benefits) and other	349	181
Total deferred tax assets	821	354
Accelerated depreciation	66	56
Fair value adjustments to assets and liabilities resulting from business combinations	2,122	439
Deferred charges	16	17
Other	60	40
Total deferred tax liabilities	2,264	551

2006 FORM 20-F – PERNOD RICARD     F-23

Back to contents

Analysis of effective tax rate.

Net profit from continuing operations before tax:

(in euro million)	June 30, 2006
Operating profit	1,129
Financial income (expense)	(410)
Taxable profit	719
Expected income tax expense at French statutory tax rate (34.43%)	(247)
Impact of differences in tax rates	130
Impact of tax losses used	14
Impact of reduced tax rates	7
Other impacts	(12)
Effective income tax expense	(108)
Effective tax rate	15.0%

Unrecognised deferred tax assets relating to tax loss carry forwards in respect of which no deferred tax asset has been recognised represent a potential tax benefit of €36 million and €32 million respectively at June 30, 2006 and June 30, 2005. The potential tax savings at June 30, 2006 relate to tax loss carry forwards that expire at the following dates:

Year	Tax effect of loss carry forwards in respect of which no deferred tax asset has been recognised
2006	4
2007	1
2008	5
2009	1
2010	2
2011	-
2012	-
2013	1
No expiry date	22
Total	36

F-24     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 7.

EARNINGS PER SHARE

Earnings per share and net earnings per share from continuing operations:

(in euro million)	June 30, 2006	June 30, 2005
Denominator (in number of shares)
Average number of outstanding shares	91,242,412	70,484,081
Elimination of treasury shares	(6,345,270)	(6,398,921)
Sub-total	84,897,142	64,085,160
Dilutive effect of stock options	1,618,563	1,290,822
Dilutive effect of the OCEANE	1,143,074	5,704,338
Average number of outstanding shares - diluted	87,658,779	71,080,320
Numerator
Net profit attributable to Equity holders of the parent	639	484
Earnings per share – basic (in euros)	7.53	7.55
Earnings per share – diluted (in euros)	7.29	6.81
Net profit from discontinued operations	57	-
Net profit from continuing operations	582	484
Net earnings per share from continuing operations – basic (in euros)	6.86	7.55
Net earnings per share from continuing operations – diluted (in euros)	6.64	6.81

2006 FORM 20-F – PERNOD RICARD     F-25

Back to contents

NOTE 8.

INTANGIBLE ASSETS AND GOODWILL

		Movements in the year
(in euro million)	July 1, 2004	Acquisitions and net amortisation	Disposals	Translation adjustments	Other movements	June 30, 2005
Goodwill	464	1		7	(13)	459
Brands	2,034	-	(4)	12	(47)	1,996
Other intangible assets	27	6	(1)	1	54	88
Gross amounts	2,525	8	(5)	20	(6)	2,542
Goodwill	(236)	-	-	(2)	(5)	(243)
Brands	(89)	-	1	-	33	(55)
Other intangible assets	5	(6)	-	(1)	(33)	(34)
Amortisation	(319)	(6)	2	(3)	(5)	(332)
Net intangible assets	2,206	1	(3)	17	(11)	2,210

		Movements in the year
(in euro million)	June 30, 2005	Acquisitions and net amortisation	Disposals	Translation adjustments	Allied Domecq scope entrance and other movements	June 30, 2006
Goodwill	459	-	-	-	3,305	3,764
Brands	1,996	2	(157)	(146)	6,269	7,964
Other intangible assets	88	114	(46)	(7)	13	161
Gross amounts	2,542	116	(202)	(153)	9,588	11,890
Goodwill	(243)	-	-	(1)	6	(237)
Brands	(55)	-	-	1	-	(55)
Other intangible assets	(34)	(24)	8	1	7	(42)
Amortisation	(332)	(24)	8	1	14	(334)
Net intangible assets	2,210	92	(195)	(153)	9,601	11,555

Individual goodwill amounts and brand values are reviewed at least once a year, in order to identify whether an asset may be impaired. Impairment tests are based on future cash inflows, discounted at a rate that takes into account the geographical distribution of profits.

Goodwill. On July 26, 2005, Pernod Ricard closed the acquisition of Allied Domecq, whose entities are fully consolidated as of that date. Goodwill relating to this acquisition amounted to €3,318 million at June 30, 2006 and was calculated as described below. The fair value of acquired assets and liabilities were subject to estimates on the basis of information available at the closing date.

F-26     2006 FORM 20-F – PERNOD RICARD

Back to contents

The net assets of Allied Domecq acquired are broken down as follows:

Net assets of Allied Domecq acquired (in euro million)	Carrying amount before acquisition	Fair value of the net assets acquired
Non-current assets
Intangible assets	1,735	6,280
Property, plant & equipment	1,356	865
Other non-current assets	688	598
Current assets
Inventories	2,099	1,341
Cash and cash equivalents	187	178
Other current assets	1,493	1,751
Assets held for sale(1)	-	6,309
Total assets	7,559	17,323
Non-current liabilities
Non-current provisions	1,022	1,579
Deferred tax liabilities	271	2,455
Non-current financial liabilities	3,321	3,577
Current liabilities	1,716	1,853
Total liabilities	6,330	9,464
Net assets acquired	1,229	7,859
Goodwill		3,318
Purchase price		11,177
(1) These assets were not considered as being held for sale in the pre-acquisition accounts of Allied Domecq. The carrying amount of these assets was €715 million.

The acquisition cost of Allied Domecq is composed of the following items: payment in cash of €8.7 billion, payment in Pernod Ricard shares for €2.4 billion (through the issuance of 17,483,811 new shares whose fair value at the acquisition date was €135 each) and acquisition costs of €75 million.

The main fair value adjustments were related to:

›

write-off of pre-acquisition brands and intangible assets in an amount of €1,735 million and valuation of Allied Domecq brands  at €6,269 million;

›

recognition of deferred taxes on Allied Domecq brands in an amount of €1,765 million;

›

fair value adjustment on finished goods inventories and maturing inventories for an amount of €32 million.

Certain assets and liabilities acquired from Allied Domecq were identified as being held for sale simultaneously with their acquisition for an amount of €6.3 billion (See note 2.2).

Brands were valued by an independent external expert in accordance with generally accepted valuation practices. Certain acquired brands qualified for future tax benefits in relation to brand amortisation for tax purposes. These benefits, of which a potential future purchaser may avail, are included in brand fair value. In addition, a deferred tax liability is recognised in respect of the difference between the book value and the tax value of brands.

The other fair value adjustments have been determined using management estimates, notably in respect of inventories, biological assets and property, plant & equipment.

In the context of the Allied Domecq acquisition, finished goods inventories and maturing inventories acquired were adjusted to fair value at July 26, 2005. The impact of the acquisition on finished goods inventories was fully recognised under the caption “Other operating income and expenses” at June 30, 2006 as all inventories have been sold at that date. The fair value adjustment in respect of maturing inventories was included in the cost of inventories and will be allocated to cost of sales as these inventories are sold, which may take several financial years in some cases.

2006 FORM 20-F – PERNOD RICARD     F-27

Back to contents

Brands. Brands primarily comprise Allied Domecq brands (in particular Ballantine’s, Malibu, Beefeater, Kahlúa, Mumm and Perrier–Jouët) and Seagram brands (in particular Chivas Regal, Martell, Seagram’s Gin and The Glenlivet) recognised in the context of these two acquisitions. The Bushmills and Larios brands were disposed of during the second half of the 2005/2006 financial year.

Other intangible assets. On September 9, 2005, Pernod Ricard and SPI Group signed an agreement by which the Group acquired exclusive distribution rights for the Stolichnaya vodka brand and a number of other brands for the markets on which SPI Group owns the rights for these brands, notably the United States. The rights were acquired for 5 years, that is until December 31, 2010. In addition, the Group was granted a pre-emption right on the distribution contract renewal and on the acquisition of the Stolichnaya brand, in the event SPI Group would wish to dispose of it. The distribution and pre-emption rights held by Pernod Ricard in the Stolichnaya brand and other brands owned by SPI group were acquired for US$125 million (€106 million), of which US$40 million is amortised over 5 years.

The Group is not dependent on any specific patent or license.

NOTE 9.

PROPERTY, PLANT & EQUIPMENT

		Movements in the year
(in euro million)	July 1, 2004	Acquisitions	Depreciation	Disposals	Translation adjustments	Other movements	June 30, 2005
Land	57	4		(10)	6	(1)	56
Buildings	474	28		(12)	8	(3)	495
Machinery and equipment	796	84		(45)	23	(11)	847
Other property, plant and equipment	253	14		(8)	2	(1)	260
Assets under construction	42	14		-	2	(1)	57
Payments in advance on property, plant and equipment	3	2		(1)	-	(3)	1
Gross amounts	1,625	147		(76)	41	(20)	1,716
Land	(3)		(3)	1	(2)	-	(7)
Buildings	(213)		(20)	8	(4)	-	(228)
Machinery and equipment	(464)		(56)	42	(11)	2	(488)
Other property, plant and equipment	(131)		(12)	7	(1)	-	(138)
Assets under construction	(2)						(2)
Depreciation / Amortisation	(814)		(91)	58	(18)	2	(863)
Property, plant & equipment, net	811	147	(91)	(18)	23	(18)	853

F-28     2006 FORM 20-F – PERNOD RICARD

Back to contents

		Movements in the year
(in euro million)	June 30, 2005	Acquisitions	Depreciation	Disposals	Translation adjustments	Entry of Allied Domecq into scope of consolidation and other movements	June 30, 2006
Land	56	4		(4)	(11)	255	300
Buildings	495	24		(52)	(13)	216	671
Machinery and equipment	847	68		(91)	(48)	282	1,059
Other property, plant and equipment	260	13		(113)	(11)	91	240
Assets under construction	57	101		(1)	(6)	(14)	137
Payments in advance on property, plant and equipment	1	3		(1)	-	(1)	3
Gross amounts	1,716	214		(262)	(87)	829	2,409
Land	(7)		(1)	-	-	4	(4)
Buildings	(228)		(21)	15	4	7	(223)
Machinery and equipment	(488)		(84)	52	23	32	(465)
Other property, plant and equipment	(138)		(17)	56	6	14	(78)
Assets under construction	(2)		-	-	-	-	(2)
Depreciation / Amortisation	(863)		(124)	124	34	57	(773)
Property, plant & equipment, net	853	214	(124)	(138)	(54)	886	1,637

NOTE 10.

NON-CURRENT FINANCIAL ASSETS

		Movements in the year
(in euro million)	July 1, 2004	Acquisitions	Disposals	Translation adjustments	Other movements	June 30, 2005
Available-for-sale financial assets	486	96	(130)	2	(3)	450
Investment-related receivables	93	3	(52)	1	-	46
Gross amounts	579	99	(182)	3	(3)	496
Impairment losses recognised on available-for-sale financial assets	(412)		27	-		(385)
Impairment losses recognised on investment-related receivables	(47)		11	-	-	(37)
Impairment losses recognised	(459)		38	(1)	-	(422)
Non-current financial assets, net	120	99	(144)	2	(3)	74

2006 FORM 20-F – PERNOD RICARD     F-29

Back to contents

		Movements in the year
(in euro million)	June 30, 2005	Acquisitions	Disposals	Translation adjustments	Entry of Allied Domecq into scope of consolidation and other movements	June 30, 2006
Available-for-sale financial assets	450	15	(47)	(2)	59	476
Investment-related receivables	46	2	(18)	28	(4)	53
Gross amounts	496	17	(64)	26	54	529
Impairment losses recognised on available-for-sale financial assets	(385)	-	-	-	25	(361)
Impairment losses recognised on investment-related receivables	(37)	-	-	-	10	(26)
Impairment losses recognised	(422)	-	-	-	35	(387)
Non-current financial assets, net	74	17	(64)	25	89	142

Impairment losses recognised on available-for-sale financial assets mainly relate to Seagram joint-ventures whose shares were fully or partly written down for impairment in 2002 following the acquisition of Seagram.

Available-for-sale financial assets are comprised of:

(in euro million)	% interest	Net book value June 30, 2006	Net book value June 30, 2005
Portugal Venture Limited	30.0%	9	9
Financial assets undergoing liquidation or disposal		1	8
Seagram venture entities	39.1%	26
Other available-for-sale financial assets		45	28
Available-for-sale financial assets		81	45

F-30     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 11.

INVENTORIES

The breakdown of the carrying amount of inventories at the balance sheet date is as follows:

(in euro million)	June 30, 2006	June 30, 2005
Raw materials	109	81
Work-in-progress	2,435	1,790
Goods purchased for resale	640	196
Finished goods	172	145
Gross amounts	3,356	2,213
Raw materials	(8)	(9)
Work-in-progress	(9)	(6)
Goods purchased for resale	(7)	(9)
Finished goods	(5)	(9)
Valuation allowance	(28)	(33)
Inventories, net	3,327	2,179

At June 30, 2006, 77% of goods-in-progress relate to maturing inventories intended to be used for whisky and cognac production. Pernod Ricard is not significantly dependent on its suppliers.

NOTE 12.

OPERATING RECEIVABLES

(in euro million)	June 30, 2006	June 30, 2005
Net amounts
Trade receivables	1,028	753
Tax receivables	230	28
Other receivables	133	74
Total	1,390	855

Most operating receivables are due within one year.

2006 FORM 20-F – PERNOD RICARD     F-31

Back to contents

NOTE 13.

PROVISIONS

→1.

BREAKDOWN OF PROVISIONS

The breakdown of provision amounts in the balance sheet is as follows:

(in euro million)	June 30, 2006	June 30, 2005	July 1, 2004
Non-current provisions
Provisions for pensions and other long-term employee benefits	1,009	181	176
Other non-current provisions for contingencies and charges	707	186	168
Current provisions
Provisions for restructuring	64	16	20
Other current provisions for contingencies and charges	394	105	99
Total	2,174	488	463

Other provisions for contingencies and charges include, among other items, provisions in respect of warranties for liability cap and contractual obligations, notably of a tax nature, that were granted to Fortune Brands in the context of the acquisition of Allied Domecq, and covering the risks as estimated by the Group. Other provisions for contingencies and charges also include an onerous contract provision related to purchases of bulk Scotch whisky.

→2.

CHANGES IN PROVISIONS

		Movements in the year
(in euro million)	July 1, 2004	Increase	Provisions used	Reversal of excess provisions	Currency translation adjustments	Other movements	June 30, 2005
Provisions for restructuring	20	7	(6)	(4)	-	(1)	16
Other provisions	266	17	(28)	(26)	13	48	291
Provisions	287	24	(33)	(31)	13	48	307

		Movements in the year
(in euro million)	June 30, 2005	Increase	Provisions used	Reversal of excess provisions	Currency translation adjustments	Entry of Allied Domecq into scope of consolidation and other movements(1)	June 30, 2006
Provisions for restructuring	16	89	(41)	(2)	(2)	5	64
Other provisions	291	67	(86)	(13)	(17)	859	1,101
Provisions	307	156	(127)	(15)	(19)	864	1,165
(1) Other movements mainly correspond to change in scope of consolidation in the year.

F-32     2006 FORM 20-F – PERNOD RICARD

Back to contents

→3.

PROVISIONS FOR PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFITS

The Group provides employee benefits such as pensions and retirement indemnities and other post-employment benefits such as medical care and life assurance:

›

in France, benefit obligations are mainly comprised of provisions for retirement indemnities (non-funded) and supplementary pension benefits (partly funded);

›

in the United States, benefit obligations comprise funded pension plans guaranteed to employees as well as unfunded post-employment medical plans;

›

in Ireland, the United Kingdom and the Netherlands, benefit obligations are mainly comprised of pension plans granted to employees.

For its defined contribution plans, the Group’s commitments are limited to the payment of periodic contributions. The amount of contributions paid in the financial year ended June 30, 2006 was €218 million.

Defined benefit plans in the Group are mainly in respect of the subsidiaries situated in the United Kingdom, in North America and in the rest of Europe. Defined benefit plans are subject to an annual actuarial valuation on the basis of assumptions that vary depending on the country in question. Under these pension and other benefit plan agreements, employees receive at the date of retirement either a capital lump sum payment or an annuity at the date of retirement. These amounts depend on the number of years of employment, final salary and the position held by the employee. At June 30, 2006, fully or partly funded benefit obligations amounted to €4,068 million, being 94.7% of the total amount of benefit obligations.

Certain subsidiaries, mainly those located in North America, also provide their employees with post-employment medical cover. These benefit obligations are unfunded. They are measured using the same assumptions as those that have been retained for the pension obligations in the country in question.

Several subsidiaries, mainly in Europe, also provide their employees with other long-term benefits. Benefits obligations of this type are mainly in respect of long-service awards and jubilee benefits.

At June 30, 2006, the main assumptions retained for the measurement of obligations in respect of pensions obligations and other long-term employee benefits are as follows:

	June 30, 2006		June 30, 2005
Actuarial assumptions in respect of benefit obligations	Pension benefits	Medical expenses and other employee benefits	All benefits
Discount rate	5.31%	5.68%	4.76%
Average rate of increase in annuities	3.00%	1.88%	N/A
Average salary increase	4.33%	2.84%	3.32%
Expected return on plan assets	6.52%	4.25%	6.13%
Expected increase in medical expenses
Initial rate	N/A	8.76%	N/A
Final rate	N/A	4.51%	N/A

	June 30, 2006		June 30, 2005
Actuarial assumptions in respect of the expense for the year	Pension benefits	Medical expenses and other employee benefits	All benefits
Discount rate	4.93%	4.85%	5.41%
Average rate of increase in annuities	2.95%	1.89%	N/A
Average salary increase	4.35%	3.26%	3.66%
Expected return on plan assets	6.03%	-	6.66%
Expected increase in medical expenses
Initial rate	N/A	8.27%	N/A
Final rate	N/A	5.13%	N/A

2006 FORM 20-F – PERNOD RICARD     F-33

Back to contents

		Effect of a change
(in euro million)	With an actuarial rate	Increase of 1%	Decrease of 1%
On the present value of cumulative benefits at June 30, 2006	144	25	(20)
On the expense for the year	(1)	2	(2)

Actuarial assumptions at June 30, 2006 (pensions and other long-term employee benefits)
By geographical area	United Kingdom	United States	Canada	Other Eurozone countries	Other countries outside the Eurozone
Discount rate	5.25%	6.25%	5.75%	4.72%	4.99%
Average rate of increase in annuities	3.19%	2.00%	1.73%	2.35%	1.00%
Average salary increase	4.54%	3.23%	3.08%	3.59%	4.09%
Expected return on plan assets	6.48%	7.61%	6.70%	5.58%	5.64%
Expected increase in medical expenses
Initial rate	6.20%	9.00%	9.78%	4.32%	-
Final rate	6.20%	3.59%	5.00%	4.32%	-

For the Eurozone, the discount rate used depending on the duration of the benefit obligations is:

›

short-term rate (3-5 years): from 4% to 4.5%;

›

medium-term rate (5-10 years): 4.75%;

›

long-term rate (>10 years): 5%.

The expected rate of return on plan assets of funded or partially funded benefit plans has been determined on the basis of the expected rate of return of each asset class in each country and in accordance with their respective weighting in each fund at June 30, 2006. These rates were determined on the basis of historical rates of return but also taking account of market expectations.

Discount rates are determined by reference to the yield at the balance sheet date on premium category corporate bonds (if available), or on government bonds, with maturities similar to the estimated duration of the benefit obligations.

A change of one point in the rate of increase of medical expenses would have an impact of approximately €-20/+25 million on the amount of the benefit obligation in respect of post-employment medical cover.

The net expense recognised in profit and loss in respect of pensions and other long-term employee benefits is broken down as follows:

(in euro million)	June 30, 2006		June 30, 2005
Expense for the year	Pension benefits	Medical expenses and other employee benefits	All benefits
Service cost	49	4	21
Interest cost	197	8	22
Expected return on plan assets	(195)	-	(16)
Amortisation of past service cost	-	-	-
Amortisation of actuarial (gains) and losses	1	(1)	-
Effect of ceiling on plan assets	-	-	-
Effect of settlements and curtailments	(29)	(11)	-
Net expense (income) recognised in profit and loss	23	-	28

The Group has elected to adopt the corridor method under which actuarial gains and losses are only recognised when they represent more than 10% of the greater of the present value of the benefit obligation and the fair value of corresponding plan assets.

F-34     2006 FORM 20-F – PERNOD RICARD

Back to contents

Changes in provisions for pensions and other long-term employee benefits are presented hereafter:

(in euro million)	June 30, 2006		June 30, 2005
Net liability recognised in the consolidated balance sheet	Pension benefits	Medical expenses and other employee benefits	All benefits
Change in the projected benefit obligations
Actuarial value of cumulative benefit obligations at beginning of year	479	50	406
Service cost	49	4	21
Interest cost	197	8	22
Employee contributions	4		3
Benefits paid	(218)	(15)	(20)
Changes to plans	(3)	2
Settlement or curtailment of benefits	(127)	(11)	(18)
Actuarial (gains) and losses	(185)	(13)	69
Currency translation adjustment	(20)	(2)	4
Changes in scope of consolidation	3,952	145	42
Other
Actuarial value of projected benefit obligations at end of year	4,128	169	529
Change in the fair value of plan assets
Fair value of plan assets at beginning of year	298	2	239
Actual return on plan assets	307		25
Employee contributions	4		3
Employer contributions	137		18
Benefits paid	(209)	(2)	(12)
Changes to plans
Liquidation of benefits	(98)		(16)
Currency translation adjustment	(23)		2
Changes in scope of consolidation	3,128	3	42
Other
Fair value of plan assets at end of year	3,544	3	300
Present value of funded benefits	4,067	3	529
Fair value of plan assets	3,544	3	300
Deficit (surplus) on funded benefits	523	-	229
Present value of unfunded benefits	64	165
Effect of ceiling on plan assets
Unrecognised actuarial gains and (losses)	249	4	(51)
Unrecognised past service cost		5	3
Net liability recognised in the balance sheet	835	174	181

2006 FORM 20-F – PERNOD RICARD     F-35

Back to contents

The table below presents a roll-forward of the provision between June 30, 2005 and at June 30, 2006:

	June 30, 2006		June 30, 2005
(in euro million)	Pension benefits	Medical expenses and other employee benefits	All benefits
Provision at beginning of year	133	48	177
Expense for the year	23	-	28
Employer contributions	(135)	-	(18)
Benefits paid directly by the employer	(8)	(13)	(8)
Change in scope of consolidation	825	142	-
Translation adjustments	(3)	(4)	2
Provision at end of year	835	174	181

Following the acquisition of Allied Domecq on July 26, 2005, the Group restructured throughout the 2005/2006 financial year; curtailments of rights and employee layoffs occurred during the period, particularly in the United States, the United Kingdom and Canada.

At June 30, 2006(in euro million)	Actuarial value of cumulative benefit obligations		Fair value of plan assets		Net liability
		%		%		%
United Kingdom	3,347	77.9%	2,963	83.6%	592	58.6%
United States	315	7.3%	210	5.9%	126	12.5%
Canada	323	7.5%	200	5.6%	148	14.8%
Other European countries	278	6.5%	155	4.4%	130	12.9%
Rest of the World	34	0.8%	19	0.5%	13	1.3%
Total	4,297	100%	3,547	100%	1,009	100%

The breakdown of pension assets between bonds and shares is as follows:

	June 30, 2006		June 30, 2005
Breakdown of plan assets	Pension benefit	Medical expenses and other employee benefits	All benefits
Shares	50.92%	18.10%	N/A
Bonds	41.70%	71.60%	N/A
Other monetary market funds	6.68%	10.30%	N/A
Property assets	0.29%	0%	N/A
Other	0.42%	0%	N/A
Total	100%	100%	N/A

The expected rate of return on plan assets corresponds to the weighted average of the different expected rates of return of each category of assets.

Contributions payable by the Group in 2007 in respect of funded benefits are estimated at €176 million.

F-36     2006 FORM 20-F – PERNOD RICARD

Back to contents

Benefits payable in respect of defined benefit plans over the next ten years are broken down as follows:

Benefits payable in the next 10 years	Pension benefits 2006	Other employee benefits 2006
2007	321	13
2008	469	12
2009	341	11
2010	339	11
2011	480	11
2012-2016	2,064	55

NOTE 14.

FINANCIAL LIABILITIES

Net debt, as defined and used by the Group, corresponds to total gross debt (translated at year-end exchange rates), including the amount of transaction, cash flow hedge and fair value hedge derivatives, less cash and cash equivalents.

Net debt includes the following items:

(in euro million)	June 30, 2006	June 30, 2005
Bonds issued	1,705	502
Current financial liabilities (excluding bonds)	500	1,270
Non-current financial liabilities (excluding bonds)	4,534	507
Non-current derivative instruments	58	0
Cash and cash equivalents	(447)	(135)
Net debt	6,351	2,145

→ 1.

BREAKDOWN OF GROSS DEBT BY MATURITY

(in euro million)	June 30, 2006	June 30, 2005
Short-term debt	423	719
Portion of long-term debt due within 1 year	82	551
Total current debt (less than 1 year)	505	1,270
Portion of long-term debt due between 1 to 5 years	5,046	1,010
Portion of long-term debt due in more than 5 years	1,248
Total non-current debt (more than 1 year)	6,294	1,010
Gross debt	6,799	2,280

Current debt accounts for 7% of total gross debt.

2006 FORM 20-F – PERNOD RICARD     F-37

Back to contents

→ 2.

BREAKDOWN OF NET DEBT BY TYPE AND BY CURRENCY, AFTER THE EFFECTS OF HEDGING, AT JUNE 30, 2006

(in euro million)	Total	Syndicated loan	Commercial paper	Bonds	Exchange rate swaps and others
EUR	3,558	2,343	270	650	295
USD	2,550	2,092			458
JPY	69	55			14
GBP	(29)			1,055	(1,084)
Other currencies	203				203
Total	6,351	4,489	270	1,705	(113)

→ 3.

BREAKDOWN OF NET DEBT BY CURRENCY AND BY MATURITY, AFTER THE EFFECTS
OF HEDGING, AT JUNE 30, 2006

(in euro million)	Total	<1 year	>1 year and <5 years	>5 years	Cash and cash equivalents
EUR	3,558	(405)	2,887	1,222	(146)
USD	2,550	538	2,094		(82)
JPY	69	14	55
GBP	(29)	12	1		(42)
Other currencies	203	346	9	26	(178)
Total	6,351	505	5,046	1,248	(447)

→ 4.

BREAKDOWN OF NET DEBT BY TYPES OF INTEREST RATE HEDGE AND BY CURRENCY, AFTER THE EFFECTS OF HEDGING, AT JUNE 30, 2006

(in euro million)	Net debt by currency	Fixed debt	“Capped” variable debt	Non-hedged variable debt	% debt hedged/fixed
EUR	3,558	822	900	1,836	48%
USD	2,550	1,801	787	(38)	101%
JPY	69	-	-	69	-
GBP	(29)	-	-	(29)	-
Other currencies	203	-	-	203	-
Total	6,351	2,623	1,687	2,041	68%

Of the total €2,623 million of hedged fixed rate debt, €672 million originated from debt raised at a fixed rate, the balance resulted from the implementation of the interest rate hedges details of which are provided in Note 15. On the basis of such debt at June 30, 2006, a 0.10%, or 10 basis points, change in interest rates would increase the Group’s interest costs by €4 million.

F-38     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ 5.

SYNDICATED LOAN

On August 2, 2005 and August 18, 2005, Pernod Ricard drew down part of the credit facilities made available under the multi-currency syndicated loan agreement signed on April 21, 2005 for an available amount of €6,340 million (of which €1,750 million was euro multi-currency) and US$3,890 million. At June 30, 2006, drawdowns on this credit facility amounted to €2,343 million, US$2,659 million and YEN 8,000 million, being a total amount of €4,489 million. The credit facilities, whether revolving or fixed maturity, or denominated in euros, dollars or multicurrency, bear interest at a rate corresponding to the applicable LIBOR (or, for euro denominated borrowing, EURIBOR), increased by a pre-determined margin and other mandatory costs. These facilities have maturities ranging from one to seven years. These borrowings enabled the Group to repay the amounts due under the revolving loan facility signed in August 2004, to finance the cash portion of the Allied Domecq acquisition price and to repay certain debt owed by the Group and Allied Domecq.

→ 6.

ALLIED DOMECQ BONDS

At June 30, 2006, bonds issued by Allied Domecq Financial Services Ltd are composed of an amount of €600 million bearing a nominal interest rate of 5.875% maturing on June 12, 2009, an amount of £450 million bearing a nominal interest rate of 6.625% maturing on April 18, 2011 and an amount of £250 million bearing a nominal interest rate of 6.625% maturing on June 12, 2014.

→ 7.

EARLY REDEMPTION OF OCEANE BONDS

Pernod Ricard elected to fully redeem on September 20, 2005 all outstanding OCEANE bonds, in accordance with the early redemption option granted by the General Meeting of bondholders on July 21, 2005. Net additional costs amounted to €34 million in respect of the remaining balance, the redemption premium and the accrued interest due up to the date of conversion in respect of OCEANE bonds submitted for conversion before 9 September. OCEANE bonds that were not presented for conversion were redeemed at a price of €114.52, increased by interest accrued for the period between January 1, 2005 and September 19, 2005, being €1.92, representing a total of €0.5 million.

→ 8.

PERPETUAL SUBORDINATED NOTES
(TITRES SUBORDONNÉS À DURÉE INDÉTERMINÉE OR TSDI)

On March 20, 1992, Pernod Ricard issued Perpetual Subordinated Notes (TSDI), outside France, for a total nominal amount of €61 million. At June 30, 2006 the outstanding balance is €5.48 million.

→ 9.

MARKET-RELATED EXPOSURES

Financial risks. The Group practices a non-speculative hedging policy using derivatives to manage its exposure to market risks. These off-balance sheet instruments are designed to hedge risks related to the Group’s firm commitments or its highly probable future transactions.

Currency risks.

›

Asset risks. Financing foreign currency-denominated assets acquired by the Group with debt in the same currency provides natural hedging. This principle was notably implemented for the acquisition of Seagram and Allied Domecq assets.

›

Operating risks. Due to its international exposure, the Group faces currency risks related to transactions carried out by subsidiaries in a currency other than their functional currency. This risk is partly hedged by putting in place forward option sales or purchases in order to hedge certain or highly probable operating receivables and payables.

Management of interest rate risks. The Group complied with the hedging obligation required by the banks at the times that the syndicated loans for the acquisition of Seagram and Allied Domecq assets were put in place. In the context of the Seagram acquisition, the obligation covered two thirds of the debt over 4 years. In accordance with the Allied Domecq acquisition agreement, hedging is required in respect of 50% of gross debt, except for tranche B (initially €157 million and US$1,185 million), for a two-year period.

The Group used swaps, interest rate options and fixed-rate debt on amounts, and for durations, that enabled hedging in excess of the minimum limit defined by the banking constraints to be put in place.

All of these hedging transactions are either carried out by, or subject to prior approval of, the Financing and Treasury Department, in the context of a strategy approved by management.

2006 FORM 20-F – PERNOD RICARD     F-39

Back to contents

Liquidity risks. At June 30, 2006, available cash and cash equivalents amount to €447 million. The Group also has an amount of €2,695 million of medium-term bank credit facilities that were confirmed and unused at that date. The Group is thus not exposed to liquidity risk.

Concentration of credit risks. The Group is exposed to credit risk in the case of default of a counterpart. The Group has implemented policies intended to limit its exposure to counterpart risk. These policies are based on a rigorous selection of counterparts on the basis of several criteria (ratings issued by ratings agencies, assets and shareholders’ equity) and depending on the maturities of transactions. The Group’s exposure to credit risk is limited and the Group considers that no material concentration of risk exists with a counterpart. It does not foresee any third party default that could have a material impact on the Group’s financial statements.

→ 10.

COVENANTS

In the context of the syndicated loan put in place for the acquisition of Allied Domecq, the Group has committed to complying with certain contractually defined financial ratios:

›

EBITDA / Financial expense must be greater than or equal to 3.00 at June 30, 2006; EBITDA and financial expense are defined in the contracts signed with the banks;

›

Net debt / EBITDA must be less than or equal to 6.75 at June 30, 2006; Net debt and EBITDA are defined in the contracts signed with the banks.

At June 30, 2006, the Group was in compliance with these ratios.

→ 11.

 WEIGHTED AVERAGE COST OF DEBT

The Group’s weighted average cost of debt was 4.7% at June 30, 2006 compared with 3.95% at June 30, 2005. The weighted average cost of debt is defined as financial income (expense) from ordinary activities divided by average debt. It is calculated by comparing net financial expenses, increased by banking commissions and interest expense on the effect of discount of employee benefit obligations, and reduced by exceptional and non-recurring items, to average outstandings calculated on the basis of net debt, as defined above, adjusted for amounts that do not bear interest such as accrued interest.

F-40     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 15.

MARKET VALUE OF FINANCIAL INSTRUMENTS

(in euro million)	Carrying amount at June 30, 2006	Market value at June 30, 2006
Assets
Non-current financial assets	120	120
Derivative instruments – asset position	84	84
Marketable securities	12	12
Cash	435	435
Liabilities
Bonds	1,705	1,689
Bank loan	4,987	4,989
- CEPAC	46	47
- ABN	22	22
- Syndicated loan	4,489	4,489
- Commercial paper	270	270
- Other bank loans	161	161
Finance lease obligations	47	47
Derivative instruments – liability position	58	58

The fair value of the debt is determined for each loan by discounting future cash flows on the basis of market rates at the balance sheet date, adjusted for the Group’s credit risk. For floating rate bank debt, fair value is approximately equal to carrying amount.

The market value of instruments recognised in the financial statements at the balance sheet date was calculated on the basis of available market data, using net present value of the future cash flows. The disparity of valuation models implies that these valuations do not necessarily reflect the amounts that could be received or paid if these instruments were to be unwound in the market.

The methods used are as follows:

›

bonds: market liquidity enabled the bonds to be valued at their fair value;

›

other long-term financial liabilities: the fair value of other long-term financial liabilities is calculated for each loan by discounting future cash flows using an interest rate taking into account the Group’s credit risk at the balance sheet date;

›

derivative instruments: the fair value of forward foreign currency forwards and interest rate and foreign currency swaps was calculated using the market prices that the Group should pay or receive to settle these contracts.

2006 FORM 20-F – PERNOD RICARD     F-41

Back to contents

NOTE 16.

CURRENCY AND INTEREST RATE DERIVATIVES

→ 1.

INTEREST RATE DERIVATIVES

	Notional amount of contracts				Market value
(in euro million)	<1 year	>1 year and<5 years	>5 years	Total
Interest rate swaps – borrower floating rate	46			46	2
Interest rate swaps – borrower fixed rate	157	1,794		1,951	46
Purchases of caps		1,687		1,687	11
Lender fixed-rate cross currency swaps €/£(1)			1,011	1,011	(59)
(1) The valuation of the cross currency swap includes a foreign currency component for €(20) million.

The notional amount of these contracts represents the nominal value of the contracts. Notional amounts denominated in foreign currencies are translated into euro at year-end rates. Estimated market values are either based on valuations provided by banking counterparts, or by using information available on the financial markets and valuation methods according to the types of financial instruments.

→ 2.

CURRENCY HEDGES ON FOREIGN CURRENCY DENOMINATED DEBT

The Group uses currency swaps in the context of its cash pooling operations. These financial instruments have an average duration of one and a half month and do not have a material market value.

→ 3.

CURRENCY HEDGES ON FOREIGN CURRENCY DENOMINATED TRANSACTIONS

The Group primarily uses forward contracts to hedge against currency risks related to transactions recognised on its balance sheet. Forward hedge contracts in respect of future transactions represent a notional amount of €103 million and for which the market value amounts to €(1.8) million.

F-42     2006 FORM 20-F – PERNOD RICARD

Back to contents

Classification of hedges and use of derivative instruments:

Type of hedge	Description of financial instrument	Amount (in euro million)	Risk hedged	Fair value at year end (in euro million)
Fair value hedges
Hedge of interest rate risk	Interest rate swaps	46	Interest rate risk on fixed rate debt	1.6
Hedge of interest rate and currency risk	Cross currency swaps and forex forwards	1,033	Interest rate and currency risk on foreign currency denominated debt	(60.1)
Cash flow hedges
Hedge of interest rate risk	Swaps	1,873	Risk of changes in interest flows on floating rate debt	46.2
	Caps	1,608	Risk of changes in interest flows on floating rate debt	10.6
Hedge of currency risk	Forex options	79	Foreign currency risk on highly probable future transactions	6.0
Trading
Hedge of currency risk	Forex swaps	1,046	Foreign exchange risk on intra-group financing	20.2
Hedge of interest rate risk	Interest rate swaps	79	Risk of changes in interest flows on floating rate debt	0.3
	Caps	79	Risk of changes in interest flows on floating rate debt	0.5

NOTE 17.

OPERATING PAYABLES

Operating payables are broken down as follows:

(in euro million)	June 30, 2006	June 30, 2005	July 1, 2004
Trade and other accounts payable	868	465	468
Tax and social security liabilities	462	265	265
Other operating payables	398	142	122
Other creditors	798	63	125
Total	2,526	934	980

Most operating payables are due within one year.

Other creditors are mainly comprised of tax payables.

2006 FORM 20-F – PERNOD RICARD     F-43

Back to contents

NOTE 18.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

→ 1.

CHANGE IN WORKING CAPITAL

(in euro million)	June 30, 2006	June 30, 2005
Inventories, net	55	(13)
Operating receivables, net	3	(43)
Operating payables, net	(89)	6
Other changes	269	28
Total	238	(23)

→ 2.

PURCHASES OF NON-CURRENT FINANCIAL ASSETS

Purchases of non-current financial assets mainly relate to the acquisition of Allied Domecq, which involved cash payments of €8.8 billion.

→ 3.

DISPOSALS OF NON-CURRENT FINANCIAL ASSETS

Disposals of non-current financial assets mainly include the disposals of Dunkin’ Brands Inc, Britvic Plc and The Old Bushmills Distillery.

→ 4.

INCREASE IN LOANS

As indicated in Note 14, a syndicated loan was taken out to finance the acquisition of Allied Domecq.

→ 5.

REPAYMENT OF LOANS

Disposals of non-current financial assets enabled the syndicated loan taken out in 2004, and part of the syndicated loan drawn down in August 2005, to be repaid.

F-44     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 19.

SHAREHOLDERS EQUITY

→ 1.

SHARE CAPITAL

Pernod Ricard’s share capital changed as follows between June 30, 2004 and June 30, 2006:

(in euro million)	Number of shares	Amount
Share capital at June 30, 2004	70,484,081	219
Share capital at June 30, 2005	70,484,081	219
Capital increase on July 26, 2005	17,483,811	54
Capital increase on August 31, 2005	3,395,754	11
Capital increase on September 9, 2005	2,308,584	7
Exercise of stock options (stock option plan of December 18, 2001)	83,807	-
Exercise of stock options (stock option plan of December 18, 2001 – January to June 2006)	223,352	1
Exercise of stock options (stock option plan of February 11, 2002 – January to June 2006)	82,050	-
Share capital at June 30, 2006	94,061,439	292

All Pernod Ricard shares are issued and outstanding and have a nominal amount of €3.10 euros.

→ 2.

TREASURY SHARES

At June 30, 2006, Pernod Ricard SA and its controlled subsidiaries held 3,167,125 Pernod Ricard shares which are dedicated to stock option plans for a value of €289 million.

These treasury shares are presented, at cost, as a deduction from shareholders’ equity.

→ 3.

DIVIDENDS PAID AND PROPOSED

Following the Board Meeting of September 21, 2005 and the Shareholders Meeting of November 10, 2005, the Group, on November 17, 2005, paid the outstanding dividend balance due in respect of the 18-month financial year ended June 30, 2005, being €1.08 per share. The total dividend in respect of the financial year covering the period from January 1, 2004 to June 30, 2005 was €3.22 per share.

2006 FORM 20-F – PERNOD RICARD     F-45

Back to contents

NOTE 20.

STOCK OPTIONS

Stock-option plans (subscription options and purchase options). Option plans granted after November 7, 2002 and not yet vested at July 1, 2004 are measured at fair value at the date of grant. Fair value is calculated using the binomial method and is recognised as an expense over the period in which the exercise rights vest to employees. The stock option plans that are subject to those measurement provisions are plans No. 10 to 14. The Board of Directors meeting of July 25, 2005 approved the stock option plan No. 13, providing for the grant of 380,355 options, which may be exercised from August 12, 2009. The Board of Directors meeting of June 14, 2006 approved the stock option plan No. 14, providing for the grant of 888,867 options and 104,318 SARs (Stock Appreciation Rights) which may be exercised from June 15, 2010. SARs do not create a right to shares but rather to additional remuneration.

Stock option plans are granted to managers with high levels of responsibility or to managers or non-managers who have demonstrated their high level of commitment to the Group and their effectiveness in the performance of their work.

	Plan No. 1	Plan No. 2	Plan No. 3	Plan No. 4	Plan No. 5	Plan No. 6	Plan No. 7
Date of the Board of Directors meeting	December 19, 1996	December 19, 1997	January 28, 1999	January 27, 2000	September 27, 2000	December 19, 2000	September 19, 2001
Type of options	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase
Number of beneficiaries	297	160	182	180	2	204	10
Total number of options that can be subscribed	1,044,760	304,422	291,427	333,604	75,000	374,953	48,346
Of which for Board members	70,500	66,058	26,079	32,275	75,000	37,640
Of which for the top 10 Group employees receiving grants	96,000	48,081	57,260	56,496		62,258	48,343
Exercise possible as from	December 20, 1996	December 22, 2002	January 29, 2002	January 28, 2003	September 28, 2003	December 20, 2003	September 20, 2005
Disposal possible as from	December 20, 1996	December 22, 2002	January 29, 2004	January 28 2005	September 28, 2005	December 20, 2005	September 20, 2005
Expiration date	December 19, 2006	December 19, 2007	January 28, 2009	January 27, 2010	September 27, 2010	December 19, 2010	September 19, 2011
Subscription or purchase price in euros	32.44	36.71	45.36	47.92	43.60	46.64	62.96
Options subscribed at June 30, 2006	974,786	249,240	218,568	190,534	67,600	167,933	3,423
Options cancelled during the year
Options not exercised at June 30, 2006	50,224	37,980	53,736	128,536	7,400	200,598	44,923
Stock option expense (in thousands of euros)

F-46     2006 FORM 20-F – PERNOD RICARD

Back to contents

	Plan No. 8	Plan No. 9	Plan No. 10	Plan No. 11	Plan No. 12	Plan No. 13	Plan No. 14
Date of the Board of Directors meeting	December 18, 2001	February 11, 2002	December 17, 2002	December 18, 2003	November 2, 2004	July 25, 2005	June 14, 2006
Type of options	Subscription	Subscription	Subscription	Purchase	Purchase	Purchase	Purchase
Number of beneficiaries	367	84	398	418	459	485	555
Total number of options that can be subscribed	832,202	139,004	863,201	631,497	756,744	378,309	888,867
Of which for Board members	104,348		69,370	41,184	53,122	44,701	79,092
Of which for the top 10 Group employees receiving grants	109,723	27,318	95,074	52,903	64,609	44,228	60,717
Exercise possible as from	December 19, 2005	February 12, 2006	December 18, 2006	December 19, 2007	November 18, 2008	August 12, 2009	June 15, 2010
Disposal possible as from	December 19, 2005	February 12, 2006	December 18, 2006	December 19, 2007	November 18, 2008	August 12, 2009	June 15, 2010
Expiration date	December 18, 2011	February 11, 2012	December 17, 2012	December 18, 2013	November 17, 2014	August 11, 2015	June 14, 2016
Subscription or purchase price in euros	61.60	65.20	73.72	87.73	109.71	136.38	151.47
Options subscribed at June 30, 2006	307,916	82,050		2,225	300
Options cancelled during the year	3,564			2,077	3,478	980
Options not exercised at June 30, 2006	501,039	38,071	844,876	624,049	752,966	377,329	888,867
Stock option expense (in euro thousand)			4,986	4,299	7,140	3,940	448

The Group recognised an expense of €20.8 million within operating profit relating to stock option plans No. 10 to 14 at June 30, 2006.

Details concerning outstanding stock options and changes in the year are set out in the table below:

	Plan No. 10	Plan No. 11	Plan No. 12	Plan No. 13	Plan No. 14	TOTAL number of options	Weighted average exercise price
Date of the Board of Directors meeting	December 17, 2002	December 18, 2003	November 2, 2004	July 25, 2005	June 14, 2006
Type of options	Subscription	Purchase	Purchase	Purchase	Purchase
Exercise price	73.72	87.73	109.71	136.38	151.47
Outstanding options at June 30, 2005	844,876	626,126	756,744	378,309		2,606,055	96.63
Granted					888,867	888,867	151.47
Cancelled		2,077	3,478	980		6,535	106.72
Exercised			300			300	109.71
Lapsed
Outstanding options at June 30, 2006	844,876	624,049	752,966	377,329	888,867	3,488,087	110.59

2006 FORM 20-F – PERNOD RICARD     F-47

Back to contents

The assumptions used in the calculation of the fair values of the options, other than use of the binomial model and the terms under which the options were granted, are as follows:

	Plan No. 10	Plan No. 11	Plan No. 12	Plan No. 13	Plan No. 14	Average
Share price (in euros)	72.12	85.40	114.50	143.20	147.40	110.27
Exercise price (in euros)	73.72	87.73	109.71	136.38	151.47	110.34
Expected volatility	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Expected dividend yield	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Risk free rate	4.40%	4.25%	3.85%	3.25%	4.00%	3.96%
Fair value (in euros)	24.04	28.13	39.24	47.74	47.90	36.62

NOTE 21.

FINANCIAL COMMITMENTS AND LITIGATIONS

(in euro million)	Total	< 1 year	>1 year and < 5years	>5 years
Guarantees granted	3,775	331	3,082	361
Unconditional purchase obligations	525	139	295	90
Operating lease agreements	207	29	81	98
Other contractual obligations	11	6	5
Contractual commitments	743	174	381	188

→ 1.

DETAILS OF MAIN COMMITMENTS AND OBLIGATIONS

In the context of the acquisition of Allied Domecq, warranties with respect to liabilities, notably of a tax-related nature, were granted. Provisions have been recognised to the extent of the amount of the risks as estimated by Group (Note 13).

Main guarantees granted:

›

the Group guaranteed the Allied Domecq pension fund for the contributions owed to it by Allied Domecq Holdings Ltd and its subsidiaries. In addition, the Group granted a guarantee to the holders of the Allied Domecq bonds, whose amount was €1,611 million at June 30, 2006;

›

in August 2005, the Group issued guarantees, on behalf of its subsidiaries EVC, Chivas Brothers (Holdings) Limited and Pernod Ricard USA, in respect of the syndicated loan put in place for the acquisition of Allied Domecq. The amount currently guaranteed is €1,821 million;

›

in 2000, the Group guaranteed bank loans of its subsidiary Irish Distillers Group. The outstanding balance on these loans is €22 million;

›

in 1998, the Group guaranteed bank loans of its subsidiary Pernod Ricard Finance SA. The outstanding balance on these loans is €46 million;

›

in 1995, the Group guaranteed the commercial paper issues of its subsidiary, Pernod Ricard Finance SA. Their amount at June 30, 2006 was €270 million;

›

Pernod Ricard SA, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), irrevocably guaranteed the liabilities of the following subsidiaries for the 2005/2006 financial year: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holdings Ltd.

F-48     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ 2.

CONTRACTUAL OBLIGATIONS

In the context of their wine and champagne production operations, the Group’s Australian subsidiary Orlando Wyndham and its French subsidiary Mumm Perrier-Jouët are committed, respectively, in amounts of €148 and €235 million under certain purchase obligations of grape.

→ 3.

LITIGATION

Other than non-material litigations and/or litigations arising in the normal course of the Group’s business, the following litigations should be mentioned:

›

Litigations relating to brands:

›

Havana Club. The Havana Club brand is owned by a joint venture, Havana Club Holding S.A. (HCH), which is controlled by the Group. The rights of ownership to this brand are currently being contested in Spain by one of the Group’s competitors. In June 2005, the First Instance Court in Spain confirmed HCH’s rights relating to the Havana Club brand following proceedings initiated in 1999. However, the plaintiffs have appealed before the Madrid Provincial Audience, which should render a decision before the end of 2007. No provision has been recognised in the financial statements with regard to this litigation,

›

Champomy. During 2001, the National Institute of Appellations of Origin (INAO) and the Comité Interprofessionnel des vins de Champagne (CIVC) summoned Pernod Ricard and its subsidiaries before the Courts of Paris in order to request the invalidity of the Champomy brands and the prohibition from using them on the grounds that they constitute a violation of the Champagne appellation of origin. Since then, these brands have been sold to the Cadbury Schweppes group. However, Pernod Ricard has granted a warranty to the purchaser with regard to the validity of these trademarks and its contractual liability would be triggered in the event that the Champomy brands were to be cancelled. Pursuant to a court decision of May 10, 2006, the Tribunal de Grande Instance (Regional Court) of Paris dismissed all the claims of INAO and CIVC. However, this judgement has not become final and binding since the INAO and CIVC have appealed.

›

Commercial litigations:

›

claim brought by the Republic of Columbia against Pernod Ricard, Seagram LLc and Diageo Plc. The Republic of Colombia, as well as several Colombian regional departments, brought a claim in October 2004 before the US District Court for the Eastern District of New York against Pernod Ricard SA, Pernod Ricard USA Llc, Diageo Plc, Diageo North America Inc. (f/k/a Guinness UDV America Inc. f/k/a UDV North America Inc. f/k/a Hueblein Inc.), United Distillers Manufacturing Inc., IDV North America Inc. and Seagram Export Sales Company Inc. The plaintiffs claim that these companies have committed an act of unfair competition against the Colombian government (which holds a constitutional monopoly on the production and distribution of spirits) by selling their products through illegal distribution circuits and by receiving payments from companies involved in money laundering. Pernod Ricard contests this claim and is defending itself against all of these allegations,

›

putative class actions in the United States – Sale of Spirits in the United States. Allied Domecq Spirits & Wine Americas Inc., Allied Domecq Spirits & Wine USA, Inc., together with most other major companies in the wine and spirits business in the United States, have been named and served with complaints in a number of nearly identical putative class action lawsuits. The plaintiffs allege that the defendants engaged in a sophisticated and deceptive scheme to market and sell alcohol to underage consumers. The counts alleged include unjust enrichment, negligence, civil conspiracy, fraudulent concealment, and violations of various state consumer protection statutes. These lawsuits were filed and served in the states of Colorado, Ohio, North Carolina, Wisconsin, Michigan, and West Virginia, as well as the District of Columbia. Allied Domecq was served in the Ohio, Wisconsin, Michigan and West Virginia actions,

›

six of the lawsuits—in Colorado, Wisconsin, Ohio, Michigan, West Virginia and the District of Columbia—have been dismissed by the courts in those jurisdictions. Plaintiffs have filed appeals from all of these dismissals. The courts in the remaining lawsuits have not yet ruled on similar pending motions to dismiss. These cases are in the pre-discovery, pre-trial pleading stages. Accordingly, it is too early to predict the amount of any potential loss.

To the company’s knowledge, there are no other lawsuits or exceptional events that are likely to have a significant impact on the Group’s financial position and results of operations.

2006 FORM 20-F – PERNOD RICARD     F-49

Back to contents

NOTE 22.

EVENTS AFTER THE BALANCE SHEET DATE

On November 23, 2006, the Group issued bonds in an aggregate amount of €850 million. This transaction was envisaged at the time of the Allied Domecq acquisition financing and is aimed at refinancing part of the credit facility put in place in August 2005. No other event after the balance sheet date has occured that could have a material impact on the Group’s financial position.

NOTE 23.

LIST OF MAIN CONSOLIDATED COMPANIES

Corby Distilleries Limited is consolidated using the full consolidation method because of the Group’s majority control percentage in respect of this company.

Company	Country	% interest June 30, 2006	% interest June 30, 2005	Consolidation method
Pernod Ricard SA	France	Parent company	Parent company
Pernod Ricard Finance SA	France	100	100	Full consolidation
Santa Lina SA	France	100	100	F.C.
JFA SA	France	100	100	F.C
Ricard SA	France	100	100	F.C.
Pernod SA	France	100	100	F.C.
Cusenier SA	France	100	100	F.C.
Société des Produits d’Armagnac SA	France	100	100	F.C.
Spirits Partners	France	100	100	F.C.
Pernod Ricard Europe SA	France	100	100	F.C.
Pernod Ricard Spain SA (ex Larios Pernod Ricard SA)	Spain	100	100	F.C.
Pernod Ricard Swiss SA	Switzerland	99.65	99.65	F.C.
Distillerie F. LLI Ramazzotti SPA	Italy	100	100	F.C.
Somagnum	Portugal	94.62	94.62	F.C.
Pernod Ricard Deutschland GMBH	Germany	100	100	F.C.
Pernod Ricard Austria GMBH	Austria	100	100	F.C.
Pernod Ricard Nederland BV	Netherlands	100	100	F.C.
EPOM Industrial and Commercial SA of Foods and Drinks	Greece	99.96	99.96	F.C.
Pernod Ricard Minsk LLC	Belarus	99	99	F.C.
Pernod Ricard Ukraine SC with FI	Ukraine	100	100	F.C.
SC Pernod Ricard Romania SRL	Romania	100	100	F.C.
Georgian Wines and Spirits Company LLC	Georgia	90	90	F.C.
Pernod Ricard Latvia LLC	Latvia	100	100	F.C.
Pernod Ricard Estonia OÜ	Estonia	100	100	F.C.

F-50     2006 FORM 20-F – PERNOD RICARD

Back to contents

Company	Country	% interest June 30, 2006	% interest June 30, 2005	Consolidation method
Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary	100	100	F.C.
Pernod Ricard Belgium SA	Belgium	100	100	F.C.
Pernod Ricard Rouss CJSC	Russia	100	100	F.C.
Pernod Ricard Sweden AB	Sweden	100	100	F.C.
Pernod Ricard Denmark A/S	Denmark	100	100	F.C.
Pernod Ricard Finland OY	Finland	100	100	F.C.
Tinville SAS	France	100	100	F.C.
Yerevan Brandy Company CJSC	Armenia	100	100	F.C.
Jan Becher – Karlovarska Becherovka. A/S	Czech republic	100	100	F.C.
SALB. SRO	Czech republic	100	100	F.C.
Pernod Ricard UK Ltd	United Kingdom	100	100	F.C.
Pernod Ricard Asia SAS	France	100	100	F.C.
Pernod Ricard Japan K.K.	Japan	100	100	F.C.
Pernod Ricard Asia Duty Free Ltd	China	100	100	F.C.
Pernod Ricard Taïwan Ltd	Taiwan	100	100	F.C.
Pernod Ricard Thailand Ltd	Thailand	100	100	F.C.
Pernod Ricard Korea Co. Ltd	South Korea	100	100	F.C.
Pernod Ricard Singapore PTE Ltd	Singapore	100	100	F.C.
Pernod Ricard Malaysia SDN BHD	Malaysia	100	100	F.C.
Martell Far East Trading Ltd	China	100	100	F.C
Pernod Ricard (China) Trading Co Ltd	China	100	100	F.C
Shangai Yijia International Trading Co. Ltd	China	100	100	F.C
Pernod Ricard North America SAS	France	100	100	F.C.
Établissements Vinicoles Champenois (EVC)	France	100	100	F.C.
Pernod Ricard USA	USA	100	100	F.C.
Pernod Ricard CESAM (Central and South America)	France	100	100	F.C.
Pernod Ricard Argentina Corp.	Argentina	100	100	F.C.
Pernod Ricard Venezuela CA	Venezuela	100	100	F.C.
Pramsur SA	Uruguay	100	100	F.C.
Pernod Ricard Chile SA	Chile	100	100	F.C.
Pernod Ricard Colombia SA	Colombia	100	100	F.C.
Pernod Ricard Brasil Industria e Comercio PLLC	Brazil	100	100	F.C.
Pernod Ricard Uruguay SA	Uruguay	100	100	F.C.
Agros Holding SA	Poland	100	99.97	F.C.
Wyborowa SA	Poland	100	99.89	F.C.
Chivas Brothers (Holdings) Ltd	United Kingdom	100	100	F.C.
Chivas 2000 UL	United Kingdom	100	100	F.C.
The Glenlivet Distillers Ltd	United Kingdom	100	100	F.C.
Glenlivet Holdings Ltd	United Kingdom	100	100	F.C.
Hill. Thomson & Co Ltd	United Kingdom	100	100	F.C.
Chivas Brothers Pernod Ricard Ltd	United Kingdom	100	100	F.C.

2006 FORM 20-F – PERNOD RICARD     F-51

Back to contents

Company	Country	% interest June 30, 2006	% interest June 30, 2005	Consolidation method
Chivas Brothers Ltd	United Kingdom	100	100	F.C.
Pernod Ricard Travel Retail Europe	United Kingdom	100	100	F.C.
Irish Distillers Ltd	Ireland	100	100	F.C.
Fitzgerald & Co. Ltd	Ireland	100	100	F.C.
Dillon Bass Ltd	United Kingdom	63	63	F.C.
Watercourse Distillery Ltd	Ireland	100	100	F.C.
Pernod Ricard South Africa PTY Ltd	South Africa	100	100	F.C.
Comrie Ltd	Ireland	100	100	F.C.
Martell Mumm Perrier-Jouët SAS	France	100	100	F.C
Martell & Co. SA	France	100	100	F.C
Augier Robin Briand & Co. SA	France	100	100	F.C.
Sodovima (Société des Domaines Viticoles Martell) SA	France	100	100	F.C.
Renault Bisquit SA	France	100	100	F.C.
Pernod Ricard Pacific Holding Pty Ltd	Australia	100	100	F.C.
Pernod Ricard Pacific Pty Ltd	Australia	100	100	F.C.
Orlando Wyndham Group Pty Ltd	Australia	100	100	F.C.
Orlando Wyndham New Zealand Ltd	Australia	100	100	F.C.
Montana Group (NZ) Limited	New Zealand	100		F.C.
Peri Mauritius	Mauritius	100	100	F.C.
Seagram India	India	100	100	F.C.
Seagram Distilleries (P) Limited.	India	100	100	F.C.
Havana Club Internacional	Cuba	50	50	F.C.
AD Argentina SA	Argentina	100		F.C.
Allied Domecq Australia Pty Ltd	Australia	100		F.C.
AD Agencies d.o.o. Bosnia	Bosnia	100		F.C.
AD Agencies Bulgaria EOOD	Bulgaria	100		F.C.
AD Brasil Comercio e Industria Ltda	Brazil	100		F.C.
Corby Distilleries Limited	Canada	46		F.C.
Hiram Walker and Sons Ltd	Canada	100		F.C.
ADCAN Management Company	Canada	100		F.C.
ADSW Switzerland	Switzerland	100		F.C.
HW (International) AG	Switzerland	100		F.C.
Kahlúa AG	Switzerland	100		F.C.
Allied Domecq AG (previously Tia Maria AG)	Switzerland	100		F.C.
Tia Maria Ltd	Switzerland	75.61		F.C.
PRC Diffusion EURL	France	100		F.C.
Allied Domecq Spirits & Wine (Shanghai) Trading Co Ltd	China	100		F.C.
AD sro – Czech Republic	Czech republic	100		F.C.
ADSW Danmark AS	Denmark	100		F.C.
ADSW Estonia AS	Estonia	100		F.C.
Domecq Bodegas	Spain	98.58		F.C.

F-52     2006 FORM 20-F – PERNOD RICARD

Back to contents

Company	Country	% interest June 30, 2006	% interest June 30, 2005	Consolidation method
ADSW Finland Oy	Finland	100		F.C.
Ballantine’s Mumm Distribution SA	France	100		F.C.
Financière Moulins de Champagne S.A.S.	France	100		F.C.
GIE Mumm Perrier-Jouët Vignobles et Recherches	France	99.6		F.C.
G.H. Mumm & Cie - Sté Vinicole de Champagne Succéseur	France	99.6		F.C.
Champagne Perrier-Jouët S.A.	France	99.5		F.C.
SA R&L Legras.	France	99.5		F.C.
ADG France SA	France	100		F.C.
Allied Domecq SA	France	100		F.C.
Allied Distillers Ltd	United Kingdom	100		F.C.
ADDF (UK) Ltd	United Kingdom	100		F.C.
AD Wine UK Ltd	United Kingdom	100		F.C.
ADSW Ltd	United Kingdom	100		F.C.
ADSW (Overseas) Ltd	United Kingdom	100		F.C.
Allied Domecq (Holdings) Ltd	United Kingdom	100		F.C.
AD Pensions Limited	United Kingdom	100		F.C.
AD Medical Expenses Trust Ltd	United Kingdom	100		F.C.
Allied Domecq Ltd	United Kingdom	100		F.C.
ADFS Plc	United Kingdom	100		F.C.
AD Overseas Ltd	United Kingdom	100		F.C.
ADO (Europe) Ltd	United Kingdom	100		F.C.
ADO (Canada) Ltd	United Kingdom	100		F.C.
ADSW Investments Ltd	United Kingdom	100		F.C.
EC Germany Ltd	United Kingdom	100		F.C.
Bedminster Holdings Limited	United Kingdom	100		F.C.
AD (Europe) Finance	United Kingdom	100		F.C.
Hiram Walker and Sons (UK) Ltd	United Kingdom	100		F.C.
HWGW (UK) Ltd	United Kingdom	100		F.C.
Millstream Holdings Ltd	United Kingdom	100		F.C.
AD Investment Holding Ltd	United Kingdom	100		F.C.
ADSW Investment Holding Ltd	United Kingdom	100		F.C.
AD Investments UK Ltd	United Kingdom	100		F.C.
CG Hibbert Ltd	United Kingdom	100		F.C.
Allied Domecq Spirits & Wine (China) Ltd	China	100		F.C.
AD Agencies d.o.o. – Croatia	Croatia	100		F.C.
AD Hungary Kft	Hungary	100		F.C.
Allied Domecq Irish Holdings	Ireland	100		F.C.
AD International Finance Co.	Ireland	100		F.C.
AD Bedminster Ireland	Ireland	100		F.C.
Portland Insurance Ltd	United Kingdom	100		F.C.
Bedminster Jersey Ltd	United Kingdom	100		F.C.

2006 FORM 20-F – PERNOD RICARD     F-53

Back to contents

Company	Country	% interest June 30, 2006	% interest June 30, 2005	Consolidation method
Jinro Ballantines Co	South Korea	70		F.C.
Bedminster (Luxembourg) SARL	Luxembourg	100		F.C.
ADSW Latvia	Latvia	100		F.C.
Casa Pedro Domecq Mexico	Mexico	99.87		F.C.
ADSW Benelux B.V.	Netherlands	100		F.C.
AD International Holdings BV	Netherlands	100		F.C.
ADSW Norway	Norway	60		F.C.
Pernod Ricard New Zealand Limited	New Zealand	100		F.C.
Millstream Finance	New Zealand	100		F.C.
Millstream Equities	New Zealand	100		F.C.
Pernod Ricard Philippines Inc	Philippines	100		F.C.
Ballantine’s Polska Sp z.o.o. – Poland	Poland	100		F.C.
ADSW (Romania) SA	Romania	51		F.C.
ADSW Sweden AB	Sweden	100		F.C.
AD Agencies d.o.o. – Slovenia	Slovenia	100		F.C.
Allied Domecq Retailing Sweden	Sweden	100		F.C.
AD Istanbul Dom. and Foreign Trade Ltd	Turkey	100		F.C.

F-54     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 24.

EXPLANATORY NOTES REGARDING THE TRANSITION TO IFRS AT JUNE 30, 2005

→ 1.

IFRS INCOME STATEMENT

The table below is a reconciliation between the consolidated income statement prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the consolidated income statement prepared in accordance with IFRS.

(in euro million)	French GAAP – IFRS format	IFRS Adjustments	IFRS
For 12 months	June 30, 2005		June 30, 2005
Net sales	3,674	(62)	3,611
Cost of sales	(1,256)	(199)	(1,455)
Gross margin	2,418	(261)	2,156
A&P and distribution costs	(981)	238	(743)
Contribution after A&P expenses	1,436	(23)	1,413
Selling, general and administrative expenses	(688)	3	(685)
Operating profit from ordinary activities	748	(20)	729
Other operating income and expenses	16	–	16
Operating profit	765	(20)	745
Financial income (expense) from ordinary activities	(98)	–	(98)
Other financial income (expense)	6	4	10
Financial income (expense)	(92)	4	(88)
Income tax	(173)	10	(163)
Net profit from continuing operations	499	(6)	493
Share of net profit/(loss) of associates	-	–	-
Goodwill amortisation	(15)	15	-
Net profit	484	9	493
Net profit attributable to minority interests	(9)	-	(9)
Net profit attributable to equity holders of the parent	475	9	484
Earnings per share
Earnings per share – basic	6.82		7.55
Net earnings per share- diluted	6.44		6.81

Breakdown provided in the detailed IFRS reconciliation table in Appendix 1.

2006 FORM 20-F – PERNOD RICARD     F-55

Back to contents

→ 2.

IFRS BALANCE SHEET(2)

The table below is a reconciliation between the consolidated balance sheet under French GAAP and the IFRS consolidated balance sheet.

→

ASSETS

(in euro million)	July 1, 2004 French GAAP Net	IFRS reclassifications and adjustments Net	July 1, 2004 IFRS Net	June 30, 2005 IFRS Net
Non-current assets
Intangible assets	2,007	(30)	1,978	1,993
Goodwill	193	35	228	217
Property, plant & equipment	824	(13)	811	853
Biological assets	–	17	17	19
Non-current financial assets	138	(14)	124	80
Deferred tax assets	320	14	334	354
Non-current assets	3,482	10	3,492	3,515
Current assets
Inventories	2,163	6	2,169	2,179
Operating receivables and other receivables	931	(14)	917	1,178
Other financial assets	175	(131)	44	10
Cash and cash equivalents	120	(2)	118	125
Bond redemption premiums	35	(35)	–	–
Current assets	3,424	(177)	3,247	3,493
Total assets	6,906	(167)	6,739	7,007

F-56     2006 FORM 20-F – PERNOD RICARD

Back to contents

→

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in euro million)	July 1, 2004 French GAAP Net	IFRS reclassifications and adjustments Net	July 1, 2004 IFRS Net	June 30, 2005 IFRS Net
Share capital	219	–	219	219
Additional paid-in capital	38	–	38	38
Retained earnings and currency translation adjustments	2,389	(536)	1,853	1,789
Net profit attributable to equity holders of the parent	169	–	169	484
Shareholders’ equity attributable to equity holders of the parent	2,814	(536)	2,278	2,530
Minority interests	28	1	29	35
of which profit attributable to minority interests	4	–	4	9
Total shareholders’ equity	2,842	(535)	2,307	2,565
Non-current provisions	464	(120)	344	367
Deferred tax liabilities	121	421	541	551
Convertible bonds	548	(64)	484	502
Non-current derivative instruments	–	(4)	(4)	(2)
Other non-current financial liabilities	955	2	957	509
Non-current financial liabilities	1,503	(67)	1,436	1,009
Total non-current liabilities	2,088	234	2,322	1,927
Current provisions	–	119	119	121
Operating payables	892	88	980	934
Other operating payables	155	(83)	72	177
Other current financial liabilities	929	–	929	1,270
Current derivative instruments	–	10	10	13
Total current liabilities	1,976	134	2,110	2,514
Total liabilities and shareholders’ equity	6,906	(167)	6,739	7,007

Reconciliation table between shareholders’ equity attributable to equity holders of the parent under French GAAP and IFRS from July 1, 2004 to June 30, 2005:

(in euro million)	July 1, 2004	Net profit	Currency translation adjustment	Changes to retained earnings	June 30, 2005
Movements from the previous balance sheet date under French GAAP	2,814	475	50	(238)	3,101
Adjustments IAS 32 – Elimination of treasury shares	(147)	–	–	(42)	(189)
Adjustments IAS 12 – Deferred tax on brands	(384)	2	(2)	3	(380)
Adjustments IFRS 2 – Share-based payments	–	(14)	–	14	–
Adjustments IFRS 3 – Goodwill amortisation	–	14	(10)	-	4
Adjustments IAS 32/39 – OCEANEs	32	(7)	–	–	24
Adjustments IAS 32/39 – Other	(13)	7	–	(9)	(15)
Other IFRS adjustments	(1)	(1)	-	–	(1)
Tax impact of IFRS adjustments	(23)	8	–	2	(13)
Movements from the previous balance sheet date under IFRS	2,278	484	38	(271)	2,530

2006 FORM 20-F – PERNOD RICARD     F-57

Back to contents

→ 3.

CONTEXT OF THE PUBLICATION

Pursuant to European Regulation No.°1606/2002, adopted on July 19, 2002, companies listed on a regulated stock market of a European Member State must prepare their consolidated financial statements according to the International Accounting Standards adopted by the European Union (IAS or IFRS – International Financial Reporting Standards, the new name for IAS as of May 2002), for all financial years starting on or after January 1, 2005.

Pursuant to a resolution of the combined Shareholders’ Meeting of May 17, 2004, the accounting period was extended for six months, and ended June 30, 2005. Subsequent accounting periods have an opening date of July 1 and a closing date of June 30. As a result, the Group’s consolidated financial statements for the period July 1, 2005 through June 30, 2006 are prepared according to these standards, which also calls for a comparison of this period with the financial statements for the period July 1, 2004 through June 30, 2005 (hereafter referred to as “the Period”) prepared according to the same standards. In order to publish this comparative information, the Group has prepared an opening balance sheet at July 1, 2004, which is the baseline for application of IFRS. The impacts of transition are recognised in opening shareholders’ equity. In accordance with the French Financial Markets Authority’s (AMF) recommendation relating to financial communications during the transition period, the Pernod Ricard Group decided to present herein the quantitative impact of the transition to IFRS on the financial statements for the period July 1, 2004 – June 30, 2005.

This financial information on the quantitative impact of the transition to IFRS has been prepared by applying to the data for the Period the IFRS standards and interpretations that the Group has applied in preparing its comparative consolidated financial statements for the period ended June 30, 2005. The basis of preparation of this financial information as described in the notes hereto thus derives from:

›

IFRS standards and interpretations mandatorily applicable at June 30, 2006, to the extent that they are known to date;

›

IFRS standards and interpretations mandatorily applicable after 2006, which the Group decided to adopt early;

›

the outcome that the Group expects to the technical questions and drafts currently being discussed by the IASB and IFRIC and which could become applicable at the time of publication of the consolidated financial statements for the 2006 financial year;

›

options retained and exemptions used which are those that the Group will likely retain in preparing its first IFRS consolidated financial statements in 2005.

→ 4.

FIRST-TIME APPLICATION OPTIONS

IFRS 1 (First-time adoption of international financial reporting standards), allows a first-time adopter to depart from certain IFRS standards (mainly to avoid retrospective application of certain standards). The Group has examined all possible accounting treatments and has chosen to opt for the following exemptions:

4.1.

Business Combinations

The Group has elected not to retrospectively apply IFRS 3 for acquisitions completed before July 1, 2004.

4.2.

Currency translation adjustment

The Group has retained the option offered by IFRS 1 of resetting exchange rate differences previously recalculated upon the translation of the financial statements of foreign subsidiaries into euros to nil. An amount of €176 million has been reclassified from translation adjustment reserves to consolidated reserves at July 1, 2004. This reclassification has no impact on shareholders’ equity.

4.3.

Intangible assets and property, plant and equipment

The Group used the option of measuring certain intangible assets and property, plant and equipment at fair value in the opening balance sheet. This option was used as an exception and for immaterial amounts.

4.4.

Financial Instruments (amended versions of IAS 32 & 39)

The Group has applied the amended versions of IAS 32 and IAS 39 as from July 1, 2004.

4.5.

Share-based payment (IFRS 2)

The Group has applied this standard as from July 1, 2004 to all instruments granted after November 7, 2002 and not yet vested at July 1, 2004.

The Group has not retained the other exemptions allowed by IFRS 1.

F-58     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ 5.

DIFFERENCES BETWEEN THE ACCOUNTING STANDARDS PREVIOUSLY APPLIED
BY THE GROUP (FRENCH GAAP) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) ARE EXPLAINED IN THE FOLLOWING NOTES:

NOTE 1.

IAS 18 – REVENUE

→ 1.

A&P EXPENSES

In the consolidated financial statements prepared according to French GAAP, costs for services rendered paid by the Group to its distributors are generally recorded as promotional costs, included under the A&P expenses caption.

Pursuant to IAS 18 Revenue, certain costs for services rendered in connection with sales, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at point of sale, are deducted directly from sales if there is no separately identifiable service whose fair value can be reliably measured.

In the financial statements prepared according to IFRS, revenues, A&P expenses and SG&A expenses are consequently both reduced by approximately €247 million (Appendix 2) for the Period. This reclassification has no impact on operating profit or on net profit.

→ 2.

DUTIES

Pursuant to IAS 18, the Group has reclassified €181 million (Appendix 2) to cost of sales from sales for the Period, relating to the treatment of certain import duties in Asia, which are presented under French GAAP as a deduction from sales (excl. tax and duties). As these duties are not specifically re-billed to customers (as are Social Security stamps in France, for example), IAS 18 requires that they be classified under “cost of sales”.

→ 3.

DISCOUNTS

Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but are rather accounted for as a deduction from sales (excl. tax and duties). The Group has reclassified an amount of €9 million (Appendix 2) for the Period from financial expense to a deduction from net sales.

NOTE 2.

EXCEPTIONAL INCOME/EXPENSE

Pursuant to IAS 1 (Presentation of Financial Statements), exceptional items are included within operating profit and are presented under a separate income statement caption entitled “Other operating income and expenses”.

2006 FORM 20-F – PERNOD RICARD     F-59

Back to contents

NOTE 3.

IAS 12 – INCOME TAXES

→ 1.

DEFERRED TAX ON BRANDS

Pursuant to paragraph 313 of regulation 99–02, deferred tax is not recognised, in consolidated financial statements prepared under French GAAP, on brands acquired through business combinations. IAS 12, Income Taxes, does not allow such an exemption with regard to the non-recognition of deferred taxes on brands. From July, 1, 2004, deferred tax liabilities are therefore recognised based on the difference between the book and tax values of brands. This results in an increase in long term deferred tax liabilities of €384 million (Appendix 5) at July 1, 2004, with a corresponding reduction in shareholders’ equity in the same amount. The same adjustment at June 30, 2005 amounts to €380 million (Appendix 6).

→ 2.

TAX EFFECT OF OTHER IFRS ADJUSTMENTS

At July 1, 2004, the Group recorded through shareholders’ equity €23 million (Appendix 5) of deferred tax on all other IFRS adjustments as a result of temporary difference between the book value and tax value of assets and liabilities, with a corresponding adjustment being recorded to shareholders’ equity. At June 30, 2005, the tax effect of other IFRS adjustments was €10 million for the Period, of which €8 million was recognised in the income statement and €2 million is recognised directly in equity.

NOTE 4.

IAS 32 / 39 – FINANCIAL INSTRUMENTS

→ 1.

COMPOUND INSTRUMENTS – OCEANE BONDS

In accordance with the amended version of IAS 32 Financial Instruments: presentation and disclosure, if a financial instrument includes different components, certain of which have the characteristics of debt instruments and others which are equity instruments, the issuer must classify these different components separately from each other. Thus, a single instrument must, if applicable, be partly recognised within financial liabilities and partly within equity. This category of instruments includes financial instruments that create a liability for the issuer and that grant an option to the holder of the instrument to convert it into an equity instrument of the issuer. When the nominal amount of a compound financial instrument is allocated to its equity and liability components, the equity component is equal to the difference between the nominal value of the instrument and the debt component. The debt component is calculated as the market value of a similar liability that does not have an associated equity component.

Pernod Ricard issued €488,749,999 of debt, comprised of 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value per unit of €107 with dividend rights from February 13, 2002. The duration of this debt is 5 years and 322 days from February 13, 2002. Thus, normal repayment will be made in full on January 1, 2008, through redemption at a price of €119.95 per OCEANE bond (being a conversion rate of €95.96 following the allocation of bonus shares, which took place in 2003 as described below). OCEANE bonds bear interest at 2.50% per year, payable in arrears on January 1 of each year.

Main characteristics of OCEANE bonds:

›

deadline for exercising the option to convert or exchange OCEANE bonds: from February 13, 2002 until the 7th business day preceding the redemption date;

›

following the capital increase on February 14, 2003 by incorporation of reserves and creation of new shares in the ratio of one new bonus share for each four existing shares, the attribution ratio of OCEANE bonds was adjusted. As a result, a bond is now convertible and/or exchangeable for 1.25 Pernod Ricard shares;

›

at June 30, 2005, 4,567,614 OCEANE bonds remained outstanding and give a right to conversion or exchange into 5,709,518 Pernod Ricard shares (after the adjustment resulting from the increase in capital with effect from February 14, 2003);

F-60     2006 FORM 20-F – PERNOD RICARD

Back to contents

›

at July 1, 2004, the retrospective application of the amended version of IAS 32 to the OCEANE bonds issued by the Group has a positive pre-tax impact on consolidated shareholders’ equity of €32 million (Appendix 5). Furthermore, financial expense relating to OCEANE bonds, and calculated according to the effective interest rate method, increased by €7 million for the Period (Appendix 3).

Early conversion of OCEANE bonds.

The early conversion of the OCEANEs which took place after the balance sheet date is considered by IFRS as an ‘induced conversion’. Consequently, compensation on conversion (€16.1 million) and the conversion premium (€20.5 million) are treated as forced conversion penalties and will be recognised in the income statement for the financial year beginning July 1, 2005. The section below provides the debt/equity breakdown of the OCEANE bonds at subscription on February 13, 2002, then indicates the impact of an early conversion on shareholders’ equity, non-current financial liabilities and net profit in the IFRS accounts at June 30, 2005 (excluding the impact of the compensation on conversion and the conversion premium).

(in euro million)	Reminder of initial accounting for the OCEANEs on February 13, 2002
Equity component	45
Debt component	444
Impact on shareholders’ equity
Shareholders’ equity at June 30, 2005 before conversion	2,565
Increase in shareholders’ equity following conversion	+ 502
Shareholders’ equity at June 30, 2005 after conversion	3,067
Impact on non-current financial liabilities
Debt at June 30, 2005 before conversion	2,289
OCEANE bonds conversion	(502)
Debt at June 30, 2005 after conversion	1,787
Impact on Net profit attributable to equity holders of the parent
Net profit attributable to equity holders of the parent at June 30, 2005 before conversion	484
OCEANE bonds conversion	+ 19
Net profit attributable to equity holders of the parent at June 30, 2005 after conversion	503

→ 2.

DERIVATIVE INSTRUMENTS AND APPLICATION OF THE AMORTISED COST METHOD

In the consolidated financial statements prepared under French GAAP, interest rate and foreign currency derivative instruments qualifying as hedges are accounted for as off-balance sheet items. Losses or gains on these derivative instruments are deferred until such time at which the hedged item is itself recognised in profit and loss.

In application of the amended version of IAS 39, Financial instruments: Recognition and Measurement, all derivative instruments must be reflected on the balance sheet at their fair value.

If the derivative instrument is designated as a fair value hedge, changes in value of the derivative instrument and the hedged item are recorded in profit and loss in the same period.

If the derivative instrument is designated as a cash flow hedge, the change in value of the effective portion of the derivative is recorded in shareholders’ equity. It is recognised in profit and loss when the hedged item itself is recorded in profit and loss. However, changes in value of the ineffective portion of the derivative are recognised directly in profit and loss.

Furthermore, interest-bearing financial assets and liabilities are reflected at historical cost on the consolidated balance sheet, in some cases after taking into account a provision for impairment losses on assets. The financial income and expense relating to these assets and liabilities are calculated on the basis of their nominal interest rate, issuance costs incurred being recognised in assets on the balance sheet and amortised over the life of the instruments.

2006 FORM 20-F – PERNOD RICARD     F-61

Back to contents

The amended version of IAS 39 requires that certain financial assets and liabilities be recognised in accordance with the amortised cost method, based on the effective interest rate. This calculation includes all the costs and commissions provided for between the contracting parties. Under this method, costs directly attributable to the acquisition of financial liabilities are recognised in profit and loss based on the effective interest rate.

At July 1, 2004, recognition of derivative instruments on the balance sheet at fair value and the application of the amortised cost method had a negative pre-tax impact on consolidated shareholders’ equity of €13 million (Appendix 5).

Furthermore, profit before tax recognised in respect of derivative instruments and the application of the amortised cost method amounts to €7 million for the Period.

The same adjustment at June 30, 2005 had a negative impact for the Period of €2 million, broken down into a positive impact of €7 million on profit and a negative impact of €9 million recognised directly in reserves (Appendices 3 and 6).

→ 3.

FINANCIAL ASSETS

In accordance with French GAAP, the Group measures its marketable securities at the lower of historical cost and net realizable value. All unrealized losses are recorded in the income statement for the period. French GAAP does not allow these securities to be measured at fair value.

Under the amended version of IAS 39, marketable securities must be classified into three categories:

›

held-for-trading (securities acquired and held principally for the purpose of resale within the near term);

›

held-to-maturity (securities providing rights to fixed and determinable payments and with fixed maturity that the Group has the positive intention and ability to hold to maturity);

›

available-for-sale financial assets (all securities not classified in one of the two previous categories). The majority of securities held by the Group are classified in the available-for-sale category and unrealised gains and losses are recognised directly in equity.

At July 1, 2004, the positive difference between the carrying amount of securities and their fair value was €7 million, with a corresponding increase in shareholders’ equity (Appendix 5).

At June 30, 2005, the same adjustment has a positive impact of €3 million on shareholders’ equity following disposals made during the Period (Appendix 6).

→ 4.

TREASURY SHARES

In accordance with French GAAP, treasury shares intended to cover share purchase option plans granted to employees are classified as marketable securities. Other treasury shares are recognised as a reduction in shareholders’ equity at their acquisition cost.

Under French GAAP, an impairment loss is recognised in the income statement for unrealised losses on shares classified as marketable securities. Reversals of impairment losses due to increases in the share price, are recognised as financial income or expense.

At July 1, 2004, Pernod Ricard SA held 2,290,002 treasury shares classified as marketable securities at a cost of €127 million (Appendix 5). Furthermore, SIFA, an equity accounted company, held 7,215,373 Pernod Ricard shares, with the Group’s proportionate share of SIFA’s Pernod Ricard shares amounting to €20 million (Appendix 5).

Under IFRS, treasury shares are recognised on acquisition as a decrease in equity and changes in value are not recognised. When treasury shares are disposed of, the total difference between their acquisition cost and their fair value at the date of disposal is generally recognised as a change in shareholders’ equity.

At July 1, 2004, the impact on the Shareholders’ equity attributable to equity holders of the parent is a reduction of €147 million (Appendix 5) relating to both the reclassification of treasury shares treated as marketable securities under French GAAP and a reduction in the amount of investment accounted for under the equity method in respect of the shares held by SIFA.

The same adjustment at June 30, 2005 amounts to €189 million (Appendix 6).

F-62     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 5.

IFRS 3 – VALUATION OF GOODWILL AND INTANGIBLE ASSETS

In the consolidated financial statements prepared under French GAAP, brands of acquired companies which were separately identified at the time of acquisition are not systematically amortised, and goodwill is systematically amortised over a timeframe which reflects, as reasonably as possible, the assumptions retained, objectives fixed and outlook envisaged at the point of acquisition. Brands and goodwill are subject to impairment testing at least once a year. Exceptional impairment is recognised when their recoverable amount becomes permanently less than their book value.

Pursuant to IFRS 3, Business combinations and the amended version of IAS 38, Intangible Assets, goodwill and intangible assets with indefinite useful lives may not longer be amortised but should be subject to impairment tests at least once a year.

Consequently, the goodwill amortisation expense recognised in the consolidated income statement prepared under French GAAP (€14 million (Appendix 1) in the Period) is cancelled in the financial statements prepared under IFRS.

NOTE 6.

IFRS 2 – SHARE-BASED PAYMENTS

In the consolidated financial statements prepared under French GAAP, stock options are not measured and have no impact on the consolidated income statement.

Pursuant to IFRS 2, Share-based Payments, stock options granted to employees must be measured at fair value, the fair value being recognised in the income statement over the period during which rights vest with the employee. The fair value of options has been determined using the binomial valuation model, using management assumptions.

The Group has measured all options which were not vested at July 1, 2004 and had been granted after November 7, 2002, the date from which the granting of options must be treated in accordance with IFRS 2.

At July 1, 2004, the application of IFRS 2 has no impact on the consolidated balance sheet or on shareholders’ equity attributable to equity holders of the parent.

Furthermore, the total expense recognised for the Period in respect of stock options amounts to €14 million (Appendix 1), with a corresponding off-set entry being recorded in shareholders’ equity.

NOTE 7.

IAS 41 – AGRICULTURE

This standard sets out the accounting treatment of operations involving biological assets (for example, vineyards) destined for sale or for agricultural produce (for example, grapes).

IAS 41 was specifically adapted to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Pernod Ricard Group.

A similar accounting treatment applies, however, to other biological assets (for example, agave fields).

In the consolidated financial statements prepared under French GAAP, biological assets, with the exception of land, are valued at historical cost and depreciated over their useful economic lives. Their production (harvest) is valued at production cost.

IAS 41 requires that biological assets and their production (harvests) be recognised at fair value in the balance sheet, after deducting estimated costs of sale, the date at which it is possible to obtain a reliable estimate of price, for example by reference to an active market. Changes in fair value are recognised in profit and loss.

At July 1, 2004, pursuant to IAS 41, the Group reclassified €15 million of property, plant and equipment as biological assets and increased the value of its vineyards held in the its ‘Wine’ operations, mainly in Australia and France, by €2 million.

Furthermore, changes in fair value of €0.4 million were recognised in profit and loss for the Period.

2006 FORM 20-F – PERNOD RICARD     F-63

Back to contents

NOTE 8.

Appendices

→ APPENDIX 1.

INCOME STATEMENT TRANSITION TABLE

The table below is a reconciliation of the consolidated income statement prepared in accordance with French GAAP and the consolidated income statement prepared in accordance with IFRS:

(in euro million)	French GAAP IFRS Format	IFRS reclassifications and adjustments					IFRS Adjustments	IFRS
12 months	June 30, 2005	IAS 18	IAS 32/39	IFRS 2	Goodwill amortisation	Others		June 30, 2005
Net sales	3,674	(62)	–	–	–	-	(62)	3,611
Cost of sales	(1,256)	(199)	–	–	–	-	(199)	(1,455)
Gross margin	2,418	(262)	–	–	–	-	(261)	2,156
A&P and distribution costs	(981)	238	–	–	–	-	238	(743)
Contribution after A&P expenses	1,436	(24)	–	–	–	1	(23)	1,413
Selling, general and administrative expenses	(688)	15	(1)	(14)	–	4	3	(685)
Operating profit from ordinary activities	748	(9)	(1)	(14)	-	4	(20)	729
Other operating income and expenses	16	–	–	–	(1)	1	-	16
Operating profit	765	(9)	(1)	(14)	(1)	5	(20)	745
Financial income (expense) from ordinary activities	(98)							(98)
Other financial income (expense)	6	9	1	–	–	(6)	4	10
Financial income (expense)	(92)	9	1	–	–	(6)	4	(88)
Income tax	(173)	–	1	–	–	10	10	(163)
Net profit from continuing operations	499	-	-	(14)	(1)	9	(6)	493
Share of net profit/(loss) of associates	-	–	–	–	–	–	–	-
Goodwill amortisation	(15)	–	–	–	15	0	15	-
Net profit	484	-	-	(14)	14	9	9	493
Net profit attributable to minority interests	(9)	–	–	–	-	–	-	(9)
Net profit attributable to Equity holders of the parent	475	-	-	(14)	14	9	9	484
Earnings per share
Earnings per share – basic	6.82							7.55
Earnings per share- diluted	6.44							6.86

F-64     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ APPENDIX 2.

IAS 18

(in euro million)	Reclassifications on application of IAS 18 Revenue
12 months	A& P expenses	Duties	Discounts	Services	Total
Net sales	(247)	181	(9)	13	(62)
Cost of sales	-	(181)	–	(18)	(199)
Gross margin	(247)	–	(9)	(5)	(262)
A&P and distribution costs	238	–	–	(0)	238
Contribution after A&P expenses	(9)	–	(9)	(5)	(24)
Selling, general and administrative expenses	9	–	-	5	15
Operating profit from ordinary activities	-	–	(9)	–	(9)
Other operating income and expenses	–	–	–	–	–
Operating profit	-	–	(9)	–	(9)
Financial income (expense) from ordinary activities					–
Other financial income (expense)	-	–	9	–	9
Financial income (expense)	-	–	9	–	9
Income tax	–	–	–	–	–
Net profit from continuing operations	-	–	–	–	-
Share of net profit/(loss) of associates	–	–	–	–	–
Goodwill amortisation	–	–	–	–	–
Net profit	-	–	–	–	-
Net profit attributable to minority interests	–	–	–	–	–
Net profit attributable to equity holders of the parent	-	–	–	–	-

2006 FORM 20-F – PERNOD RICARD     F-65

Back to contents

→ APPENDIX 3.

IAS 32/39

(in euro million)	Adjustments on application of IAS 32/39 Financial Instruments
12 months	OCEANE bonds	Others	Total
Net sales	–	–	–
Cost of sales	–	–	–
Gross margin	–	–	–
A&P and distribution costs	–	–	–
Contribution after A&P expenses	–	–	–
Selling, general and administrative expenses	-	(1)	(1)
Operating profit from ordinary activities	-	(1)	(1)
Other operating income and expenses	–	–	–
Operating profit	-	(1)	(1)
Financial income (expense) from ordinary activities
Other financial income (expense)	(7)	8	1
Financial income (expense)	(7)	8	1
Income tax	3	(2)	1
Net profit from continuing operations	(5)	5	-
Share of net profit/(loss) of associates	–	–	–
Goodwill amortisation
Net profit	(5)	5	-
Net profit attributable to minority interests	–	–	–
Net profit attributable to equity holders of the parent	(5)	5	-

→ APPENDIX 4.

KEY FINANCIAL INDICATORS

(in euro million)		IFRS Adjustments		IFRS
12 months	French GAAP IFRS Format June 30, 2005	(in euro million)%		June 30, 2005
Net sales (excl. tax and duties)	3,674	(62)	(1.7)%	3,611
Gross margin	2,418	(261)	(10.8)%	2,156
Gross margin %	65.8%			59.7%
Net sales (excl. tax and duties)	3,674	(62)	(1.7)%	3,611
A&P expenses	(830)	238	(28.7)%	(592)
As a % of sales	22.6%			16.4%
Net sales	3,674	(62)	(1.7)%	3,611
Operating Profit	748	(20)	(2.6)%	729
As a % of sales	20.4%			20.2%

F-66     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ APPENDIX 5.

OPENING CONSOLIDATED IFRS BALANCE SHEET

The table below is a reconciliation between the consolidated balance sheet under French GAAP and the IFRS consolidated balance sheet.

→

ASSETS

(in euro million)	July 1, 2004 French GAAP Net	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	July 1, 2004 IFRSNet
Non-current assets
Intangible assets	2,007						(30)	(30)	1,978
Goodwill	193						35	35	228
Property, plant & equipment	824						(13)	(13)	811
Biological assets	-						17	17	17
Non-current financial assets	138			-	7	(21)	-	(14)	124
Deferred tax assets	320	14						14	334
Total non-current assets	3,482	14	–	-	7	(21)	9	10	3,492
Current assets
Inventories	2,163						6	6	2,169
Operating receivables and other receivables	931		(3)	(6)			(5)	(14)	917
Other financial assets	175	–	–	(5)		(127)	-	(131)	44
Cash and cash equivalents	120			(2)			(1)	(2)	118
Bond redemption premiums	35		(35)	–			–	(35)	-
Total current assets	3,424	–	(39)	(12)	-	(127)	-	(177)	3,247
Total assets	6,906	14	(39)	(12)	7	(147)	10	(167)	6,739

2006 FORM 20-F – PERNOD RICARD     F-67

Back to contents

→

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in euro million)	July 1, 2004 French GAAP Net	IAS 12	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	July 1, 2004 IFRS Net
Share capital	219									219
Additional paid-in capital	38									38
Retained earnings and currency translation adjustments	2,389	(384)	(23)	32	(13)	7	(147)	(8)	(536)	1,853
Net profit attributable to equity holders of the parent	169									169
Shareholders’ equity - attributable to equity holders of the parent	2,814	(384)	(23)	32	(13)	7	(147)	(8)	(536)	2,278
Minority interest	28							1	1	29
Of which profit attributable to minority interests	4									4
Total shareholders’ equity	2,842	(384)	(23)	32	(13)	7	(147)	(7)	(535)	2,307
Non-current provisions	464							(120)	(120)	344
Deferred tax liabilities	121	384	37						421	541
Convertible bonds	548			(64)	-				(64)	484
Non-current derivative instruments	–				(4)				(4)	(4)
Other non-current financial liabilities	955			(6)				8	2	957
Non-current financial liabilities	1,503	-	-	(71)	(4)	-	-	8	(67)	1,436
Total non-current liabilities	2,088	384	37	(71)	(4)	-	-	(112)	234	2,322
Current provisions								119	119	119
Operating payables	892							88	88	980
Other operating payables	155				(4)			(79)	(83)	72
Other current financial liabilities	929									929
Current derivative instruments					10				10	10
Total current liabilities	1,976	-	-	-	6	-	-	128	134	2,110
Total liabilities and shareholders’ equity	6,906	-	14	(39)	(12)	7	(147)	9	(167)	6,739

F-68     2006 FORM 20-F – PERNOD RICARD

Back to contents

→ APPENDIX 6.

IFRS CONSOLIDATED BALANCE SHEET AT 30 JUNE 2005

The table below is a reconciliation of the consolidated balance sheet under IFRS.

→

ASSETS

(in euro million)	June 30, 2005 French GAAP Net	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	June 30, 2005 IFRS Net
Non-current assets
Intangible assets	2,001						(8)	(8)	1,993
Goodwill	200						17	17	217
Property, plant & equipment	868						(16)	(16)	853
Biological assets	-						19	19	19
Non current financial assets	95			-	3	(21)	2	(16)	79
Deferred tax assets	328	26						26	354
Total non current assets	3,492	26	-	-	3	(21)	14	23	3,515
Current assets
Inventories	2,184						(5)	(5)	2,179
Operating receivables and other receivables	1,174		(2)	(3)			9	4	1,178
Other financial assets	180	-	-	(1)		(169)	-	(169)	10
Cash and cash equivalents	128			(3)			-	(3)	125
Bond redemption premiums	25		(25)	–			-	(25)	-
Total current assets	3,691	-	(28)	(6)	-	(169)	4	(199)	3,493
Total assets	7,183	26	(28)	(6)	3	(189)	18	(176)	7,007

2006 FORM 20-F – PERNOD RICARD     F-69

Back to contents

→

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in euro million)	June 30, 2005 French GAAP	IAS 12	IAS 12	IAS 32 OCEANEs	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & adjustments	June 30, 2005 IFRS
Share capital	219									219
Additional paid-in capital	38									38
Retained earnings and currency translation adjustments	2,370	(383)	(21)	32	(22)	3	(189)	-	(580)	1,789
Net profit attributable to equity holders of the parent	475	2	8	(7)	7			(1)	9	484
Shareholders’ equity - attributable to equity holders of the parent	3,101	(380)	(13)	24	(15)	3	(189)	(1)	(571)	2,530
Minority interest	34							-	-	35
Of which profit attributable to minority interests	9							-	-	9
Total shareholders’ equity	3,135	(380)	(13)	24	(15)	3	(189)	-	(571)	2,565
Non current provisions	488							(121)	(121)	367
Deferred tax liabilities	131	380	40						420	551
Convertible bonds	548			(46)	-				(46)	502
Non-current derivative instruments	-				(2)				(2)	(2)
Other non-current financial liabilities	504			(6)	1			10	4	509
Non-current financial liabilities	1,052	-	-	(52)	(1)	-	-	10	(43)	1,009
Total non-current liabilities	1,672	380	40	(52)	(1)	-	-	(111)	255	1,927
Current provisions								121	121	121
Operating payables	907							28	28	934
Other operating payables	198				(2)			(19)	(22)	177
Other current financial liabilities	1,271								-	1,271
Current derivative instruments					13				13	13
Total current liabilities	2,376	-	-	-	10	-	-	129	(139)	2,514
Total liabilities and shareholders’ equity	7,183	-	26	(28)	(6)	3	(189)	18	(176)	7,007

F-70     2006 FORM 20-F – PERNOD RICARD

Back to contents

NOTE 25.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ACCOUNTING PRINCIPLES USED IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP AND ACCOUNTING PRINCIPLES GENERALLY USED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU (see Note 1 – Accounting Policies) which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For the year ended June 30, 2005, the consolidated financial statements of the Group were originally prepared in accordance with accounting principles generally accepted in France (“French GAAP”). In accordance with the provisions of IFRS 1 First Time Adoption of International Financial Reporting Standards (“IFRS 1”), IFRS effective as of June 30, 2006 have been applied retrospectively from July 1, 2004 except for certain exemptions and exceptions discussed in Note 1. The differences between IFRS adopted by the European Union as of June 30, 2006 and the IFRS as issued by the International Accounting Standards Board that are applicable at June 30, 2006, do not have any impact on the Group’s consolidated financial statements.

Differences that existed between French GAAP, which were used prior to the adoption of IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 even though an IFRS accounting policy may be the same, or similar, to that applied under U.S. GAAP as explained below.

IFRS as applied by the Group in its IFRS financial statements as of June 30, 2006 and 2005 differ in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP for each of the years ended June 30, 2006 and 2005 are set out in the tables below.

2006 FORM 20-F – PERNOD RICARD     F-71

Back to contents

Effect on net profit attributable to the equity holders of the parent of differences between IFRS and U.S. GAAP

The following is a summary of the estimated adjustments to net profit attributable to the equity holders of the parent as reported in the consolidated statements of income of the Group under IFRS as adjusted for the effects of the application of U.S. GAAP for the years ended June 30, 2006 and June 30, 2005:

		Year ended June 30
(in euro million)	Note	2006	2005
Net profit attributable to the equity holders of the parent according to IFRS		639	484
Adjustments to conform to U.S. GAAP
Business combinations, intangible assets and amortization of goodwill	(a)	129	(55)
Pensions and post-retirement benefits	(b)	(1)	-
Share based payments	(c)	(3)	(6)
Compound financial instruments	(d)	1	8
Net investment hedging	(e)	7	(12)
Provisions and restructuring plans	(f)	7	-
Other		-	-
Tax effect of the above adjustments		(45)	1
Total U.S. GAAP adjustments		95	(64)
Net income (loss) according to U.S. GAAP		734	420
Continuing operations		677	420
Discontinued operations		57	-
Net income (loss) according to U.S. GAAP		734	420

Earnings per share

Earnings per share under U.S. GAAP for the years ended June 30, 2006 and 2005 is as follows:

(in euro million)	2006	2005
Earnings per share, according to U.S. GAAP
Basic earnings per share	8.64	6.56
Diluted earnings per share	8.36	5.85
Earnings per share from continuing operations, according to U.S. GAAP
Basic earnings per share	7.97	6.56
Diluted earnings per share	7.71	5.85

F-72     2006 FORM 20-F – PERNOD RICARD

Back to contents

Comprehensive income

Comprehensive income under U.S. GAAP for the years ended June 30, 2006 and 2005 is as follows:

		At June 30,
(in euro million)	Note	2006	2005
Net income according to U.S. GAAP		734	420
Other comprehensive income (loss)
Additional minimum pension liability	(b)	6	(7)
Currency translation adjustment		(17)	52
Changes in fair value of cash flow hedges		62	(9)
Comprehensive income according to U.S. GAAP		785	456

Cumulative effect on shareholders’ equity attributable to the equity holders of the parent on differences between IFRS and U.S. GAAP

The following is a summary of the estimated adjustments to shareholders’ equity attributable to the equity holders of the parent as reported in the consolidated balance sheet of the Group under IFRS as adjusted for the effects of the application of U.S. GAAP as of June 30, 2006 and 2005:

		At June 30
(in euro million)	Note	2006	2005
Shareholders’ equity attributable to the equity holders of the parent according to IFRS		5,700	2,530
Adjustments to U.S. GAAP
Business combinations, intangible assets and amortization of goodwill	(a)	65	234
Pensions and post-retirement benefits	(b)	7	-
Share based payments	(c)	-	-
Compound financial instruments	(d)	-	(22)
Net investment hedging	(e)	-	-
Provisions and restructuring plans	(f)	7	-
Other		3	3
Tax effect of the above adjustments		(4)	9
Minority share of the above adjustments		3	3
Total U.S. GAAP adjustments		81	227
Shareholders’ equity according to U.S. GAAP		5,781	2,757

2006 FORM 20-F – PERNOD RICARD     F-73

Back to contents

Differences in accounting policies between IFRS and U.S. GAAP

(A)

Business combinations, intangible assets and amortization of goodwill

Prior to the Group’s adoption of IFRS on July 1, 2004, goodwill, brands and other assets and liabilities acquired through a business combination were fair valued at the time of the acquisition in accordance with French GAAP. Upon adoption of IFRS, as allowed by IFRS 1 § 13(a), the Group elected not to restate the business combinations that occurred before July 1, 2004 in accordance with IFRS 3 Business Combinations (“IFRS 3”).

Under U.S. GAAP, all of the Group’s business combinations are accounted for under the purchase method. In accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”) (and APB Opinion No. 16 Business Combinations prior to July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

The following describes the primary differences between IFRS and U.S. GAAP in relation to business combinations, intangible assets and amortization of goodwill as a result of the IFRS 1 exemption election:

(i) Goodwill was amortized under French GAAP over its useful economic life, but not exceeding 40 years, until the Group’s adoption of IFRS. Upon adoption of IFRS, on July 1, 2004, goodwill ceased to be amortized and is tested for impairment annually. Under French GAAP brands were not amortized. Upon adoption of IFRS, brands with an indefinite useful life continued not to be amortized and are subject to annual impairment tests. Under U.S. GAAP, upon adoption of FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”) on July 1, 2002, goodwill and intangible assets with an indefinite useful life ceased to be amortized and have been subject to impairment tests at least annually. Prior to the adoption of SFAS 142, all intangible assets and goodwill were amortized over their expected useful lives, but not exceeding 40 years, therefore differences arise in the net carrying value of goodwill and acquired brands. These differences affect the gains and losses on the disposal of assets.

(ii) Under French GAAP, deferred tax on unamortized brands acquired through business combinations is not recognized when it is considered that the brands cannot be sold separately from the entity acquired. Upon transition to IFRS, deferred tax liabilities on brands acquired through business combinations were recognized as a reduction to equity in the opening balance sheet at the date of transition to IFRS. Under U.S. GAAP, a deferred tax liability or asset shall be recognized for differences between the assigned values and the tax bases of the recognized brands at the time of each acquisition in accordance with FASB Statement No. 109 Accounting for Income Taxes (“SFAS 109”) with a corresponding increase in goodwill.

(iii) Under French GAAP, the tax benefit arising from pre-acquisition loss-carry forwards of an acquired subsidiary was recognized in earnings as a reduction of current tax expenses when loss-carry forwards were utilized. Under U.S. GAAP, according to SFAS 109, the benefit arising from such loss-carry forwards is required to be recorded as a reduction of goodwill.

(iv) Under French GAAP, the revaluation of the acquired intangible assets cannot result in negative goodwill. As a result, the fair value assigned to the brands acquired through the acquisition of Seagram was limited to the difference between the purchase consideration and the net fair value of the other assets and liabilities acquired. Under U.S. GAAP, the acquired trademarks were recognized at fair value and deferred tax liabilities were recognized for differences between the assigned values and the tax bases of the recognized brands at the time of the acquisition which resulted in the recognition of goodwill.

(v) The amounts of restructuring costs incurred in the Seagram acquisition were less than the amounts recorded as the restructuring liability assumed. Under French GAAP, this excess was recognized in income as no goodwill was recorded on this acquisition. Under U.S. GAAP, this excess reduced the cost of the acquired entity (i.e., reduced goodwill).

(vi) Under French GAAP, adjustments of provisions for income tax uncertainties recorded through the purchase accounting of Seagram were recorded in income as no goodwill resulted from this purchase business combination. Under U.S. GAAP, according to Emerging Issue Task Force (“EITF”) 93-7 Uncertainties Related to Income Taxes in a Purchase Business Combination, adjustments upon resolution of income tax uncertainties that predate or result from a purchase business combination should be recorded as an adjustment to goodwill, regardless of the time that has elapsed since the acquisition date.

The following describes the primary differences between IFRS and U.S. GAAP in relation to business combinations, intangible assets and amortization of goodwill for acquisitions completed after July 1, 2004:

(i) Under IFRS, where the purchase consideration includes equity instruments that have been issued by the Group, the instruments are measured at the date of exchange. Under U.S. GAAP, according to EITF Issue No. 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, these equity instruments are measured based on a reasonable period of time before and after the date the terms of the acquisitions were agreed to and announced. This difference in measurement date has resulted in a difference in the amount of goodwill recognized.

F-74     2006 FORM 20-F – PERNOD RICARD

Back to contents

(ii) Under IFRS, when an entity is acquired, the acquiring entity recognizes liabilities for reorganizing the activities of the acquiree as part of allocating the cost of the combination only when the acquiree has, at the acquisition date, an existing liability for restructuring in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). Under U.S. GAAP, according to EITF Issue No. 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination, the acquirer’s intentions are allowed, in certain circumstances, to be taken into account when measuring the liabilities acquired. As a result, certain restructuring provisions recorded in the income statement under IFRS are recognized as the liability assumed at the date of acquisition, in the balance sheet of the acquiree.

The following tables present the impact of the above-mentioned differences on tangible and intangible assets, goodwill and deferred tax as of June 30, 2005 and 2006:

	At June 30, 2006	At June 30, 2005
(in euro million)	Adjustment to conform to U.S. GAAP	Adjustment to conform to U.S. GAAP
Brands	93	90
Goodwill	21	179
Property, plant and equipment	29	34
Accumulated depreciation	(20)	(23)
Property, plant and equipment, net	9	11
Deferred tax	(58)	(46)
Total	65	234

(B)

Pensions and post-retirement benefits

Transition obligations

The Group adopted FASB Statement No. 87, Employers’ Accounting for Pensions (“SFAS 87”), FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (“SFAS 106”), and FASB Statement No. 112, Employers’ Accounting for Post-Employment Benefits for the accounting of pension, post-employment, and post-retirement plans respectively, from July 1, 2004. Due to the significant period of time that has elapsed from the date when SFAS 87 would have been required to be adopted, it was not feasible for the Group to apply SFAS 87 as of its effective date, January 1, 1989 for foreign plans, due to the unavailability of actuarial data.

The average remaining service period of plan participants used for purposes of amortizing the transition liability was 15 years. As more than 15 years had elapsed between the effective date in SFAS 87 and SFAS 106 and the adoption date of the Group, there was no unamortized transition obligation as of July 1, 2004.

Actuarial gains and losses

Under both U.S. GAAP and IFRS, unrecognized actuarial gains and losses are amortized over the remaining service period of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method. Under U.S. GAAP however, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants is required to be used instead of average remaining service.

Prior service cost

In accordance with IAS 19 Employee Benefits (“IAS 19”), the vested portion of past service cost, which is the increase in the present value of the benefit obligation for employee service in prior periods, is recognized immediately in full. The unvested portion of past service cost is amortized on a straight-line basis from the point in time when the past service cost arises until the obligation is anticipated to become vested. In accordance with U.S. GAAP, both the vested and unvested portions are amortized on a straight-line basis over the average future service lives of the active participants.

Additional minimum pension liability

In accordance with U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation is recorded as defined in SFAS 87. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. Also, in accordance with U.S. GAAP, an equal amount is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, and any remaining difference is recorded as other comprehensive income in shareholders’ equity.

2006 FORM 20-F – PERNOD RICARD     F-75

Back to contents

There are no such requirements for the recognition of an additional minimum pension liability under IAS 19.

Curtailments

Under IFRS, curtailment gains and losses are recognized in income when the Group is demonstrably committed and a curtailment has been announced. Under U.S. GAAP, curtailment losses are recognized in income when it is probable that a curtailment will occur and the effects can be reasonably estimated. Curtailment gains are deferred until realized and are recognized in income when the related employees terminate or when the plan suspension or amendment is adopted.

Under IFRS, the calculation of gains and losses on curtailments includes any related changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized. Under U.S. GAAP, the calculation of gains and losses on curtailments includes unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses).

(C)

Share-based payments

Under IFRS, the fair value of stock options is recognized as expenses in the income statement over the vesting period of the options. As part of the transition to IFRS, only stock option plans granted after November 7, 2002, and whose stock options were not yet fully vested at July 1, 2004, are accounted for according to IFRS 2 Share-based Payment. As a result, the Group performed the valuation of these options only. Under U.S. GAAP, the Group applied the provisions of FASB Statement No.123, Share Based Payment (“SFAS 123”), until the adoption of FASB Statement No.123R Share Based Payment (“SFAS 123R”) on July 1, 2005. The Group recognized compensation cost for stock options granted prior to November 7, 2002, that were not fully vested at July 1, 2004.

(D)

Compound financial instruments

Under IFRS, if a compound financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments under IAS 32 Financial Instruments: Disclosure and Presentation (“IAS 32”) by bifurcating the debt component, included in financial liabilities and the equity component. This is the case with the bonds issued by the Group on February 2002 (Oceane — Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, i.e. bonds convertible into or exchanged for new or existing shares).

Under U.S. GAAP, the Oceane are accounted for as financial debt and would be presented as financial debt.

(E)

Net investment hedging

Under U.S. GAAP, in accordance with SFAS 133 Accounting for Derivative Instruments and Hedging Activities, in order to qualify for hedge accounting, the operating unit that is exposed to a foreign currency exposure is required to have the same functional currency as the entity within the group that holds the hedging instrument, whereas there is no such requirement under IAS 39 Financial Instruments: Recognition and Measurement. As a result of this difference, translation adjustments recorded directly through equity under IFRS have been recorded in the Statement of income under U.S. GAAP for €7 million and €(12) million before tax effect, for the years ended June 30, 2006 and 2005 respectively.

(F)

Provisions and restructuring plans

Under IFRS, a provision for restructuring costs is recognized when an entity meets a number of specific criteria, indicating a present obligation as a result of a past event, it being probable that an outflow of resources will be required to settle the obligation, and that a reliable estimate of the amount of the obligation can be made. Under U.S. GAAP, in accordance with FASB Statement No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits a liability for a special termination benefit in the form of voluntary termination benefit is recorded when the employee accepts the offer and the amount is reasonably estimable.

(G)

Capitalized interests

Under IAS 23 Borrowing Costs, the Group elected to expense all interest costs in the period in which they are incurred including borrowing costs incurred during the construction period to finance tangible assets. Under U.S. GAAP, in accordance with SFAS 34 Capitalization of Interest Cost, capitalization of interest costs incurred during the construction of assets is required if certain criteria are met. The capitalized interest is amortized over the useful life of the assets.

(H)

Inventory and biological assets

Under IFRS, according to IAS 41 Agriculture, agricultural produce is measured at its fair value less estimated point-of-sale costs at the point of harvest. A gain or loss arising form the initial recognition of agricultural produce is recognized in the profit and loss for the period in which it arises. Under U.S. GAAP agricultural produce is measured at cost.

Under IFRS, biological assets are measured at their fair value less estimated point-of-sale costs. Changes to the fair value of biological assets are recognized in the profit and loss for the period in which they arise. Under U.S. GAAP biological assets are measured at historical cost and depreciated over their useful economic lives.

(I)

Differences between the accounting principles used in the preparation of the consolidated financial statements of the Group and U.S. GAAP that did not impact either net profit or shareholders’ equity attributable to the equity holders of the parent

Consolidation

As mentioned in Note 8, on July 26, 2005, the Group completed the acquisition of Allied Domecq and the related disposal of certain spirits and wine brands and distribution assets to Fortune Brands through the signature of a Framework Agreement between the Group and Fortune Brands. This was done principally by issuing to Fortune Brands Tracker Shares in Goal Acquisitions Limited (“Goal”), for a subscription price of approximately £2.7 billion (€4.0 billion). Goal is a wholly-owned subsidiary of the Group, which was formed to acquire all of the shares of Allied Domecq.

F-76     2006 FORM 20-F – PERNOD RICARD

Back to contents

Upon completion of the transaction, the brands and assets being purchased were owned by Goal subsidiaries and were transferred to one or more subsidiaries of Fortune Brands over a six month period beginning July 26, 2005. The Tracker Shares issued to Fortune Brands were redeemed by Goal as the brands and assets were transferred to Fortune Brands and its affiliates in separate transactions over the six month period. In addition, the transaction was structured so that Fortune Brands was granted contractual rights to control the management and operations of the assets until they are transferred (i.e. Canadian Club whisky, Courvoisier cognac, Maker’s Mark brandy, Sauza tequila, Laphroaig single-malt Scotch, Clos du Bois super-premium wines, leading regional brands and distribution networks in the United Kingdom, Germany and Spain).

The consideration paid by Fortune Brands for the acquisition of the above mentioned brands and related assets was subject to change based on purchase price adjustments to reflect the actual value of assets transferred.

Under IFRS, the assets transferred to Fortune Brands were not consolidated in the Group’s financial statements according to IAS 27 Consolidated and Separate Financial Statements on the basis that the voting interest to control the operations or assets of entities that were to be transferred to Fortune Brands is restricted in certain significant respects by approval or veto rights granted to Fortune Brands through the issuance of the Tracker Shares.

Under U.S. GAAP, until the assets and liabilities have been transferred to Fortune Brands, the Group applied the provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN 46R”). Accordingly, the entities to be transferred to Fortune Brands have been considered variable interest entities as defined in FIN 46R and in certain instances, the Group concluded that it was the primary beneficiary of these entities.

As a result, the financial results associated with these entities have been included in the consolidated statements of income of the Group effective July 26, 2005 until the date of transfer to Fortune Brands; such transfers have been substantially completed within six months after the date of the transaction (i.e., on January 26, 2006). However, the Group applied the provisions of FASB Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and related interpretations and guidance, specifically EITF Issue No. 03-13 Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. The financial results of operations associated with these entities (i.e. income earned during the transition period from July 26, 2005 until the effective transfer to Fortune Brands) have been reported as discontinued operations. The Group consolidated these entities according to FIN 46R and the income earned during the period from the acquisition to the transfer of these entities was passed back to Fortune Brands in accordance with the provisions of the Framework Agreement. Consequently, the Group recognized a net result from discontinued operations of zero. This difference in consolidation principles did not lead to any differences between the Group’s IFRS and U.S. GAAP net profit and shareholder’s equity for the year ended June 30, 2006.

Impairment of brands and goodwill

Under both IFRS and U.S. GAAP, goodwill and intangible assets with indefinite useful economic lives (i.e., brands) are not amortized but rather tested for impairment at least annually. However, differences exist between the impairment methodologies used under IFRS and U.S. GAAP.

Under IFRS, in accordance with IAS 36 Impairment of assets, impairment testing is performed either at the level of each Cash Generating Unit (“CGU”) to which goodwill has been assigned or at the level of a group of CGUs within a business or geographical segment that represent the lowest level at which management monitors the return on investment of these acquisitions. A one-step impairment test is performed. To determine whether goodwill has been impaired, the carrying value of the assets and liabilities of the CGU or group of CGUs is compared to its recoverable amount defined as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The impairment loss is recognized as the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation must be made on a pro rata basis to the other assets.

Under U.S. GAAP, SFAS 142 Goodwill and other intangible assets (“SFAS 142”) goodwill is required to be tested for impairment using a prescribed two-step process. Intangible assets with indefinite useful lives are tested for impairment using only the first-step in this process. The first step of the SFAS 142 test compares the fair value of the reporting unit with the unit’s carrying amount, including goodwill. If the reporting unit’s carrying amount is greater than its fair value, an impairment may be present and the second step must be completed to measure the potential impairment. Under the second step the fair value of the reporting unit is allocated to its assets and liabilities, similar to a purchase price allocation in a business combination, to determine the implied fair value of goodwill. Any excess of the implied fair value of goodwill over the carrying value of goodwill is then written off.

These differences in principles did not lead to any differences between the Group’s IFRS and U.S. GAAP net profit and shareholder’s equity for the years presented.

(J)

New U.S. GAAP Accounting Pronouncements Not Yet Adopted

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and requires prospective application. The Group will adopt this standard on July 1, 2006 and currently does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

2006 FORM 20-F – PERNOD RICARD     F-77

Back to contents

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Group does not believe the adoption of FSP 115-1 will have a material impact on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 —among other things— permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 1, 2006. The Group does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6 Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R). This position addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003) – Consolidation of Variable Interest Entities. The variability that is considered in applying FIN 46(R) affects the determination of: (a) whether the entity is a variable interest entity (“VIE”); (b) which interests are variable interests in the entity; and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. It is effective for all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analyzed under FIN 46(R) when a reconsideration event has occurred, starting from the first day of the first reporting period beginning after 15 June 2006. Such FSP is not expected to have a material effect on the results or net assets of the group.

In June, 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes” (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will be required to adopt FIN 48 as of July 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Group is currently evaluating the impact of FIN 48 on the Group’s financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The Group will be required to adopt SFAS 157 as of July 1, 2008. The Group is currently evaluating the impact of SFAS 157 on the Group’s financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”), which requires the employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Group will be required to adopt SFAS 158 as of June 30, 2007. The Group is currently evaluating the impact of SFAS 158 on the Group’s financial condition, results of operations and cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Group’s present or future consolidated financial statements.

F-78     2006 FORM 20-F – PERNOD RICARD

Back to contents

Pernod Ricard SA

(Exact name of Registrant as specified in its charter)

12, place des États-Unis

75783 Paris Cedex 16

France

(Address of principal executive office)

2006 FORM 20-F – PERNOD RICARD     F-79